Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-254482

Cooper Tire & Rubber Company

701 Lima Avenue

Findlay, Ohio 45840

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Cooper Tire & Rubber Company:

On February 22, 2021, Cooper Tire & Rubber Company (“Cooper Tire”) entered into an Agreement and Plan of Merger with The Goodyear Tire & Rubber Company (“Goodyear”), and Vulcan Merger Sub Inc., a direct, wholly owned subsidiary of Goodyear (“Merger Sub”), under which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Cooper Tire, with Cooper Tire continuing as the surviving corporation and as a direct, wholly owned subsidiary of Goodyear (the “merger”). If the merger is completed, each share of Cooper Tire common stock issued and outstanding immediately prior to the effective time of the merger (other than (i) shares of Cooper Tire common stock owned by Goodyear, Cooper Tire, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries, (ii) shares of Cooper Tire common stock held in the treasury of Cooper Tire, (iii) shares of Cooper Tire common stock held by Cooper Tire stockholders that vote against the adoption of the merger agreement and properly exercised their appraisal rights under Delaware law and (iv) certain shares of Cooper Tire common stock subject to long-term incentive awards) will be converted into the right to receive $41.75 per share in cash and 0.907 of a share of Goodyear common stock (as such amount may potentially be adjusted), without interest and less any applicable withholding tax.

Based on Goodyear’s closing stock price on February 19, 2021, the last trading day before the public announcement of the execution of the merger agreement with Goodyear, the implied cash and stock consideration to be received by Cooper Tire stockholders is $54.36 per share of Cooper Tire common stock, which represents a premium of approximately 24% over Cooper Tire’s closing stock price on February 19, 2021. The value of the merger consideration to be received in exchange for each share of Cooper Tire common stock will fluctuate with the market value of shares of Goodyear common stock until the transaction is complete. The common stock of Cooper Tire is listed on the New York Stock Exchange under the symbol “CTB.” The common stock of Goodyear is listed on the Nasdaq Global Select Market under the symbol “GT.” Upon the completion of the merger, former Cooper Tire stockholders are expected to own approximately 16% of the then outstanding shares of Goodyear common stock, based on Goodyear’s outstanding equity as of February 19, 2021.

The affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon is required to approve and adopt the merger agreement. Because of this, Cooper Tire is holding a special meeting of its stockholders on April 30, 2021 to vote on the proposal necessary to complete the merger. Information about the Cooper Tire special meeting, the merger, the merger agreement and the other business to be considered by Cooper Tire stockholders at the Cooper Tire special meeting is contained in this proxy statement/prospectus. The board of directors of Cooper Tire (the “Cooper Tire Board”) has fixed the close of business on April 1, 2021 as the record date for the determination of Cooper Tire stockholders entitled to notice of, and to vote at, the Cooper Tire special meeting. Any stockholder entitled to attend and vote at the Cooper Tire special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Cooper Tire common stock. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 39.

The Cooper Tire Board has unanimously determined that the merger is fair to and in the best interests of Cooper Tire and Cooper Tire stockholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger. The Cooper Tire Board unanimously recommends that Cooper Tire stockholders vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” approval, on a non-binding advisory basis, of the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal.

Your vote is very important, regardless of the number of shares of Cooper Tire common stock that you own. Whether or not you plan to attend the Cooper Tire special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope, or give your proxy by telephone or over the Internet by following the instructions on the proxy card. You may revoke your proxy at any time prior to its exercise at the Cooper Tire special meeting in the manner described in the proxy statement/prospectus accompanying this letter. Completing a proxy now will not prevent you from being able to vote at the Cooper Tire special meeting by virtually attending the Cooper Tire special meeting and casting a vote. Your vote virtually at the Cooper Tire special meeting will supersede any previously submitted proxy.

If your shares of Cooper Tire common stock are held in “street name,” you should instruct your broker, bank or other nominee how to vote your shares of Cooper Tire common stock on each proposal in accordance with your voting instruction form.

If you fail to return your proxy or to attend the Cooper Tire special meeting virtually, your shares of Cooper Tire common stock will not be counted for purposes of determining whether a quorum is present at the Cooper Tire special meeting and will have the same effect as a vote cast “AGAINST” the adoption of the merger agreement.

As part of Cooper Tire’s precautions regarding COVID-19, the Cooper Tire special meeting will be a “virtual” meeting. Cooper Tire stockholders of record as of the record date can participate in the Cooper Tire special meeting online at www.virtualshareholdermeeting.com/CTB2021SM at the appointed date and time.

Thank you for your continued support, interest and investment in Cooper Tire.

Sincerely,

Bradley E. Hughes President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated April 2, 2021, and is first being mailed to Cooper Tire stockholders on or about April 2, 2021.

Cooper Tire & Rubber Company

701 Lima Avenue

Findlay, Ohio 45840

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on April 30, 2021

To the Stockholders of Cooper Tire & Rubber Company:

We are pleased to invite you to attend the special meeting of stockholders of Cooper Tire & Rubber Company, a Delaware corporation (“Cooper Tire”), which will be held virtually at www.virtualshareholdermeeting.com/CTB2021SM at 10:00 a.m., Eastern Time, on April 30, 2021, for the following purposes:

•

to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of February 22, 2021, by and among The Goodyear Tire & Rubber Company, an Ohio corporation, Vulcan Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Goodyear, and Cooper Tire (as it may be amended from time to time, the “merger agreement”), which is further described in the sections titled “The Merger” and “The Merger Agreement”, beginning on pages 49 and 91, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus of which this notice is a part (the “merger proposal”);

•

to vote on a non-binding advisory proposal to approve the compensation that may be paid or become payable to Cooper Tire’s named executive officers that is based on or otherwise relates to the merger (the “merger-related named executive officer compensation proposal”); and

•

to approve the adjournment of the Cooper Tire special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement (the “adjournment proposal”).

Cooper Tire will transact no other business at the Cooper Tire special meeting except such business as may properly be brought before the Cooper Tire special meeting or any adjournment or postponement thereof by or at the direction of Cooper Tire’s Board of Directors (the “Cooper Tire Board”). Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Cooper Tire special meeting.

As part of Cooper Tire’s precautions regarding COVID-19, the Cooper Tire special meeting will be a “virtual” meeting. Cooper Tire stockholders of record as of the record date can participate in the Cooper Tire special meeting online at www.virtualshareholdermeeting.com/CTB2021SM at the appointed date and time. The proxy materials for the Cooper Tire special meeting which are a part of this proxy statement/prospectus will also be available electronically through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 192. This “virtual” approach to the Cooper Tire special meeting also provides a convenient way for Cooper Tire stockholders as of the record date to vote, enables greater Cooper Tire stockholder participation in the proceedings and reduces the cost and environmental impact of the Cooper Tire special meeting.

To participate in the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting to log in to the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting. Using this control number, you will be able to listen to the Cooper Tire special meeting live, submit questions and vote online. Cooper Tire encourages you to access the Cooper Tire special meeting before the start time of 10:00 a.m., Eastern Time, on April 30, 2021. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern Time, on April 30, 2021.

The Cooper Tire Board has fixed the close of business on April 1, 2021 as the record date for the Cooper Tire special meeting. Only Cooper Tire stockholders of record at the record date are entitled to receive notice of, and to vote at, the Cooper Tire special meeting and any adjournment or postponement thereof. A complete list of Cooper Tire stockholders entitled to vote at the Cooper Tire special meeting will be available for a period of at least 10 days prior to the Cooper Tire special meeting. If you would like to inspect the list of Cooper Tire stockholders of record, please contact Cooper Tire’s Investor Relations department at (419) 424-4165 or investorrelations@coopertire.com to schedule an appointment or request access.

The affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon is required to approve the merger proposal.

The Cooper Tire Board has unanimously determined that the merger is fair to and in the best interests of Cooper Tire and Cooper Tire stockholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Cooper Tire stockholders for adoption at a meeting of such stockholders and unanimously recommends that Cooper Tire stockholders vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal.

Your vote is very important, regardless of the number of shares of Cooper Tire common stock that you own. Whether or not you plan to attend the Cooper Tire special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope, or give your proxy by telephone or over the Internet by following the instructions on the proxy card. You may revoke your proxy at any time prior to its exercise at the Cooper Tire special meeting in the manner described in the proxy statement/prospectus accompanying this letter. Completing a proxy now will not prevent you from being able to vote at the Cooper Tire special meeting by virtually attending the Cooper Tire special meeting and casting a vote. Your vote virtually at the Cooper Tire special meeting will supersede any previously submitted proxy.

If your shares of Cooper Tire common stock are held in “street name,” you should instruct your broker, bank or other nominee how to vote your shares of Cooper Tire common stock on each proposal in accordance with your voting instruction form.

If you fail to return your proxy or to attend the Cooper Tire special meeting virtually, your shares of Cooper Tire common stock will not be counted for purposes of determining whether a quorum is present at the Cooper Tire special meeting and will have the same effect as a vote cast “AGAINST” the merger proposal.

The proxy statement/prospectus of which this notice is a part provides a detailed description of the merger and the merger agreement and the other matters to be considered at the Cooper Tire special meeting. We urge you to carefully read this proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. In particular, we urge you to carefully read the section titled “Risk Factors” beginning on page 39.

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of Cooper Tire common stock, please contact Georgeson, Cooper Tire’s proxy solicitor:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Telephone: (212) 440-9800

Please do not send any stock certificates at this time. If the merger is completed, you will receive instructions for surrendering your Cooper Tire stock certificates in exchange for the merger consideration from the exchange agent.

BY ORDER OF THE COOPER TIRE BOARD

Stephen Zamansky

Senior Vice President,

General Counsel & Secretary

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Goodyear and Cooper Tire from other documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 192.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge by requesting them in writing or by telephone as follows:

For information related to Cooper Tire:

Cooper Tire & Rubber Company

701 Lima Avenue

Findlay, Ohio 45840

Attention: Investor Relations

Telephone: (419) 424-4165

or from Georgeson, Cooper Tire’s proxy solicitor, at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Telephone: (212) 440-9800

For information related to Goodyear:

The Goodyear Tire & Rubber Company

200 Innovation Way

Akron, Ohio 44316-0001

Attention: Investor Relations

Telephone: (330) 796-3751

To receive timely delivery of the documents in advance of the special meeting of Cooper Tire stockholders, you should make your request no later than April 23, 2021, which is five business days before the Cooper Tire special meeting.

You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge through the Securities and Exchange Commission (the “SEC”) website at www.sec.gov. In addition, you may obtain copies of documents filed by Goodyear with the SEC by accessing Goodyear’s website at corporate.goodyear.com under the tab “Investors” and then under the heading “Financial Reports.” You may also obtain copies of documents filed by Cooper Tire with the SEC by accessing Cooper Tire’s website at www.coopertire.com under the tab “Investors” and then under the heading “Filings & Financials.”

We are not incorporating the contents of the websites of Goodyear, Cooper Tire or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Goodyear (File No. 333-254482), constitutes a prospectus of Goodyear under Section 5 of the Securities Act, with respect to the shares of Goodyear common stock to be issued to Cooper Tire stockholders pursuant to the merger agreement described herein. This document also constitutes a proxy statement of Cooper Tire under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the Cooper Tire special meeting, at which Cooper Tire stockholders will be asked to consider and vote on the adoption of the merger agreement and other related proposals.

You should rely only on the information contained in, and incorporated by reference into, this proxy statement/prospectus. Goodyear and Cooper Tire have not authorized anyone to provide you with information other than the information that is contained in, or incorporated by reference into, this proxy statement/prospectus. Goodyear and Cooper Tire take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This proxy statement/prospectus is dated April 2, 2021, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Cooper Tire stockholders nor the issuance by Goodyear of shares of Goodyear common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus is neither an offer to sell, nor a solicitation of an offer to buy, any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Goodyear has supplied all information contained in, and incorporated by reference into, this proxy statement/prospectus relating to Goodyear and Merger Sub, and Cooper Tire has supplied all such information relating to Cooper Tire.

DEFINED TERMS

Unless stated otherwise, when the following bolded terms and abbreviations appear in this proxy statement/prospectus, they have the meanings indicated below:

antitrust laws	the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act (in each case, as amended) and any other United States federal or state or foreign laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade

Code	the Internal Revenue Code of 1986, as amended

commitment letter	(i) the commitment letter, dated as of February 22, 2021, from JPMorgan Chase Bank, N.A., as amended and restated by that certain amended and restated commitment letter, dated as of March 19, 2021, from JPMorgan Chase Bank, N.A. and other financial institutions, pursuant to which, subject to the terms and conditions set forth therein, JPMorgan Chase Bank, N.A. and the other financial institutions party thereto have committed to provide to Goodyear the bridge facility debt financing (see “financing” defined below) in connection with the merger and the other transactions contemplated by the merger agreement and (ii) the executed fee letters referenced therein, in each case, as may be amended and restated from time to time (in the event that any portion of the financing becomes unavailable and Goodyear obtains any alternative financing commitment letter, the terms “commitment letter” and “financing” will include any such alternative financing commitment letter and the alternative financing contemplated thereby (in lieu of the commitment letter and the financing so replaced), as applicable)

Cooper Tire	Cooper Tire & Rubber Company, a corporation organized under the laws of Delaware

Cooper Tire Board	the board of directors of Cooper Tire

Cooper Tire common stock	the common stock of Cooper Tire, par value $1.00 per share

Cooper Tire special meeting	the special meeting of Cooper Tire stockholders to consider and vote upon the merger proposal and related matters (including any adjournments or postponements thereof)

Cooper Tire stockholder	a holder of shares of Cooper Tire common stock

COVID-19	COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof) or associated epidemics, pandemic or disease outbreaks

COVID-19 measures	With respect to either Cooper Tire or Goodyear or such party’s respective subsidiaries, (i) any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or law, or any other applicable laws, guidelines or recommendations by any governmental entity in connection with or in response to COVID-19 and (ii) such other measures taken by either Cooper Tire or Goodyear and/or any of such party’s subsidiaries to the extent determined in good faith by such party to be reasonably necessary to avoid or mitigate material risk of physical injury or harm to any human person (or to otherwise protect or preserve the health or safety of any human person) or a material financial loss or damage to such party or its subsidiaries in connection with or in response to COVID-19 or any other global or regional health event

DGCL	the General Corporation Law of the State of Delaware, as amended

DOJ	the U.S. Department of Justice

effective time	the date and time at which the certificate of merger with respect to the merger is duly filed with the Secretary of State of the State of Delaware or at such later time as Goodyear and Cooper Tire may agree in writing and specify in such certificate of merger

Exchange Act	the Securities Exchange Act of 1934, as amended

FDI laws	the applicable laws governing investments by certain persons in strategic business sectors, including those raising national security considerations, in any country where Goodyear, Cooper Tire or any of their respective subsidiaries do business

financing	the bridge facility debt financing committed pursuant to the commitment letter (in the event that any portion of the financing becomes unavailable and Goodyear obtains any alternative financing commitment letter, the terms “commitment letter” and “financing” will include any such alternative financing commitment letter and the alternative financing contemplated thereby (in lieu of the commitment letter and the financing so replaced), as applicable)

FTC	the U.S. Federal Trade Commission

Goldman Sachs	Goldman Sachs & Co. LLC

Goodyear	The Goodyear Tire & Rubber Company, a corporation organized under the laws of Ohio

Goodyear Board	the board of directors of Goodyear

Goodyear common stock	the common stock of Goodyear, without par value

Goodyear shareholder	a holder of shares of Goodyear common stock

HSR Act	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

law	any international, national, federal, state or local law, including common law, statute, code, ordinance, constitution, treaty, convention, regulation or rule or other similar requirements of any governmental entity

merger or transaction	both terms refer to the merger of Merger Sub with and into Cooper Tire, with Cooper Tire continuing as the surviving corporation and a direct, wholly owned subsidiary of Goodyear

merger agreement	the Agreement and Plan of Merger, dated as of February 22, 2021, by and among Goodyear, Cooper Tire and Merger Sub, a copy of which is attached as Annex A to this proxy statement/prospectus (as it may be amended from time to time)

Merger Sub	Vulcan Merger Sub Inc., a corporation organized under the laws of Delaware and a direct, wholly owned subsidiary of Goodyear

Nasdaq	the Nasdaq Global Select Market

Non-U.S. Holder	a beneficial owner of shares of Cooper Tire common stock or, after the completion of the merger, shares of Goodyear common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder

NYSE	the New York Stock Exchange

ORC	the Ohio Revised Code, as amended

SEC	the Securities and Exchange Commission

Securities Act	the Securities Act of 1933, as amended

U.S. Holder	a beneficial owner of shares of Cooper Tire common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate the income of which is subject to U.S. federal income taxation regardless of its source

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE COOPER TIRE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the merger agreement, the merger, other transactions contemplated by the merger agreement, and the Cooper Tire special meeting. They may not include all of the information that is important to Cooper Tire stockholders. Cooper Tire stockholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192.

Q: What is the merger agreement and what is the merger?

Goodyear, Merger Sub and Cooper Tire have entered into the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of Cooper Tire by Goodyear. Under the merger agreement, subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement and described in this proxy statement/prospectus, at the closing of the merger, Merger Sub will merge with and into Cooper Tire, with Cooper Tire continuing as the “surviving corporation” and a direct, wholly owned subsidiary of Goodyear.

As a result of the merger, Cooper Tire will become a direct, wholly owned subsidiary of Goodyear and will no longer be a publicly held company. Goodyear will issue up to approximately 46.4 million shares of Goodyear common stock to Cooper Tire stockholders in the merger (including shares of Goodyear common stock to be issued in connection with outstanding Cooper Tire long-term incentive awards). As a result of these issuances, current Goodyear shareholders and Cooper Tire stockholders are expected to hold approximately 84% and 16%, respectively, of the outstanding shares of Goodyear common stock immediately following completion of the merger. In addition, following the merger, Cooper Tire common stock will be delisted from the NYSE and will be deregistered under the Exchange Act, after which Cooper Tire will no longer be required under SEC rules and regulations to file periodic reports with the SEC in respect of Cooper Tire common stock.

Q: Why am I receiving these materials?

Goodyear and Cooper Tire are sending these materials to Cooper Tire stockholders to help them decide how to vote their shares of Cooper Tire common stock with respect to the merger and other matters to be considered at the Cooper Tire special meeting.

The affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon is required to approve and adopt the merger agreement. Cooper Tire is holding a special meeting of its stockholders to vote on the proposal to adopt the merger agreement and other related proposals. Information about the Cooper special meeting, the merger and the other business to be considered by stockholders at the Cooper Tire special meeting is contained in this proxy statement/prospectus.

This proxy statement/prospectus constitutes both a proxy statement of Cooper Tire and a prospectus of Goodyear.

It is a proxy statement because the Cooper Tire Board is soliciting proxies from its stockholders to vote in favor of the proposal to adopt the merger agreement at the Cooper Tire special meeting or at any adjournment or postponement of the Cooper Tire special meeting. The Cooper Tire Board has unanimously recommended that Cooper Tire stockholders vote in favor of the merger proposal. Cooper Tire stockholders are also being asked to vote to approve the merger-related named executive officer compensation proposal on a non-binding advisory basis and, if necessary or appropriate, the adjournment of the Cooper Tire special meeting.

It is a prospectus because Goodyear will issue shares of Goodyear common stock as the stock consideration portion of the merger consideration in exchange for outstanding shares of Cooper Tire common stock in the merger.

Q: What will Cooper Tire stockholders receive in the merger?

In connection with the merger, Cooper Tire stockholders will receive the merger consideration, which consists of (i) $41.75 in cash, without interest, per share of Cooper Tire common stock (as such amount of cash may potentially be adjusted as described under the heading “The Merger Agreement—Merger Consideration—Share Cap Adjustment”, the “per share cash consideration”) and (ii) 0.907 of a validly issued, fully paid and non-assessable share of Goodyear common stock (as such amount may potentially be adjusted as described under the heading “The Merger Agreement—Merger Consideration—Share Cap Adjustment”, the “exchange ratio”) (such cash consideration and stock consideration together, as they may potentially be adjusted pursuant to the merger agreement as described below, the “merger consideration”) for each share of Cooper Tire common stock that they own immediately prior to the closing of the merger (other than (i) shares of Cooper Tire common stock owned by Goodyear, Cooper Tire, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries, (ii) shares of Cooper Tire common stock held in the treasury of Cooper Tire, (iii) shares of Cooper Tire common stock held by Cooper Tire stockholders that have not been voted for the adoption of the merger agreement and properly exercised their appraisal rights under Delaware law (“dissenting shares” and, together with (i) and (ii), “cancelled shares”) and (iv) certain shares of Cooper Tire common stock subject to long-term incentive awards that will be treated in the manner described under the heading “The Merger—Treatment of Cooper Tire Stock Options and Other Long-Term Incentive Awards”).

If the merger would otherwise result in the issuance of shares of Goodyear common stock (including shares of Goodyear common stock that would be deliverable pursuant to converted long-term incentive awards pursuant to the merger agreement) in excess of 19.9% of the outstanding shares of Goodyear common stock immediately prior to the closing of the merger (the “share cap”), (i) the exchange ratio will be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Goodyear common stock (including shares of Goodyear common stock that would be deliverable pursuant to converted long-term incentive awards pursuant to the merger agreement) issuable in connection with the merger to not exceed the share cap (the “exchange ratio reduction number”) and (ii) the per share cash consideration will be increased by an amount in cash equal to (x) the exchange ratio reduction number multiplied by (y) the volume weighted average price per share of Goodyear common stock for the 10 consecutive trading days ending two trading days prior to the closing date as reported by Bloomberg, L.P. (the “parent closing price”).

The exchange ratio is otherwise fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is complete. The exchange ratio will, however, be adjusted in accordance with the terms of the merger agreement to fully reflect the effect of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, with respect to outstanding shares of capital stock of either Goodyear or Cooper Tire with a record date between the date of the merger agreement and the completion of the merger.

No fractional shares of Goodyear common stock will be issued in connection with the merger. Each Cooper Tire stockholder that otherwise would have been entitled to receive a fractional share of Goodyear common stock will have the right to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) such fractional part of a share of Goodyear common stock multiplied by (ii) the parent closing price, in lieu of such fractional share. Goodyear shareholders will continue to own their existing shares of Goodyear common stock, the form of which will not be changed by the transaction. For more details on the merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 92.

Q: What equity stake will Cooper Tire stockholders hold in Goodyear immediately following the merger?

Upon the completion of the merger, based on the exchange ratio, the estimated number of shares of Goodyear common stock issuable as the stock consideration is up to approximately 46.4 million shares, which will result in former Cooper Tire stockholders holding approximately 16% of the outstanding fully diluted Goodyear common stock based on the number of outstanding shares of common stock and outstanding long-term incentive awards of Goodyear and Cooper Tire as of April 1, 2021.

For more details on the merger consideration and the treatment of Cooper Tire stock options and other long-term incentive awards, see “The Merger Agreement—Merger Consideration” beginning on page 92 and “The Merger—Treatment of Cooper Tire Stock Options and Other Long-Term Incentive Awards” beginning on page 83.

Q: When do Cooper Tire and Goodyear expect to complete the merger?

Goodyear and Cooper Tire are working to complete the merger as soon as practicable and currently expect that the transaction will be completed in the second half of 2021. Neither Goodyear nor Cooper Tire can predict, however, the actual date on which the transaction will be completed (or that it will be completed at all) because it is subject to conditions beyond each company’s control, including receipt of required regulatory approvals and approval of the merger proposal by Cooper Tire stockholders. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 120 for more information.

Q: Is Goodyear’s obligation to complete the merger subject to Goodyear receiving financing?

No. Goodyear’s obligations under the merger agreement are not subject to any condition regarding its ability to finance, or obtain financing for, the merger.

For more details on the financing for the merger, see “The Merger Agreement—Financing and Financing Cooperation” beginning on page 96.

Q: What happens if the merger is not completed?

If the merger agreement is not adopted by Cooper Tire stockholders or if the merger is not completed for any other reason, Cooper Tire stockholders will not receive any consideration for their shares of Cooper Tire common stock. Instead, Cooper Tire will remain an independent public company, Cooper Tire common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and Cooper Tire will continue to file periodic reports with the SEC. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 121 for more information.

Q: Will the shares of Goodyear common stock I acquire in the merger receive a dividend?

After the closing of the merger, as a Goodyear shareholder, you will receive the same dividends on shares of Goodyear common stock that all other holders of shares of Goodyear common stock will receive with any dividend record date that occurs after the closing of the merger. On April 16, 2020, the Goodyear Board announced the suspension of the quarterly payment of dividends on shares of Goodyear common stock. Goodyear last paid a dividend on shares of Goodyear common stock on March 2, 2020 of $0.16 per share.

Q: Will I continue to receive dividends in respect of my shares of Cooper Tire common stock?

Prior to the closing of the merger, if Goodyear has resumed its quarterly dividend (and subject to Goodyear providing prior written notice to Cooper Tire of its intention to resume its quarterly dividend), Cooper Tire and

Goodyear will coordinate the record and payment dates for their quarterly dividends in respect of their common stock to ensure that you do not receive two dividends, or fail to receive one dividend, in any quarter with respect to your shares of Cooper Tire common stock and the Goodyear common stock that you receive in exchange therefor in the merger.

In addition, and without limiting the requirements of the previous sentence, Cooper Tire is permitted to make, set aside, declare or pay scheduled quarterly dividends in respect of shares of Cooper Tire common stock in an amount not in excess of $0.105 per share of Cooper Tire common stock and Cooper Tire has agreed in the merger agreement that the date on which it declares any such quarterly dividend and the record date with respect to any quarterly dividend shall be (x) no later than five business days following and (y) no earlier than two business days preceding, in each case, the one year anniversary of such dates for the corresponding quarter of the preceding year.

After the closing of the merger, former Cooper Tire stockholders who hold Cooper Tire share certificates or book-entry shares will not be entitled to be paid dividends otherwise payable on the shares of Goodyear common stock into which their shares of Cooper Tire common stock are exchangeable until they surrender their Cooper Tire share certificates or book-entry shares according to the instructions provided to them. Dividends will be accrued for these stockholders and they will receive the accrued dividends, without interest, when they surrender their Cooper Tire share certificates or book-entry shares.

After the closing of the merger, all Goodyear dividends will remain subject to approval by the Goodyear Board.

Q: What am I being asked to vote on, and why is this approval necessary?

Cooper Tire stockholders are being asked to vote on the following proposals:

1.

a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which is further described in the sections titled “The Merger” and “The Merger Agreement”, beginning on pages 49 and 91, respectively (the “merger proposal”);

2.

an advisory (non-binding) proposal to approve the compensation that may be paid or become payable to Cooper Tire’s named executive officers that is based on or otherwise relates to the merger (the “merger-related named executive officer compensation proposal”); and

3.

a proposal to approve the adjournment of the Cooper Tire special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement (the “adjournment proposal”).

Approval of the merger proposal by the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon is required for completion of the merger. The completion of the merger is not conditioned on the approval of the merger-related named executive officer compensation proposal or the adjournment proposal.

Q: What vote is required to approve each proposal at the Cooper Tire special meeting?

The merger proposal: The affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon is required to approve the merger proposal (the “Cooper Tire stockholder approval”).

The merger-related named executive officer compensation proposal: The affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon is required to approve the advisory (non-binding)

merger-related named executive officer compensation proposal. Because the vote on the merger-related named executive officer compensation proposal is advisory only, it will not be binding on either Cooper Tire or Goodyear. Accordingly, if the merger agreement is adopted and the merger is completed, the merger-related named executive officer compensation will be payable to Cooper Tire’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of Cooper Tire stockholders.

The adjournment proposal: The affirmative vote of the holders of a majority of the outstanding shares of Cooper Tire common stock present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon is required to approve the adjournment proposal. If Cooper Tire stockholders approve the adjournment proposal, subject to the terms of the merger agreement, Cooper Tire could adjourn the Cooper Tire special meeting and use the additional time to solicit additional proxies, including soliciting proxies from Cooper Tire stockholders who have previously voted. Cooper Tire does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the Cooper Tire special meeting.

Virtual attendance at the Cooper Tire special meeting constitutes presence in person for purposes of the vote required under the bylaws of Cooper Tire, as amended (“Cooper Tire’s bylaws”).

Q: What happens if the non-binding advisory merger-related named executive officer compensation proposal is not approved?

Because the vote on the merger-related named executive officer compensation proposal is advisory only, it will not be binding on either Cooper Tire or Goodyear. Accordingly, if the merger agreement is adopted and the merger is completed, the merger-related named executive officer compensation will be payable to Cooper Tire’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding advisory vote of Cooper Tire stockholders.

Q: What constitutes a quorum?

The presence at the Cooper Tire special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote at the Cooper Tire special meeting will constitute a quorum for the transaction of business at the Cooper Tire special meeting. Virtual attendance at the Cooper Tire special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Cooper Tire special meeting. Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the Cooper Tire special meeting. The proposals for consideration at the Cooper Tire special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, shares of Cooper Tire common stock held in “street name” through a broker, bank or other nominee will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided to such entity on how to vote on any such proposals.

A quorum of Cooper Tire stockholders is necessary to transact business at the Cooper Tire special meeting. Under Cooper Tire’s bylaws, if a quorum fails to attend any meeting, Cooper Tire stockholders who are present in person or by proxy and entitled to vote at such meeting may adjourn the meeting from time to time, without notice other than by announcement at such meeting, to another date, place, if any, and time until a quorum is present. If the adjournment is for more than 30 days or if after the adjournment, a new record date is fixed for the adjourned meeting, Cooper Tire will provide a notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting.

Even if a quorum is present, the Cooper Tire special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of the merger proposal if sufficient votes are cast in favor of the adjournment proposal. Cooper Tire does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the Cooper Tire special meeting.

Q: How does the Cooper Tire Board recommend that I vote?

The Cooper Tire Board unanimously recommends that Cooper Tire stockholders vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal.

Q: What do I need to do now?

After carefully reading and considering the information contained in, and incorporated by reference into, this proxy statement/prospectus, please vote your shares of Cooper Tire common stock as soon as possible so that your shares of Cooper Tire common stock will be represented at the Cooper Tire special meeting. Please follow the instructions set forth on the accompanying proxy card or on the voting instruction form provided by the record holder if your shares of Cooper Tire common stock are held in the name of your broker, bank or other nominee.

Please do not submit your Cooper Tire share certificates at this time. If the merger is completed, you will receive instructions for surrendering your Cooper Tire share certificates or book-entry shares in exchange for the merger consideration from the exchange agent.

Please carefully consider the information contained in, and incorporated by reference into, this proxy statement/prospectus. Whether or not you plan to attend the Cooper Tire special meeting, Cooper Tire encourages you to submit your proxy to vote via the Internet, by telephone or by mail so that your shares of Cooper Tire common stock will be voted in accordance with your wishes even if you later decide not to attend the Cooper Tire special meeting.

Q: Who will bear the cost of soliciting votes for the Cooper Tire special meeting?

Goodyear and Cooper Tire will each bear their own costs related to the merger and the retention of any proxy solicitor or other service provider in connection with the merger, except for the expenses incurred in connection with the filing of this document, which will be paid by Goodyear, and the expenses incurred in connection with the printing and mailing of this document, which will be paid by Cooper Tire. This proxy solicitation is being made by Cooper Tire on behalf of the Cooper Tire Board. Cooper Tire has hired Georgeson LLC, a proxy solicitation firm (“Georgeson”), to assist in the solicitation of proxies, and will pay Georgeson a fee of approximately $20,000, plus certain costs associated with additional services, if required. In addition, Goodyear has hired Innisfree M&A Incorporated (“Innisfree”) to advise Goodyear in connection with the solicitation of proxies and will pay Innisfree a customary fee, plus certain costs associated with additional services, if required. In addition to this mailing, proxies may be solicited by Georgeson, Innisfree, directors, officers or employees of Cooper Tire or Goodyear or their respective affiliates in person, by mail, by telephone or by electronic transmission. None of the directors, officers or employees of Cooper Tire or Goodyear will be directly compensated for such services.

Q: Why is the Cooper Tire special meeting being held “virtually”?

As part of Cooper Tire’s precautions regarding COVID-19, the Cooper Tire special meeting will be a virtual meeting, as permitted by Delaware law and Cooper Tire’s bylaws. A virtual special meeting format is expected to facilitate and increase Cooper Tire stockholder attendance and participation by enabling Cooper Tire stockholders of record to participate fully and equally from any location around the world.

Cooper Tire remains sensitive to concerns regarding virtual meetings generally from investor advisory groups and other stockholder rights advocates who have voiced concerns that virtual meetings may diminish stockholder voice or reduce accountability. Cooper Tire’s bylaws provide that special meetings of Cooper Tire stockholders may be held by means of remote communication, subject to such guidelines and procedures as the Cooper Tire Board may adopt from time to time. Accordingly, Cooper Tire has designed the procedures for the virtual Cooper Tire special meeting format to comply with these requirements and to enhance, rather than constrain, Cooper Tire stockholder access, participation and communication. In preparation for the virtual Cooper Tire special meeting,

(i) Cooper Tire will implement reasonable measures to verify that each person deemed present and permitted to vote at the Cooper Tire special meeting is a Cooper Tire stockholder of record or proxy holder, (ii) Cooper Tire will implement reasonable measures to provide Cooper Tire stockholders of record and proxy holders a reasonable opportunity to participate in the Cooper Tire special meeting and to vote on matters submitted to Cooper Tire stockholders of record, including an opportunity to read or hear the proceedings of the Cooper Tire special meeting substantially concurrently with such proceedings, and (iii) Cooper Tire will maintain a record of any votes or other action taken by Cooper Tire stockholders of record or proxy holders at the Cooper Tire special meeting. Additionally, the online format allows Cooper Tire stockholders to communicate with Cooper Tire during the Cooper Tire special meeting so they can ask appropriate questions of the Cooper Tire Board or Cooper Tire management. Information regarding the ability of Cooper Tire stockholders to ask questions during the Cooper Tire special meeting and related rules of conduct at the Cooper Tire special meeting will be posted on Cooper Tire’s investor relations page (investors.coopertire.com) in advance of the Cooper Tire special meeting. Similarly, matters addressing technical and logistical issues, including technical support during the Cooper Tire special meeting and related to accessing the Cooper Tire special meeting’s virtual meeting platform, will be available at www.virtualshareholdermeeting.com/CTB2021SM.

Q: How can I attend and participate in the Cooper Tire special meeting?

The Cooper Tire special meeting will be held virtually. Cooper Tire stockholders of record as of the close of business on April 1, 2021 (the “record date”) may attend, vote and submit questions virtually at the Cooper Tire special meeting.

To attend the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting to log in to the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting.

You will be able to participate in the Cooper Tire special meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/CTB2021SM. The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the Cooper Tire special meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Cooper Tire special meeting.

Cooper Tire stockholders may submit questions during the Cooper Tire special meeting. If you wish to submit a question, you may do so by logging into the virtual Cooper Tire special meeting platform at www.virtualshareholdermeeting.com/CTB2021SM, type your question into the “Ask a Question” field, and click “Submit.”

Q: What if I am having technical difficulties accessing the virtual Cooper Tire special meeting?

Cooper Tire will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Cooper Tire special meeting. If you encounter any difficulties accessing the virtual Cooper Tire special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Cooper Tire special meeting log-in page.

Q: How do I vote?

Only Cooper Tire stockholders of record at the close of business on the record date will be eligible to vote at the Cooper Tire special meeting virtually at www.virtualshareholdermeeting.com/CTB2021SM. To participate and log in to the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting. Using this control number, you will be able to listen to the Cooper Tire special meeting live, submit questions and vote online. Cooper Tire encourages you to access the Cooper Tire special meeting before the start time of 10:00 a.m., Eastern Time, on April 30, 2021. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern Time, on April 30, 2021.

If you are a stockholder of record of Cooper Tire as of the close of business on the record date, you may submit your proxy before the Cooper Tire special meeting in one of the following ways:

•	Telephone—use the toll-free number shown on your proxy card;

•	Internet—visit the website shown on your proxy card to vote via the Internet; or

•	Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you hold your shares of Cooper Tire common stock through a broker, bank or other nominee, also referred to as a “street name” holder, check the instructions provided by that entity to determine which options are available to you with respect to voting your shares of Cooper Tire common stock.

Participants in certain defined contribution plans sponsored by Cooper Tire may also vote by using a touch-tone telephone to call 1-800-690-6903, or by the Internet by accessing the following website: www.proxyvote.com. Voting instructions, including your Cooper Tire stockholder account number and personal proxy control number, are contained on the accompanying proxy card. You will use this accompanying proxy card if you are a participant in the following defined contribution plans sponsored by Cooper Tire:

•	Spectrum Investment Savings Plan;

•	Pre-Tax Savings Plan (Texarkana Represented Employees); or

•	Pre-Tax Savings Plan (Findlay Represented Employees).

All voting instructions from participants in the defined contribution plans sponsored by Cooper Tire and listed above must be received no later than 11:59 p.m., Eastern Time, on April 27, 2021.

Even if you plan to attend the Cooper Tire special meeting virtually, Cooper Tire recommends that you vote your shares of Cooper Tire common stock in advance as described above so that your vote will be counted even if you later decide not to or become unable to attend the Cooper Tire special meeting virtually.

Q: When and where is the Cooper Tire special meeting of stockholders?

The Cooper Tire special meeting will be held at 10:00 a.m., Eastern Time, on April 30, 2021. Cooper Tire stockholders of record as of the close of business on the record date may attend, vote and submit questions virtually at the Cooper Tire special meeting. To participate in the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting to log in to the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting. Using this control number, you will be able to listen to the Cooper Tire special meeting live, submit questions and vote online. Cooper Tire encourages you to access the Cooper Tire special meeting before the start time of 10:00 a.m., Eastern Time, on April 30, 2021. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern Time, on April 30, 2021. Information regarding the ability of Cooper Tire stockholders to ask questions during the Cooper Tire special meeting and related rules of conduct at the Cooper Tire special meeting will be posted on Cooper Tire’s investor relations page (investors.coopertire.com) in advance of the Cooper Tire special meeting.

Matters addressing technical and logistical issues, including technical support during the Cooper Tire special meeting and related to accessing the Cooper Tire special meeting’s virtual meeting platform, will be available at www.virtualshareholdermeeting.com/CTB2021SM. Cooper Tire will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Cooper Tire special meeting. If you encounter any difficulties accessing the virtual Cooper Tire special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Cooper Tire special meeting log-in page.

Even if you plan to attend the Cooper Tire special meeting, Cooper Tire recommends that you vote your shares of Cooper Tire common stock in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the Cooper Tire special meeting.

Q: What is the difference between holding shares of Cooper Tire common stock as a stockholder of record and as a beneficial owner?

If your shares of Cooper Tire common stock are registered directly in your name with the transfer agent of Cooper Tire, Computershare, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote or to grant a proxy for your vote directly to Cooper Tire or to a third-party to vote at the Cooper Tire special meeting.

If your shares of Cooper Tire common stock are held by a broker, bank or other nominee, you are considered the beneficial owner of shares held in “street name”, and your broker, bank or other nominee is considered the stockholder of record with respect to those shares. Your broker, bank or other nominee will send you, as the beneficial owner, voting instruction forms for you to use in directing the broker, bank or other nominee in how to vote your shares of Cooper Tire common stock. You should follow the instructions provided by them to vote your shares of Cooper Tire common stock. Please note that only Cooper Tire stockholders of record at the close of business on the record date will be eligible to virtually attend and vote at the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM.

Q: If my shares of Cooper Tire common stock are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

If your shares of Cooper Tire common stock are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares of Cooper Tire common stock with instructions on how to vote your shares of Cooper Tire common stock. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares of Cooper Tire common stock held in “street name” by returning a proxy card or voting instruction form directly to Cooper Tire. Your broker, bank or other nominee is obligated to provide you with a voting instruction form for you to use in directing the broker, bank or other nominee in how to vote your shares of Cooper Tire common stock.

The NYSE permits brokers to vote their customers’ stock held in “street name” on routine matters when the brokers have not received voting instructions from their customers. The NYSE does not, however, allow brokers to vote their customers’ stock held in “street name” on non-routine matters unless they have received voting instructions from their customers. The proposals for consideration at the Cooper Tire special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, the foregoing restriction applies with respect to shares of Cooper common stock held in “street name.”

Q: What if I fail to vote or abstain?

For purposes of the Cooper Tire special meeting, an abstention occurs when a stockholder attends the Cooper Tire special meeting virtually and does not vote or returns a proxy with an “abstain” instruction.

Merger proposal: An abstention or failure to vote will have the same effect as a vote cast “AGAINST” the merger proposal.

Merger-related named executive officer compensation proposal: Abstentions will have the same effect as votes cast “AGAINST” this proposal but shares not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the merger-related named executive officer compensation proposal.

Adjournment proposal: Abstentions will have the same effect as votes cast “AGAINST” this proposal but shares not in attendance at the Cooper Tire special meeting will have no effect on the vote for the adjournment proposal.

Q: What will happen if I return my proxy card or voting instruction form without indicating how to vote?

If you sign and return your proxy card or voting instruction form without indicating how to vote on any particular proposal, the Cooper Tire common stock represented by your proxy will be voted as recommended by the Cooper Tire Board with respect to that proposal.

If you hold shares of Cooper Tire common stock in any Cooper Tire defined contribution plan and do not vote your shares of Cooper Tire common stock or specify your voting instructions on your proxy card, the provisions of the plans direct the trustee to vote your shares of Cooper Tire common stock in the same proportion as the trustee was directed to vote the shares of the other participants who gave directions as to voting.

Q: May I change or revoke my vote after I have delivered my proxy card or voting instruction form?

Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the Cooper Tire special meeting as described herein. You may do this in one of four ways:

(1)	submitting a proxy at a later time by Internet or telephone until 11:59 p.m., Eastern Time, on April 29, 2021;

(2)	signing and returning a new proxy card with a later date;

(3)	voting virtually at the Cooper Tire special meeting; or

(4)	delivering, before 6:00 p.m., Eastern Time, on April 29, 2021, to Cooper Tire’s Secretary at 701 Lima Avenue, Findlay, Ohio 45840, a written revocation of your most recent proxy.

If you hold shares of Cooper Tire common stock in any Cooper Tire defined contribution plan and specify your voting instructions on your proxy card, you may also later revoke your voting instructions in the ways described above.

If you are a “street name” Cooper Tire stockholder (for example, if your shares of Cooper Tire common stock are held in the name of a broker, bank or other holder of record) and you vote by proxy, you may later revoke your proxy by informing the holder of record in accordance with that entity’s procedures.

Q: What are the material U.S. federal income tax consequences of the merger?

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Goodyear common stock, and the fair market value as of the effective time of the merger of any shares of Goodyear common stock received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Cooper Tire common stock.

In certain circumstances, U.S. Holders who also own shares of Goodyear common stock at the time of the merger may have tax consequences that differ materially from those described above as a result of the application of

Section 304 of the Code. As described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code”, such U.S. Holders may be required to include the entire amount of the cash consideration received as dividend income. Any such U.S. Holders are urged to consult their own tax advisors regarding the application of Section 304 of the Code to the merger.

Except in certain specific circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences—Non-U.S. Holders”, Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of shares of Cooper Tire common stock for any shares of Goodyear common stock and/or cash in the merger. However, as described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code” as a result of the application of Section 304 of the Code, the entire amount of cash consideration paid to a Non-U.S. Holder may be treated as a dividend for U.S. federal income tax purposes if the Non-U.S. Holder also owns shares of Goodyear common stock at the time of the merger. Because of the uncertainty regarding the application of Section 304 of the Code and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of all cash merger consideration payable to Non-U.S. Holders, regardless of whether such Non-U.S. Holders expect to own a percentage interest in Goodyear following the merger that does not represent a sufficient reduction relative to their percentage interest in Cooper Tire prior to the merger. Non-U.S. Holders are urged to consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding taxes with respect to any portion of the cash consideration payable to them pursuant to the merger, and any action that may be taken to mitigate any potential adverse tax consequences.

Please refer to the section titled “The Merger—Material U.S. Federal Income Tax Consequences” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to each holder may be complex and will depend on such holder’s specific situation.

Holders are urged to consult their own tax advisors for a full understanding of the tax consequences of the merger in their particular circumstances.

Q: Am I entitled to exercise appraisal rights in connection with the merger instead of receiving the merger consideration for my shares of Cooper Tire common stock?

Yes. Under the DGCL, Cooper Tire stockholders who neither vote in favor of the adoption of the merger agreement nor consent thereto in writing, who continuously hold their shares of Cooper Tire common stock through the effective date of the merger and who otherwise comply with the procedures set forth in Section 262 of the DGCL, will be entitled to appraisal rights in connection with the merger and, if the merger is completed, subject to the provisions of Section 262 of the DGCL, may obtain payment in cash of the “fair value” of their shares of Cooper Tire common stock as determined by the Delaware Court of Chancery, together with interest (subject to certain exceptions) to be paid on the amount determined to be the fair value, if any, instead of receiving the merger consideration for their shares of Cooper Tire common stock. Under Section 262 of the DGCL, assuming Cooper Tire common stock remains listed on a national securities exchange immediately prior to the effective time of the merger, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all Cooper Tire stockholders who have perfected their appraisal rights unless (i) the total number of such shares entitled to appraisal exceeds 1% of the outstanding shares of Cooper Tire common stock or (ii) the value of the merger consideration provided in the merger agreement for such total number of shares of Cooper Tire common stock entitled to appraisal exceeds $1 million. To exercise appraisal rights, Cooper Tire stockholders must comply with the procedures prescribed by Section 262 of the DGCL. See “Appraisal Rights” beginning on page 154 for additional information. In addition, a copy of the full text of Section 262 of the DGCL is included as Annex B to this proxy statement/prospectus. Failure to comply with these provisions may result in a loss of the right of appraisal.

Q: What will happen to Cooper Tire stock options and other long-term incentive awards?

Upon completion of the merger:

•

Each option to purchase shares of Cooper Tire common stock, whether vested or unvested, will be converted into a right to receive a cash payment equal to the product of (A) the number of shares of Cooper Tire common stock subject to such option and (B) the excess, if any, of (i) the sum of (x) $41.75 plus (y) the product obtained by multiplying 0.907 by the parent closing price (the sum of (x) and (y), the “per share cash equivalent”) over (ii) the applicable exercise price per share of the option.

•

Each outstanding Cooper Tire performance stock unit will be converted into a right to receive the merger consideration in respect of a number of shares of Cooper Tire common stock determined as follows: (A) for Cooper Tire performance stock units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of shares of Cooper Tire common stock determined based on actual achievement of the applicable performance goals for such measurement periods and (B) for Cooper Tire performance stock units for a measurement period that has begun and is not complete as of the effective time of the merger (and which as a result have not been notionally earned prior to the effective time of the merger) (the “non-earned Cooper Tire performance stock units”), the number of shares of Cooper Tire common stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period.

•

Each outstanding Cooper Tire restricted stock unit will be converted into a right to receive the merger consideration in respect of a number of shares of Cooper Tire common stock equal to the number of shares of Cooper Tire common stock underlying the Cooper Tire restricted stock unit.

•

Each outstanding Cooper Tire performance cash unit will be converted into a right to receive a cash payment equal to the product of (A) the sum of (i) in the case of Cooper Tire performance cash units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of Cooper Tire performance cash units determined based on actual achievement of the applicable performance goals for such measurement periods and (ii) in the case of Cooper Tire performance cash units for a measurement period that has begun and is not complete as of the effective time of the merger (and which as a result have not been notionally earned prior to the effective time of the merger) (the “non-earned Cooper Tire performance cash units”), the number of Cooper Tire performance cash units determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period, and (B) $1.

•

Account balances, whether vested or unvested, under any Cooper Tire benefit plan that provides for the deferral of compensation and represents amounts notionally invested in Cooper Tire common stock will be converted into a right to have allocated to the holder’s account under such Cooper Tire benefit plan an amount in cash equal to the number of notionally invested shares of Cooper Tire common stock multiplied by the per share cash equivalent.

Q: What happens if I sell my shares of Cooper Tire common stock after the record date but before the Cooper Tire special meeting?

The record date for the Cooper Tire special meeting (the close of business on April 1, 2021) is earlier than the date of the Cooper Tire special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Cooper Tire common stock after the record date but before the date of the Cooper Tire special meeting, you will retain your right to vote at the Cooper Tire special meeting. However, you will not have the right to receive the merger consideration to be received by Cooper Tire stockholders in the merger. In order to receive the merger consideration, you must hold your shares of Cooper Tire common stock through completion of the merger.

Q: Are there any risks that I should consider in deciding whether to vote in favor of the merger proposal?

Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” beginning on page 39. You also should read and carefully consider the risk factors of Goodyear and Cooper Tire contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q: What should I do if I receive more than one set of voting materials?

If you hold shares of Cooper Tire common stock in “street name” and also directly as a record holder or otherwise or if you hold shares of Cooper Tire common stock in more than one brokerage account or if you hold shares of Cooper Tire common stock in any Cooper Tire defined contribution plan, you may receive more than one set of voting materials relating to the Cooper Tire special meeting. Please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on your proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Cooper Tire common stock are voted. If you hold your shares of Cooper Tire common stock in “street name” through a broker, bank or other nominee, you should follow the procedures provided by your broker, bank or other nominee to vote your shares of Cooper Tire common stock.

Q: Who will tabulate and certify the vote?

Broadridge Financial Solutions, Inc. (“Broadridge”), an independent third-party, will tabulate and certify the vote, and will have a representative to act as the independent inspector of election for the Cooper Tire special meeting.

Q: Where can I find the voting results of the Cooper Tire special meeting?

The preliminary voting results will be announced at the Cooper Tire special meeting. In addition, within four business days following certification of the final voting results, Cooper Tire intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q: Whom should I contact if I have any questions about the proxy materials for the Cooper Tire special meeting or voting?

If you have any questions about the proxy materials for the Cooper Tire special meeting, or if you need assistance submitting your proxy or voting your shares of Cooper Tire common stock or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Georgeson, the proxy solicitation agent for Cooper Tire, at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Telephone: (212) 440-9800

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. Goodyear and Cooper Tire urge you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional important information, which Goodyear and Cooper Tire also urge you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192.

Information about the Companies

Goodyear

Goodyear is one of the world’s leading manufacturers of tires, engaging in operations in most regions of the world. In 2020, Goodyear’s net sales were $12,321 million and Goodyear’s net loss was $1,254 million. Goodyear develops, manufactures, markets and distributes tires for most applications. Goodyear also manufactures and markets rubber-related chemicals for various applications. Goodyear is one of the world’s largest operators of commercial truck service and tire retreading centers. Goodyear operates approximately 1,000 retail outlets where it offers its products for sale to consumer and commercial customers and provides repair and other services. Goodyear manufactures its products in 46 manufacturing facilities in 21 countries, including the United States, and Goodyear has marketing operations in almost every country around the world. Goodyear employs approximately 62,000 full-time and temporary associates worldwide.

Goodyear is incorporated in Ohio. Its principal executive offices are located at 200 Innovation Way, Akron, Ohio 44316-0001, and its telephone number is (330) 796-2121. Goodyear’s website address is www.goodyear.com. Information contained on Goodyear’s website does not constitute part of this proxy statement/prospectus. Goodyear common stock is publicly traded on the Nasdaq, under the ticker symbol “GT.” Additional information about Goodyear is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192.

Cooper Tire

Cooper Tire is a leading manufacturer and marketer of replacement tires. It is the fifth largest tire manufacturer in North America and, according to a recognized trade source, the Cooper Tire family of companies is the thirteenth largest tire company in the world based on sales. Cooper Tire specializes in the design, manufacture, marketing and sales of passenger car, light truck, truck and bus radial, motorcycle and racing tires. Based in Findlay, Ohio, Cooper Tire and its family of companies currently operate in 15 countries, including 10 manufacturing facilities and 19 distribution centers. Its portfolio of brands includes Cooper, Mastercraft, Roadmaster and Mickey Thompson.

Cooper Tire was incorporated in Delaware in 1930 as the successor to a business originally founded in 1914. Its principal executive offices are located at 701 Lima Avenue, Findlay, Ohio 45840 and its telephone number is (419) 423-1321. Cooper Tire’s website address is www.coopertire.com. Information contained on Cooper Tire’s website does not constitute part of this proxy statement/prospectus. Cooper Tire common stock is publicly traded on the NYSE, under the ticker symbol “CTB.” Additional information about Cooper Tire is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192.

Merger Sub

Merger Sub, a direct, wholly owned subsidiary of Goodyear, is a Delaware corporation incorporated on February 15, 2021, for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub are located at 200 Innovation Way, Akron, Ohio 44316-0001.

The Merger

On February 22, 2021, Goodyear, Merger Sub and Cooper Tire entered into the merger agreement, which provides that upon the terms and subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement, waiver) of the conditions to the merger set forth in the merger agreement and described in this proxy statement/prospectus, at the closing of the merger, Merger Sub will merge with and into Cooper Tire, with Cooper Tire continuing as the surviving corporation and a direct, wholly owned subsidiary of Goodyear.

Merger Consideration

In the merger, each share of Cooper Tire common stock that is issued and outstanding immediately prior to the effective time of the merger (other than cancelled shares and certain shares of Cooper Tire common stock subject to long-term incentive awards that will be treated in the manner described under the heading “The Merger—Treatment of Cooper Tire Stock Options and Other Long-Term Incentive Awards”) will be converted into the right to receive the merger consideration consisting of $41.75 in cash, without interest, and 0.907 of a validly issued, fully paid and non-assessable share of Goodyear common stock. If the merger would otherwise result in the issuance of shares of Goodyear common stock (including shares that would be deliverable pursuant to converted long-term incentive awards pursuant to the merger agreement) in excess of the share cap, (i) the exchange ratio will be reduced by the exchange ratio reduction number and (ii) the per share cash consideration will be increased by the amount in cash equal to (x) the exchange ratio reduction number multiplied by (y) the parent closing price.

The exchange ratio is otherwise fixed and will not be adjusted to reflect changes in the stock price of either company before the merger is complete. The exchange ratio will, however, be adjusted in accordance with the terms of the merger agreement to fully reflect the effect of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, with respect to outstanding shares of capital stock of either Goodyear or Cooper Tire with a record date between the date of the merger agreement and the completion of the merger. No fractional shares of Goodyear common stock will be issued in connection with the merger. Each Cooper Tire stockholder that otherwise would have been entitled to receive a fractional share of Goodyear common stock will have the right to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) such fractional part of Goodyear common stock multiplied by (ii) the parent closing price, in lieu of such fractional share.

Goodyear shareholders will continue to own their existing shares of Goodyear common stock, the form of which will not be changed by the merger.

Financing of the Transaction and Treatment of Existing Debt

Goodyear intends to finance the merger with a combination of cash on hand and debt financing, which could include senior unsecured bridge loans. On February 22, 2021, in connection with the merger agreement, Goodyear entered into a commitment letter with JPMorgan Chase Bank, N.A. (“JPMorgan”) (which commitment letter was subsequently amended and restated by that certain amended and restated commitment letter, dated as of March 19, 2021, from JPMorgan and other financial institutions) pursuant to which, subject to the terms and conditions set forth therein, JPMorgan and the other financial institutions party thereto have committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $2.314 billion (the “bridge facility”). The funding of the bridge facility provided for in the commitment letter is subject to the satisfaction of customary conditions, including the consummation of the merger in accordance with the merger agreement and the execution and delivery of definitive documentation with respect to the bridge facility in accordance with the terms set forth in the commitment letter. For additional information, see “The Merger—Financing of the Transaction and Treatment of Existing Debt” on page 60.

In connection with the merger, Goodyear currently expects to terminate Cooper Tire’s existing credit facility with JPMorgan and the related interest rate swap arrangements. Following the merger, Goodyear currently expects to leave outstanding Cooper Tire’s 7.625% senior unsecured notes due 2027 and certain securitization, equipment financing and foreign debt facilities.

Treatment of Cooper Tire Stock Options and Other Long-Term Incentive Awards

Each option to purchase shares of Cooper Tire common stock, whether vested or unvested, will be converted at the effective time of the merger into a right to receive a cash payment equal to the product of the number of shares of Cooper Tire common stock subject to such option and the excess, if any, of (i) the per share cash equivalent over (ii) the applicable exercise price per share of the option.

Each outstanding Cooper Tire stock unit will be converted at the effective time of the merger into a right to receive the merger consideration in respect of a number of shares of Cooper Tire common stock determined as follows: (A) for Cooper Tire performance stock units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of shares of Cooper Tire common stock determined based on actual achievement of the applicable performance goals for such measurement periods, (B) for non-earned Cooper Tire performance stock units, the number of shares of Cooper Tire common stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period and (C) for Cooper Tire restricted stock units, the total number of shares of Cooper Tire common stock underlying such stock units.

Each outstanding Cooper Tire performance cash unit will be converted at the effective time of the merger into a right to receive a cash payment equal to the product of (A) the sum of (i) in the case of Cooper Tire performance cash units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of Cooper Tire performance cash units determined based on actual achievement of the applicable performance goals for such measurement periods and (ii) in the case of non-earned Cooper Tire performance cash units, the number of Cooper Tire performance cash units determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period, and (B) $1.

Account balances, whether vested or unvested, under any Cooper Tire benefit plan that provides for the deferral of compensation and represents amounts notionally invested in Cooper Tire common stock will be converted at the effective time of the merger into a right to have allocated to the holder’s account under such Cooper Tire benefit plan an amount in cash equal to the number of notionally invested shares of Cooper Tire common stock multiplied by the per share cash equivalent.

Each share of Cooper Tire common stock that remains available for issuance pursuant to a Cooper Tire stock plan as of the effective time of the merger will be converted at the effective time of the merger, in accordance with such Cooper Tire stock plan, into shares of Goodyear common stock equal to the product of (A) the number of such “residual shares” and (B) the sum of (i) 0.907 and (ii) the quotient obtained by dividing (x) $41.75 by (y) the parent closing price.

Recommendation of the Cooper Tire Board

•	After careful consideration, the Cooper Tire Board unanimously recommends that holders of Cooper Tire common stock vote “FOR” the merger proposal.

•	After careful consideration, the Cooper Tire Board unanimously recommends that holders of Cooper Tire common stock vote “FOR” the merger-related named executive officer compensation proposal.

•	After careful consideration, the Cooper Tire Board unanimously recommends that holders of Cooper Tire common stock vote “FOR” the adjournment proposal, if necessary or appropriate.

For a more complete description of the Cooper Tire Board’s reasons for the transaction and the recommendation of the Cooper Tire Board, see “The Merger—Cooper Tire Board Recommendation and Its Reasons for the Transaction” beginning on page 58.

Opinion of Cooper Tire’s Financial Advisor

At a meeting of the Cooper Tire Board held on February 21, 2021, Goldman Sachs rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 22, 2021, to the Cooper Tire Board that, as of such date and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid to the holders (other than Goodyear and its affiliates) of shares of Cooper Tire common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 22, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Cooper Tire Board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Cooper Tire common stock should vote with respect to the merger proposal or any other matter. Pursuant to an engagement letter between Cooper Tire and Goldman Sachs, Cooper Tire has agreed to pay Goldman Sachs a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $30 million, all of which is contingent upon the consummation of the merger.

A copy of the opinion of Goldman Sachs, Cooper Tire’s financial advisor, is attached as Annex C to this proxy statement/prospectus.

Interests of Directors and Executive Officers of Cooper Tire in the Merger

You should be aware that some of the directors and executive officers of Cooper Tire have interests in the merger that are different from, or are in addition to, the interests of Cooper Tire stockholders generally. These interests include the following:

•

The executive officers of Cooper Tire have arrangements with Cooper Tire that provide for certain severance payments or benefits, accelerated vesting of certain cash incentive and equity-based awards and other rights and other payments or benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances between the date the merger agreement was signed and the completion of the merger or following the completion of the merger.

•	The directors and executive officers of Cooper Tire have rights to indemnification and directors’ and officers’ liability insurance that will survive the completion of the merger.

•

Following the signing of the merger agreement, Cooper Tire funded $58,811,995 in cash into a rabbi trust for the benefit of the directors, executive officers and certain other employees of Cooper Tire pursuant to pre-existing contractual commitments.

The Cooper Tire Board was aware of these additional interests by their directors and executive officers and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the applicable merger-related proposals. For a further discussion of the interests of Cooper Tire directors and executive officers in the merger, see “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger” beginning on page 68.

Material U.S. Federal Income Tax Consequences

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Goodyear common stock, and the fair market value as of the effective time of the merger of any shares of Goodyear common stock received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Cooper Tire common stock.

In certain circumstances, U.S. Holders who also own shares of Goodyear common stock at the time of the merger may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Code. As described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code”, such U.S. Holders may be required to include the entire amount of the cash consideration received as dividend income. Any such U.S. Holders are urged to consult their own tax advisors regarding the application of Section 304 of the Code to the merger.

Except in certain specific circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences—Non-U.S. Holders”, Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the exchange of shares of Cooper Tire common stock for any shares of Goodyear common stock and/or cash in the merger. However, as described further below under “The Merger—Material U.S. Federal Income Tax Consequences—Potential Application of Section 304 of the Code” as a result of the application of Section 304 of the Code, the entire amount of cash consideration paid to a Non-U.S. Holder may be treated as a dividend for U.S. federal income tax purposes if the Non-U.S. Holder also owns shares of Goodyear common stock at the time of the merger. Because of the uncertainty regarding the application of Section 304 of the Code and the possibility of dividend treatment, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of all cash merger consideration payable to Non-U.S. Holders, regardless of whether such Non-U.S. Holders expect to own a percentage interest in Goodyear following the merger that does not represent a sufficient reduction relative to their percentage interest in Cooper Tire prior to the merger. Non-U.S. Holders are urged to consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding taxes with respect to any portion of the cash consideration payable to them pursuant to the merger, and any action that may be taken to mitigate any potential adverse tax consequences.

Please refer to the section titled “The Merger—Material U.S. Federal Income Tax Consequences” contained in this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to each holder may be complex and will depend on such holder’s specific situation.

Holders are urged to consult their own tax advisors for a full understanding of the tax consequences of the merger in their particular circumstances.

Accounting Treatment of the Merger

The merger will be accounted for as an acquisition of Cooper Tire by Goodyear under the acquisition method of accounting in accordance with accounting principles generally accepted in the U.S. (“GAAP”). For additional information, see “The Merger—Accounting Treatment of the Merger” beginning on page 82.

Litigation Relating to the Merger

On March 19, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Stein v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00407, in the United States District Court for the District of Delaware (the “Stein action”). On March 25, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Miles v. Cooper Tire & Rubber Company, et al., No. 2:21-cv-06762, in the United States District Court for the District of New Jersey (the “Miles action”). On March 26, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire, the members of the Cooper Tire Board, Goodyear and Merger Sub, captioned Griffin v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00452, in the United States District Court for the District of Delaware (the “Griffin action,” and together with the Stein action and Miles action, the “Stockholder actions”). The Stockholder actions generally allege that Cooper Tire and its directors violated the federal securities laws, including Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, by issuing a materially incomplete and misleading registration statement on Form S-4. The Stockholder actions seek, among other things, to enjoin the transactions contemplated by the merger agreement and an award of attorneys’ fees and expenses.

Goodyear and Cooper Tire believe that the allegations in the Stockholder actions are without merit. Additional lawsuits or demands arising out of the merger may also be filed or made in the future. If additional similar lawsuits or demands are filed or made, absent new or different allegations that are material, neither Goodyear nor Cooper Tire will necessarily announce them.

Appraisal Rights

Pursuant to Section 262 of the DGCL, Cooper Tire stockholders who neither vote in favor of the adoption of the merger agreement nor consent thereto in writing, who continuously hold their shares of Cooper Tire common stock through the effective date of the merger and who otherwise comply with the applicable requirements of Section 262 of the DGCL, have the right to seek appraisal of the “fair value” of their shares of Cooper Tire common stock, as determined by the Delaware Court of Chancery, together with interest (subject to certain exceptions) on the amount determined to be the fair value, if any, if the merger is completed. The “fair value” of shares of Cooper Tire common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than, the value of the merger consideration that Cooper Tire stockholders would otherwise be entitled to receive under the merger agreement.

The right to seek appraisal will be lost if a Cooper Tire stockholder votes “FOR” adoption of the merger agreement. However, abstaining or voting against adoption of the merger agreement is not in itself sufficient to perfect appraisal rights because additional actions must also be taken to perfect such rights.

Due to the complexity of the appraisal process, stockholders who wish to seek appraisal of their shares of Cooper Tire common stock are encouraged to seek the advice of legal counsel and financial advisors with respect to the exercise of appraisal rights. Cooper Tire stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 could be greater than, the same as or less than the value of the merger consideration. Cooper Tire stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Cooper Tire by delivering a written demand for appraisal prior to the taking of the vote on the merger agreement at the Cooper Tire special meeting, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Cooper Tire common stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps required by Section 262 of the DGCL and in a timely manner to perfect appraisal rights. Under Section 262 of the DGCL, assuming the shares of Cooper Tire common stock remain listed on a national securities exchange immediately prior to the effective time of the merger, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all Cooper Tire stockholders who have perfected their appraisal rights unless (i) the total number of such shares entitled to appraisal exceeds 1% of the outstanding shares of Cooper Tire common stock or (ii) the value of the merger consideration provided in the merger agreement for the total number of shares of Cooper Tire common stock entitled to appraisal exceeds $1 million.

For additional information, see Section 262 of the DGCL regarding appraisal rights as reproduced and attached as Annex B to this proxy statement/prospectus. This proxy statement/prospectus constitutes a formal notice of appraisal rights under Section 262 in connection with the merger.

Regulatory Approvals Required for the Merger

The merger is subject to the requirements of the HSR Act, which provide that certain transactions may not be completed until notification and report forms are furnished to the Antitrust Division of the DOJ and the FTC, and the HSR Act waiting period is terminated or expires. On March 8, 2021, Goodyear and Cooper Tire each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. Completion of the merger is further subject to any applicable waiting period, clearance or affirmative approval from certain foreign regulators being obtained and any mandatory waiting period thereto having expired.

Conditions to Completion of the Merger

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after the merger agreement has been adopted by Cooper Tire stockholders. The parties currently expect to complete the transaction in the second half of 2021. However, it is possible that factors outside of each company’s control could require them to complete the transaction at a later time or not to complete it at all.

In addition to the approval of the merger proposal by Cooper Tire stockholders and the expiration or termination of the applicable waiting period under the HSR Act and any applicable waiting period, clearance or affirmative approval of certain foreign governmental authorities, each party’s obligation to complete the merger is also subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the merger agreement, waiver) of other conditions, including: the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order by the SEC), authorization of the listing on the Nasdaq of the Goodyear common stock to be issued in the merger, the absence of any legal or regulatory prohibition on completion of the merger, the accuracy of the representations and warranties of the other party under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the other party of its respective covenants and agreements contained in the merger agreement in all material respects, the absence of any event or other circumstance occurring between the date of the merger agreement and the completion of the merger that would reasonably be expected to result in an material adverse effect for either party (other than those previously disclosed in each company’s respective disclosure letters) and the delivery of an officer’s certificate by the other party certifying satisfaction of the three preceding conditions.

Neither Goodyear nor Cooper Tire can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 120.

No Solicitation

In the merger agreement, Cooper Tire has agreed that it will, and will cause each of its subsidiaries and its officers, directors, consultants, agents, financial advisors, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives and certain employees (including senior management-level employees and other employees acting at the direction of Cooper Tire or such senior management-level employees) (collectively, “representatives”) to immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to a takeover proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 105) and to not, directly or indirectly:

•

solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a takeover proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a takeover proposal, except to notify such person of the existence of such obligations under the merger agreement (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted by the merger agreement);

•

approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, agreement or agreement in principle, merger agreement or other similar contract with respect to a takeover proposal; or

•	grant any waiver, amendment or release under any standstill or confidentiality agreement.

Subject to the exceptions contained in the merger agreement, Cooper Tire has also agreed that the Cooper Tire Board will not (i) fail to include a recommendation to Cooper Tire stockholders that they adopt the merger agreement in this proxy statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Goodyear, such recommendation, (iii) take any action by board resolution or in any public respect or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication, (iv) adopt, approve or recommend, or publicly propose to approve or recommend to Cooper Tire stockholders a takeover proposal, (v) authorize, cause or permit Cooper Tire or any of its subsidiaries to enter into any letter of intent, agreement in principle, merger agreement or other similar contract with respect to any takeover proposal or (vi) take any action to terminate the merger agreement in light of a superior proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 105).

The merger agreement includes customary exceptions such that, if at any time prior to obtaining the Cooper Tire stockholder approval, Cooper Tire or any of its representatives receive a bona fide written takeover proposal from any person or group, and the receipt of such proposal did not result from any breach of the no solicitation provision of the merger agreement (other than any violation that is immaterial in scope and effect), Cooper Tire and its representatives may, to the extent that the Cooper Tire Board or any duly constituted and authorized committee of the Cooper Tire Board determines in good faith, after consultation with financial advisors and legal counsel, that the failure to take such action, in light of the takeover proposal and the terms of the merger agreement, would be inconsistent with the Cooper Tire Board’s fiduciary duties under applicable law and that such takeover proposal constitutes or would reasonably be expected to lead to a superior proposal, (i) furnish, following execution of an acceptable confidentiality agreement (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 105) with such person, information (including non-public information) with respect to Cooper Tire and its subsidiaries to the person or group that made such takeover proposal; provided that Cooper Tire will, prior to such disclosure provide to Goodyear any non-public information concerning Cooper Tire or any of its subsidiaries that is made available to such person or group to the extent not previously provided to Goodyear or its representatives and (ii) engage in or otherwise participate in discussions or negotiations with such person or group of persons.

For a discussion of what constitutes a takeover proposal or a superior proposal and the limitations on solicitation of takeover proposals, see “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 105.

Termination of the Merger Agreement; Termination Fees

Termination

The merger agreement may be terminated and the merger may be abandoned:

•	By the mutual written consent of each of Goodyear and Cooper Tire at any time prior to the effective time of the merger (even after obtaining the Cooper Tire stockholder approval).

•	By either Goodyear or Cooper Tire:

•

if the merger has not been consummated on or before November 22, 2021 (the “outside date”) (or, if the reason for not closing by November 22, 2021 is that either (i) Goodyear has not obtained financing, despite its reasonable best efforts, as a direct result of the failure of Cooper Tire to deliver required financial statements or (ii) the regulatory and other conditions relating to restraints imposed by antitrust and foreign direct investment laws specified in the merger agreement have not been satisfied by such date, and all other closing conditions of the parties have been satisfied or (to the extent permitted by applicable law) waived (except for those conditions that are by their nature to be satisfied at closing), the outside date will automatically be extended to February 22, 2022; provided, further, that if the closing of the merger has not occurred on February 22, 2022 and the reason for not closing by such date is as set forth in either clause (i) or (ii) above and all other closing conditions of the parties have been satisfied or (to the extent permitted by applicable law) waived (except for those conditions that are by their nature to be satisfied at the closing of the merger), either Goodyear or Cooper Tire may further extend the outside date to May 23, 2022); provided that neither Goodyear nor Cooper Tire may terminate the merger agreement due to the occurrence of the outside date if it has breached any provision of the merger agreement or, in the case of Goodyear, the commitment letter, and such breach has been the proximate cause of the failure to consummate the merger;

•

if any final or nonappealable order or law, entered, enacted, promulgated, enforced or issued by any governmental entity of competent jurisdiction in any jurisdiction in which Goodyear or Cooper Tire has material business operations, is issued or taken permanently restraining or otherwise prohibiting (or making illegal) the consummation of the merger; provided, however, that the party seeking to terminate the merger agreement has complied in all material respects with its obligations under the merger agreement with respect to preventing the entry of or removing such order or law; or

•	if the Cooper Tire special meeting concludes without obtaining the Cooper Tire stockholder approval by reason of the failure to obtain the required vote of Cooper Tire stockholders.

•	By Goodyear:

•	prior to the Cooper Tire special meeting, if the Cooper Tire Board has made an adverse recommendation change or change of recommendation;

•

prior to the Cooper Tire special meeting, if the Cooper Tire Board fails to reaffirm its approval or recommendation of the merger agreement and the merger as promptly as reasonably practicable (but in any event within three business days after receipt of any written request to do so from Goodyear; provided that Goodyear may only make one such request in any five business day period) at any time following the public disclosure or announcement of opposition to the transactions contemplated by the merger agreement by any person or entity who beneficially owns more than 5% of the capital stock or other equity interest of Cooper Tire (provided that Cooper Tire will only be required to reaffirm its approval or recommendation of the merger agreement and the merger once per 5% holder), except, in the event the Cooper Tire Board has received a takeover proposal, in which case Goodyear will not have the right to terminate the merger agreement so long as the Cooper Tire Board makes a statement to the effect that it is reviewing or considering the takeover proposal within three business days after receipt of Goodyear’s written request for reaffirmation; or

•

if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Cooper Tire which breach or failure to be true, either individually or in the aggregate, (1) would result in a failure of a condition to Goodyear’s obligation to effect the merger and (2) is not cured within the earlier of (A) the outside date and (B) 30 days following written notice to Cooper Tire; provided that Goodyear has given Cooper Tire written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the outside date), stating Goodyear’s intention to terminate the merger agreement and the basis for such termination, and Goodyear will not have the right to terminate the merger agreement if Goodyear is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

•	By Cooper Tire:

•

prior to the receipt of the Cooper Tire stockholder approval in order to concurrently enter into a company acquisition agreement with respect to a superior proposal (as defined in “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 105), provided that (i) Cooper Tire is not in breach of its no solicitation obligations in the merger agreement and (ii) Cooper Tire has paid or will concurrently pay the termination fee to Goodyear (as defined below);

•

if there is a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Goodyear, which breach or failure to be true, either individually or in the aggregate, (1) would result in a failure of a condition to Cooper Tire’s obligation to effect the merger and (2) is not cured within the earlier of (A) the outside date and (B) 30 days following written notice to Goodyear; provided that Cooper Tire has given Goodyear written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the outside date), stating Cooper Tire’s intention to terminate the merger agreement and the basis for such termination, and Cooper Tire will not have the right to terminate the merger agreement if Cooper Tire is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

If the merger agreement is terminated as described above, the merger agreement will be void and have no effect, and there will be no liability on the part of any party, except that:

•

certain provisions contained in the merger agreement with respect to the effect of termination, publicity, the indemnification and reimbursement obligations of Goodyear and Merger Sub relating to financing the transaction, the termination fee, allocation of costs and expenses and certain other miscellaneous provisions will survive the termination of the merger agreement;

•	the provisions of the confidentiality agreement between Goodyear and Cooper Tire will survive the termination of the merger agreement; and

•

no termination will relieve or release any party to the merger agreement from liability for damages of any kind, other than exemplary, punitive or non-foreseeable consequential damages, arising out of any (i) material breach of any of its representations and warranties, covenants or other agreements contained in the merger agreement or the commitment letter or (ii) fraud.

Termination Fees

The merger agreement further provides that Cooper Tire will pay or cause to be paid to Goodyear a termination fee of $83,401,678 (the “termination fee”) in the event the merger agreement is terminated by:

•	Goodyear, prior to the Cooper Tire special meeting, due to the Cooper Tire Board making an adverse recommendation change or a change of recommendation;

•

Goodyear, prior to the Cooper Tire special meeting, after the Cooper Tire Board fails to reaffirm its approval or recommendation of the merger and the merger agreement as promptly as reasonably practicable (but no later than three business days after the receipt of any written request to do so from Goodyear) at any time after a holder of 5% or more of Cooper Tire common stock discloses or announces their opposition to the transaction (subject to the exceptions noted below under the description of Goodyear’s right to terminate under the heading “The Merger Agreement—Termination of the Merger Agreement”);

•

Cooper Tire, prior to receipt of the Cooper Tire stockholder approval, in order to concurrently enter into a company acquisition agreement with respect to a superior proposal; provided that Cooper Tire is not in breach (other than such breach that is immaterial in scope and effect) of its no solicitation obligations in the merger agreement described below in “The Merger Agreement—Covenants and Agreements—No Solicitation” beginning on page 105; or

•

either Goodyear or Cooper Tire (1) if the merger has not been consummated on or before the outside date (as may be extended, as discussed below under the heading “The Merger Agreement—Termination of the Merger Agreement”) or (2) because the Cooper Tire special meeting (including any adjournments or postponements) has concluded, Cooper Tire stockholders have voted and the Cooper Tire stockholder approval has not been obtained, and both of the following conditions are also satisfied:

•	prior to the termination of the merger agreement, any person publicly announces a takeover proposal or a takeover proposal becomes publicly known (whether or not withdrawn); and

•

at any time on or prior to the first anniversary of the termination of the merger agreement, Cooper Tire or any of its subsidiaries enters into a definitive agreement with respect to any takeover proposal or the transactions contemplated by any takeover proposal are consummated (provided that for the purposes of this condition, references to 15% in the definition of “takeover proposal” are deemed references to 50%).

For a more detailed discussion of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 121.

Cooper Tire Special Meeting

Date, Time and Place

The Cooper Tire special meeting will be held virtually at 10:00 a.m., Eastern Time, on April 30, 2021. Cooper Tire stockholders as of the close of business on the record date may attend, vote and submit questions virtually at the Cooper Tire special meeting. At the Cooper Tire special meeting, Cooper Tire stockholders will be asked to consider and vote on the merger proposal, the merger-related named executive officer compensation proposal and, if necessary or appropriate, the adjournment proposal. Completion of the merger is conditioned on the approval of the merger proposal.

To participate in the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting to log in to the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting. Using this control number, you will be able to listen to the Cooper Tire special meeting live, submit questions and vote online. Cooper Tire encourages you to access the Cooper Tire special meeting before the start time of 10:00 a.m., Eastern Time, on April 30, 2021. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern Time, on April 30, 2021. Information regarding the ability of Cooper Tire stockholders to ask questions during the Cooper Tire special meeting and related rules of conduct at the Cooper Tire special meeting will be posted on Cooper Tire’s investor relations page (investors.coopertire.com) in advance of the Cooper Tire special meeting.

Matters addressing technical and logistical issues, including technical support during the Cooper Tire special meeting and related to accessing the Cooper Tire special meeting’s virtual meeting platform, will be available at www.virtualshareholdermeeting.com/CTB2021SM. Cooper Tire will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Cooper Tire special meeting. If you encounter any difficulties accessing the virtual Cooper Tire special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Cooper Tire special meeting log-in page.

Purpose of the Cooper Tire Special Meeting

At the Cooper Tire special meeting, Cooper Tire stockholders will be asked to consider and vote solely on the following proposals:

•

The merger proposal: to vote on a proposal to adopt the merger agreement, which is further described in the sections titled “The Merger” and “The Merger Agreement”, beginning on pages 49 and 91, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus;

•

The merger-related named executive officer compensation proposal: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Cooper Tire’s named executive officers that is based on or otherwise relates to the merger; and

•

The adjournment proposal: To approve the adjournment of the Cooper Tire special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Recommendation of the Cooper Tire Board

The Cooper Tire Board has unanimously determined that the merger is fair to and in the best interests of Cooper Tire and Cooper Tire stockholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Cooper Tire stockholders for adoption at a meeting of such stockholders and unanimously recommends that Cooper Tire stockholders vote:

•	“FOR” the merger proposal;

•	“FOR” the merger-related named executive officer compensation proposal; and

•	“FOR” the adjournment proposal, if necessary or appropriate.

See “The Merger—Cooper Tire Board Recommendation and Its Reasons for the Transaction” for more information.

Record Date; Cooper Tire Stockholders Entitled to Vote

The record date for the Cooper Tire special meeting is April 1, 2021. Record holders of shares of Cooper Tire common stock at the close of business on the record date are entitled to notice of, and to vote at, the Cooper Tire special meeting and any adjournment or postponement thereof.

At the close of business on the record date, there were 50,522,665 shares of Cooper Tire common stock outstanding. Each share of Cooper Tire common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the Cooper Tire special meeting. Cooper Tire stockholders may vote virtually at the Cooper Tire special meeting or by proxy through the Internet or by telephone or by a properly executed and delivered proxy card with respect to the Cooper Tire special meeting.

A complete list of Cooper Tire stockholders of record who are entitled to vote at the Cooper Tire special meeting will be available for a period of at least 10 days prior to the Cooper Tire special meeting. If you would like to inspect the list of Cooper Tire stockholders of record, please contact Cooper Tire’s Investor Relations department at (419) 424-4165 or investorrelations@coopertire.com to schedule an appointment or request access.

Quorum; Abstentions and Broker Non-Votes

A quorum of Cooper Tire stockholders is necessary to hold the Cooper Tire special meeting. Under Cooper Tire’s bylaws, the holders of a majority of the outstanding shares of Cooper Tire common stock, present in person or by proxy, shall constitute a quorum. Virtual attendance at the Cooper Tire special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Cooper Tire special meeting.

Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the Cooper Tire special meeting. If a quorum is not present at the Cooper Tire special meeting or additional votes must be solicited to adopt the merger agreement, it is expected that the Cooper Tire special meeting will be adjourned to solicit additional proxies. If the Cooper Tire special meeting is adjourned to solicit additional proxies and a new record date is set, then a new quorum must be established for the adjourned Cooper Tire special meeting.

The holders of a majority of the shares of Cooper Tire common stock present or represented at the Cooper Tire special meeting, whether or not a quorum is present, may adjourn the Cooper Tire special meeting without notice other than by announcement at the Cooper Tire special meeting of the time and place of the adjourned Cooper Tire special meeting, until the requisite number of shares of Cooper Tire common stock shall be present or represented. If the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the Cooper Tire special meeting, Cooper Tire will provide a notice of the adjourned Cooper Tire special meeting to each Cooper Tire stockholder of record entitled to vote at the Cooper Tire special meeting.

The proposals for consideration at the Cooper Tire special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, shares of Cooper Tire common stock held in “street name” through a broker, bank or other nominee will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided to such entity on how to vote on any such proposals.

Required Vote to Approve the Merger Proposal

Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon. Failures to vote and abstentions will have the same effect as votes cast “AGAINST” the merger proposal.

Required Vote to Approve the Merger-Related Named Executive Officer Compensation Proposal

Approval of the merger-related named executive officer compensation proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon. Abstentions will have the same effect as votes cast “AGAINST” the merger-related named executive officer compensation proposal but shares of Cooper Tire common stock that are not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the merger-related named executive officer compensation proposal. Virtual attendance at the Cooper Tire special meeting constitutes presence in person for purposes of the vote required under Cooper Tire’s bylaws.

Required Vote to Approve the Adjournment Proposal

Approval of the adjournment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon. Abstentions will have the same effect as votes cast “AGAINST” the adjournment proposal but shares of Cooper Tire common stock that are not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the adjournment proposal. Virtual attendance at the Cooper Tire special meeting constitutes presence in person for purposes of the vote required under Cooper Tire’s bylaws.

Risk Factors

You should consider all the information contained in, and incorporated by reference into, this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under the heading “Risk Factors” beginning on page 39.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical financial information is being provided to assist you in your analysis of the financial aspects of the transaction.

The Goodyear annual historical information is derived from the audited consolidated financial statements of Goodyear as of and for each of the years in the five-year period ended December 31, 2020.

The Cooper Tire annual historical information is derived from the audited consolidated financial statements of Cooper Tire as of and for each of the years in the five-year period ended December 31, 2020.

The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained in Goodyear’s and Cooper Tire’s respective Annual Reports on Form 10-K for the year ended December 31, 2020, in each case which are incorporated by reference into this proxy statement/prospectus, as well as other information that has been filed with the SEC.

For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 192. The historical results included below and elsewhere in this proxy statement/prospectus or incorporated by reference herein are not necessarily indicative of the future performance of (1) Goodyear, (2) Cooper Tire or (3) Goodyear following the consummation of the merger.

The Goodyear Tire & Rubber Company

	Year Ended December 31,(1)
(in millions, except for per share amounts)	2020	2019(2)	2018(2)	2017(2)	2016(2)
Net Sales	$12,321	$14,745	$15,475	$15,377	$15,158
Net Income (Loss)	$(1,250)	$(297)	$708	$365	$1,284
Less: Minority Shareholders’ Net Income	4	14	15	19	20

Goodyear Net Income (Loss)	$(1,254)	$(311)	$693	$346	$1,264

Goodyear Net Income (Loss) – Per Share of Common Stock
Basic	$(5.35)	$(1.33)	$2.92	$1.39	$4.81

Diluted	$(5.35)	$(1.33)	$2.89	$1.37	$4.74

Cash Dividends Declared per Common Share	$0.16	$0.64	$0.58	$0.44	$0.31

Total Assets	$16,506	$17,185	$16,872	$17,064	$16,511
Long Term Debt and Finance Leases Due Within One Year	152	562	243	391	436
Long Term Debt and Finance Leases	5,432	4,753	5,110	5,076	4,798
Goodyear Shareholders’ Equity	3,078	4,351	4,864	4,603	4,507
Total Shareholders’ Equity	3,259	4,545	5,070	4,850	4,725

(1)

Refer to “Basis of Presentation” and “Principles of Consolidation” in Note to the Consolidated Financial Statements No. 1, Accounting Policies, in Goodyear’s Annual Report on Form 10-K for the year ended December 31, 2020.

(2)

Effective January 1, 2019, Goodyear adopted, using the modified retrospective adoption approach, an accounting standards update with new guidance relating to leases. Goodyear’s adoption of this standards update resulted in adjustments that increased Total Assets by $873 million, increased Long Term Debt and Finance Leases by $14 million, and decreased Goodyear Shareholders’ Equity and Total Shareholders’ Equity by $23 million. Periods prior to 2019 have not been restated for the adoption of this standards update.

Cooper Tire & Rubber Company

(in thousands except per share amounts)	2020	2019(a)	2018(b)	2017(c)	2016
Net Sales	$2,521,074	$2,752,639	$2,808,062	$2,854,656	$2,942,869
Operating profit(d)	$230,881	$174,455	$165,245	$309,247	$437,458
Income before income taxes	$190,903	$109,672	$114,058	$243,925	$376,093
Net income attributable to Cooper Tire	$142,789	$96,404	$76,586	$95,400	$248,381
Earnings per share:
Basic	$2.84	$1.92	$1.52	$1.83	$4.56
Diluted	$2.83	$1.91	$1.51	$1.81	$4.51
Dividends per share	$0.42	$0.42	$0.42	$0.42	$0.42
Weighted average shares outstanding (000s):
Basic	50,307	50,159	50,350	52,206	54,480
Diluted	50,505	50,378	50,597	52,673	55,090
Property, plant and equipment, net	$1,077,624	$1,047,242	$1,001,921	$966,747	$864,227
Total assets(e), (f)	$2,971,573	$2,802,338	$2,634,205	$2,707,925	$2,731,677
Long-term debt and finance leases(g)	$314,265	$309,148	$121,284	$295,987	$297,094
Total equity	$1,410,591	$1,327,733	$1,232,443	$1,185,756	$1,130,236
Capital expenditures	$151,198	$202,722	$193,299	$197,186	$175,437
Depreciation and amortization	$158,847	$148,054	$147,161	$140,228	$130,257
Number of employees(h)	9,839	8,720	9,027	9,204	9,149

(a)	Cooper Tire recorded an income tax benefit of $18,606 in 2019 as a result of the implementation of a business realignment strategy in Europe.
(b)	Cooper Tire recorded a non-cash goodwill impairment charge of $33,827 in 2018.
(c)

Cooper Tire recorded $35,378 of deemed repatriation tax and $20,413 for the re-measurement of deferred tax assets in conjunction with U.S. tax reform, as well as a U.K. valuation allowance charge of $18,915, less the reversal of an Asia valuation allowance of $6,671 in 2017.

(d)

The non-service cost components of net periodic benefit cost were reclassified outside of operating profit to Other pension and postretirement benefit expense in the amount of $37,523 and $53,071 in 2017 and 2016, respectively, as a result of the adoption of Accounting Standards Update 2017-07 in 2018.

(e)

Cooper Tire has reclassified its volume and customer rebate program reserves from a contra-asset included within Accounts receivable to a liability within Accrued liabilities in the amount of $100,190 and $93,783 in 2017 and 2016, respectively, as a result of the adoption of Accounting Standards Codification (“ASC”) 606 in 2018.

(f)

Cooper Tire has reclassified its voluntary employee beneficiary association trust from a reduction of accrued benefits within Accrued liabilities to restricted cash included within Other assets of $18,499 in 2016 as a result of the adoption of ASC 2016-18 in 2018.

(g)

In 2018, Long-term debt and finance leases reflect the short-term classification of $173,578 of unsecured notes due in December 2019. This amount was paid in 2019 and replaced with a new long-term borrowing.

(h)

The number of employees in 2020 includes 1,157 members of the Corporacion de Occidente SA de CV (“COOCSA”) workforce. Members of the COOCSA workforce were employed by an employment services company prior to Cooper Tire acquiring the remaining 42% noncontrolling ownership interest of COOCSA on January 24, 2020.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION

The following table presents selected unaudited pro forma condensed combined financial information of Goodyear after giving effect to the merger, which were prepared using the acquisition method of accounting with Goodyear as the accounting acquirer of Cooper Tire. See the section titled “The Merger—Accounting Treatment of the Merger” for a description of the expected accounting treatment of the merger. The following selected unaudited pro forma condensed combined financial information gives effect to the merger on a combined basis. The information under “Unaudited Pro Forma Condensed Combined Statement of Operations” gives effect to the merger as if it had occurred on January 1, 2020 and combines the audited consolidated statement of operations of Goodyear and the audited consolidated statement of operations of Cooper Tire for the fiscal year ended December 31, 2020. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet” gives effect to the merger as if it had occurred on December 31, 2020 and combines the audited consolidated balance sheet of Goodyear as of December 31, 2020 with the audited consolidated balance sheet of Cooper Tire as of December 31, 2020.

The following selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s operating results or financial position would actually have been had the merger been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. The selected unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors.” The following selected unaudited pro forma condensed combined financial information has been developed from and should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” and the notes related thereto and with the historical consolidated financial statements of Goodyear and Cooper Tire and related notes that have been filed with the SEC, certain of which are incorporated by reference into this proxy statement/prospectus.

(In millions, except per share amounts)	Year Ended December 31, 2020
Unaudited Pro Forma Condensed Combined Statement of Operations
Net Sales	$14,818
(Loss) before Income Taxes	(1,296)
Goodyear Net (Loss)	(1,383)
Goodyear Net (Loss) Per Share of Common Stock – basic and diluted	(4.94)

(In millions)	December 31, 2020
Unaudited Pro Forma Condensed Combined Balance Sheet
Total Assets	$20,050
Total Liabilities	16,086
Total Equity	3,964

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA

COMBINED PER SHARE INFORMATION

The following table sets forth selected historical per share information of Goodyear and Cooper Tire and unaudited pro forma combined consolidated per share information reflecting the transaction between Goodyear and Cooper Tire, under the acquisition method of accounting, including the issuance of 0.907 of a validly issued, fully paid and non-assessable share of Goodyear common stock in exchange for each share of Cooper Tire common stock. You should read this information in conjunction with (i) the selected historical financial information and the related notes included elsewhere in this proxy statement/prospectus, (ii) the historical financial statements of Goodyear and Cooper Tire and related notes contained in Goodyear’s and Cooper Tire’s respective Annual Reports on Form 10-K for the year ended December 31, 2020, which are incorporated by reference into this proxy statement/prospectus and (iii) the unaudited pro forma condensed combined financial statements, including the related notes, appearing in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.” The historical per share information is derived from the audited financial statements of each of Goodyear and Cooper Tire as of and for the year ended December 31, 2020.

The unaudited pro forma combined consolidated per share information has been presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Goodyear’s management. The pro forma data presented does not represent what the actual results of operations and financial position would have been had the companies actually been combined as of the beginning of the periods presented and is not necessarily indicative of the future consolidated results of operations or financial position of Goodyear following the transaction. For example, the unaudited pro forma combined consolidated per share information does not reflect cost savings or other future financial impacts that may result from the transaction.

Goodyear suspended the payment of dividends on April 16, 2020. It last paid a dividend on March 2, 2020, with a record date of February 3, 2020. Cooper Tire declared and paid dividends during the periods presented. For more information on dividends of Goodyear and Cooper Tire, see “Comparative Per Share Market Price and Dividend Information.”

As of/for the Year Ended December 31, 2020
Goodyear Historical per Common Share Data:
Net (loss)-basic	$(5.35)
Net (loss)-diluted	(5.35)
Book value(1)	13.97
Cooper Tire Historical per Common Share Data:
Earnings per share-basic	$2.84
Earnings per share-diluted	2.83
Book value(1)	27.99
Unaudited Pro Forma Combined per Goodyear Common Share Data:
Goodyear Net (loss)-basic	$(4.94)
Goodyear Net (loss)-diluted	(4.94)
Book value(1)	14.21
Unaudited Pro Forma Combined per Cooper Tire Equivalent Share Data:
Net (loss)-basic(2)	$(4.48)
Net (loss)-diluted(2)	(4.48)
Book value(1)(2)	12.89

(1)	Amount is calculated by dividing Total Shareholders’ Equity by shares of common stock outstanding as of December 31, 2020.
(2)

Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the merger (0.907 of a share of Goodyear common stock for each share of Cooper Tire common stock).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

Goodyear common stock trades on the Nasdaq under the symbol “GT” and Cooper Tire common stock trades on the NYSE under the symbol “CTB.” As of the record date, there were 234,980,092 shares of Goodyear common stock outstanding and approximately 11,895 holders of record of Goodyear common stock, and 50,522,665 shares of Cooper Tire common stock outstanding and approximately 1,453 holders of record of Cooper Tire common stock.

On February 19, 2021, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Goodyear common stock was $13.90 on the Nasdaq and the closing sale price per share of Cooper Tire common stock was $43.77 on the NYSE. On the record date, the closing sale price per share of Goodyear common stock was $17.36 on Nasdaq and the closing sale price per share of Cooper Tire common stock was $56.48 on the NYSE. The table below sets forth the equivalent market value per share of Cooper Tire common stock on February 19, 2021 and April 1, 2021, as determined by multiplying the closing prices of shares of Goodyear common stock on those dates by the exchange ratio.

	Goodyear Common Stock	Cooper Tire Common Stock	Implied Per Share Value of Merger Consideration
February 19, 2021	$13.90	$43.77	$54.36
April 1, 2021	$17.36	$56.48	$57.50

The market prices of Goodyear common stock and Cooper Tire common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Cooper Tire special meeting and the date the merger is completed. No assurance can be given concerning the market prices of Goodyear common stock or Cooper Tire common stock before completion of the merger or Goodyear common stock after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of Goodyear common stock (and therefore the value of the merger consideration) when received by Cooper Tire stockholders after the merger is completed will depend on the closing price of Goodyear common stock on the day such stockholders receive their shares of Goodyear common stock pursuant to the merger agreement. Such market price could be greater than, less than or the same as shown in the table above. Accordingly, Cooper Tire stockholders are advised to obtain current market quotations for Goodyear common stock and Cooper Tire common stock in deciding whether to vote for adoption of the merger agreement.

Dividends

On April 16, 2020, the Goodyear Board announced the suspension of the quarterly payment of dividends on shares of Goodyear common stock. Goodyear last paid a dividend on shares of Goodyear common stock on March 2, 2020 of $0.16 per share. Under the terms of the merger agreement, during the period before completion of the merger, Goodyear is not permitted to, and must cause its subsidiaries not to, declare, set aside, make or pay any dividend or other distribution, except for cash dividends paid (i) by any of Goodyear’s direct or indirect wholly owned subsidiaries to Goodyear, (ii) by a non-wholly owned subsidiary of Goodyear to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such person, (iii) to any other direct or indirect wholly owned subsidiary of Goodyear or (iv) if resumed (and provided that Goodyear has provided prior written notice to Cooper Tire of its intentions to resume its quarterly dividend consistent with past practice prior to its suspension), a scheduled dividend paid by Goodyear to holders of shares of Goodyear common stock, not in excess of $0.16 per share of Goodyear common stock per fiscal quarter, in each case, consistent with past practice prior to Goodyear’s suspension of its quarterly dividend announced on April 16, 2020.

Cooper Tire currently pays a quarterly dividend on shares of Cooper Tire common stock and last paid a dividend on December 30, 2020 of $0.105 per share to Cooper Tire stockholders of record at the close of business on December 1, 2020. On February 18, 2021, Cooper Tire announced that the Cooper Tire Board had declared a quarterly dividend of $0.105 per share that was paid on March 26, 2021 to the stockholders of record at the close of business on March 1, 2021. Under the terms of the merger agreement, during the period before completion of the merger, Cooper Tire is not permitted to, and must use its commercially reasonable efforts to cause its subsidiaries not to, declare, set aside, make or pay any dividend or other distribution, except for cash dividends paid (i) by any of Cooper Tire’s direct or indirect wholly owned subsidiaries to Cooper Tire, (ii) by a non-wholly owned subsidiary of Cooper Tire to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such person, (iii) to any other direct or indirect wholly owned subsidiary of Cooper Tire or (iv) the scheduled dividend paid by Cooper Tire to holders of Cooper Tire common stock, not in excess of $0.105 per share of Cooper Tire common stock per fiscal quarter, in each case, consistent in all material respects with past practice. Under the terms of the merger agreement, during the period before completion of the merger, Cooper Tire will ensure that the date on which any scheduled quarterly dividend is declared and the record date with respect to any such scheduled quarterly dividend is (x) no later than five business days following and (y) no earlier than two business days preceding, in each case, the one-year anniversary of such dates for the corresponding quarter of the preceding year.

Furthermore, under the merger agreement, if Goodyear has resumed its quarterly dividend (and provided that Goodyear has provided prior written notice to Cooper Tire of its intentions to resume its quarterly dividend), Goodyear and Cooper Tire have agreed to coordinate their record and payment dates for their regular quarterly dividends so as to ensure that Cooper Tire stockholders do not receive two dividends, or fail to receive one dividend, in any quarter with respect to shares of Cooper Tire common stock and the shares of Goodyear common stock that such holders receive in exchange therefor in the merger. In addition, if Goodyear has resumed its quarterly dividend in the quarter in which the closing of the merger occurs and if the record date of Goodyear’s quarterly dividend has been declared and is a date prior to the effective time of the merger, then the quarterly dividend declaration date and record date of Cooper Tire must occur no later than such date as is necessary to ensure that holders of Cooper Tire common stock receive a quarterly dividend in accordance with the first sentence of this paragraph.

After completion of the merger, each former Cooper Tire stockholder who holds shares of Goodyear common stock into which shares of Cooper Tire common stock have been converted in connection with the merger will receive all dividends or other distributions declared and paid on shares of Goodyear common stock with a record date on or after the completion of the merger. However, no dividend or other distribution having a record date after completion of the merger will actually be paid with respect to any shares of Goodyear common stock into which shares of Cooper Tire common stock have been converted in connection with the merger until the certificates formerly representing shares of Cooper Tire common stock have been surrendered or the book-entry shares formerly representing shares of Cooper Tire common stock have been transferred to the exchange agent in accordance with the merger agreement, at which time any such accrued dividends and other distributions on those shares of Goodyear common stock will be paid without interest. Subject to the limitations set forth in the merger agreement described above, any future dividends by Goodyear will be made at the discretion of the Goodyear Board. Subject to the limitations set forth in the merger agreement described above, any future dividends by Cooper Tire will be made at the discretion of the Cooper Tire Board. There can be no assurance that any future dividends will be declared or paid by Goodyear or Cooper Tire or as to the amount or timing of those dividends, if any.

For more details regarding dividends, see “The Merger Agreement—Covenants and Agreements—Coordination of Dividends” beginning on page 115.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the potential transaction between Goodyear and Cooper Tire, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits and synergies of the potential transaction, projected financial information, future opportunities, and any other statements regarding Goodyear’s and Cooper Tire’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates”, “expects”, “intends”, “plans”, “targets”, “forecasts”, “projects”, “believes”, “seeks”, “schedules”, “estimates”, “positions”, “pursues”, “may”, “could”, “should”, “will”, “budgets”, “outlook”, “trends”, “guidance”, “focus”, “on schedule”, “on track”, “is slated”, “goals”, “objectives”, “strategies”, “opportunities”, “poised”, “potential” and similar expressions. All such forward-looking statements are based on current expectations of Goodyear’s and Cooper Tire’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to:

•	the risk that Cooper Tire stockholders may not approve the merger agreement;

•	uncertainties as to the timing to consummate the merger;

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Goodyear common stock;

•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement;

•	the possibility that the merger is delayed or does not occur;

•	the risk that the conditions to the closing of the merger may not be satisfied in a timely manner or at all;

•	the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties;

•	the effects of disruption to Goodyear’s or Cooper Tire’s respective businesses;

•

negative effects of the announcement of Goodyear’s proposal to acquire Cooper Tire or the announcement or completion of the merger on the market price of Goodyear and/or Cooper Tire common stock, their respective financial performance and their respective ability to maintain business operations (including relationships with employees, suppliers and customers);

•	the risks related to Goodyear and Cooper Tire being restricted in the operation of their respective businesses while the merger agreement is in effect;

•	the effects of pandemics, including the COVID-19 pandemic, and industry, market, economic, political or regulatory conditions outside of Goodyear’s or Cooper Tire’s control;

•	Goodyear and Cooper Tire may incur significant transaction and other costs in connection with the merger in excess of those anticipated by Goodyear or Cooper Tire;

•	any litigation relating to the merger and other unknown liabilities;

•

Goodyear’s ability to achieve the benefits from the potential transaction, including the anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share;

•	Goodyear’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations;

•	the ultimate timing, outcome and results of integrating the operations of Goodyear and Cooper Tire;

•	the ability of Goodyear and Cooper Tire to retain and hire key personnel;

•	the diversion of the time of management of Goodyear and Cooper Tire on transaction-related issues;

•

other risk factors as detailed from time to time in Goodyear’s and Cooper Tire’s reports filed with the SEC, including Goodyear’s and Cooper Tire’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section titled “Risk Factors” beginning on page 39. See the section titled “Where You Can Find More Information” beginning on page 192 of this proxy statement/prospectus.

The foregoing list of factors is not intended to be exhaustive. These forward-looking statements reflect Goodyear’s and Cooper Tire’s current views with respect to future events and are based on numerous assumptions and assessments made by Goodyear and Cooper Tire in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Goodyear’s and Cooper Tire’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document incorporated by reference, as of the date of that document. Neither Goodyear nor Cooper Tire assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this proxy statement/prospectus, including, among others, the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37, Cooper Tire stockholders should carefully consider the following risk factors before deciding whether to vote for the proposal to adopt the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of Cooper Tire and Goodyear because these risks will relate to Goodyear following the completion of the merger. Descriptions of some of these risks can be found in the respective Goodyear and Cooper Tire Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q, Current Reports on Form 8-K or Annual Reports on Form 10-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 192.

Risks Related to the Merger

The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger in a timely manner or at all could have adverse effects on Cooper Tire and Goodyear.

The completion of the merger is subject to a number of conditions, including, among others, (i) the approval by Cooper Tire stockholders of the adoption of the merger agreement and (ii) U.S. and non-U.S. regulatory approvals, which make the completion and timing of the completion of the merger uncertain. For a more detailed discussion regarding conditions to the merger, see “The Merger Agreement—Conditions to Completion of the Merger”, beginning on page 120. Also, either Goodyear or Cooper Tire may terminate the merger agreement if the merger has not been consummated by November 22, 2021 (or, in certain circumstances, as such date may be extended to February 22, 2022 or further extended to May 23, 2022 pursuant to the merger agreement), except that this right to terminate the merger agreement is not available to any party that has breached any provision of the merger agreement or, in the case of Goodyear or Merger Sub, the commitment letter, where such breach has been the proximate cause of the failure to consummate the merger.

If the merger is not completed, Cooper Tire’s and Goodyear’s respective ongoing businesses, financial conditions, financial results and stock prices may be materially adversely affected. Without realizing any of the benefits of having completed the merger, Goodyear and Cooper Tire will be subject to a number of risks, including the following:

•	the market price of Goodyear common stock and/or Cooper Tire common stock could decline to the extent that the current market price reflects a market assumption that the transaction will be completed;

•

Cooper Tire could owe a termination fee of $83,401,678 to Goodyear under certain circumstances relating to Cooper Tire’s entry into an agreement for an alternative transaction or a change in the recommendation of the Cooper Tire Board with respect to the merger as set forth in the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 121;

•

if the merger agreement is terminated and the Goodyear Board or the Cooper Tire Board seeks another business combination, Goodyear shareholders and Cooper Tire stockholders cannot be certain that Goodyear or Cooper Tire will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;

•

time and resources committed by Goodyear’s and Cooper Tire’s respective management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;

•	Goodyear and/or Cooper Tire may experience negative reactions from the financial markets or from their respective customers, suppliers or employees;

•

Goodyear and Cooper Tire will be required to pay their respective costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed; and

•

litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Goodyear or Cooper Tire to perform their respective obligations pursuant to the merger agreement.

The materialization of any of these risks could adversely impact Goodyear’s and Cooper Tire’s respective ongoing businesses, financial conditions, financial results and stock prices. Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger.

The merger agreement contains provisions that limit Cooper Tire’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of Cooper Tire from making a favorable alternative transaction proposal and, in specified circumstances, could require Cooper Tire to pay a termination fee to Goodyear.

The merger agreement contains certain provisions that restrict Cooper Tire’s ability to initiate, solicit, knowingly encourage or facilitate or, subject to certain exceptions, engage in discussions or negotiations with respect to, or approve or recommend, any third-party proposal for an alternative transaction. Further, even if the Cooper Tire Board withdraws or qualifies its recommendation with respect to the adoption of the merger agreement, unless the merger agreement has been terminated in accordance with its terms, Cooper Tire will still be required to submit each of its merger-related proposals to a vote at the Cooper Tire special meeting. In addition, Goodyear generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative transaction proposal before the Cooper Tire Board may withdraw or qualify its recommendation with respect to the merger-related proposal or otherwise terminate the merger agreement.

In some circumstances relating to Cooper Tire’s entry into an agreement for an alternative transaction or a change in the recommendation of the Cooper Tire Board with respect to the merger, upon termination of the merger agreement, Cooper Tire will be required to pay a termination fee of $83,401,678 to Goodyear. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 121.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Cooper Tire or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the per share cash or market value proposed to be received or realized in the merger. In particular, the termination fee, if applicable, could result in a potential third-party acquiror or merger partner proposing to pay a lower price to Cooper Tire stockholders than it might otherwise have proposed to pay absent such a fee.

The merger is subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on (1) Cooper Tire, (2) Goodyear or (3) Goodyear following the transaction or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the merger must have been obtained, in each case, under the HSR Act and other applicable law. In deciding whether to grant the required regulatory approval, consent or clearance, the relevant governmental entities may, among other factors, consider the effect of the merger on competition within their relevant jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the business of Goodyear following the transaction. On March 8, 2021, Goodyear and Cooper Tire each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC.

In addition, regulators may impose conditions, terms, obligations or restrictions in connection with their approval of or consent to the merger, and such conditions, terms, obligations or restrictions may delay completion of the merger or impose additional material costs on or materially limit Goodyear’s revenues following the completion of the merger or potentially lead to the abandonment of the merger. For a more detailed description of the regulatory review process, see the section titled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 82.

Under the merger agreement, Goodyear, Merger Sub and Cooper Tire have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective in the most reasonably expeditious manner possible the merger and the other transactions contemplated by the merger agreement, subject to the following limitation.

Goodyear and Merger Sub have agreed in the merger agreement to, and have agreed to cause their subsidiaries to, take any and all actions required to obtain all required approvals under the HSR Act and other applicable antitrust laws and applicable FDI laws, except that Goodyear will not be required to take or agree to take (and, without the prior written consent of Goodyear, neither Cooper Tire nor any of its subsidiaries or joint ventures (subject to the terms of the merger agreement) will take or agree to take) any action (including any remedy action) that, individually or in the aggregate with all other actions (including any remedy actions) taken pursuant to the foregoing would or would reasonably be expected to result in or be a burdensome condition and if requested by Goodyear, Cooper Tire will become subject to, consent to, or offer or agree to, or otherwise take any action (including any remedy action) with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on Cooper Tire in the event the closing of the merger occurs.

As used in this proxy statement/prospectus “burdensome condition” means the executing or carrying out, consenting to or to offer to or to agree to, or otherwise take any action (including any remedy action) with respect to, any requirement, condition, limitation, understanding or agreement (including consent decrees and undertakings) in respect of, in anticipation of or pursuant to any action contemplated by the foregoing that, individually or in the aggregate with all other such actions pursuant to the foregoing, would reasonably be expected to result in a material adverse effect on the business, financial condition or operations of Goodyear and its subsidiaries, taken as a whole, after giving effect to the transactions contemplated by the merger agreement (including, for the avoidance of doubt, Cooper Tire and its subsidiaries and joint ventures).

The exchange ratio is fixed and will not be adjusted in the event of any change in either Goodyear’s or Cooper Tire’s stock price.

Upon completion of the merger, each share of Cooper Tire common stock will be converted into the right to receive $41.75 in cash (as such amount of cash may potentially be adjusted as described under the heading “The Merger Agreement—Merger Consideration—Share Cap Adjustment”), without interest, and 0.907 (as such amount may potentially be adjusted as described under the heading “The Merger Agreement—Merger Consideration—Share Cap Adjustment”) of a validly issued, fully paid and non-assessable share of Goodyear common stock. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Goodyear common stock or Cooper Tire common stock between the date the merger agreement was signed and the completion of the merger. Due to the fixed exchange ratio, fluctuations in the price of Goodyear common stock will drive corresponding changes in the value of the merger consideration payable to each Cooper Tire stockholder. As a result, changes in the price of Goodyear common stock prior to the completion of the merger will affect the market value that Cooper Tire stockholders will become entitled to receive on the date of the closing of the merger. Stock price changes may result from a variety of factors (many of which are beyond Goodyear’s or Cooper Tire’s control), such as changes in Goodyear’s or Cooper Tire’s respective business, operations and prospects; changing raw material prices; the continued effects of the COVID-19 pandemic and governmental and business responses to the pandemic; and changes in government rules and regulations in the countries in which each of Goodyear and Cooper Tire operates.

The price of Goodyear common stock has fluctuated during the period between the date the merger agreement was executed and the date of this proxy statement/prospectus, and may continue to change through the date of the Cooper Tire special meeting and the date the merger is completed (which might be a significant period of time after the Cooper Tire special meeting). For example, based on the range of closing prices of Goodyear common stock during the period from February 19, 2021, the last full trading day before the public announcement of the merger, through the record date, the exchange ratio representing the market value of the merger consideration ranged from a high of $58.79 to a low of $54.36 for each share of Cooper Tire common stock. Because the exchange ratio will not be adjusted to reflect any changes in the market values of Goodyear common stock or Cooper Tire common stock, the actual market value of the Goodyear common stock received by Cooper Tire stockholders upon completion of the merger may be outside this range.

These variations could result from changes in the business, operations or prospects of Goodyear or Cooper Tire prior to or following the completion of the merger, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Goodyear or Cooper Tire. At the time of the Cooper Tire special meeting, Cooper Tire stockholders will not know with certainty the value of the shares of Goodyear common stock that they will receive upon completion of the merger. Neither Goodyear nor Cooper Tire is permitted to terminate the merger agreement solely because of changes in the market price of either company’s common stock.

Cooper Tire stockholders are urged to obtain current market quotations for shares of Goodyear common stock and Cooper Tire common stock.

Members of the Cooper Tire Board and management have interests in the merger that are different from, or in addition to, those of other stockholders.

In considering whether to adopt the merger agreement and approve the transactions contemplated thereby, Cooper Tire stockholders should recognize that members of management and the Cooper Tire Board have interests in the merger that differ from, or are in addition to, their interests as Cooper Tire stockholders.

The executive officers of Cooper Tire have arrangements with Cooper Tire that provide for certain severance payments or benefits, accelerated vesting of certain cash incentive and equity-based awards and other rights and other payments or benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances between the date the merger agreement was signed on February 22, 2021 and the completion of the merger or following completion of the merger. In addition, the executive officers and directors of Cooper Tire also have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the merger. Following the signing of the merger agreement on February 22, 2021, Cooper Tire deposited an additional $58,811,995 in cash to a rabbi trust for the benefit of all beneficiaries under the rabbi trust agreement, which include Cooper Tire’s executive officers, directors and employees other than executive officers, pursuant to pre-existing contractual commitments requiring Cooper Tire to fund the benefits payable to directors, executive officers and certain other employees under each of Cooper Tire’s nonqualified deferred compensation plans, the change in control severance pay plan and the rabbi trust agreement. The Cooper Tire Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation that Cooper Tire stockholders vote “FOR” the merger proposal and “FOR” the merger-related named executive officer compensation proposal on a non-binding advisory basis.

These interests are further described in “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger” beginning on page 68.

Each party is subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom Goodyear or Cooper Tire has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Goodyear or Cooper Tire, as the case may be, as a result of the merger or otherwise. Under the terms of the merger agreement, each of Goodyear and Cooper Tire is subject to certain restrictions on the conduct of its respective business prior to completing the merger, which may adversely affect Goodyear’s ability to acquire assets or Cooper Tire’s ability to execute certain of its business strategies, including, with respect to Cooper Tire, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect each party’s business and operations prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements—Conduct of Business” beginning on page 99 for more information.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, and Goodyear and Cooper Tire may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of Goodyear after the completion of the merger.

Goodyear and Cooper Tire are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The success of Goodyear after the completion of the merger will depend in part upon the ability of Goodyear and Cooper Tire to attract, motivate and retain key management personnel and other key employees. Prior to completion of the merger, current and prospective employees of Goodyear and Cooper Tire may experience uncertainty about their roles within the combined company following the completion of the merger, which may have an adverse effect on the ability of each of Goodyear and Cooper Tire to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that Goodyear after completion of the merger will be able to attract, motivate or retain management personnel and other key employees of Goodyear and Cooper Tire to the same extent that Goodyear and Cooper Tire have previously been able to attract or retain their own employees.

The opinion of Cooper Tire’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Cooper Tire has received an opinion from its financial advisor in connection with the signing of the merger agreement, but has not obtained any updated opinion from its financial advisor as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Goodyear or Cooper Tire, general market and economic conditions and other factors that may be beyond the control of Goodyear or Cooper Tire, and on which Cooper Tire’s financial advisor’s opinion was based, may significantly alter the value of Goodyear or Cooper Tire or the prices of the shares of Goodyear common stock or Cooper Tire common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Cooper Tire does not currently anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The Cooper Tire Board’s recommendation that Cooper Tire stockholders vote “FOR” approval of the merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal, however, is made as of the date of this proxy statement/prospectus.

For a description of the opinion that Cooper Tire received from its financial advisor, see the section titled “The Merger—Opinion of Cooper Tire’s Financial Advisor” beginning on page 60. A copy of the opinion of Goldman Sachs, Cooper Tire’s financial advisor, is attached as Annex C to this proxy statement/prospectus.

Litigation against Goodyear and Cooper Tire could result in substantial costs, an injunction preventing the completion of the merger and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs. An adverse judgment could result in monetary damages, which could have a negative impact on Goodyear’s and Cooper Tire’s respective liquidity and financial condition.

Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, or from being completed within the expected timeframe, which may adversely affect Goodyear’s and Cooper Tire’s respective business, financial position and results of operation. As of the record date, Goodyear and Cooper Tire are only aware of three securities class action lawsuits filed in connection with the merger. See “The Merger—Litigation Relating to the Merger” beginning on page 83 for more information.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Goodyear’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. Further, Goodyear’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this proxy statement/prospectus, that Goodyear will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. In addition, subsequent to the closing date of the merger, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 128 for more information.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Cooper Tire or its subsidiaries is a party, which may have an adverse impact on Goodyear’s business and results of operations after the merger.

The completion of the merger may trigger change in control and other provisions in certain agreements to which Cooper Tire is a party. If Goodyear and Cooper Tire are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Goodyear and Cooper Tire are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Cooper Tire or Goodyear following the transaction. Any of the foregoing or similar developments may have an adverse impact on Goodyear’s business and operations after the completion of the merger.

The shares of Goodyear common stock to be received by Cooper Tire stockholders upon completion of the merger will have different rights from shares of Cooper Tire common stock.

Upon completion of the merger, Cooper Tire stockholders will no longer be Cooper Tire stockholders but will instead become Goodyear shareholders, and their rights as Goodyear shareholders will be governed by the terms of Goodyear’s articles of incorporation, as amended (“Goodyear’s articles of incorporation”), Goodyear’s code of regulations, as amended (“Goodyear’s code of regulations”) and by the ORC. The terms of Goodyear’s articles of incorporation, Goodyear’s code of regulations and the ORC are in some respects materially different than the terms of Cooper Tire’s restated certificate of incorporation (“Cooper Tire’s certificate of incorporation”), Cooper Tire’s bylaws and the DGCL, which currently govern the rights of Cooper Tire stockholders. See “Comparison of Rights of Shareholders of Goodyear and Stockholders of Cooper Tire” beginning on page 163 for a discussion of the different rights associated with shares of Cooper Tire common stock and shares of Goodyear common stock.

Cooper Tire stockholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over the policies of Goodyear following the transaction than they now have on the policies of Cooper Tire.

Goodyear shareholders currently have the right to vote in the election of the Goodyear Board and on other matters affecting Goodyear. Cooper Tire stockholders currently have the right to vote in the election of the Cooper Tire Board and on other matters affecting Cooper Tire. Immediately after the merger is completed, it is expected that current Goodyear shareholders will own approximately 84% of the shares of Goodyear’s outstanding common stock following the transaction, and current Cooper Tire stockholders will own approximately 16% of the outstanding Goodyear common stock following the transaction. As a result of these reduced ownership percentages, current Cooper Tire stockholders will have less influence on the management and policies of Goodyear than they now have on the management and policies of Cooper Tire.

Goodyear’s shareholders will also be diluted by the merger.

The merger will dilute the ownership position of Goodyear’s current shareholders. Goodyear will issue up to approximately 46.4 million shares of Goodyear common stock to Cooper Tire stockholders in the merger (including Goodyear common stock to be issued in connection with outstanding Cooper Tire long-term incentive awards). As a result of these issuances, current Goodyear shareholders and Cooper Tire stockholders are expected to hold approximately 84% and 16%, respectively, of Goodyear’s outstanding common stock immediately following completion of the merger.

The merger will involve substantial costs.

Cooper Tire and Goodyear have incurred, and expect to continue to incur, a number of non-recurring costs associated with the merger, a substantial majority of which will be comprised of transaction and regulatory costs.

Risks Relating to Goodyear After Completion of the Merger

Goodyear may not achieve the intended benefits of the merger and the merger may disrupt its current plans or operations.

There can be no assurance that Goodyear will be able to successfully integrate Cooper Tire’s assets or otherwise realize the expected benefits of the potential transaction (including operating and other cost synergies). Difficulties in integrating Cooper Tire into Goodyear may result in Goodyear performing differently than expected, in operational challenges, in the failure to realize anticipated run-rate cost synergies and efficiencies in the expected timeframe or at all, or in the difficulty or failure of utilizing Goodyear’s available U.S. tax attributes, in which case the merger may not be accretive to earnings per share, may not improve Goodyear’s balance sheet position, may not enhance Goodyear’s ability to delever and may not generate additional free cash flow due to reduced cash tax payments. The integration of the two companies may result in material challenges, including the diversion of management’s attention from ongoing business concerns; retaining key management and other employees; retaining or attracting business and operational relationships; the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses; consolidating corporate and administrative infrastructures and eliminating duplicative operations; coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; as well as potential unknown liabilities, unforeseen expenses relating to integration, or delays associated with the acquisition.

The future results of Goodyear after the completion of the merger may be adversely impacted if Goodyear does not effectively manage its expanded operations following the completion of the merger.

Following the completion of the merger, the size of Goodyear’s business will be significantly larger than the current size of either Goodyear’s or Cooper Tire’s respective businesses. Goodyear’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

The combined company is expected to incur substantial expenses related to the completion of the merger and the integration of Goodyear and Cooper Tire.

The combined company is expected to incur substantial expenses in connection with the completion of the merger and the integration of Goodyear and Cooper Tire. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. The substantial majority of these costs will be non-recurring expenses related to the merger (including financing of the merger), facilities and systems consolidation. Goodyear may incur additional costs to maintain employee morale and to attract, motivate or retain management personnel and other key employees. Goodyear and Cooper Tire will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the merger, rating agencies may take negative actions with regard to Goodyear’s credit ratings, which may increase Goodyear’s financing costs, including in connection with the financing of the merger. These incremental transaction and merger-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.

The combined company will have significantly more indebtedness than the current indebtedness of Goodyear prior to the merger.

Upon completion of the merger, Goodyear may incur up to approximately $2.3 billion in additional indebtedness and is currently expected to have consolidated indebtedness of approximately $7.6 billion, which is greater than the current indebtedness of Goodyear. The increased indebtedness of the combined company in comparison to that of Goodyear on a historical basis may have the effect, among other things, of reducing the flexibility of Goodyear to respond to changing business and economic conditions and increasing borrowing costs. For more information on the financial impact of the merger on Goodyear’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 128.

The financing arrangements that Goodyear will enter into in connection with the merger will contain restrictions and limitations that may, under certain circumstances, significantly impact Goodyear’s ability to operate its business.

Goodyear is incurring significant new indebtedness in connection with the merger. The agreements governing the indebtedness that Goodyear will incur in connection with the merger may, under certain circumstances, impose significant operating and financial restrictions on Goodyear. After the completion of the merger, these restrictions may affect Goodyear’s ability to operate its business and may limit Goodyear’s ability to take advantage of potential business opportunities as they arise.

In addition, the agreements governing such indebtedness may require Goodyear to comply with a consolidated coverage ratio financial covenant in certain circumstances. To the extent Goodyear is or becomes subject to such covenant, Goodyear’s ability to comply with such covenant in future periods will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond Goodyear’s control. The ability to comply with this covenant in future periods will also depend on Goodyear’s ability to successfully implement its overall business strategy and realize the anticipated benefits of the merger, including synergies, cost savings, innovation and operational efficiencies.

Various risks, uncertainties and events beyond Goodyear’s control could affect its ability to comply with the covenants contained in its financing agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, Goodyear might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on Goodyear’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing.

Goodyear has obtained a commitment letter from JPMorgan and other financial institutions with respect to the bridge facility. However, as of the date hereof, the definitive loan documents have not been finalized.

If Goodyear incurs additional indebtedness following the merger, the risks related to the substantial indebtedness of Goodyear after the completion of the merger may intensify. For additional information regarding the financing of the merger, see “The Merger Agreement—Financing and Financing Cooperation.”

The market price of Goodyear common stock after the merger may be affected by factors different from those affecting the price of Goodyear or Cooper Tire common stock before the merger.

Upon completion of the merger, holders of Goodyear common stock and Cooper Tire common stock will be holders of Goodyear common stock. As the businesses of Goodyear and Cooper Tire are different, the results of operations as well as the price of Goodyear common stock may in the future be affected by factors different from those factors affecting Goodyear and Cooper Tire as independent stand-alone companies. Goodyear following the transaction will face additional risks and uncertainties that Goodyear or Cooper Tire may currently not be exposed to as independent companies.

The market price of Goodyear common stock may decline as a result of the merger.

The market price of Goodyear common stock may decline as a result of the merger, and Goodyear shareholders could lose the value of their investment in Goodyear common stock if, among other things, Goodyear after completion of the merger is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the merger are not realized, or if the transaction costs related to the merger are greater than expected, or if the financing related to the transaction is on unfavorable terms, or if the merger is not completed within the anticipated timeframe. The market price also may decline if Goodyear does not achieve the perceived benefits and expected synergies of the transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on Goodyear’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Goodyear common stock in the merger could on its own have the effect of depressing the market price for Goodyear common stock. In addition, many Cooper Tire stockholders may decide not to hold the shares of Goodyear common stock they receive as a result of the merger. Other Cooper Tire stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Goodyear common stock they receive as a result of the merger. Any such sales of Goodyear common stock could have the effect of depressing the market price for Goodyear common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Goodyear common stock, regardless of the actual operating performance of Goodyear after the completion of the merger.

The merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the merger, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Cooper Tire may terminate or scale back their current or prospective business relationships with Goodyear. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that Goodyear is too closely allied with one of their competitors. In addition, Cooper Tire has contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require it to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the merger, or if Goodyear, following the merger, loses the benefits of the contracts of Cooper Tire, Goodyear’s business and financial performance could suffer.

Other Risk Factors of Goodyear and Cooper Tire

Goodyear’s and Cooper Tire’s businesses are and will be subject to the risks described above. In addition, Goodyear and Cooper Tire are and will continue to be subject to the risks described in Goodyear’s and Cooper Tire’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2020, as updated by subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For the location of information incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 192.

THE MERGER

The following is a discussion of the transaction between Goodyear and Cooper Tire. For a detailed summary of the material terms of the merger agreement, see “The Merger Agreement” beginning on page 91. This summary does not purport to be complete and may not contain all of the information about the transaction that is important to you. This section is not intended to provide you with any factual information about Goodyear or Cooper Tire. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Goodyear and Cooper Tire make with the SEC that are incorporated by reference into this document, as described in “Where You Can Find More Information” beginning on page 192.

Background of the Merger

The Cooper Tire Board regularly evaluates the strategic direction of Cooper Tire, including evaluating strategic growth and other opportunities. This consideration includes periodic discussions with Cooper Tire’s management with respect to Cooper Tire’s takeover preparedness and long-term prospects and strategies, including strategic opportunities and challenges, all with the goal of enhancing long-term shareholder value. In connection with these discussions, the Cooper Tire Board and management, from time to time, have enlisted the assistance of financial advisors and outside legal counsel.

On August 19, 2020, Bradley Hughes, President and Chief Executive Officer of Cooper Tire, had dinner with Richard Kramer, Chairman, Chief Executive Officer and President of Goodyear, and Darren Wells, Executive Vice President and Chief Financial Officer of Goodyear, to discuss general industry conditions and similar issues effecting their respective companies. During the course of this dinner, Messrs. Kramer and Wells raised to Mr. Hughes the possibility of a business combination of the two companies. No specific proposal or terms of a potential strategic transaction were conveyed, but Mr. Kramer and Mr. Wells indicated that if Cooper Tire was willing to consider such a transaction, Goodyear would work internally to prepare and submit a non-binding proposal. Mr. Hughes informed Messrs. Kramer and Wells that Cooper Tire was not for sale at that time and that he was optimistic about Cooper Tire’s standalone strategy and its prospects in the near and long-term, but, consistent with Cooper Tire’s practice, if the Cooper Tire Board were presented with an offer that it believed was in the best interests of Cooper Tire and its stockholders, then the Cooper Tire Board would consider such offer.

On August 25, 2020, Mr. Hughes had a conversation with Mr. Kramer and Mr. Wells. Mr. Hughes indicated that, although Cooper Tire had not been considering a sale or merger of the company, Cooper Tire could see the potential value in a combination of Cooper Tire and Goodyear. Mr. Hughes indicated that Cooper Tire would be open to hearing more about Goodyear’s potential proposal. Mr. Hughes reiterated his optimism about Cooper Tire’s near and long-term prospects as a standalone enterprise, and indicated that, for any proposal to be seriously considered, it would need to offer a compelling combination of value to Cooper Tire stockholders, coupled with strong assurances regarding closing certainty. Mr. Wells indicated that Goodyear had been evaluating a potential business combination with Cooper Tire for some time, and that Goodyear would do some more work internally to prepare a potential proposal.

On August 26, 2020, Mr. Hughes informed the Cooper Tire Board of his conversations with Messrs. Kramer and Wells, including Goodyear’s interest in a potential business combination of the two companies.

On September 9, 2020, at the request of Mr. Kramer, Mr. Hughes had a phone conversation with Mr. Kramer and Mr. Wells. During that call, Messrs. Kramer and Wells reaffirmed Goodyear’s interest in a potential transaction, indicating that they would likely make a cash and stock offer in early to mid-fourth quarter of calendar year 2020. As part of that discussion, the representatives of Goodyear requested certain information to further evaluate Cooper Tire and assist in the formulation of the terms of a potential offer.

On September 14, 2020, David Phillips, Senior Vice President and General Counsel of Goodyear, reached out to Stephen Zamansky, Senior Vice President, General Counsel and Secretary of Cooper Tire, to discuss the logistics of Cooper Tire providing information responsive to Goodyear’s requests.

On September 16, 2020, Mr. Phillips and Mr. Zamansky discussed on a phone call the general process to be followed if the parties were to proceed with evaluating a potential transaction. Mr. Phillips and Mr. Zamansky discussed which outside counsel and financial advisors the parties would each respectively intend to use in connection with evaluating a business combination. Mr. Phillips and Mr. Zamansky also discussed Goodyear’s previous information requests, and, although Mr. Zamansky provided some high-level oral responses to certain of the requests, he indicated that further responses from Cooper Tire at such time would be premature and could not be provided.

On September 21, 2020, Mr. Phillips emailed Mr. Zamansky requesting certain non-public information regarding Cooper Tire.

On September 23, 2020, Mr. Phillips and Mr. Zamansky had a phone discussion during which Mr. Zamansky reiterated that it was still premature for Cooper Tire to share responses to certain of the information requests made by Goodyear, and Mr. Phillips acknowledged that Goodyear understood. Mr. Phillips indicated that he believed that progress was being made on a potential proposal from Goodyear and that he anticipated that the previously indicated timeline for submission of that offer was doable.

On September 30, 2020, Mr. Phillips and Mr. Zamansky had a follow up conversation to discuss the respective financial advisors to be used by the parties in connection with evaluating and proceeding with a potential transaction.

On October 13, 2020, Mr. Kramer and Mr. Hughes had a conversation to discuss a proposal Goodyear intended to make to acquire Cooper Tire. Mr. Kramer informed Mr. Hughes that the Goodyear Board had approved an offer and that Mr. Phillips would be delivering Goodyear’s written non-binding proposal to Mr. Zamansky the following day. Mr. Kramer indicated that Goodyear’s offer would be a combination of cash and stock consideration, equating to a value of approximately $44.00 per Cooper Tire share based on Goodyear’s then-current share price.

On October 14, 2020, Mr. Phillips, on behalf of Goodyear, transmitted to Mr. Zamansky Goodyear’s written non-binding proposal to acquire all of the issued and outstanding shares of common stock of Cooper Tire in a cash and stock transaction in which Cooper Tire stockholders, at closing of the merger, would receive $35.21 in cash and 0.914 of a share of Goodyear common stock in exchange for each Cooper Tire share, which equated to a value of a $44.00 per share of Cooper Tire common stock based upon Goodyear’s share price as of the close of business on October 13, 2020.

On October 19, 2020, the Cooper Tire Board held a meeting to discuss Goodyear’s proposal. Messrs. Hughes and Zamansky led a discussion with the Cooper Tire Board regarding the terms of Goodyear’s proposal. The Cooper Tire Board received from Mr. Zamansky instruction regarding its fiduciary duties. The Cooper Tire Board then continued with a discussion of the proposal from Goodyear, in which the directors discussed their impressions of the proposal, as well as areas where they believed that Cooper Tire needed more information. The Cooper Tire Board also discussed potential other parties who might be interested in pursuing a potential acquisition or other strategic transaction as an alternative to Goodyear’s proposal. After discussion, the Cooper Tire Board unanimously determined that Cooper Tire should continue to analyze Goodyear’s proposal and that the Cooper Tire Board would consider it further at its next meeting before month’s end.

Also on October 19, 2020, Mr. Hughes called Mr. Kramer to inform him that he would engage in a full discussion of Goodyear’s offer with the Cooper Tire Board at the Cooper Tire Board meeting at the end of the month.

On October 20, 2020, Mr. Zamansky had a conversation with Mr. Phillips to, among other things, provide a general update on timing and process of exploring a potential transaction between the companies.

Over the course of October 29, 2020 and October 30, 2020, the Cooper Tire Board held a regularly scheduled meeting. Mr. Zamansky and representatives from Goldman Sachs and Jones Day were present at and participated in the meeting. The Cooper Tire Board engaged in a discussion with management and its financial and legal advisors regarding Goodyear’s proposal and potential responses to such proposal. During that discussion, representatives of Goldman Sachs reviewed Goldman Sachs’ preliminary financial analyses of Goodyear’s proposal. The Cooper Tire Board received from Jones Day instruction regarding its fiduciary duties in connection with the receipt of an unsolicited proposal. After discussion, the Cooper Tire Board unanimously determined that Mr. Hughes would inform Goodyear that their proposal was not sufficiently compelling to engage in further discussions, but that Cooper Tire would be open to considering a revised proposal.

On October 31, 2020, Mr. Hughes communicated to Mr. Kramer that the Cooper Tire Board had concluded that Goodyear’s proposal was not sufficient, but that Cooper Tire would be open to considering a revised proposal. Mr. Kramer indicated that Goodyear would consider how it would plan to proceed.

On November 1, 2020, Mr. Kramer and Mr. Hughes discussed Goodyear’s proposal further. Mr. Kramer requested certain additional, non-public information regarding Cooper Tire. Mr. Hughes responded that at Goodyear’s current offer, Cooper Tire was not willing to proceed with non-public information sharing. Mr. Kramer indicated that he understood and would revert.

On November 4, 2020, Mr. Kramer and Mr. Hughes had another phone call discussion. On that call, Mr. Kramer indicated that Goodyear would be submitting a revised non-binding proposal, reflecting an increased offer price which equated to a value of $45.50 per share of Cooper Tire common stock. However, Mr. Kramer noted that this was the best offer that Goodyear could make without being provided access to certain non-public information regarding Cooper Tire.

Later in the day on November 4, 2020, Goodyear submitted to Cooper Tire its revised non-binding proposal which equated to a value of $45.50 per share, consisting of cash and stock consideration.

On November 11, 2020, the Cooper Tire Board held a meeting to discuss Goodyear’s revised proposal. Mr. Zamansky and representatives from Goldman Sachs and Jones Day were present at the meeting. Representatives of Goldman Sachs reviewed the terms of Goodyear’s revised proposal and the Goldman Sachs’ preliminary financial analyses of the proposal. The Cooper Tire Board then asked questions of the representatives of Goldman Sachs and management, discussed the proposal and potential transaction further, and discussed potential next steps. A representative of Jones Day then responded to questions from the Cooper Tire Board regarding legal matters, including the Cooper Tire Board’s fiduciary duties. After discussion, the Cooper Tire Board unanimously determined that, while the revised proposal was not sufficiently compelling to proceed with the proposed transaction or enter into full due diligence with Goodyear, it did warrant further engagement. The Cooper Tire Board authorized management to communicate this to Goodyear and, subject to entering into a customary confidentiality agreement, to share limited information and engage in discussions with Goodyear to enable Goodyear to better understand the potential value of Cooper Tire and a transaction, to enable Goodyear and Cooper Tire to better understand potential synergies in connection with a transaction, and to determine if Goodyear could improve its proposed offer.

On November 14, 2020, Mr. Hughes called Mr. Kramer to inform him that while Cooper Tire appreciated the revised proposal from Goodyear, the Cooper Tire Board had concluded that Goodyear’s proposal was still not sufficient. However, subject to entering into a customary confidentiality agreement, Cooper Tire would be willing to share limited information and engage in discussions with Goodyear to enable Goodyear to determine if it could improve its proposed offer.

On November 16, 2020, Mr. Zamansky had a discussion with Mr. Phillips regarding entering into a confidentiality agreement and Goodyear’s information requests. Later that day, representatives of Jones Day sent to Mr. Phillips a draft confidentiality agreement.

From November 16, 2020 to November 20, 2020, Mr. Zamansky and Mr. Phillips, along with representatives of Goodyear’s outside legal counsel Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) and Jones Day negotiated the terms of a mutual confidentiality agreement, which ultimately included an 18-month standstill provision, which provided Goodyear the ability to make offers on a confidential basis to the Cooper Tire Board, including in the event that Cooper Tire entered into a definitive agreement with respect to a transaction or series of related transactions directly or indirectly involving the sale, transfer or merger of a majority of the voting securities of Cooper Tire or the consolidated assets of Cooper Tire. The confidentiality agreement also included customary obligations to preserve the confidentiality of information exchanged. Cooper Tire and Goodyear executed the mutual confidentiality agreement on November 20, 2020.

On November 20, 2020, Mr. Phillips sent Mr. Zamansky certain limited information requests on behalf of Goodyear.

On November 23, 2020, Goldman Sachs delivered to Cooper Tire a relationship disclosure letter.

On November 24, 2020, Mr. Zamansky and Mr. Phillips discussed Goodyear’s information requests and Cooper Tire’s plans to respond to those requests.

On November 27, 2020, Mr. Zamansky delivered to Mr. Phillips via email materials responsive to Goodyear’s limited information requests of November 20, 2020. Messrs. Zamansky and Phillips subsequently had a call on November 30, 2020 to discuss the information provided and certain additional requests made by Goodyear, as well as clarifications to previous of its requests and the scheduling of a meeting to discuss the provided materials.

On November 30, 2020, Mr. Phillips emailed Mr. Zamansky communicating further follow up items that Mr. Phillips indicated that Goodyear viewed as open items from its previous limited information requests.

On December 2, 2020, Messrs. Phillips and Zamansky communicated further to discuss scheduling a virtual meeting to discuss the information Cooper Tire had provided, including setting an agenda of topics to be discussed at that meeting.

On December 3, 2020, Mr. Zamansky delivered via email to Mr. Phillips additional materials responsive to Goodyear’s limited information requests.

On December 4, 2020, Mr. Hughes, Mr. Zamansky and Phil Kortokrax, Senior Vice President of Global Operations and Procurement of Cooper Tire, participated in a virtual meeting with members of Goodyear’s senior management team. During that meeting, the representatives in attendance from Cooper Tire discussed with the representatives in attendance from Goodyear the materials provided to date by Cooper Tire. Cooper Tire’s representatives also responded to follow up questions posed by Goodyear’s representatives during the course of that meeting.

Later on December 4, 2020, Mr. Kramer and Mr. Hughes had a conversation, during which Mr. Kramer thanked Mr. Hughes for the information, asked for a limited amount of follow-up information and indicated that Goodyear would continue to assess whether it could make a revised offer. Mr. Zamansky provided the requested follow-up information to Mr. Phillips via email on December 6, 2020.

On December 8, 2020, the Cooper Tire Board held a regularly scheduled meeting. Mr. Hughes and Mr. Zamansky reviewed and led a discussion on Goodyear’s current proposal to acquire Cooper Tire, including an update on developments since the last meeting of the directors. The Cooper Tire Board then further discussed and asked questions regarding Goodyear’s proposal.

On December 18, 2020, Mr. Kramer conveyed to Mr. Hughes that Goodyear was still working on a revised proposal based on the discussions that had occurred and information that had been provided. Mr. Kramer indicated that he expected that Goodyear would revert with a revised proposal or other update in January 2021.

During a phone conversation on January 5, 2021, Mr. Kramer and Mr. Hughes discussed the status of Goodyear’s proposal and interest in moving forward. Mr. Kramer communicated to Mr. Hughes that Goodyear had continued to evaluate its revised proposal over the year-end holidays. Mr. Kramer explained that the Goodyear Board had a meeting scheduled for the following week and he expected that he could provide a further update after that meeting.

On January 7, 2021, the Cooper Tire Board held a special meeting. Mr. Zamansky was also present at the meeting. Among other matters, Mr. Hughes and Mr. Zamansky reviewed and led a discussion with the directors regarding developments with respect to Goodyear’s proposal since the last meeting of the directors.

On January 12, 2021, Mr. Kramer and Mr. Hughes had a phone conversation, during which Mr. Kramer conveyed Goodyear’s revised non-binding offer which equated to a value of $52.50 per share, consisting of cash and stock consideration. Mr. Kramer indicated to Mr. Hughes that this revised offer was at the upper limit of the price that Goodyear was willing to pay and that Goodyear desired to move quickly if the parties were to proceed with pursuing a transaction. Following this call, on the same day, Mr. Phillips delivered Goodyear’s revised offer to Mr. Zamansky in writing, which revised offer reflected the price increase discussed earlier that day between Messrs. Kramer and Hughes.

On January 17, 2021, the Cooper Tire Board held a meeting to discuss Goodyear’s revised proposal. Mr. Zamansky and representatives from Goldman Sachs and Jones Day were present at the meeting. Representatives of Goldman Sachs reviewed the terms of Goodyear’s revised proposal and Goldman Sachs’ preliminary financial analyses of the revised offer. Messrs. Hughes and Zamansky then led a discussion of potential responses to Goodyear and also led a discussion of ways to identify and potentially engage with other parties who might be interested in presenting a competing proposal. After discussion, the Cooper Tire Board unanimously determined that the revised proposal warranted further engagement with Goodyear, and instructed management to further explore the potential transaction with Goodyear, including by offering to provide Goodyear with additional information to assist it in potentially increasing its offer price. The Cooper Tire Board also instructed management to continue with their planning to reach out to other parties who might be interested in presenting a competing proposal. The Cooper Tire Board also unanimously approved the engagement of Goldman Sachs as financial advisor for the transaction.

Over the course of January 18, 2021 and January 19, 2021, Mr. Hughes and Mr. Kramer communicated multiple times regarding various considerations with respect to proceeding further toward a potential transaction, including potential synergies in connection with a transaction, Cooper Tire’s desire for assurances on closing certainty, and Goodyear’s offer price. Towards the conclusion of these discussions, Mr. Kramer orally communicated to Mr. Hughes an increase in Goodyear’s non-binding offer price which equated to a value of $53.50, consisting of cash and stock consideration, which Mr. Kramer indicated would be Goodyear’s best and final offer.

On January 19, 2021, the Cooper Tire Board held a meeting to discuss Goodyear’s revised proposal. Mr. Zamansky and representatives from Goldman Sachs and Jones Day were present at the meeting. Mr. Hughes described the revised proposal from Goodyear and conveyed Goodyear’s assertion that this was its best and final offer. Messrs. Hughes and Zamansky and the representatives of Goldman Sachs and the representatives of Jones Day then reviewed key deal points to consider if the Cooper Tire Board were to decide to pursue the proposal, including, among other things, deal certainty considerations, potential responses to Goodyear and next steps. Representatives of Goldman Sachs reviewed Goldman Sachs’ updated preliminary financial analyses of Goodyear’s proposal. Messrs. Hughes and Zamansky also led a discussion of how to potentially engage with other parties who management viewed, based on discussions with its advisors, would be the most likely to be able to provide a competing proposal capable of consummation. After discussion, the Cooper Tire Board unanimously determined that the revised proposal warranted further engagement with Goodyear, and instructed management to engage with Goodyear to pursue the potential transaction on the terms outlined by management, including by engaging in due diligence and working to negotiate a definitive merger agreement. The Cooper Tire

Board also instructed management to proceed with outreach to the other parties identified by management who might be able to provide a competing proposal capable of consummation, while discussions proceed with Goodyear.

On January 20, 2021, Mr. Hughes and Mr. Kramer had a conversation, during which it was agreed between them that the companies would move forward with engaging in due diligence and negotiation of a definitive merger agreement on the basis of Goodyear’s per share offer price which equated to a value of $53.50. Mr. Hughes also emphasized the need for assurances as to closing certainty for Cooper Tire in order for Cooper Tire to proceed. Also on January 20, 2021, Messrs. Zamansky and Phillips discussed immediate next steps for the process, including Goodyear’s intent to provide its revised non-binding proposal in writing and Goodyear’s delivery of a due diligence request list and the parties’ intended process for negotiating a definitive merger agreement.

Following the discussions described in the immediately preceding paragraph, on January 20, 2021, Mr. Phillips delivered via email to Mr. Zamansky Goodyear’s revised non-binding proposal, along with Goodyear’s due diligence request list.

On January 21, 2021, Mr. Phillips emailed Mr. Zamansky a request to schedule various due diligence meetings and, on January 27, 2021, Cooper Tire began to make due diligence materials available to Goodyear and its financial and legal advisors through a virtual data room.

Also on January 21, 2021, representatives of Jones Day had a conversation with representatives of Paul Weiss regarding the potential transaction. During this conversation, the respective representatives discussed approaches to drafting and negotiating the merger agreement, with representatives of Jones Day noting Cooper Tire’s particular concerns regarding closing certainty in light of the previous failed merger in 2013 between Cooper Tire and Apollo Tyres Ltd. The representatives also discussed the approach to due diligence, including Cooper Tire’s reverse due diligence on Goodyear.

Also on January 21, 2021, Goldman Sachs delivered to Cooper Tire an updated relationship disclosure letter.

On January 23, 2021, representatives of Cooper Tire reached out to a potential alternative bidder, which we refer to as Party A, regarding Party A’s interest in a potential business combination with Cooper Tire. Party A indicated that it was not in a position at that time to engage in an acquisition of Cooper Tire.

On January 26, 2021, Mr. Zamansky and Mr. Phillips discussed the deal process generally, including the timing of various key milestones, including signing, as well the approach to due diligence, including Cooper Tire’s reverse due diligence on Goodyear. The parties also discussed Goodyear’s financing plan for the proposed transaction. On January 29, 2021, Messrs. Zamansky and Phillips had a follow up conversation to discuss these same topics.

On January 29, 2021, Paul Weiss sent a draft merger agreement to Jones Day. On February 1, 2021, representatives of Jones Day engaged in high-level discussions with representatives of Paul Weiss regarding the issues identified by Cooper Tire and its advisors with Goodyear’s draft merger agreement, including provisions relating to closing certainty, financing, regulatory risk allocation and certain employee benefits matters. On February 4, 2021, Jones Day sent a revised draft merger agreement to Paul Weiss.

Over the course of the next week and a half, the parties continued their due diligence investigations, representatives of Jones Day and representatives of Paul Weiss continued to negotiate terms of the merger agreement and members of Cooper Tire’s management team met daily with Jones Day and Goldman Sachs to discuss the status of negotiations with Goodyear generally, progress on responses to Goodyear’s due diligence requests, and the status of the draft merger agreement.

On February 1, 2021, Cooper Tire and Goldman Sachs executed an engagement letter to formally engage Goldman Sachs as Cooper Tire’s financial advisor in connection with the possible sale of all or a majority of the stock or assets of Cooper Tire.

Between February 5, 2021 and February 9, 2021, representatives of Goldman Sachs reached out to four potential other bidders as directed by the Cooper Tire Board.

Representatives of Goldman Sachs reached out to Party B on February 5, 2021, and Goldman Sachs (on behalf of Cooper Tire) and Party B entered into a confidentiality agreement to disclose Cooper Tire’s identity on that same day. On February 8, 2021, Party B communicated to Goldman Sachs that it was not interested in submitting a competing bid to acquire Cooper Tire at that time.

Representatives of Goldman Sachs reached out to Party C on February 5, 2021, and Goldman Sachs (on behalf of Cooper Tire) and Party C entered into a confidentiality agreement to disclose Cooper Tire’s identity on that same day. On February 9, 2021, Cooper Tire and Party C entered into a confidentiality agreement, which included customary non-disclosure provisions and a standstill arrangement. Following execution of the February 9, 2021 confidentiality agreement, Cooper Tire provided Party C with limited non-public diligence information, including operations and forecast information. Also on February 9, 2021, representatives of Goldman Sachs and Jones Day delivered a draft merger agreement to Party C and requested that Party C submit its proposal by February 14, 2021, including a markup of the draft merger agreement. On February 11, 2021, Party C communicated to Goldman Sachs that it was not interested in submitting a competing bid to acquire Cooper Tire at that time.

Representatives of Goldman Sachs reached out to Party D on February 5, 2021, and Goldman Sachs (on behalf of Cooper Tire) and Party D entered into a confidentiality agreement to disclose Cooper Tire’s identity on February 8, 2021. On February 11, 2021, Party D communicated to Goldman Sachs that it was not interested in submitting a competing bid to acquire Cooper Tire at that time.

Representatives of Goldman Sachs reached out to Party E on February 9, 2021, and on February 15, 2021, Party E communicated to Goldman Sachs that it was not interested in submitting a bid at that time.

On February 9, 2021, Mr. Zamansky and Mr. Phillips discussed a number of open items remaining in the transaction, including those open items remaining in the draft merger agreement. Mr. Phillips indicated that Goodyear and Paul Weiss were continuing to review and revise the draft merger agreement and were attempting to do so in a manner as to try to close gaps in remaining open issues. Over the course of the next few weeks until the signing of the merger agreement, Messrs. Zamansky and Phillips would have multiple conversations discussing various aspects of the transaction process, including finalizing open items in the merger agreement, due diligence and Goodyear’s financing plan for the proposed transaction.

On February 9, 2021, Messrs. Hughes and Kramer also discussed progress made to date on completing negotiations and Goodyear’s due diligence review of Cooper Tire.

On February 11, 2021, Paul Weiss sent to Jones Day a revised draft of the merger agreement. Over the course of the next few days, the parties continued the due diligence investigation and representatives of Paul Weiss and representatives of Jones Day continued to negotiate the terms of the merger agreement. On February 14, 2021, Jones Day sent a revised draft of the merger agreement to Paul Weiss. Over the course of the next week, Jones Day and Paul Weiss exchanged multiple drafts of the merger agreement.

During the morning of February 15, 2021, representatives of Cooper Tire and Goodyear had a meeting to discuss Goodyear’s financing plan for the proposed transaction.

Also on February 15, 2021, Mr. Hughes and Mr. Kramer had another discussion, during which they discussed open issues regarding deal certainty concerns, including the allocation of regulatory risk and Goodyear’s financing commitment.

In addition, on February 15, 2021, representatives of Goldman Sachs and representatives from Goodyear’s financial advisor Lazard Freres & Co., LLC (“Lazard”) discussed Goodyear’s proposed financing arrangement for the transaction, as well as the basis for the calculation of the stock portion of Goodyear’s per share offer price.

On February 16, 2021, Messrs. Hughes and Kramer spoke once again to further discuss the calculation of the stock portion of Goodyear’s offer price. Mr. Hughes and Mr. Kramer spoke once again on the same topic on February 18, 2021.

Also on February 16, 2021, Goldman Sachs delivered to Cooper Tire an updated relationship disclosure letter.

Over the course of February 18, 2021 and February 19, 2021, the Cooper Tire Board held a regularly scheduled meeting of the directors. Among other matters discussed at the meeting, Messrs. Hughes and Zamansky led a discussion updating the Cooper Tire Board on Cooper Tire’s discussions with Goodyear, their efforts to progress to a definitive merger agreement, and the key remaining issues in Cooper Tire’s negotiations with Goodyear, including financing, regulatory risk allocation, other provisions in the draft merger agreement designed to provide closing certainty to Cooper Tire and the calculation of the stock portion of Goodyear’s offer price.

On February 19, 2021, Mr. Phillips and Mr. Zamansky had a phone call to discuss remaining open issues, including deal certainty considerations, regulatory risk allocation and offer price. Following that call, Mr. Phillips emailed Mr. Zamansky indicating Goodyear’s willingness to base the share consideration portion of the offer price on the ten-day weighted average stock price of Goodyear common stock, which as of the close of business on such date was $13.56.

On February 20, 2021, at the direction of Cooper Tire and Goodyear, respectively, Goldman Sachs and Lazard reached a tentative agreement on a final purchase price of $41.75 per share in cash and 0.907 of a share of Goodyear common stock. Subsequently, Mr. Kramer and Mr. Hughes spoke and agreed on the final per share purchase price as was tentatively agreed to amongst their respective financial advisors earlier that day.

During the evening of February 20, 2021, representatives of Paul Weiss, representatives of Covington & Burling LLP (“Covington”), Goodyear’s outside legal counsel in connection with the financing, and representatives of Jones Day, along with Mr. Zamansky and Mr. Phillips participated in a telephonic meeting to discuss the remaining open issues in the merger agreement. These included (1) finalization of certain representations and warranties of each of Cooper Tire and Goodyear contained in the merger agreement, (2) Cooper Tire’s obligations in respect of receipt of a competing takeover proposal, and (3) provisions relating to Goodyear’s financing and deal certainty generally. Mr. Zamansky and Mr. Phillips would continue discussions of the open issues in the merger agreement during the next morning.

On February 21, 2021, the Cooper Tire Board held a meeting together with members of management and representatives of Goldman Sachs and Jones Day, to discuss and review the draft merger agreement and to consider the proposed transaction. Representatives of Jones Day again reviewed the fiduciary duties of the directors and the terms of the draft merger agreement, as well as the exclusive forum amendment to Cooper Tire’s bylaws being considered at the meeting by the directors. Representatives of Goldman Sachs reviewed with the directors the other discussions that Cooper Tire had with other third parties regarding an alternative offer to Goodyear’s. Representatives of Goldman Sachs also reviewed with the directors Goldman Sachs’ financial analyses of the consideration proposed in the merger. The Cooper Tire Board asked questions of its advisors and management and engaged in discussions regarding the potential transaction. Goldman Sachs then rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 22, 2021 to the Cooper Tire Board that, as of such date and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid to the holders (other than Goodyear and its affiliates) of shares of Cooper Tire common stock pursuant to the merger agreement was fair from a financial point of view to such holders. Following further discussion, the Cooper Tire Board unanimously adopted resolutions which, among other things, determined that the merger is fair to and in the best interests of Cooper

Tire and its stockholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated therein, including the merger, recommended to Cooper Tire stockholders that they adopt the merger agreement, and directed that the merger agreement be submitted to the stockholders of Cooper Tire for consideration at a meeting of Cooper Tire stockholders.

Following the Cooper Tire Board meeting, the parties continued negotiation of the final open terms of the merger agreement. In connection therewith, Paul Weiss and Covington, on the one hand, and Jones Day, on the other hand, exchanged multiple drafts of the merger agreement, and the parties and their advisors held multiple discussions to resolve the remaining open issues. In the early morning hours of February 22, 2021, the parties executed and delivered the merger agreement and the parties issued a joint press release announcing the transaction.

Goodyear’s Rationale for the Transaction

Goodyear believes that the merger with Cooper Tire presents Goodyear with compelling strategic and financial benefits.

•

Strengthens Leadership Position in Global Tire Industry. Goodyear expects that the consummation of the transaction will further strengthen Goodyear’s leading position in the U.S., while significantly growing its position in other North American markets. In China, the combination will nearly double Goodyear’s presence and increase the number of relationships with local automakers, while creating broader distribution for Cooper Tire replacement tires through Goodyear’s network of 2,500 branded retail stores.

•

Combines Two Complementary Brand Portfolios with a Comprehensive Offering Across the Value Spectrum. The combined company will have the opportunity to leverage the strength of Goodyear original equipment and premium replacement tires, along with the mid-tier power of the Cooper Tire brand, which has particular strength in the light truck and SUV segments. Together, these brands have the opportunity to deliver a more complete offering to aligned distributors and retailers.

•	Provides Significant, Immediate and Long-Term Financial Benefits.

•

Synergies and Tax Benefits. Goodyear expects to achieve approximately $165 million in run-rate cost synergies within two years following the consummation of the transaction. The majority of the cost synergies will be related to overlapping corporate functions and realizing operating efficiencies. In addition, the combination is expected to generate net present value of $450 million or more by utilizing Goodyear’s available U.S. tax attributes. These tax attributes are expected to be able to reduce Goodyear’s cash tax payments, positioning it to generate additional free cash flow. The expected cost synergies from this transaction do not include manufacturing-related savings.

•

Earnings and Balance Sheet. The transaction is expected to be accretive to earnings per share within the first full year following the closing, modestly improves Goodyear’s balance sheet position and enhances Goodyear’s ability to de-lever.

•

Opportunity to Create Additional Value from Manufacturing and Distribution. Goodyear believes that opportunities for expansion of select Cooper Tire facilities will increase capital efficiency and flexibility. Goodyear expects that additional revenue growth opportunities will result from the addition of the Cooper Tire brand to Goodyear’s global distribution network.

•

Increases Scale to Support Investments in New Mobility and Fleet Solutions. As an industry leader in the U.S., the combined company will offer tire products and a broad selection of services through Goodyear’s relationships with traditional and emerging original equipment manufacturers; autonomous driving system developers; new and established fleet operators; and other mobility platforms.

Cooper Tire Board Recommendation and Its Reasons for the Transaction

By unanimous vote, the Cooper Tire Board, at a meeting held on February 21, 2021, (a) declared that the merger is fair to, and in the best interests of, Cooper Tire and Cooper Tire stockholders, (b) approved and declared advisable execution, delivery and performance of the merger agreement and the transactions contemplated thereby (including the merger), (c) resolved to recommend the adoption of the merger agreement by Cooper Tire stockholders, and (d) directed that the adoption of the merger agreement be submitted to a vote at a meeting of Cooper Tire stockholders. The Cooper Tire Board unanimously recommends that Cooper Tire stockholders vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal.

In evaluating the merger, the Cooper Tire Board consulted with Cooper Tire senior management and outside legal and financial advisors and considered a variety of factors. The discussion in this section is not intended to be an exhaustive list of the information and factors considered by the Cooper Tire Board, but it is intended to address the most material information and factors considered by the Cooper Tire Board. In view of the wide variety of factors considered in connection with the merger, the Cooper Tire Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the Cooper Tire Board may have given different weight to different factors. The Cooper Tire Board considered this information and these factors based on the totality of the information and factors presented in deciding to recommend the adoption of the merger agreement.

The Cooper Tire Board considered the following positive factors relating to the merger agreement and the merger (in no particular order of weight or relative importance, but each of which the Cooper Tire Board believes supported its decision):

•

Best Alternative for Maximizing Cooper Tire Stockholder Value. Cooper Tire is an attractive acquisition candidate and was presented with a compelling financial offer that the Cooper Tire Board evaluated in order to determine whether it presented an opportunity to maximize value for Cooper Tire stockholders. The implied value of the merger consideration represents a premium compared to the last trading day prior to the approval of the merger agreement and the one-month, three-month, six-month, and one-year average closing price per share. The implied value of the merger consideration is also higher than the all-time high closing price per share of Cooper Tire common stock at any time prior to the announcement of the merger agreement. The Cooper Tire Board believes that if Cooper Tire were to remain independent, the price per share of its common stock is unlikely to trade at, or above, the implied price of the merger consideration in the near term. Cooper Tire was also able to obtain favorable terms during extensive negotiations and does not believe that a more favorable opportunity is likely to arise.

•

Market Check. Cooper Tire contacted five potential alternative bidders during January 2021 and February 2021, all tire manufacturing companies, regarding a possible business combination with Cooper Tire. All contacted parties declined pursuing the opportunity at this time, as more fully described above under “— Background of the Merger” beginning on page 49.

•

Strong Certainty of Value. The cash component of the deal presents certain value and liquidity. Additionally, there is uncertainty as to whether, absent the announcement of the merger, Cooper Tire common stock would ever trade at prices equal to, or greater than, that presented in the merger agreement. Cooper Tire also considered the risks and likelihood of fully achieving its five-year financial targets and compared that to the certainty of the merger consideration.

•

Strong Certainty of Closing. After discussions with management and its advisors, the Cooper Tire Board believed that the provisions contained in the merger agreement ensure that, if the merger agreement were entered into, there is high degree of certainty that the merger would be completed.

•

Strong Certainty of Financing. The Cooper Tire Board considered the absence of a financing condition in the merger agreement, and, after discussions with its advisors, the Cooper Tire Board believed that

Goodyear will have adequate financial resources to pay the merger consideration and will be able to obtain financing.

•

Synergies of Cooper Tire and Goodyear. The stock component of the merger consideration will allow Cooper Tire stockholders to realize some of the potential upside of the combined company as a result of synergies. Both companies have similar values and strong reputations regarding management, customer service, worldwide growth, employee safety and development, and community service. The Cooper Tire Board believed that both companies will complement each other and such anticipated synergies will bring future growth opportunity to Cooper Tire stockholders, making Cooper Tire more competitive. Specifically, the combination will create a stronger environment for employees and suppliers, increased options for customers, and a diverse product portfolio.

•

Cooper Tire Brand Identity. The acquisition is not anticipated to have an effect on product quality, and Cooper Tire’s product portfolio of well-known brands will still be available to customers. The combined company will also continue to recognize unions and honor the terms of collective bargaining agreements. Compensation for non-union employees will be maintained for a period of time post-closing.

•

Terms of the Merger Agreement. The merger agreement terms are the result of negotiation and are customary, fair, and reasonable. The terms of the merger agreement allow Cooper Tire to consider unsolicited third-party proposals under certain conditions and, upon payment of a termination fee, accept a superior proposal in accordance with the Cooper Tire Board’s fiduciary duties. Because the merger agreement’s terms are customary and reasonable, they would not be expected to deter a third-party, if such a party exists, from making a superior proposal. Additionally, Cooper Tire stockholders may approve or reject the deal and have appraisal rights available to them. The merger agreement also requires Goodyear to use its reasonable best efforts (subject to certain limitations) to obtain regulatory approval, which the Cooper Tire Board believes is reasonably achievable.

•

Receipt of Fairness Opinions from Goldman Sachs. The Cooper Tire Board considered the opinion of Goldman Sachs to the Cooper Tire Board as to the fairness, that, as of February 22, 2021 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to Cooper Tire stockholders (other than Goodyear and its affiliates) pursuant to the merger agreement was fair from a financial point of view of Cooper Tire stockholders.

In the course of its deliberations, the Cooper Tire Board also considered a variety of risks and other potentially negative factors relating to the merger agreement and the merger, including the following (in no particular order of weight or relative importance):

•

Forgoing Execution of Current Strategy as Independent Company. The Cooper Tire Board considered the fact that following the merger, Cooper Tire stockholders would forego the opportunity to realize the potential long-term value of the successful execution of Cooper Tire’s current strategy as an independent company.

•

Effects of a Pending Merger or Failure to Close. The Cooper Tire Board considered the risk that, notwithstanding its belief that the merger will be completed, the merger might not be completed, including the potential effects the pendency of the merger and/or such failure to be completed may have on:

•	the trading price of shares of Cooper Tire common stock;

•	Cooper Tire’s operating results, including the costs incurred in connection with the merger;

•	Cooper Tire’s ability to attract and retain key personnel;

•	Cooper Tire’s ability to maintain revenues; and

•	Cooper Tire’s relationship with other key constituencies, including employees, customers, suppliers and other business partners.

•

Payment of a Termination Fee. Under the terms of the merger agreement, Cooper Tire must pay Goodyear a termination fee in connection with the merger if the merger agreement is terminated under certain circumstances, which may deter other parties from proposing an alternative transaction that may be more advantageous to Cooper Tire stockholders.

•

Distraction from Day-to-Day Operations. If the merger does not close, Cooper Tire’s employees will have expended extensive time and effort to attempt to complete the merger, and will have experienced significant distractions from their work during the pendency of the transaction.

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Closing Conditions. The Cooper Tire Board considered the risks posed by the conditions to Goodyear’s obligation to complete the merger, and the right of Goodyear to terminate the merger agreement under certain circumstances.

•

Transaction Costs. Cooper Tire has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the merger is consummated.

•

Business Opportunities. Although the Cooper Tire Board believes the operating restrictions contained in the merger agreement will not interfere with Cooper Tire’s ability to operate in the ordinary course of business, such restrictions may prevent Cooper Tire from taking advantage of some business opportunities, which would be advisable if Cooper Tire were to remain an independent company.

•	Stockholder Litigation. The Cooper Tire Board considered the likelihood of the transaction attracting litigation in the form of stockholder suits.

•	Prior Failure to Close. Cooper Tire had entered into a previous transaction to sell itself that was not consummated and resulted in protracted litigation and other consequences.

The Cooper Tire Board considered all of these factors as a whole as well as other factors not specifically described above, and unanimously concluded the factors overwhelmingly supported a favorable determination to enter into the merger agreement.

Financing of the Transaction and Treatment of Existing Debt

Goodyear intends to finance the merger with a combination of cash on hand and debt financing, which could include senior unsecured bridge loans. Consummation of the merger is not conditioned upon Goodyear’s ability to obtain financing.

On February 22, 2021, in connection with the merger agreement, Goodyear entered into a commitment letter with JPMorgan (which commitment letter was subsequently amended and restated by that certain amended and restated commitment letter, dated as of March 19, 2021, from JPMorgan and other financial institutions). Under the commitment letter, subject to the terms and conditions set forth therein, JPMorgan and the other financial institutions party thereto have committed to provide the bridge facility. The funding of the bridge facility provided for in the commitment letter is subject to the satisfaction of customary conditions, including consummation of the merger in accordance with the merger agreement and the execution and delivery of definitive documentation with respect to the bridge facility in accordance with the terms set forth in the commitment letter.

In connection with the merger, Goodyear currently expects to terminate Cooper Tire’s existing credit facility with JPMorgan and the related interest rate swap arrangements. Following the merger, Goodyear currently expects to leave outstanding Cooper Tire’s 7.625% senior unsecured notes due 2027 and certain securitization, equipment financing and foreign debt facilities.

Opinion of Cooper Tire’s Financial Advisor

At a meeting of the Cooper Tire Board held on February 21, 2021, Goldman Sachs rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 22, 2021, to the Cooper Tire Board that, as of such date and based upon and subject to the factors and assumptions set forth in Goldman

Sachs’ written opinion, the merger consideration to be paid to the holders (other than Goodyear and its affiliates) of shares of Cooper Tire common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 22, 2021, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Cooper Tire Board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Cooper Tire common stock should vote with respect to the merger proposal or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Goodyear for the five years ended December 31, 2020;

•	Annual Reports on Form 10-K of Cooper Tire for the five years ended December 31, 2019;

•	a draft, dated February 20, 2021, of the Annual Report on Form 10-K of Cooper Tire for the year ended December 31, 2020 provided by the management of Cooper Tire;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cooper Tire and Goodyear;

•	certain other communications from Cooper Tire and Goodyear to their respective stockholders;

•	certain publicly available research analyst reports for Cooper Tire and Goodyear;

•	certain internal financial analyses and forecasts for Goodyear standalone prepared by its management (the “Goodyear projections”);

•

certain internal financial analyses and forecasts for Cooper Tire, prepared by Cooper Tire’s senior management and approved for Goldman Sachs’ use by Cooper Tire (See “Cooper Tire Unaudited Prospective Financial Information” beginning on page 66 for more information);

•	certain operating synergies projected by the management of Goodyear to result from the transaction (the “synergies”); and

•

certain analyses and forecasts for Goodyear pro forma for the transaction comprised of the Goodyear projections, the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management and the synergies, each as approved for Goldman Sachs’ use by Cooper Tire (the “pro forma forecasts”).

Goldman Sachs also held discussions with members of the senior managements of Cooper Tire and Goodyear regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of Goodyear and with members of the senior management of Cooper Tire regarding the past and current business operations, financial condition and future prospects of Cooper Tire; reviewed the reported price and trading activity for shares of Cooper Tire common stock and Goodyear common stock; compared certain financial and stock market information for Cooper Tire and Goodyear with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with Cooper Tire’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Cooper Tire’s consent that the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management and the pro forma forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cooper Tire. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cooper Tire or Goodyear or any of their respective subsidiaries and it has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Cooper Tire or Goodyear or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Cooper Tire to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Cooper Tire; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Goodyear and its affiliates) of Cooper Tire common stock, as of the date of the opinion, of the merger consideration to be paid to such holders. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Cooper Tire; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cooper Tire, or class of such persons, in connection with the merger, whether relative to the merger consideration to be paid to the holders (other than Goodyear and its affiliates) of shares of Cooper Tire common stock pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs does not express any opinion as to the prices at which shares of Goodyear common stock or Cooper Tire common stock will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on Cooper Tire or Goodyear or the merger, or as to the impact of the merger on the solvency or viability of Cooper Tire or Goodyear or the ability of Cooper Tire or Goodyear to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Cooper Tire Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 19, 2021, the last trading day before the public announcement of the transaction, and is not necessarily indicative of current market conditions.

Selected Companies Analysis. For reference purposes only, Goldman Sachs reviewed and compared certain financial information for Cooper Tire and Goodyear to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the wheel, tire and rubber industry (collectively referred to as the selected companies, but excluding Goodyear where used in connection with Goodyear):

•	Primary Peers:

•	Goodyear

•	Continental AG

•	Bridgestone Corporation

•	Compagnie Generale des Etablissements Michelin SCA

•	Toyo Tire and Rubber Co., Ltd.

•	Secondary Peers:

•	Apollo Tyres Ltd.

•	Hankook Tire Co., Ltd.

•	Nexen Tire Co.

•	Sumitomo Rubber Industries Ltd

•	Nokian Tyres Plc

•	Yokohama Rubber Co Ltd

•	Pirelli & C. SpA

•	Sailun Jinyu Group Co. Ltd.

Although none of the selected companies is directly comparable to Cooper Tire or Goodyear, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Cooper Tire and Goodyear.

Goldman Sachs calculated and compared various financial multiples and ratios based on financial and trading data as of February 19, 2021, information it obtained from Securities and Exchange Commission filings and Institutional Brokers’ Estimate System (“IBES”) estimates. With respect to Cooper Tire, Goodyear and the selected companies, Goldman Sachs calculated multiples of next twelve months (“NTM”) enterprise value to EBITDA over certain time periods ending February 19, 2021. The results of these calculations are summarized as follows:

NTM EV/EBITDA Ratio:	Primary Peers	Secondary Peers	Cooper Tire	Goodyear
5 Year Average	4.9x	5.9x	4.2x	5.2x
3 Year Average	4.9x	5.7x	4.3x	5.3x
1 Year Average	5.2x	5.6x	4.4x	6.2x
5 Year Average Excluding COVID Period*	4.9x	6.0x	4.1x	4.9x
3 Year Average Excluding COVID Period*	4.8x	5.8x	4.3x	4.8x

*	Averages excluding COVID period stop at February 21, 2020.

With respect to Cooper Tire and Goodyear, Goldman Sachs also calculated multiples of last twelve months (“LTM”) enterprise value to EBITDA over certain time periods ending February 19, 2021. The results of these calculations are summarized as follows:

LTM EV/EBITDA Ratio:	Cooper Tire	Goodyear
5 Year Average	4.3x	6.3x
3 Year Average	4.8x	6.7x
1 Year Average	5.0x	8.8x
5 Year Average Excluding COVID Period*	4.1x	5.6x
3 Year Average Excluding COVID Period*	4.7x	5.6x

*	Averages excluding COVID period stop at February 21, 2020.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Cooper Tire common stock. For this analysis, Goldman Sachs used the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management for each of the fiscal years 2021 to 2025. Goldman Sachs first calculated the illustrative enterprise values of Cooper Tire for each of the fiscal years 2021 to 2024 by multiplying the respective NTM EBITDA estimates from the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management by illustrative NTM enterprise value to EBITDA multiples of 3.50x to 5.00x. The illustrative multiple range was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current and historical NTM enterprise value to EBITDA multiples for Cooper Tire and the selected companies. Goldman Sachs then added the assumed amount of net cash and subtracted the assumed minority interest as of the relevant year-end, per the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management, from such enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end fully diluted shares of Cooper Tire common stock outstanding as provided by Cooper Tire’s management. Goldman Sachs then calculated the present values of each implied future value per share of Cooper Tire common stock by discounting such implied future value per share of Cooper Tire common stock to December 31, 2020. Goldman Sachs then added to such amounts the cumulative present value of dividends per share expected to be paid over the applicable period, per the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management, calculated by discounting the future values of such dividends per share to December 31, 2020. For the purpose of discounting, Goldman Sachs used a discount rate of 10.0%, reflecting Goldman Sachs’ estimate of Cooper Tire’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for Cooper Tire, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Cooper Tire common stock of $41 to $62 per share, rounded to the nearest dollar.

Illustrative Discounted Cash Flow Analysis. Using the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management, Goldman Sachs performed an illustrative discounted cash flow analysis on Cooper Tire. Using discount rates ranging from 9.25% to 10.25%, reflecting estimates of Cooper Tire’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2020 (1) estimates of unlevered free cash flow for Cooper Tire for the years 2021 through 2025 as reflected in the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management and (2) a range of illustrative terminal values for Cooper Tire, which were calculated by applying multiples ranging from 4.00x to 5.50x to a terminal year estimate of the EBITDA to be generated by Cooper Tire, as reflected in the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management (which analysis implied perpetuity growth rates of (0.4)% to 2.9%). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of terminal value to EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current and historical LTM enterprise value to EBITDA multiples for Cooper Tire and Goodyear. Goldman Sachs derived ranges of illustrative enterprise values for Cooper Tire by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Cooper Tire the estimated net cash of Cooper Tire as of December 31, 2020, and subtracted the minority interest as of December 31, 2020, in each case, as provided by the management of Cooper Tire to derive a range of illustrative equity values for Cooper Tire. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Cooper Tire, as provided by the management of Cooper Tire to derive a range of illustrative present values per share ranging from $48 to $62, rounded to the nearest dollar.

Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for transactions announced during the time period from 2016 through 2020 involving a U.S. public company as the target where the disclosed enterprise values for the transaction were above $1 billion, with a maximum of 50% stock and excluding real estate and financial institutions transactions. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis also indicated a 25th percentile premium of 24% and 75th percentile premium of 37% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 24% to 37% to the undisturbed closing price per share of Cooper Tire common stock of $43.77 as of February 19, 2021 and calculated a range of implied equity values per share of Cooper Tire common stock of $54 to $60, rounded to the nearest dollar.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cooper Tire or Goodyear or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Cooper Tire Board as to the fairness from a financial point of view to the holders (other than Goodyear and its affiliates) of Cooper Tire common stock, as of the date of the opinion, of the merger consideration to be paid to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cooper Tire, Goodyear, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Cooper Tire and Goodyear and was approved by the Cooper Tire Board. Goldman Sachs provided advice to Cooper Tire during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Cooper Tire or the Cooper Tire Board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the Cooper Tire Board was one of many factors taken into consideration by the Cooper Tire Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Cooper Tire, Goodyear, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Cooper Tire in connection with, and participated in certain of the negotiations leading to, the merger contemplated by the merger agreement. During the two-year period ended February 22, 2021, the Investment Banking Division of Goldman Sachs has not been engaged by Cooper Tire or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs has provided certain financial advisory and/or underwriting services to Goodyear and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as lead bookrunner with respect to the public offering by Goodyear of its 9.500% Senior Notes due 2025 (aggregate principal amount $800,000,000) in May 2020. During the two-year period ended February 22, 2021, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Goodyear and/or its affiliates of approximately $1.4 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Cooper Tire, Goodyear and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Cooper Tire Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated February 1, 2021, Cooper Tire engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. The engagement letter between Cooper Tire and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $30 million, all of which is contingent upon the consummation of the merger. In addition, Cooper Tire has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Cooper Tire Unaudited Prospective Financial Information

Cooper Tire does not, as a matter of course, publicly disclose projections as to future performance or earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. In connection with its ordinary course corporate planning, Cooper Tire’s senior management prepared certain unaudited financial projections. Cooper Tire also provided such projections to Goldman Sachs and Goodyear in connection with the merger. The portions of these financial projections set forth below are included in this proxy statement/prospectus only because this information was provided to Goodyear, the Cooper Tire Board and Goldman Sachs for use in connection with its financial analyses (see the sections described above in this proxy statement/prospectus titled “The Merger—Opinion of Cooper Tire’s Financial Advisor”), and are not intended to influence your decision whether to vote in favor of the merger proposal or any other proposal at the Cooper Tire special meeting, or your view on the value of Cooper Tire or its securities. You should note that these financial projections constitute forward-looking statements and actual results may differ materially and adversely to those projected. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37.

While presented with numeric specificity, the financial projections are based on a variety of estimates and assumptions of Cooper Tire’s senior management regarding Cooper Tire’s business, industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond Cooper Tire’s control. In particular, these forward-looking statements were prepared on the assumption that Cooper Tire would remain a standalone company and were based on numerous other assumptions that may now be outdated. It is highly likely that the contribution of Cooper Tire’s business to Goodyear’s consolidated results will be materially different from Cooper Tire’s performance on a standalone basis. Accordingly, there can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Neither Cooper Tire nor any of its affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of Cooper Tire compared to the information contained in the projections. The inclusion of the financial projections contained herein should not be deemed an admission or representation by Cooper Tire, its affiliates or its advisors or any other person that it is viewed as material information of Cooper Tire, particularly in light of the inherent risks and uncertainties associated with such projections.

The financial projections have been prepared by, and are the responsibility of, Cooper Tire’s senior management. The financial projections were not prepared by Cooper Tire with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither Cooper Tire’s independent registered public accounting firm, Goodyear’s independent registered public accounting firm nor any other independent accountants, have audited, reviewed, compiled, examined or applied any agreed-upon procedures with respect to these financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Cooper Tire contained in the Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Cooper Tire, and such report does not extend to the projections included below and should not be read to do so. The report of the independent registered public accounting firm to Goodyear contained in the Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this proxy statement/prospectus, relates to historical financial information of Goodyear, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Cooper Tire can give no assurance that, had the projections been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used.

Except as required by applicable securities laws, Cooper Tire does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the financial projections prepared by Cooper Tire senior management to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The financial projections do not take into account all the possible financial and other effects on Cooper Tire of the merger, the effect on Cooper Tire of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the projections do not take into account the effect on Cooper Tire of any possible failure of the merger to occur.

In light of the foregoing, and considering that the Cooper Tire special meeting will be held several months after the financial projections were prepared, as well as the uncertainties inherent in any projections, Cooper Tire stockholders are cautioned not to place undue reliance on such information, and Cooper Tire urges all Cooper Tire stockholders to review Cooper Tire’s most recent SEC filings for a description of Cooper Tire’s reported financial results. See “Where You Can Find More Information” beginning on page 192.

Cooper Tire Senior Management Projections

(in millions)

	2021E	2022E	2023E	2024E	2025E
Revenue	$3,070	$3,128	$3,255	$3,370	$3,545
EBITDA*	$523	$596	$651	$745	$775
Total Capex	$325	$325	$349	$312	$287

*

EBITDA is defined as earnings before interest, tax, depreciation and amortization and calculated as operating profit plus depreciation and amortization. EBITDA does not include non-service pension benefit costs, foreign exchange gains or losses, income from unconsolidated joint ventures or other non-operational items.

The following summary of unlevered free cash flows (“Unlevered FCF”) for the periods presented was calculated based on the financial projections and other projected financial information provided by Cooper Tire’s senior management. The Unlevered FCF estimates were approved for Goldman Sachs’ use in connection with its financial analyses and opinion by Cooper Tire’s senior management.

Unlevered FCF Projections

(in millions)

	2021E	2022E	2023E	2024E	2025E
Unlevered FCF*	$(7)	$123	$142	$264	$305

*

Unlevered FCF is defined as after-tax EBIT (including non-service pension income, foreign exchange gains and losses, income from unconsolidated joint ventures and other non-operational items) plus depreciation and amortization less capital expenditures, change in net working capital and other net cash flows (including cash pension contributions).

Interests of Directors and Executive Officers of Cooper Tire in the Merger

In considering the recommendation of the Cooper Tire Board that Cooper Tire stockholders vote “FOR” the merger proposal and “FOR” the merger-related named executive officer compensation proposal on a non-binding advisory basis, Cooper Tire stockholders should be aware that Cooper Tire’s directors and executive officers have interests in the merger that may be different from, or in addition to, those of Cooper Tire stockholders generally. The Cooper Tire Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the applicable merger-related proposals.

The following discussion sets forth certain of these interests in the merger of each person who has served as an executive officer or non-employee director of Cooper Tire since January 1, 2020.

Cooper Tire Stock Options

Upon consummation of the merger, each outstanding and unexercised option to purchase shares of Cooper Tire common stock, whether vested or unvested, will be converted into the right to receive an amount in cash equal to the product of (A) the total number of shares of Cooper Tire common stock subject to such option and (B) the excess, if any, of the per share cash equivalent over the exercise price per share of Cooper Tire common stock set forth in such option.

The following table sets forth, as of March 26, 2021, the aggregate number of shares of Cooper Tire common stock subject to stock options held by each of Cooper Tire’s executive officers and an approximation of the value that each of them may become entitled to receive in connection with the conversion of their stock options, assuming continued employment through the completion of the merger, that the completion of the merger occurs on August 31, 2021, and that the per share cash equivalent at the effective time of the merger is $57.04 (which represents the average closing price of a share of Cooper Tire common stock over the first five business days following the first public announcement of the merger on February 22, 2021).

Name	Number of Shares Subject to Outstanding Vested Cooper Tire Stock Options(1)	Value $(2)
Bradley E. Hughes	59,235	$1,920,290
Gerald C. Bialek	—	—
Paula S. Whitesell	—	—
Stephen Zamansky	—	—
Christopher J. Eperjesy	—	—

(1)	All outstanding Cooper Tire stock options are fully vested.
(2)

The value reflects the difference between the assumed value of a share of Cooper Tire common stock at the effective time of the merger ($57.04) and the applicable exercise price for each Cooper Tire stock option. The exercise prices applicable to such Cooper Tire stock options range from a minimum of $23.960 per share to a maximum of $25.425 per share.

None of Cooper Tire’s non-employee directors holds Cooper Tire stock options as of March 26, 2021, or is expected to hold Cooper Tire stock options as of an assumed closing date of August 31, 2021.

Cooper Tire Restricted Stock Units

Upon consummation of the merger, each outstanding Cooper Tire restricted stock unit will be converted into a right to receive the merger consideration in respect of a number of shares of Cooper Tire common stock equal to the number of shares of Cooper Tire common stock underlying the Cooper Tire restricted stock unit.

The following table sets forth, as of March 26, 2021, the aggregate number of shares of Cooper Tire common stock subject to outstanding Cooper Tire restricted stock units, and including the Cooper Tire restricted stock units attributable to accrued but unpaid dividend equivalent rights, held by each of Cooper Tire’s executive officers and an approximation of the value that each of them may become entitled to receive in connection with the conversion of their Cooper Tire restricted stock units, assuming continued employment through the completion of the merger, that the completion of the merger occurs on August 31, 2021, and that the value of the merger consideration at the effective time of the merger is $57.04 (which represents the average closing price of a share of Cooper Tire common stock over the first five business days following the first public announcement of the merger on February 22, 2021).

Name	Number of Shares Subject to Outstanding Cooper Tire Restricted Stock Unit Awards	Value $
Bradley E. Hughes	79,812	$4,552,476
Gerald C. Bialek	7,951	$453,525
Paula S. Whitesell	16,364	$933,403
Stephen Zamansky	20,303	$1,158,083
Christopher J. Eperjesy	—	—

The vesting of any unvested Cooper Tire restricted stock units would be accelerated earlier in the event of an executive officer’s pre-merger qualifying termination (as defined below under “—Change in Control Severance

Pay Plan”) and settled in shares of Cooper Tire common stock 31 days after such termination. If the pre-merger qualifying termination occurs within 31 days before the effective time of the merger, then the executive officer would receive the merger consideration for the Cooper Tire restricted stock units, paid as described in the previous sentence.

None of Cooper Tire’s non-employee directors holds Cooper Tire restricted stock units as of March 26, 2021, or is expected to hold Cooper Tire restricted stock units as of an assumed closing date of August 31, 2021.

Cooper Tire Performance Stock Units

Upon consummation of the merger, each outstanding Cooper Tire performance stock unit will be converted into a right to receive the merger consideration in respect of a number of shares of Cooper Tire common stock determined as follows: (A) for Cooper Tire performance stock units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of shares of Cooper Tire common stock determined based on actual achievement of the applicable performance goals for such measurement periods and (B) for non-earned Cooper Tire performance stock units, the number of shares of Cooper Tire common stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period.

The following table sets forth the aggregate number of shares of Cooper Tire common stock subject to outstanding Cooper Tire performance stock units, including the Cooper Tire performance stock units attributable to the accrued but unpaid dividend equivalent rights earned on notionally earned Cooper Tire performance stock units, that are outstanding as of March 26, 2021 under the applicable plans and award agreements and that would be determined for each of the executive officers as described in the first paragraph of this subsection, including an approximation of the value that each of the executive officers may become entitled to receive in respect thereof, assuming continued employment through the completion of the merger, that the completion of the merger occurs on August 31, 2021 and that the value of the merger consideration at the effective time of the merger is $57.04 (which represents the average closing price of a share of Cooper Tire common stock over the first five business days following the first public announcement of the merger on February 22, 2021).

Name	Number of Shares Subject to Outstanding Cooper Tire Performance Stock Unit Awards(1)	Value $
Bradley E. Hughes	68,396	$3,901,308
Gerald C. Bialek	2,433	$138,778
Paula S. Whitesell	2,185	$124,632
Stephen Zamansky	13,579	$774,546
Christopher J. Eperjesy	—	—

(1)

The number of Cooper Tire performance stock units in this column represents the aggregate number of Cooper Tire performance stock units for the 2019-2021, 2020-2022 and 2021-2023 performance periods (including any accrued dividend equivalents on notionally earned Cooper Tire performance stock units) that will become vested at the effective time of the merger. Cooper Tire performance stock units for measurement periods that begin after the effective time of the merger will be cancelled as of the effective time.

The vesting of any unvested Cooper Tire performance stock units would be accelerated earlier in the event of an executive officer’s pre-merger qualifying termination in a manner similar to the acceleration upon the effective time of the merger except that the date of the pre-merger qualifying termination is substituted for the effective time of the merger and any vested Cooper Tire performance stock units will be settled in shares of Cooper Tire common stock 31 days after such termination. If the pre-merger qualifying termination occurs within 31 days before the effective time of the merger, then the executive officer would receive the merger consideration for the Cooper Tire performance stock units, paid as described in the previous sentence.

None of Cooper Tire’s non-employee directors holds Cooper Tire performance stock units as of March 26, 2021, or is expected to hold Cooper Tire performance stock units as of an assumed closing date of August 31, 2021.

Cooper Tire Performance Cash Units

Upon completion of the merger, each outstanding Cooper Tire performance cash unit will be converted into a right to receive a cash payment equal to the product of (A) the sum of (i) in the case of Cooper Tire performance cash units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of Cooper Tire performance cash units determined based on actual achievement of the applicable performance goals for such measurement periods and (ii) in the case of non-earned Cooper Tire performance cash units, the number of Cooper Tire performance cash units determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period, and (B) $1.

The following table sets forth the aggregate number of Cooper Tire performance cash units outstanding as of March 26, 2021 under the applicable plans and award agreements and that would be determined for each of the executive officers as described in the first paragraph of this subsection, including an approximation of the aggregate value that each of the executive officers may become entitled to receive, assuming continued employment through the completion of the merger and that the completion of the merger occurs on August 31, 2021.

Name	Aggregate Performance Cash Unit Award Value $(1)
Bradley E. Hughes	$2,168,416
Gerald C. Bialek	$76,620
Paula S. Whitesell	$77,471
Stephen Zamansky	$430,104
Christopher J. Eperjesy	—

(1)

The value of Cooper Tire performance cash units in this column represents the aggregate value of Cooper Tire performance cash units for the 2019-2021, 2020-2022 and 2021-2023 performance periods that will become vested at the effective time of the merger. Cooper Tire performance cash units for measurement periods that begin after the effective time of the merger will be cancelled as of the effective time.

The vesting of any unvested Cooper Tire performance cash units would be accelerated earlier in the event of an executive officer’s pre-merger qualifying termination in a manner similar to the acceleration upon the effective time of the merger except that the date of the pre-merger qualifying termination is substituted for the effective time of the merger and the Cooper Tire performance cash units will be settled within 31 days of such termination.

None of Cooper Tire’s non-employee directors holds Cooper Tire performance cash units as of March 26, 2021, or is expected to hold Cooper Tire performance cash units as of an assumed closing date of August 31, 2021.

Treatment of Deferred Compensation

Upon consummation of the merger, all account balances, whether or not vested, that provide for the deferral of compensation and represent amounts notionally invested in a number of shares of Cooper Tire common stock or otherwise provide for distributions or benefits that are calculated based on the value of a share of Cooper Tire common stock will be converted into a right to have allocated to the holder’s account under such deferred compensation plan an amount denominated in cash equal to the product of (A) the number of shares of Cooper Tire common stock deemed invested under or otherwise referenced by such account as of the effective time of the merger and (B) the per share cash equivalent.

Cooper Tire’s non-employee directors may have notional shares of Cooper Tire common stock allocated to their accounts under Cooper Tire’s deferred compensation plans. The following table summarizes the aggregate number of notional shares of Cooper Tire common stock held by each of the non-employee directors as of March 26, 2021, all of which are fully vested as of the date hereof, and an approximation of the value that each of them may become entitled to receive in connection with the adjustment of their awards, assuming continued service as a director through the effective time of the merger, that the completion of the merger will occur on August 31, 2021 and that the per share cash equivalent at the effective time of the merger is $57.04 (which represents the average closing price of a share of Cooper Tire common stock over the first five business days following the first public announcement of the merger on February 22, 2021).

Name	Aggregate Number of Notional Shares	Value $
Thomas P. Capo	—	—
Stephen M. Chapman	142,209	$8,111,601
Susan F. Davis	22,674	$1,293,325
Kathryn P. Dickson	9,921	$565,894
John J. Holland	131,189	$7,483,021
Tyrone M. Jordan	—	—
Tracey I. Joubert	15,262	$870,544
Gary S. Michel	22,674	$1,293,325
Brian C. Walker	13,467	$768,158
Robert D. Welding	88,877	$5,069,544

None of Cooper Tire’s executive officers holds notional shares of Cooper Tire common stock under any of Cooper Tire’s deferred compensation plans as of March 26, 2021, or are expected to hold notional shares of Cooper Tire common stock under any of Cooper Tire’s deferred compensation plans as of an assumed closing date of August 31, 2021.

Annual Incentive Compensation Plans

All of the executive officers, other than Mr. Eperjesy, who ceased employment with Cooper Tire on August 21, 2020, participate in one of Cooper Tire’s annual incentive compensation plans (“AIP”), which provide for annual incentive compensation upon the achievement of specified performance objectives. Under the Severance Pay Plan (as defined below under “—Change in Control Severance Pay Plan”), no later than the fifth business day following the completion of the merger, executive officers are entitled to receive a payment with respect to the AIP for the year in which the merger occurs, based on the target level of performance, prorated through the date of the merger. In addition, upon a qualifying termination, each executive officer will receive a payment for the AIP from the beginning of the performance period through the date of termination for awards or programs in which the executive participates at target levels, prorated through the termination date, reduced to the extent that the executive officer received a prorated payment of the AIP bonus for such performance period upon the closing of the merger pursuant to the Severance Pay Plan.

The following table sets forth the estimated AIP amounts assuming performance at target levels, continued employment through the effective time of the merger and an assumed merger completion date of August 31, 2021. The amounts shown are based on the named executive officer’s target AIP approved by Cooper Tire’s compensation committee prior to March 26, 2021, which will become effective as of April 3, 2021 (assuming the executive officer remains employed as of such date).

Name	Prorated Target 2021 AIP
Bradley E. Hughes	$818,877
Gerald C. Bialek	$79,890
Paula S. Whitesell	$162,263
Stephen Zamansky	$237,358
Christopher J. Eperjesy	—

Under the Severance Pay Plan, in the event of an executive officer’s pre-merger qualifying termination, the officer is entitled to receive a payment with respect to the AIP for the year in which the pre-merger qualifying termination occurs calculated in a manner similar to the payment upon the effective time of the merger except that the date of the pre-merger qualifying termination is substituted for the effective time of the merger and the bonus will be paid 31 days following such termination.

Pursuant to the merger agreement, Goodyear or the surviving corporation will continue Cooper Tire’s AIP for the remainder of the performance period in which the closing of the merger occurs and will pay bonuses to the non-union employees (as defined below under “The Merger Agreement—Covenants and Agreements—Conduct of Business—Certain Employee Benefits Matters”) pursuant to the AIP in respect of the full performance period in which the closing of the merger occurs, in accordance with the terms of the AIP as in effect immediately prior to the closing of the merger, and such bonus payments will be paid at the time such bonus payments would have otherwise been paid absent the consummation of the merger. Goodyear will, in its sole discretion (exercised in good faith), determine the level of achievement and the amount payable to each non-union employee (including each of the executive officers, other than Mr. Eperjesy) then employed by Goodyear or the surviving corporation under the AIP after the closing, consistent with the methodologies used and determinations made by Cooper Tire for payouts under the AIP for the immediately preceding performance period, with the results adjusted to reflect the impact of the merger, including any expenses incurred by Cooper Tire in connection with the merger. Any bonus payments made to participants in the Severance Pay Plan (including each of the executive officers, other than Mr. Eperjesy) will be reduced to the extent that the participant received a prorated payment of the participant’s AIP bonus for such performance period upon the closing of the merger pursuant to the Severance Pay Plan. For the quantification of the value of the additional amount that would be payable to Cooper Tire’s named executive officers in the event of a qualifying termination following the merger, see the “Cash” column of the table below under “—Quantification of Payments and Benefits to Cooper Tire’s Named Executive Officers.”

Change in Control Severance Pay Plan

Each of Cooper Tire’s executive officers, other than Mr. Eperjesy, who is no longer an employee or executive officer as of August 21, 2020, participates in the Cooper Tire & Rubber Company Change in Control Severance Pay Plan (Amended and Restated as of August 4, 2010) (the “Severance Pay Plan”). The following disclosure describes certain benefits to which the participating executive officers would be entitled pursuant to the Severance Pay Plan, and any payments the participating executive officers may receive pursuant to the merger agreement. Under the Severance Pay Plan, upon consummation of the merger, each of the participating executive officers is entitled to receive the following payments:

•

Payment of notionally earned and unpaid annual incentive compensation under the AIP and long-term incentive compensation (the Cooper Tire performance stock units and Cooper Tire performance cash units), as described above;

•	Prorated payment at the target level of performance for annual incentive compensation and long-term incentive compensation (the Cooper Tire performance stock units and Cooper Tire performance cash units) for performance periods that have started but are not completed (the non-earned Cooper Tire performance stock units and Cooper Tire performance cash units), as described above; and

•

Accelerated vesting of all then unvested Cooper Tire restricted stock units and stock option awards (all of which stock option awards are vested as of March 26, 2021), as described above, because such awards are not being assumed in connection with the merger.

In addition, under the Severance Pay Plan, following a qualifying termination, and subject to signing and not revoking a general release of claims against Cooper Tire and a confidentiality, noncompetition and non-solicitation agreement, in addition to the payments described above, each of the participating executive officers is entitled to receive the following payments:

•

Upon a pre-merger qualifying termination, accelerated vesting of all then unvested Cooper Tire restricted stock units and stock option awards (all of which stock option awards are vested as of March 26, 2021), with any continuing stock options exercisable for 90 days following termination;

•	Prorated annual incentive compensation from the beginning of the performance period through the date of termination for awards or programs in which the executive participates at target levels;

•

(i) Three times the sum of (x) base salary and (y) target annual incentive compensation at the greater of the amount for the year in which the merger occurs and the amount for the year immediately prior to the merger for Mr. Hughes, (ii) two times the sum of (x) and (y) for Ms. Whitesell and Mr. Zamansky, and (iii) one times the sum of (x) and (y) for Mr. Bialek;

•

Continuation of life, accident and health benefits for 36 months for Mr. Hughes, 24 months for Ms. Whitesell and Mr. Zamansky and 12 months for Mr. Bialek, followed by retiree medical and life insurance coverage to the extent eligible, subject to mitigation; and

•	Outplacement services for 12 months, in an amount up to 15% of the executive officer’s base salary.

The Severance Pay Plan provides that if the payments and benefits to each such executive officer in connection with a change in control would be subject to an excise tax by reason of Sections 4999 and 280G of the Code, the payments and benefits will be reduced to the extent necessary to prevent any portion of the officer’s payments and benefits from becoming subject to such excise tax, but only if, by reason of that reduction, the net after-tax benefit received by the officer exceeds 110% of the net after-tax benefit that the officer would receive if no reduction was made.

For purposes of the Severance Pay Plan, the terms below are generally defined as follows:

•

“cause” means a determination that an executive officer has committed: (i) any act or omission constituting a material breach by the executive officer of any of his significant obligations to or agreements with Cooper Tire or the continued failure or refusal of the executive officer to adequately perform the duties reasonably required by Cooper Tire which, in each case, is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, Cooper Tire, after notification by the Cooper Tire Board of such breach, failure or refusal and failure of the executive officer to correct such breach, failure or refusal within 30 days of such notification (other than by reason of the incapacity of the executive officer due to physical or mental illness); (ii) any other willful act or omission which is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, Cooper Tire, and failure of the executive officer to correct such act or omission within 30 days after notification by the Cooper Tire Board of any such act or omission (other than by reason of the incapacity of the executive officer due to physical or mental illness); or (iii) the executive officer is found guilty of, or pleads guilty or nolo contendere to, a felony or any criminal act involving fraud, embezzlement or theft.

•	“good reason” means the occurrence of one or more of or more of the following events (regardless of whether any other reason, other than cause, for such termination exists or has occurred including,

without limitation, other employment): (i) (A) a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position with Cooper Tire which the executive officer held immediately prior to the merger, (B) a material (greater than 5%) reduction in the executive officer’s base pay, other than as part of across the board reductions (on a like percentage basis) applicable at the same time to other executive officers or (C) the termination or denial of the executive officer’s rights to employee benefits or a material (greater than 5%) reduction in the scope or aggregate value thereof, other than as part of a reduction applicable at the same time to other executive officers of Cooper Tire; (ii) the relocation of the office of Cooper Tire where the executive officer is employed to a location at least 50 miles from the executive officer’s current work location, except for required travel on Cooper Tire’s business to an extent reasonably required to perform his duties hereunder; or (iii) any material breach of its obligations under the Severance Pay Plan by Cooper Tire or any successor thereto, if the executive officer provides notice of good reason within 90 days after the occurrence of the relevant event, which is not cured by Cooper Tire within 30 days of receiving notice.

•

“qualifying termination” means an executive officer’s termination of employment (i) by Cooper Tire without cause or by the executive officer for good reason, after Cooper Tire entered into the merger agreement (i.e., after February 22, 2021) but before the closing of the merger, regardless of whether the closing of the merger actually occurs (a “pre-merger qualifying termination”) or (ii) by Cooper Tire without cause or by the executive officer for good reason during the two year period following the closing of the merger.

The merger will constitute a “change in control” under the Severance Pay Plan. For the quantification of the value of the severance payments and benefits described above that would be payable to Cooper Tire’s named executive officers in the event of a qualifying termination following the merger, see the “Cash”, “Equity” and “Perquisites/Benefits” columns of the table below under “—Quantification of Payments and Benefits to Cooper Tire’s Named Executive Officers.”

Rabbi Trust Funding

Cooper Tire is a party to a trust agreement, which is intended to provide funding for benefits payable to directors, executive officers and certain other employees under the Severance Pay Plan, Cooper Tire & Rubber Company Executive Deferred Compensation Plan, Cooper Tire & Rubber Company Nonqualified Supplementary Benefit Plan, Cooper Tire & Rubber Company 1998 Non-Employee Directors Compensation Deferral Plan and Cooper Tire & Rubber Company Nonqualified Key Employee Deferred Compensation Plan. The execution of the merger agreement constituted a “potential change in control” under such plans and agreements and, as a result, Cooper Tire was required to fund shortly after the execution of the merger agreement the estimated value of the payments to be made to the beneficiaries under the trust agreement, determined in accordance with the funding requirements under the applicable plans and agreements. In addition to amounts already deposited in the trust, this amount equaled $58,811,995 with respect to all of the beneficiaries under the trust agreement, which included non-employee directors, executive officers and employees other than the executive officers. This amount was funded in cash.

Share Ownership

As described below under “—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Cooper Tire” and “The Merger Agreement—Merger Consideration—Conversion of Shares”, executive officers and non-employee directors of Cooper Tire may beneficially own shares of Cooper Tire common stock, which will be entitled to receive the merger consideration in respect of each share of Cooper Tire common stock beneficially owned by them.

Indemnification and Insurance

The merger agreement provides that the executive officers and non-employee directors of Cooper Tire and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies for at least six years following the effective time of the merger.

Post-Closing Compensation Arrangements with Goodyear

Any of Cooper Tire’s executive officers or non-employee directors who become officers, directors or employees or who otherwise are retained to provide services to Goodyear or the surviving corporation following the effective time of the merger may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Goodyear. As of the date hereof, no compensation arrangements between such persons and Goodyear and/or its affiliates have been established. However, the merger agreement provides that, for a period of one year immediately following the effective time of the merger, Goodyear will continue to provide to affected non-union employees (i.e., individuals who are employed by Cooper Tire and its subsidiaries as of the effective time of the merger who remain employed with Goodyear or any of its subsidiaries), which may include Cooper Tire’s executive officers, (i) cash compensation (excluding equity and long-term incentive awards) that is no less favorable, in the aggregate, than the cash compensation (excluding equity and long-term incentive awards) provided to each such employee immediately before the effective time of the merger, (ii) equity and long-term incentive award opportunities that are no less favorable, in the aggregate, than the equity and long-term incentive award opportunities provided by Goodyear to its similarly situated employees, (iii) benefits (excluding severance benefits and equity and long-term incentive awards) that are no less favorable, in the aggregate, than either the benefits (excluding severance benefits and equity and long-term incentive awards) provided to each such employee immediately before the effective time of the merger or such benefits (excluding severance benefits and equity and long-term incentive awards) provided by Goodyear to its similarly situated employees, as determined by Goodyear, and (iv) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such non-union employee immediately before the effective time of the merger for any such employee. For additional information, see “The Merger Agreement—Covenants and Agreements—Certain Employee Benefits Matters.”

Quantification of Payments and Benefits to Cooper Tire’s Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger that Cooper Tire’s named executive officers could receive in connection with the merger. Such amounts have been calculated assuming that (i) the closing of the merger occurs on August 31, 2021, (ii) the fair market value of a share of Cooper Tire common stock at the effective time of the merger is $57.04 (which represents the average closing price of a share of Cooper Tire common stock over the first five business days following the first public announcement of the merger on February 22, 2021), (iii) each of Cooper Tire’s named executive officers experiences a qualifying termination immediately following the effective time of the merger, (iv) the amount of such named executive officer’s base salary and target annual incentive compensation remains unchanged from the amounts approved by Cooper Tire’s compensation committee prior to March 26, 2021, which will become effective as of April 3, 2021 (assuming the named executive officers remain employed as of such date), (v) none of Cooper Tire’s named executive officers receives any additional equity-based awards following March 26, 2021, and (vi) each of Cooper Tire’s named executive officers has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive such payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of Cooper Tire’s named executive officers, if any, may materially differ from the amounts set forth below.

Mr. Eperjesy terminated his employment with Cooper Tire on August 21, 2020. He did not receive any additional or enhanced benefits or payments associated with the termination. He is not eligible to receive any compensation in connection with the consummation of the merger.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Bradley E. Hughes	$9,752,293	$8,453,784	$203,298	$18,409,375
Gerald C. Bialek	$576,510	$592,303	$59,806	$1,228,619
Paula S. Whitesell	$1,548,709	$1,058,035	$72,602	$2,679,346
Stephen Zamansky	$2,413,169	$1,932,629	$107,749	$4,453,547

(1)

Amounts shown reflect the cash severance payments and the prorated 2021 target annual cash incentive to which the named executive officers would be entitled under the Severance Pay Plan, and the payments to which the named executive officers would be entitled with respect to Cooper Tire performance cash units. The following table breaks down the amounts in this column by type of payment:

Name	Cash Severance(a)	Prorated Target 2021 AIP(b)	Accelerated Performance Cash Units(c)	Total
Bradley E. Hughes	$6,765,000	$818,877	$2,168,416	$9,752,293
Gerald C. Bialek	$420,000	$79,890	$76,620	$576,510
Paula S. Whitesell	$1,308,975	$162,263	$77,471	$1,548,709
Stephen Zamansky	$1,745,707	$237,358	$430,104	$2,413,169

(a)

Amounts shown reflect lump-sum cash severance payments under the Severance Pay Plan, which consist of (i) three times the sum of (x) base salary and (y) target annual incentive compensation at the greater of the target amount for the year in which the merger occurs and the target amount for the year immediately prior to the merger for Mr. Hughes, (ii) two times the sum of (x) and (y) for Ms. Whitesell and Mr. Zamansky and (iii) one times the sum of (x) and (y) for Mr. Bialek. The cash severance payments are considered to be “double-trigger” payments, which means that both a change of control, such as the merger, and another event (i.e., a qualifying termination) must occur prior to such payments being provided to the named executive officer (see the section titled “—Change in Control Severance Pay Plan”). The estimated amount of each such payment is set forth in this column. The cash severance payments are payable upon a qualifying termination during the period starting on the date the merger agreement was signed (i.e., February 22, 2021) and ending on the second anniversary of the closing of the merger. As a condition to receiving the cash severance, the named executive officer must sign a release of claims against Cooper Tire and agree to comply with certain post-employment restrictive covenants, including those protecting confidential information, restricting solicitation of employees, independent contractors and certain customers of Cooper Tire for three years following the termination date for Mr. Hughes, two years following the termination date for Ms. Whitesell and Mr. Zamansky and one year following the termination date for Mr. Bialek.

The amounts shown are based on the named executive officer’s base salary and target annual incentive compensation approved by Cooper Tire’s compensation committee prior to March 26, 2021, which will become effective as of April 3, 2021 (assuming the named executive officer remains employed as of such date).

(b)

Amounts shown reflect the lump sum payment that each named executive officer would receive under the AIP in connection with the closing of the merger under the Severance Pay Plan, which will be paid at target level, prorated based on the length of time between the commencement of the current uncompleted performance period through the date of the closing of the merger (see the section titled “—Annual Incentive Compensation Plans”). The acceleration is considered to be “single-trigger”, which means that such amounts accelerate solely due to the occurrence of a change of control, such as the merger (assuming that the named executive officer remains employed through the closing of the merger). This assumes that all bonuses under the AIP for fiscal years completed prior to the closing of the merger have been paid, so they are not included in the amounts shown.

Pursuant to the merger agreement, Cooper Tire or the surviving corporation will continue the AIP and will pay the named executive officer’s bonus subject to the terms of the AIP based on actual performance (the “actual bonus amount”), but reduced to the extent that the named executive officer received a prorated payment of his or her AIP bonus upon the closing of the merger for the performance period in which the closing of the merger occurs under the Severance Pay Plan, as described in the first sentence of this subsection (b), subject to each named executive officer’s continued employment through the last day of the fiscal year in which the effective time of the merger occurs (the “bonus true-up”). The maximum bonus true-up that could be achieved for each named executive officer is $1,641,123 for Mr. Hughes (assuming an actual bonus amount of $2,460,000), $160,110 for Mr. Bialek (assuming an actual bonus amount of $240,000), $326,712 for Ms. Whitesell (assuming an actual bonus amount of $488,975) and $478,349 for Mr. Zamansky (assuming an actual bonus amount of $715,707). The table above does not reflect a bonus true-up for any named executive officer. This amount would be paid pursuant to Cooper Tire’s existing AIP no later than March 15 of the year following the year to which the bonus relates.

In addition, upon a qualifying termination during the period starting on the date the merger agreement was signed (i.e., February 22, 2021) and ending on the second anniversary of the closing of the merger, each named executive officer will receive the following double-trigger severance payment (conditioned upon the execution at the time of termination of a release of all claims against Cooper Tire and the named executive officer’s agreement to comply with certain post-employment restrictive covenants, including those protecting confidential information, restricting solicitation of employees, independent contractors and certain customers of Cooper Tire for three years following the termination date for Mr. Hughes, two years following the termination date for Ms. Whitesell and Mr. Zamansky and one year following the termination date for Mr. Bialek): a lump sum payment of prorated annual incentive compensation from the beginning of the performance period (for qualifying terminations after the merger closing, from the performance period that commences after the change in control) through the date of termination for awards or programs in which the executive participates at target levels. The amounts in the table above reflect the single-trigger payment described in the first sentence of this note (b) and do not include the double-trigger severance payment of prorated annual incentive compensation for performance periods following the effective date of the merger.

(c)

Amounts shown reflect the Cooper Tire performance cash units for the 2019-2021, 2020-2022 and 2021-2023 performance periods that will become vested at the effective time of the merger (as more fully described under the section titled “—Cooper Tire Performance Cash Units”). With respect to the named executive officers, the amount of the payment is equal to (a) in the case of Cooper Tire performance cash units which have been notionally earned for measurement periods completed prior to the closing of the merger but that remain unpaid, the amount in cash determined based on actual achievement of the applicable performance goals for such measurement period and (b) in the case of non-earned Cooper Tire performance cash units, the amount in cash determined based on target performance of the applicable performance goals, prorated for the number of days between the commencement of the applicable measurement period and the effective time of the merger as compared to the number of days in the entire measurement period, in each case less applicable withholding tax. Such Cooper Tire performance cash units are considered to be “single-trigger”, which means that such amounts accelerate solely due to the occurrence of a change of control, such as the merger (assuming that the named executive officer remains employed through the closing of the merger). The applicable number of Cooper Tire performance cash units are 2,168,416 for Mr. Hughes, 76,620 for Mr. Bialek, 77,471 for Ms. Whitesell and 430,104 for Mr. Zamansky.

(2)

Amounts shown reflect the value of the accelerated vesting of the named executive officers’ unvested equity awards that would occur at the effective time of the merger, as provided in the merger agreement. The following table breaks down these amounts by type of award. Such Cooper Tire equity-based awards are considered to be “single-trigger”, which means that such amounts accelerate solely due to the occurrence of a change of control, such as the merger (assuming that the named executive officer remains employed through the closing of the merger). The amounts shown do not include any potential value attributable to the Cooper Tire stock options because all outstanding Cooper Tire stock options are currently vested as of March 26, 2021, and therefore will not be subject to accelerated vesting on the consummation of the merger.

Name	Cooper Tire Restricted Stock Units(a)	Cooper Tire Performance Stock Units(b)	Total
Bradley E. Hughes	$4,552,476	$3,901,308	$8,453,784
Gerald C. Bialek	$453,525	$138,778	$592,303
Paula S. Whitesell	$933,403	$124,632	$1,058,035
Stephen Zamansky	$1,158,083	$774,546	$1,932,629

(a)

Amounts shown reflect the Cooper Tire restricted stock units that will accelerate in full at the effective time of the merger (including the Cooper Tire restricted stock units attributable to accrued but unpaid dividend equivalent rights), which for Mr. Hughes is 79,812 Cooper Tire restricted stock units, for Mr. Bialek is 7,951 Cooper Tire restricted stock units, for Ms. Whitesell is 16,364 Cooper Tire restricted stock units and for Mr. Zamansky is 20,303 Cooper Tire restricted stock units.

(b)

Amounts shown reflect the Cooper Tire performance stock units (including the Cooper Tire performance stock units attributable to the accrued but unpaid dividend equivalent rights earned on notionally earned Cooper Tire performance stock units) for the 2019-2021, 2020-2022 and 2021-2023 performance periods that will become fully vested at the effective time of the merger. With respect to the named executive officers, the number of Cooper Tire performance stock units that will vest on the effective time of the merger is equal to (a) in the case of Cooper Tire performance stock units which have been notionally earned for measurement periods completed prior to the effective time of the merger but that remain unpaid, the number of shares of Cooper Tire common stock determined based on actual achievement of the applicable performance goals for such measurement period and (b) in the case of non-earned Cooper Tire performance stock units, the number of shares of Cooper Tire common stock determined based on target performance of the applicable performance goals, prorated for the number of days between the commencement of the applicable measurement period and the effective time of the merger as compared to the number of days in the entire measurement period. Such Cooper Tire performance stock units are considered to be “single-trigger”, which means that such amounts accelerate solely due to the occurrence of a change of control, such as the merger (assuming that the named executive officer remains employed through the closing of the merger). See the section titled “—Cooper Tire Performance Stock Units.” The applicable number of Cooper Tire performance stock units (including the Cooper Tire performance stock units attributable to the accrued but unpaid dividend equivalent rights earned on notionally earned Cooper Tire performance stock units) that would vest at the effective time of the merger are 68,396 for Mr. Hughes, 2,433 for Mr. Bialek, 2,185 for Ms. Whitesell and 13,579 for Mr. Zamansky.

(3)

Amounts shown reflect the sum of the following benefits provided under the Severance Pay Plan upon the named executive officer’s qualifying termination: (i) continuation of life, accident and health benefits for 36 months for Mr. Hughes, 24 months for Ms. Whitesell and Mr. Zamansky and 12 months for Mr. Bialek, followed by retiree medical and life insurance coverage to the extent eligible, subject to mitigation and (ii) the maximum amount of outplacement benefits for each named executive officer, which is equal to 15% of such named executive officer’s current base salary. Such benefits are considered to be “double-trigger”, which means that both a change of control, such as the merger, and another event (i.e., a qualifying termination) must occur prior to such benefits being provided to the named executive officer (see the section titled “—Change in Control Severance Pay Plan”). These benefits are payable upon a qualifying termination during the period starting on the date the merger agreement was signed (i.e., February 22, 2021) and ending on the second anniversary of the closing of the merger. As a condition to receiving the following continuation of life, accident and health benefits and the outplacement benefits, the named executive officer must sign a release of claims against Cooper Tire and agree to comply with certain post-employment restrictive covenants, including those protecting confidential information, restricting solicitation of employees, independent contractors and certain customers of Cooper Tire for three years following the termination date for Mr. Hughes, two years following the termination date for Ms. Whitesell and Mr. Zamansky, and one year following the termination date for Mr. Bialek. The estimated amount of each such benefit is set forth in the table below:

Name	Health, Welfare and Life Benefits	Outplacement Benefits	Total
Bradley E. Hughes	$49,548	$153,750	$203,298
Gerald C. Bialek	$14,806	$45,000	$59,806
Paula S. Whitesell	$11,102	$61,500	$72,602
Stephen Zamansky	$30,499	$77,250	$107,749

Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Cooper Tire

The information that follows is furnished as of March 26, 2021 to indicate beneficial ownership by Cooper Tire’s executive officers and directors as a group and each named executive officer and director, individually, of Cooper Tire common stock in accordance with Rule 13d-3 under the Exchange Act, as well as ownership of certain other Cooper Tire securities and ownership of Cooper Tire common stock plus certain other Cooper Tire securities:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Class	Ownership of Other Securities		Ownership of Common Stock and Other Securities		Percent of Class
Gerald C. Bialek	3,921 shs		*	9,412 shs	(3), (4)	13,342 shs	(3), (4)	*
Steven M. Chapman	2,631 shs		*	142,209 shs	(2)	144,840 shs	(2)	*
Susan F. Davis	— shs		*	22,674 shs	(2)	22,674 shs	(2)	*
Kathryn P. Dickson	2,500 shs		*	9,921 shs	(2)	12,421 shs	(2)	*
Christopher J. Eperjesy	— shs		*	— shs		— shs		*
John J. Holland	4,042 shs		*	131,189 shs	(2)	135,231 shs	(2)	*
Bradley E. Hughes	315,149 shs	(1)	*	121,377 shs	(3), (4)	436,526 shs	(1), (3), (4)	*
Tyrone M. Jordan	— shs		*	— shs		— shs		*
Tracey I. Joubert	— shs		*	15,262 shs	(2)	15,262 shs	(2)	*
Gary S. Michel	— shs		*	22,674 shs	(2)	22,674 shs	(2)	*
Brian C. Walker	5,413 shs		*	13,467 shs	(2)	18,880 shs	(2)	*
Robert D. Welding	3,000 shs		*	88,877 shs	(2)	91,877 shs	(2)	*
Paula S. Whitesell	— shs		*	17,153 shs	(3), (4)	17,153 shs	(3), (4)	*
Stephen Zamansky	76,996 shs		*	28,565 shs	(3), (4)	105,561 shs	(3), (4)	*
All executive officers and Directors as a group (13 persons)	413,652 shs	(1)	0.82%	622,789 shs	(2), (3), (4)	1,036,441 shs	(1), (2), (3), (4)	2.05%

In the above chart, “shs” refers to shares of Cooper Tire common stock and “*” refers to ownership of less than 1%.

(1)	Includes 59,235 shares obtainable on exercise of stock options by Mr. Hughes within 60 days following March 26, 2021. These options have not been exercised.

(2)

Pursuant to the Amended and Restated 1998 non-employee Directors Compensation Deferral Plan, the following Directors have been credited with the following number of Cooper Tire phantom stock units as of March 26, 2021: Steven M. Chapman—142,209; Susan F. Davis—22,674; Kathryn P. Dickson—9,921; John J. Holland—131,189; Tyrone M. Jordan—0; Tracey I. Joubert —15,262; Gary S. Michel—22,674; Brian C. Walker—13,467; and Robert D. Welding—88,877. The holders do not have voting or investment power over these Cooper Tire phantom stock units.

(3)

Includes the following number of Cooper Tire restricted stock units for each of the following executive officers: Gerald C. Bialek—7,951; Bradley E. Hughes—79,812; Paula S. Whitesell—16,364; and Stephen Zamansky—20,303. The holders do not have voting or investment power over these Cooper Tire restricted stock units. The agreements pursuant to which the Cooper Tire restricted stock units were granted provide for accrual of dividend equivalents. As originally designed, an executive’s Cooper Tire restricted stock unit account will be settled through delivery to the executive on the date selected of a number of shares of Cooper Tire common stock corresponding to the number of Cooper Tire restricted stock units awarded to the executive, plus shares representing the value of dividend equivalents.

(4)

Includes the number of Cooper Tire performance-based stock units that were notionally earned by each of the following executive officers for 2018 through 2020 net income and return on invested capital performance plus accrued dividend equivalents. The holders do not have voting or investment power over these Cooper Tire performance-based stock units. Gerald C. Bialek—1,470; Bradley E. Hughes—41,565; Paula S. Whitesell—789; and Stephen Zamansky—8,262.

Beneficial Ownership of Shares

The information in the table below sets forth those persons (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) known by Cooper Tire to be the beneficial owners of more than 5% of Cooper Tire common stock as of March 26, 2021 (except as noted below).

The table does not include information regarding shares held of record, but not beneficially, by Delaware Charter Guarantee & Trust Company, dba Principal Trust Company, the trustee of the Cooper Tire & Rubber Company Spectrum Investment Savings Plan and other defined contribution plans sponsored by Cooper Tire or a subsidiary of Cooper Tire. As of March 26, 2021, those plans held 731,688 shares, or 1.45% of the outstanding shares of Cooper Tire common stock. The trustee, in its fiduciary capacity, has no investment powers and will vote the shares held in the plans in accordance with the instructions provided by the plan participants. If no such instructions are received, the provisions of the plans direct the trustee to vote such participant shares in the same proportion as the trustee was directed to vote the shares of the other participants who gave directions as to voting.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	BlackRock, Inc.(1)	7,773,291	15.37%
Common Stock	The Vanguard Group(2)	5,105,080	10.09%
Common Stock	Dimensional Fund Advisors LP(3)	3,886,065	7.68%

(1)

BlackRock, Inc. filed a Schedule 13G with the SEC on January 25, 2021, indicating that as of December 31, 2020, BlackRock, Inc. had sole voting power with respect to 7,691,407 shares and sole dispositive power with respect to 7,773,291 shares. BlackRock, Inc. has indicated that it is a parent holding company or control person. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(2)

The Vanguard Group filed a Schedule 13G/A with the SEC on February 10, 2021, indicating that as of December 31, 2020, The Vanguard Group had shared voting power with respect to 53,333 shares, sole dispositive power with respect to 5,007,816 shares and shared dispositive power with respect to 97,264 shares. The Vanguard Group has indicated that it is an investment advisor. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(3)

Dimensional Fund Advisors LP filed a Schedule 13G/A with the SEC on February 12, 2021, indicating that as of December 31, 2020, Dimensional Fund Advisors LP had sole voting power with respect to 3,746,268 shares and sole dispositive power with respect to 3,886,065 shares. Dimensional Fund Advisors LP has indicated that it is an investment adviser. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, TX 78746.

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of Cooper Tire and its subsidiaries’ current and former directors and officers. For more information about these rights, see “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger—Indemnification and Insurance” beginning on page 76.

Accounting Treatment of the Merger

In accordance with current accounting principles generally accepted in the United States, Goodyear will account for the merger using the acquisition method of accounting for business combinations. As a result, the recorded assets and liabilities of Goodyear will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported and the assets and liabilities of Cooper Tire will be adjusted to their respective estimated fair values at the closing date of the merger. In addition, all identified intangible assets will be recorded at estimated fair value and included as part of the net assets acquired. Any excess of the purchase price, consisting of the number of shares of Goodyear common stock to be issued to former Cooper Tire stockholders and holders of certain equity-based long-term incentive awards and cash paid to option holders and holders of long-term performance cash units and deferred stock units, as applicable, at fair value, plus $41.75 per share of Cooper Tire common stock in cash, over the fair value of the net assets acquired, including identified intangible assets of Cooper Tire, on the closing date of the merger will be accounted for as goodwill. In accordance with current accounting guidance, goodwill and identified indefinite life intangible assets will not be amortized but will be evaluated for impairment annually. Identified finite life intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting will result in the operating results of Cooper Tire being included in the operating results of Goodyear beginning from the closing date of the merger.

Regulatory Approvals Required for the Merger

Goodyear and Cooper Tire are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the transaction other than those described below. If additional approvals, consents and filings are required to complete the transaction, Goodyear and Cooper Tire intend to seek such consents and approvals and make such filings.

Goodyear and Cooper Tire expect to complete the transaction in the second half of 2021. Although Goodyear and Cooper Tire believe that they will receive the required consents and approvals described below to complete the transaction, neither can give any assurance as to the timing of these consents and approvals or as to Goodyear’s and Cooper Tire’s ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary) or that such consents or approvals will be obtained on terms and subject to conditions satisfactory to Goodyear and Cooper Tire. The receipt of the regulatory approvals (as described hereinafter) is a condition to the obligation of each of Goodyear and Cooper Tire to complete the merger.

The merger is subject to the requirements of the HSR Act and the related rules and regulations, which provide that certain transactions may not be completed until notification and report forms have been furnished to the antitrust division of the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. The HSR Act requires Goodyear and Cooper Tire to observe a 30-calendar-day waiting period after the submission of their respective HSR filings before consummating their transaction, unless the waiting period is earlier terminated. If either agency issues a request for additional information or documentary material (a “second request”) prior to the expiration of the initial waiting period, the parties will observe a second 30-calendar-day waiting period, which begins to run only after each of the parties has substantially complied with the second request.

On March 8, 2021, Goodyear and Cooper Tire each filed a notification and report forms under the HSR Act with the DOJ and the FTC, which filings started the initial 30-calendar-day waiting period required by the HSR Act.

Completion of the merger is further subject to receipt of certain foreign regulatory approvals, including notification, clearance and/or expiration or termination of any relevant applicable waiting periods.

Litigation Relating to the Merger

On March 19, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Stein v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00407, in the United States District Court for the District of Delaware (the “Stein action”). On March 25, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire and the members of the Cooper Tire Board, captioned Miles v. Cooper Tire & Rubber Company, et al., No. 2:21-cv-06762, in the United States District Court for the District of New Jersey (the “Miles action”). On March 26, 2021, a purported Cooper Tire stockholder filed an action against Cooper Tire, the members of the Cooper Tire Board, Goodyear and Merger Sub, captioned Griffin v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00452, in the United States District Court for the District of Delaware (the “Griffin action,” and together with the Stein action and Miles action, the “Stockholder actions”). The Stockholder actions generally allege that Cooper Tire and its directors violated the federal securities laws, including Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, by issuing a materially incomplete and misleading registration statement on Form S-4. The Stockholder actions seek, among other things, to enjoin the transactions contemplated by the merger agreement and an award of attorneys’ fees and expenses.

Goodyear and Cooper Tire believe that the allegations in the Stockholder actions are without merit. Additional lawsuits or demands arising out of the merger may also be filed or made in the future. If additional similar lawsuits or demands are filed or made, absent new or different allegations that are material, neither Goodyear nor Cooper Tire will necessarily announce them.

Treatment of Cooper Tire Stock Options and Other Long-Term Incentive Awards

Cooper Tire Stock Options

Upon consummation of the merger, each outstanding and unexercised option to purchase shares of Cooper Tire common stock, whether vested or unvested, will be converted into the right to receive an amount in cash equal to the product of (A) the total number of shares of Cooper Tire common stock subject to such option and (B) the excess, if any, of the per share cash equivalent over the exercise price per share of Cooper Tire common stock set forth in such option, less any required withholding taxes.

Cooper Tire Performance Stock Units

Upon consummation of the merger, each outstanding Cooper Tire performance stock unit that has been notionally earned for measurement periods completed prior to the effective time of the merger but not yet settled will be converted into the right to receive the merger consideration, less any required withholding taxes, in respect of the number of shares of Cooper Tire common stock determined based on actual achievement of the applicable performance goals for such measurement periods.

Upon consummation of the merger, each outstanding non-earned Cooper Tire performance stock unit will be converted into the right to receive the merger consideration, less any required withholding taxes, in respect of the number of shares of Cooper Tire common stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the effective time of the merger as compared to the number of days in the entire measurement period.

Cooper Tire Restricted Stock Units

Upon consummation of the merger, each outstanding Cooper Tire restricted stock unit will be converted into the right to receive the merger consideration, less any required withholding taxes, in respect of the total number of shares of Cooper Tire common stock underlying such stock unit award.

Cooper Tire Performance Cash Units

Upon consummation of the merger, each outstanding Cooper Tire performance cash unit that has been notionally earned for measurement periods completed prior to the effective time of the merger but not yet settled will be converted into the right to receive an amount in cash, less any required withholding taxes, equal to the product of (A) the number of Cooper Tire performance cash units determined based on actual achievement of the applicable performance goals for such measurement periods and (B) $1.00.

Upon consummation of the merger, each outstanding non-earned Cooper Tire performance cash unit will be converted into the right to receive an amount in cash, less any required withholding taxes, equal to the product of (A) the number of Cooper Tire performance cash units determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the effective time of the merger as compared to the number of days in the entire measurement period, and (B) $1.00.

Cooper Tire Notional Deferred Stock Units

Upon consummation of the merger, all account balances, whether or not vested, that provide for the deferral of compensation and represent amounts notionally invested in a number of shares of Cooper Tire common stock or otherwise provide for distributions or benefits that are calculated based on the value of a share of Cooper Tire common stock will be converted into a right to have allocated to the holder’s account under such deferred compensation plan an amount denominated in cash equal to the product of (A) the number of shares of Cooper Tire common stock deemed invested under or otherwise referenced by such account as of the effective time of the merger and (B) the per share cash equivalent.

Cooper Tire Residual Shares

Upon consummation of the merger, each share of Cooper Tire common stock that remains available for issuance pursuant to any of Cooper Tire’s stock plans will be converted at the effective time of the merger into the number of shares of Goodyear common stock equal to the product of (A) the number of such residual shares and (B) the sum of (i) 0.907 and (ii) the quotient obtained by dividing (x) $41.75 by (y) the parent closing price.

For additional information on Cooper Tire’s long-term incentive awards, see “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger” beginning on page 68.

Listing of Goodyear Common Stock; Delisting and Deregistration of Cooper Tire Common Stock

Prior to the completion of the merger, Goodyear has agreed to take all necessary action to cause the shares of Goodyear common stock to be issued in connection with the merger to be listed on the Nasdaq, subject to official notice of issuance. The listing on the Nasdaq of the shares of Goodyear common stock to be issued in connection with the merger is also a condition to completion of the merger.

Prior to the effective time of the merger, Cooper Tire will cooperate with Goodyear and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of the NYSE to cause (a) the delisting of Cooper Tire common stock from the NYSE as promptly as practicable after the effective time of the merger and (b) the deregistration of Cooper Tire common stock pursuant to the Exchange Act as promptly as practicable after such delisting. If the merger is completed, Cooper Tire common stock will cease to be listed on the NYSE and Cooper Tire common stock will be deregistered under the Exchange Act, after which Cooper Tire will no longer be required under SEC rules and regulations to file periodic reports with the SEC in respect of Cooper Tire common stock.

Material U.S. Federal Income Tax Consequences

General

The following is a general discussion of the material U.S. federal income tax consequences of the merger to Cooper Tire stockholders that exchange their Cooper Tire common stock for the merger consideration.

This discussion is based upon the Code, its legislative history, U.S. Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly retroactively, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those holders of shares of Cooper Tire common stock that hold their shares of Cooper Tire common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of such holder’s particular circumstances (such as the alternative minimum tax or the requirement to accelerate the recognition of an item of gross income as a result of such income being recognized on an applicable financial statement) or that may be applicable to a holder that is subject to special treatment under U.S. federal income tax law, including for example:

•	a bank, thrift, mutual fund or other financial institution;

•	a tax-exempt organization or government organization;

•	a real estate investment trust or real estate mortgage investment conduit;

•	a partnership, S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a regulated investment company or a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a Cooper Tire stockholder that received shares of Cooper Tire common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a Cooper Tire stockholder that has a functional currency other than the U.S. dollar;

•	a Cooper Tire stockholder that holds shares of Cooper Tire common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	certain former citizens or long-term residents of the United States.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Cooper Tire common stock, the U.S. federal income tax consequences to a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of Cooper Tire common stock, and any persons that, for U.S. federal income tax purposes, are treated as partners in such partnership, are urged to consult their own tax advisors with respect to the tax consequences of the merger in their specific circumstances.

The tax consequences of the merger may be complex and will depend on each holder’s specific situation and factors not within Goodyear’s or Cooper Tire’s control. Holders are urged to consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, U.S. state or local, non-U.S. or other tax laws and of changes in such laws.

U.S. Holders

The merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of any cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Goodyear common stock, and the fair market value as of the effective time of the merger of any shares of Goodyear common stock received by such U.S. Holder in the merger and (2) the U.S. Holder’s adjusted tax basis in its Cooper Tire common stock.

Capital gains of a non-corporate U.S. Holder will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Cooper Tire common stock for more than one year as of the effective time of the merger. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Cooper Tire common stock at different times or different prices, the U.S. Holder must determine its tax basis and holding period separately for each block of Cooper Tire common stock.

A U.S. Holder’s aggregate tax basis in any shares of Goodyear common stock received in the merger will equal the fair market value of such stock as of the effective time of the merger. A U.S. Holder’s holding period in any shares of Goodyear common stock received in the merger will begin the day after the day on which the effective time of the merger occurs.

U.S. Holders who hold shares of both Cooper Tire and Goodyear at the time of the merger may be subject to different treatment in the merger, as described below under the heading “—Potential Application of Section 304 of the Code.”

U.S. Holders are urged to consult their own tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal, U.S. state and local tax laws or non-U.S. tax laws.

Non-U.S. Holders

Subject to the discussion below under the headings “—Potential Application of Section 304 of the Code” and “—Information Reporting and Backup Withholding”, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the exchange of shares of Cooper Tire common stock for any shares of Goodyear common stock and/or cash in the merger unless:

•

Any gain recognized on the exchange is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the merger and certain other conditions are satisfied.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will generally be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.

Non-U.S. Holders are urged to consult their own tax advisors regarding the potential applicability of these rules as well as any income tax treaty that may be applicable in their particular circumstances.

Non-U.S. Holders who hold shares of both Cooper Tire and Goodyear common stock at the time of the merger may be subject to different treatment in the merger, as described below under the heading “—Potential Application of Section 304 of the Code.”

Notwithstanding the above, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of all cash merger consideration payable to Non-U.S. Holders, regardless of whether such Non-U.S. Holder is eligible for an exemption or reduction in withholding tax, as described below under the heading “—Potential Application of Section 304 of the Code.” Non-U.S. Holders are urged to consult their own tax advisors as to the particular tax consequences of the merger, including the effect of U.S. federal, U.S. state and local tax laws or non-U.S. tax laws.

Potential Application of Section 304 of the Code

If Section 304 of the Code applies to the merger, a Cooper Tire stockholder may be subject to U.S. federal income tax treatment that differs materially from that described above if such holder’s percentage interest in Goodyear following the merger does not represent a sufficient reduction (as determined below) relative to such holder’s percentage interest in Cooper Tire before the merger. Section 304 of the Code will apply to the merger if holders of shares of Cooper Tire common stock, taken together, own 50% or more of the Goodyear common stock, by vote or value, following the completion of the merger, taking into account both shares of Goodyear received in the merger and shares of Goodyear held at the time of the merger. Certain constructive attribution rules apply to determine ownership for purposes of the ownership tests described in this paragraph. If Section 304 of the Code applies to the merger, a holder will be treated as receiving the cash consideration from Goodyear in a deemed redemption of shares of Goodyear common stock deemed issued to such holder in the transaction instead of selling shares of Cooper Tire common stock for cash. Because the application of Section 304 of the Code to the merger depends on the ownership of shares of Goodyear common stock following the merger and is determined after the application of various constructive ownership rules, Cooper Tire and Goodyear are unable to determine, prior to the time of the merger, whether Section 304 of the Code applies to the merger. Further, it may not be possible to establish with certainty following the closing of the merger whether or not Section 304 of the Code applied to the merger because the ownership information necessary to make such determination may not be available. However, based on the limited ownership information that is publicly available, it is possible that Section 304 of the Code will apply to the merger.

Holders of shares of Cooper Tire common stock that also own (including by attribution) shares of Goodyear common stock are urged to consult their own tax advisors, including with regard to any actions that may be taken to mitigate the potential application of Section 304 of the Code.

If Section 304 of the Code applies to the merger, a Cooper Tire stockholder may be deemed to have contributed such shares of common stock to Goodyear in exchange for shares of Goodyear common stock, which is in turn deemed to have been redeemed for the cash consideration received in the merger. Such deemed redemption of Goodyear stock generally would be treated as having the effect of a distribution of a dividend in the event that the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code.

The determination of whether a holder’s receipt of the cash consideration is not “substantially disproportionate” generally requires a comparison of (x) the percentage of the outstanding Cooper Tire common stock that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding Cooper Tire common stock that is actually and constructively owned by such holder immediately after the merger (including indirectly as a result of owning stock in Goodyear and taking into account any shares of Goodyear common stock actually and constructively owned by such holder prior to the merger, or otherwise acquired in connection with the transaction).

The deemed redemption will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in clause (y) above is less than 80% of the percentage described in clause (x) above. Whether the deemed redemption results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. Generally, if such deemed redemption results in a “meaningful reduction” in the holder’s percentage stock ownership of Cooper Tire, as determined by comparing the percentage described in clause (y) above to the percentage described in clause (x) above, such deemed redemption will be considered “not essentially equivalent to a dividend.” The IRS has indicated in a revenue ruling that a minority shareholder in a publicly traded corporation will experience a “meaningful reduction” if the minority shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs and (iii) experiences any reduction in its percentage stock interest.

In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of shares of Goodyear common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the merger will be taken into account. If such deemed redemption is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend”, the deemed redemption would be taxable as a dividend (in an amount equal to the cash consideration received) to the extent of the holder’s allocable share of the current and accumulated earnings and profits of Goodyear and Cooper Tire. To the extent that the amount of cash consideration exceeds Goodyear’s and Cooper Tire’s current and accumulated earnings and profits, the distribution would first be treated as a tax-free return of capital, causing a reduction in the holder’s adjusted tax basis in its shares of Cooper Tire common stock, and to the extent the amount of the distribution exceeds such tax basis, the excess would be taxed as capital gain recognized on a sale or exchange of such holder’s shares of Cooper Tire common stock. The amount of any such gain would be taxed as described above under the headings “—U.S. Holders” and “—Non-U.S. Holders”, as applicable.

For U.S. Holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. Holders may be eligible for a reduced rate of taxation on dividends, including dividends arising by operation of Section 304 of the Code. For corporate U.S. Holders, dividends (a) may be eligible for a dividends-received deduction and (b) may be subject to the “extraordinary dividend” provisions of the Code, subject in each case to certain requirements and limitations.

Subject to the discussion below under the headings “—Information Reporting and Backup Withholding” and “—FATCA Withholding”, for Non-U.S. Holders, the receipt of any amounts treated as a dividend generally will be subject to U.S. withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless such dividend is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment or fixed place of business of the Non-U.S. Holder). However, because application of Section 304 of the Code to the merger is uncertain and because the application of Section 304 of the Code depends on a holder’s particular circumstances, withholding agents may not be able to determine whether a holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold against all Non-U.S. Holders at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the full amount of the cash consideration received. If a withholding agent withholds a portion of the cash consideration to be received by a Non-U.S. Holder that is exempt from such withholding, the Non-U.S. Holder may apply for a refund.

In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder claiming such reduced rates will be required to deliver a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) to the applicable withholding agent before cash consideration is paid pursuant to the merger. Non-U.S. Holders may seek a refund from the IRS of amounts withheld on distributions in excess of their allocable share of Goodyear’s and Cooper Tire’s current and accumulated earnings and profits, to the extent such amounts are not otherwise subject to U.S. federal income tax.

Section 304 of the Code and the regulations and guidance thereunder are complex. Any holder that actually or constructively owns, or expects to own at the time of the merger, both shares of Cooper Tire common stock and shares of Goodyear common stock is urged to consult its own tax advisors with respect to the application of Section 304 of the Code in its particular circumstances (including as to its tax basis in the shares subject to Section 304 of the Code). In addition, we strongly urge all Non-U.S. Holders to consult their own tax advisors regarding their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the merger, and any actions that may be taken to mitigate any potential adverse tax consequences.

Information Reporting and Backup Withholding

A non-corporate Cooper Tire stockholder may be subject, under certain circumstances, to backup withholding (currently at a rate of 24%) on any cash payments received in the merger. A U.S. Holder generally will not be subject to backup withholding if such holder:

•

furnishes a correct taxpayer identification number, certifies that such holder is not subject to backup withholding on the IRS Form W-9 or successor form (or appropriate substitute) included in the election form/letter of transmittal and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof acceptable to Goodyear or the exchange agent, as applicable, that such holder is otherwise exempt from backup withholding.

A Non-U.S. Holder generally may establish an exemption from backup withholding by certifying its non-U.S. person status under penalties of perjury on a properly completed applicable IRS Form W-8.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the holder timely furnishes the required information to the IRS.

Holders of shares of Cooper Tire common stock are urged to consult their own tax advisors with respect to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, U.S. state or local, non-U.S. or other tax laws and of changes in such laws.

FATCA Withholding

Under Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), a Non-U.S. Holder is subject to a 30% withholding tax on dividends paid on shares of Cooper Tire and Goodyear common stock, including payments treated as dividends by application of Section 304 of the Code, unless (i) if the Non-U.S. Holder is a “non-financial foreign entity”, it provides the applicable payor or financial institution with certain documentation relating to its substantial U.S. owners or otherwise certifies that it does not have any substantial U.S. owners, (ii) if the Non-U.S. Holder is a “foreign financial institution”, it enters into an agreement with the Department of Treasury to, among other things, report certain information regarding its accounts with or interests held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, and it establishes its compliance with these rules by providing to the applicable payor or financial institution with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 (or appropriate successor form) or (iii) the Non-U.S. Holder otherwise qualifies for an exemption from these rules and establishes such exemption by providing the applicable payor or financial institution with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 (or appropriate successor form). The rules relating to FATCA described above may be modified by an applicable intergovernmental agreement between the United States and the jurisdiction in which the Non-U.S. Holder is resident. Non-U.S. Holders are urged to consult their tax advisers regarding how FATCA may apply to them as a result of the merger, including in light of the potential application of Section 304 of the Code to the merger.

We will not pay any additional amounts to Non-U.S. Holders with respect to any amounts withheld, including pursuant to FATCA.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL INCOME TAX EFFECTS RELEVANT THERETO OR A DISCUSSION OF ANY OTHER TYPE OF TAXES. ALL COOPER TIRE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Restrictions on Sales of Shares of Goodyear Common Stock Received in the Merger

All shares of Goodyear common stock received by Cooper Tire stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares of Goodyear common stock received by any Cooper Tire stockholder who becomes an “affiliate” of Goodyear after completion of the merger. This proxy statement/prospectus does not cover resales of shares of Goodyear common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Certain Contracts between Goodyear and Cooper Tire

Goodyear and Cooper Tire are party to commercial arrangements with one another, which are not material, individually or in the aggregate, to either company.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

This section of this proxy statement/prospectus describes the material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following summary is qualified by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein and you are urged to read the full text of the merger agreement because it is the legal document that governs the merger. The rights and obligations of Goodyear, Cooper Tire and Merger Sub, are governed by the express terms and conditions of the merger agreement and not by this summary or any of the other information contained in this proxy statement/prospectus.

The merger agreement contains representations, warranties and covenants by each of the parties to the agreement, which were made only for purposes of the agreement, as of specified dates, and are intended to govern the contractual rights and relationships, and to allocate risks, among the parties to the merger agreement, with respect to the merger as of specified dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified in a number of important respects, including through the use of exceptions for certain matters disclosed by the party that made the representations and warranties to the other party; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Goodyear, Merger Sub, Cooper Tire or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants contained in the merger agreement or any other agreement between such parties may change after the date of each such agreement, which subsequent information may or may not be fully reflected in Goodyear’s or Cooper Tire’s public disclosures or the public disclosures of any of their respective subsidiaries or affiliates. Each such agreement should not be read alone, but should instead be read in conjunction with the other information regarding the respective agreement, the merger, Goodyear, Cooper Tire and their respective affiliates and businesses, which is contained in, or incorporated by reference into, this proxy statement/prospectus, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of Goodyear and Cooper Tire has made or will make with the SEC. See “Where You Can Find More Information” beginning on page 192.

Structure of the Merger

The merger agreement provides, upon the terms and subject to the conditions set forth therein and in accordance with the DGCL, for Merger Sub to merge with and into Cooper Tire, with Cooper Tire continuing as the surviving corporation and a direct, wholly owned subsidiary of Goodyear.

Certificate of Incorporation and Bylaws of the Surviving Corporation

At the effective time of the merger, Cooper Tire’s certificate of incorporation will be amended and restated to be in the form set forth in Exhibit A to the merger agreement, and as so amended will be the certificate of incorporation of the surviving corporation. The bylaws of Merger Sub, as in effect immediately prior to the completion of the merger, will be the bylaws of the surviving corporation, except that all references therein to Merger Sub will be automatically amended and will become references to the surviving corporation.

Timing of Closing

Unless another place and time is agreed to in writing by the parties to the merger agreement, the closing of the merger will occur on the second business day after the satisfaction or (to the extent permitted by applicable law)

waiver of the closing conditions described below under the heading “—Conditions to Completion of the Merger” (other than any condition that by its nature cannot be satisfied until the closing of the merger, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such condition).

Merger Consideration

Conversion of Shares

At the effective time of the merger, each share of Cooper Tire common stock issued and outstanding immediately prior to the effective time (other than the cancelled shares and certain shares of Cooper Tire common stock subject to long-term incentive awards that will be treated in the manner described under the heading “The Merger—Treatment of Cooper Tire Stock Options and Other Long-Term Incentive Awards”) will automatically be cancelled and extinguished and will cease to exist and each holder thereof will cease to have any rights with respect to such shares of Cooper Tire common stock except the right to receive:

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$41.75 in cash, without interest (as such amount of cash may potentially be adjusted as described under the heading “—Share Cap Adjustment”, the “per share cash consideration”), and 0.907 of a validly issued, fully paid and non-assessable share of Goodyear common stock (as such amount may potentially be adjusted as described under the heading “—Share Cap Adjustment”) (such cash consideration and stock consideration together, as they may potentially be adjusted as described under the heading “—Share Cap Adjustment”, the “merger consideration”);

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any dividends or other distributions with a record date prior to the effective time of the merger which have been declared by Cooper Tire in accordance with the merger agreement and which remain unpaid at the effective time;

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(i) promptly after the time of the surrender of certificates formerly representing shares of outstanding Cooper Tire common stock and any book-entry shares of outstanding Cooper Tire common stock to the exchange agent pursuant to the merger agreement, the amount of dividends and other distributions payable in respect of such shares of Goodyear common stock, if any, with a record date after the effective time of the merger and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such shares of Goodyear common stock, if any, with a record date after the effective time but with a payment date subsequent to such surrender to the exchange agent pursuant to the merger agreement, in each case without interest; and

•	any cash to be paid in lieu of any fractional share of Goodyear common stock as described under the heading “—Treatment of Fractional Shares.”

Shares of Cooper Tire common stock owned by Cooper Tire, Goodyear, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries will be cancelled and extinguished in the merger without payment of any consideration, as described under the heading “—Cancelled Shares.”

At or immediately prior to the effective time of the merger, Goodyear will deposit, or cause to be deposited, with the exchange agent, the aggregate merger consideration to which such holders of Cooper Tire common stock will be entitled at the effective time of the merger.

All shares of Goodyear common stock issued pursuant to the merger agreement will be issued in non-certificated, book entry form.

Share Cap Adjustment

If the merger would otherwise result in the issuance of shares of Goodyear common stock (including shares that would be deliverable pursuant to converted long-term incentive awards pursuant to the merger agreement) in excess of the share cap then:

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the exchange ratio will be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Goodyear common stock (including shares that would be deliverable pursuant to converted long-term incentive awards pursuant to the merger agreement) issuable in the merger to not exceed the share cap (the “exchange ratio reduction number”); and

•	the per share cash consideration will be increased by the amount in cash equal to (x) the exchange ratio reduction number multiplied by (y) the parent closing price.

Cancelled Shares

At the effective time of the merger, each (i) share held in the treasury of Cooper Tire, (ii) share of Cooper Tire common stock owned by Goodyear, Merger Sub or Cooper Tire or any of their respective direct or indirect wholly owned subsidiaries immediately before the effective time of the merger and (iii) dissenting share will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of dissenting shares, to the right of the holder thereof to receive any payment as described under the heading “—Dissenting Stockholders.” For the avoidance of doubt, shares of Cooper Tire common stock held in trust by Cooper Tire, Goodyear, Merger Sub or any of their respective subsidiaries or any shares of Cooper Tire common stock that are otherwise set aside from Cooper Tire common stock held in Cooper Tire’s treasury pursuant to any Cooper Tire benefits plan will not be cancelled shares.

Treatment of Fractional Shares

Cooper Tire stockholders will not receive any fractional shares of Goodyear common stock pursuant to the merger. Each Cooper Tire stockholder who would otherwise have been entitled to receive a fraction of a share of Goodyear common stock will receive, in lieu thereof, cash (without interest) in an amount (rounded to the nearest cent) equal to the product of (i) such fractional part of a share of Goodyear common stock multiplied by (ii) the parent closing price. The payment of cash in lieu of issuing fractional shares of Goodyear common stock is not a separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Goodyear that would otherwise be caused by the issuance of fractional shares of Goodyear common stock.

With respect to federal tax withholding, see the discussion under “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 85.

Exchange of Cooper Tire Stock Certificates and Book-Entry Shares

As soon as reasonably practicable after the effective time of the merger, and in any event within two business days thereafter, Goodyear will cause the exchange agent to mail to each holder of record of Cooper Tire common stock converted into the right to receive the merger consideration (A) a letter of transmittal and (B) instructions for use in effecting the surrender of Cooper Tire shares in exchange for the merger consideration.

Cooper Tire stockholders who surrender certificates formerly representing shares of outstanding Cooper Tire common stock or any book-entry shares of outstanding Cooper Tire common stock to the exchange agent will be entitled to receive (x) one or more shares of Goodyear common stock representing, in the aggregate, the whole number of shares of Goodyear common stock, if any, that such holder has the right to receive pursuant to the merger agreement and (y) cash in an amount equal to the cash portion of the merger consideration that such holder has the right to receive pursuant to the merger agreement (including in respect of any dividends and other distributions which such holder has the right to receive pursuant to the merger agreement and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to the merger agreement).

Until so surrendered, certificates formerly representing shares of outstanding Cooper Tire common stock or any book-entry shares of outstanding Cooper Tire common stock (other than certificates formerly representing shares of outstanding Cooper Tire common stock or any book-entry shares of outstanding Cooper Tire common stock representing cancelled shares) will represent solely the right to receive the aggregate merger consideration relating to the shares of Cooper Tire common stock represented by such certificates formerly representing shares of outstanding Cooper Tire common stock or any book-entry shares of outstanding Cooper Tire common stock.

No interest will accrue or be paid on any cash or other consideration payable pursuant to the merger agreement, any cash in lieu of fractional shares or any unpaid dividends and distributions payable pursuant to the merger agreement to such holders of certificates formerly representing shares of outstanding Cooper Tire common stock or any book-entry shares of outstanding Cooper Tire common stock.

Withholding

Each of the surviving corporation, Goodyear, Cooper Tire, Merger Sub and the exchange agent will be entitled to deduct and withhold from (i) the merger consideration (including any dividends or other distributions payable pursuant to the merger agreement and any cash in lieu of fractional shares of Goodyear common stock pursuant to the merger agreement) otherwise payable under the merger agreement to any Cooper Tire stockholder, and (ii) amounts payable pursuant to Cooper Tire stock plans or pursuant to the right of holders of dissenting shares to receive any payment as described under the heading “—Dissenting Stockholders”, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of federal, state, local or foreign tax law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable governmental entity, such withheld or deducted amounts will be treated for all purposes of the merger agreement as having been paid to the holder of the shares of Cooper Tire common stock or other securities in respect of which such deduction and withholding were made. With respect to federal tax withholding, see the discussion under “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 85.

Lost Certificates

If any certificate representing shares of Cooper Tire common stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Goodyear or the surviving corporation, as the case may be, the posting by such person of an indemnity agreement or, at the election of Goodyear or the exchange agent, a bond in such customary amount as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed certificate, the applicable merger consideration with respect to the number of shares of Cooper Tire common stock formerly represented by such lost, stolen or destroyed certificate.

Potential Adjustment to Merger Consideration to Prevent Dilution

If at any time prior to the effective time of the merger, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of Goodyear or Cooper Tire occurs as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the merger consideration, the exchange ratio, the per share cash consideration and any other similarly dependent items, as the case may be, will be appropriately adjusted, without duplication, to provide the holders of shares of Cooper Tire common stock as well as Goodyear and Merger Sub the same economic effect as contemplated by the merger agreement prior to such event (including any adjustments to the exchange ratio required by merger agreement as discussed under the heading “ —Conversion of Shares”). Cash dividends and grants of equity compensation not prohibited by the merger agreement will not result in any adjustment to the exchange ratio.

Treatment of Cooper Tire Stock Options and Other Long-Term Incentive Awards

Cooper Tire Stock Option Awards

Each option to purchase shares of Cooper Tire common stock, whether vested or unvested, will be converted at the effective time of the merger into a right to receive a cash payment equal to the product of the number of shares of Cooper Tire common stock subject to such option and the excess, if any, of the per share cash equivalent over the applicable exercise price per share of the option.

Cooper Tire Stock Unit Awards

Each outstanding Cooper Tire stock unit will be converted at the effective time of the merger into a right to receive the merger consideration, less any required withholding taxes, in respect of a number of shares of Cooper Tire common stock determined as follows: (A) for Cooper Tire performance stock units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of shares of Cooper Tire common stock determined based on actual achievement of the applicable performance goals for such measurement periods, (B) for non-earned Cooper Tire performance stock units, the number of shares of Cooper Tire common stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period and (C) for Cooper Tire restricted stock units, the total number of shares of Cooper Tire common stock underlying such stock units.

Cooper Tire Performance Cash Unit Awards

Each outstanding Cooper Tire performance cash unit will be converted at the effective time of the merger into a right to receive a cash payment equal to the product of (A) the sum of (i) in the case of Cooper Tire performance cash units which have been notionally earned for measurement periods completed prior to the effective time of the merger, but not yet settled, the number of Cooper Tire performance cash units determined based on actual achievement of the applicable performance goals for such measurement periods and (ii) in the case of non-earned Cooper Tire performance cash units, the number of Cooper Tire performance cash units determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the measurement period and the effective time of the merger as compared to the number of days in the entire measurement period, and (B) $1.

Cooper Tire Deferred Compensation Plans

Account balances, whether vested or unvested, under any Cooper Tire benefit plan that provides for the deferral of compensation and represents amounts notionally invested in Cooper Tire common stock will be converted at the effective time of the merger into a right to have allocated to the holder’s account under any such Cooper Tire benefit plan an amount in cash equal to the number of notionally invested shares of Cooper Tire common stock multiplied by the per share cash equivalent.

For additional information on Cooper Tire’s long-term incentive awards, see “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger” beginning on page  68.

Dissenting Stockholders

Shares of Cooper Tire common stock that have not been voted for adoption of the merger agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL, which we refer to as “dissenting shares”, will not be converted into the right to receive the merger consideration at or after the effective time of the merger unless and until the holder of such shares withdraws the demand for such appraisal or becomes ineligible for such appraisal, but rather the holders of dissenting shares will be entitled to payment of the fair value of such dissenting shares in accordance with Section 262 of the DGCL. If a holder of dissenting shares withdraws his or her demand for appraisal or becomes ineligible for such appraisal, then, as of the effective time of the merger or the occurrence of such event, whichever last occurs, each of such holder’s dissenting shares will cease to be a dissenting share and will be converted as of the effective time of the merger into and represent the right to receive the merger consideration, without interest thereon.

Cooper Tire has agreed to give Goodyear prompt notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments received by Cooper Tire relating to stockholders’ rights of appraisal, and Goodyear has the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable law. Cooper Tire may not, except with prior written consent of Goodyear, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable law, or waive any failure by any Cooper Tire stockholder to timely deliver a written demand for appraisal or the taking of any other action by any such holder as may be necessary to perfect appraisal rights under the DGCL, or agree to do any of the foregoing.

Financing and Financing Cooperation

Goodyear and Merger Sub have each agreed to use their reasonable best efforts to take (or cause to be taken) all action and to do (or cause to be done) all things, necessary, proper or advisable to obtain and consummate the committed financing on the terms and conditions contained within the commitment letter, including:

•	maintaining in effect the commitment letter;

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negotiating and entering into definitive agreements with respect thereto (which, with respect to the bridge facility debt financing documentation, shall not be required until reasonably necessary in connection with the funding of the financing) on terms and conditions that are in the aggregate not materially less favorable to Goodyear and Merger Sub than those contemplated by the commitment letter (including, to the extent applicable, any “market flex” provisions), provided that such terms satisfy certain other requirements specified in the merger agreement;

•	satisfying on a timely basis all conditions to obtaining the financing that are applicable to Goodyear and Merger Sub and within their control;

•	consummating the financing contemplated by the commitment letter at or prior to closing of the merger;

•	enforcing the obligations of the other parties to the commitment letter or the definitive agreements with respect thereto (and the rights of Goodyear and Merger Sub); and

•	complying in all material respects with its covenants and other obligations under the commitment letter.

In the event that any portion of the financing becomes unavailable and Goodyear obtains any alternative financing commitment letter, the terms “commitment letter” and “financing” will include any such alternative financing commitment letter and the alternative financing contemplated thereby (in lieu of the commitment letter and the financing so replaced), as applicable.

Goodyear and Merger Sub may not permit any amendment, supplement or other modification of, or waiver of any provision or remedy under, the commitment letter to the extent such amendment, supplement, other modification or waiver would (1) reduce the aggregate amount of net cash proceeds available from the financing below an amount that would be sufficient to satisfy all of Goodyear’s and Merger Sub’s payment obligations under the merger agreement, (2) introduce new or additional conditions that would prevent, impede, delay, impair or reduce the availability of the financing or the ability of Goodyear and Merger Sub to consummate the merger as of the closing of the merger in any respect or (3) adversely impact the ability of Goodyear or Merger Sub to enforce its rights against the other parties to the commitment letter in any material respect. However,

Goodyear and Merger Sub may amend, supplement or modify the commitment letter for the purpose of adding agents, coagents, lenders, arrangers, joint bookrunners or other persons that have not already executed the commitment letter, in each case in accordance with the existing commitment letter so long as such amendment, supplement or modification is otherwise in compliance with Goodyear’s and Merger Sub’s foregoing obligations under the merger agreement.

Goodyear and Merger Sub may cancel or terminate a portion of the commitments provided under the commitment letter or the definitive agreements related thereto to the extent Goodyear and Merger Sub have (x) completed an offering of debt securities and received proceeds in an amount of the commitments so cancelled or terminated so long as (A) such cash proceeds are subject to an escrow reasonably acceptable to Cooper Tire and (B) no term or condition related to such transaction is reasonably likely to prevent, impede, delay or impair the availability of the financing (other than the portion so cancelled or terminated) or the ability of Goodyear and Merger Sub to consummate the merger as of the closing of the merger or (y) otherwise subjected available cash to an escrow reasonably acceptable to Cooper Tire.

Goodyear has agreed to as promptly as reasonably practicable notify Cooper Tire of, among other things, (i) the expiration or termination of the commitment letter or the definitive agreements related thereto, (ii) any breach or default by any party to the commitment letter or the definitive agreements related thereto the effect of which would relieve the financing sources from the obligation to provide the financing in any manner (including in diminution of amount) or would reasonably be expected to delay the consummation of any portion of the funding of the financing and (iii) the receipt of any written notice or other written communication from a financing source with respect to any (x) actual or potential material breach, material default, termination or repudiation by any party to the commitment letter or any of the definitive agreements related thereto or any provisions of the commitment letter or any of the definitive agreements related thereto the effect of which would relieve the financing sources from the obligation to provide the financing or (y) material dispute or disagreement between or among any parties to the commitment letter or any of the definitive agreements related thereto the effect of which would relieve the financing sources from the obligation to provide the financing.

If any portion of the financing becomes unavailable on the terms and conditions contemplated by the commitment letter or the definitive agreements related thereto or the commitment letter or definitive agreements related thereto shall be withdrawn, repudiated, terminated or rescinded, in each case regardless of the reason therefor, Goodyear has agreed to (i) as promptly as reasonably practicable notify Cooper Tire of such unavailability and the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as reasonably practicable following the occurrence of such event, alternative debt financing (in an amount sufficient to replace such unavailable portion of the financing) from the same or other sources; provided that in no event is Goodyear obligated to obtain alternative debt financing on terms and conditions that are in the aggregate materially less favorable to Goodyear and Merger Sub than such unavailable financing (including any applicable “market flex” provision).

Obligations of Cooper Tire to Cooperate with Financing

Cooper Tire has agreed to use reasonable best efforts to provide, and to cause its subsidiaries and representatives to provide, at Goodyear’s sole expense, all cooperation reasonably requested by Goodyear that is customary in connection with the arrangement of the financing or any permitted alternate financing with respect thereto (and other financing matters specified in the merger agreement), so long as such requested cooperation does not unreasonably interfere with the ongoing operations of Cooper Tire and its subsidiaries and subject to other limitations specified in the merger agreement, including, among other things, to use reasonable best efforts to:

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as promptly as practicable following Goodyear’s reasonable request and to the extent available and reasonably necessary for the financing, provide (a) certain audited annual consolidated financial statements and unaudited quarterly consolidated financial statements of Cooper Tire, in each case, satisfying certain requirements specified in the merger agreement (the “required company financial statements”), and (b) other information relating to Cooper Tire and its subsidiaries to the extent reasonably requested by Goodyear to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to placement, arrangement, rating, issuance and/or syndication of loans and/or debt securities;

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participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the financing, in each case, at reasonable times and locations to be mutually agreed and upon reasonable notice;

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request Cooper Tire’s accountants to provide comfort letters relating to Cooper Tire and its subsidiaries customary for financings similar to the financing and consent to the use of the related audit reports in any offering documents related to the financing, in each case, as reasonably requested by Goodyear;

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assist Goodyear in its preparation of one or more credit agreements, note purchase agreements, indentures, purchase agreements, registration rights agreements, currency or interest hedging agreements or other contracts; provided that no obligation of Cooper Tire or any of its subsidiaries under any such contracts or amendments shall be effective until the effective time of the merger;

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in connection with the financing contemplated by the commitment letter, provide customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders;

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assist Goodyear and Merger Sub in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency relating to the financing and a public credit rating for the notes related to the financing from each of such rating agencies; and

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prior to the anticipated closing of the merger, provide all documentation and other information about Cooper Tire or any of its subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by Goodyear in writing.

The Merger Agreement provides that Goodyear will promptly, upon request by Cooper Tire, reimburse Cooper Tire for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Cooper Tire or any of its subsidiaries in connection with the cooperation of Cooper Tire and its subsidiaries described in this section of this proxy statement/prospectus titled “Obligations of Cooper Tire to Cooperate with Financing.” Goodyear has also agreed to indemnify and hold harmless Cooper Tire, its subsidiaries and their respective affiliates and representatives from and against any and all liabilities, losses, damages, claims, costs expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the financing and any information used in connection therewith (other than historical information relating to Cooper Tire or its subsidiaries).

If (i) Cooper Tire fails to deliver the required company financial statements and (ii) the financing (or, if applicable, any alternative financing) is unavailable, despite Goodyear’s reasonable best efforts under the merger agreement, as a direct result of Cooper Tire’s failure to deliver the required company financial statements, then Goodyear shall not be required to consummate the merger unless and until such time that Cooper Tire has delivered the required company financial statements and the conditions described in the section of this proxy statement/prospectus titled “—Conditions to Completion of the Merger” are satisfied or waived (to the extent permitted by applicable law) (other than any condition that by its nature cannot be satisfied until the closing of the merger, but subject to satisfaction or (to the extent permitted by applicable law) waiver of any such condition).

Goodyear and Merger Sub have also acknowledged and agreed that obtaining or consummating any or all of the financing or any other alternative financing is not a condition to the merger, and that if any of the committed financing or other financing is not obtained or consummated, Goodyear and Merger Sub will each continue to be obligated to consummate the merger, subject to the conditions described in the section of this proxy statement/prospectus titled “—Conditions to Completion of the Merger.”

Covenants and Agreements

Conduct of Business

Each of Goodyear and Cooper Tire has agreed to certain covenants in the merger agreement restricting, subject to certain exceptions, the conduct of its respective business between February 22, 2021 and the earlier of effective time of the merger and the termination of the merger agreement.

Interim Operations of Cooper Tire. The merger agreement provides that until the earlier of the effective time of the merger and the termination of the merger agreement, except as (i) otherwise expressly contemplated by the merger agreement, (ii) set forth in the applicable subsection the company disclosure letter to the merger agreement, (iii) required by applicable law, (iv)(A) required to comply with COVID-19 measures or otherwise taken (or not taken) by Cooper Tire or any of its subsidiaries reasonably and in good faith to respond to COVID-19 or COVID-19 measures or (B) taken (or not taken) by Cooper Tire or any of its subsidiaries reasonably and in good faith to respond to any other extraordinary event that was not reasonably foreseeable as of the date of the merger agreement and occurring after the date of the merger agreement that is outside of the control of Cooper Tire or its affiliates and is outside of the ordinary course of business of Cooper Tire and its subsidiaries and joint ventures (and is not related to a takeover proposal (as defined under the heading “—No Solicitation”); provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of the merger agreement, Cooper Tire will use commercially reasonable efforts to provide advance notice to and consult with Goodyear (if reasonably practicable) with respect thereto or (v) consented to in writing by Goodyear (which consent may not be unreasonably withheld, conditioned or delayed), Cooper Tire will, and will cause each of its subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable laws, and will, and will cause each of its subsidiaries to, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its directors, officers and employees and maintain existing relations and goodwill with customers, distributors, lenders, partners (including its joint venture partners and others with similar relationships), suppliers and others having material business associations with it or its subsidiaries.

Subject to the exceptions described in the foregoing clauses (i), (ii), (iii), (iv)(A) and (v) (provided that the parenthetical providing that Goodyear’s consent will not be unreasonably withheld, conditioned or delayed will only apply to certain clauses as set forth in the merger agreement), from the date of the merger agreement until the effective time of the merger, Cooper Tire will not and will use its commercially reasonable efforts to cause its subsidiaries not to:

•	adopt, amend or propose changes to its certificate of incorporation, bylaws or other comparable charter or organizational documents;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid:

•	by any direct or indirect wholly owned subsidiary of Cooper Tire to Cooper Tire;

•	by a non-wholly owned subsidiary of Cooper Tire, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such person;

•	to any other direct or indirect wholly owned subsidiary of Cooper Tire; or

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the scheduled dividend paid by Cooper Tire to holders of Cooper Tire common stock, not in excess of $0.105 per share of Cooper Tire common stock per fiscal quarter, in each case, consistent in all material respects with past practice);

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enter into any contract with respect to voting of its capital stock; provided, however, that Cooper Tire may not declare, set aside or pay any dividend to its stockholders except in accordance with the applicable provisions of the merger agreement including those described below under “—Coordination of Dividends” beginning on page 115;

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issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other rights of Cooper Tire or any of its subsidiaries (other than the issuance of shares of Cooper Tire’s capital stock reserved for issuance on the date of the merger agreement and issued pursuant to the awards under the Cooper Tire stock plan outstanding as of the date of the merger agreement or in respect of account balances under any Cooper Tire benefit plan that provides for the deferral of compensation and represents amounts notionally invested in Cooper Tire common stock as of the date of the merger agreement or as would be permitted pursuant to the terms of the merger agreement);

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split, combine, subdivide or reclassify the shares of Cooper Tire common stock or any other outstanding capital stock of Cooper Tire or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor;

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redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other rights of Cooper Tire or any of its subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on February 22, 2021;

•	except as required pursuant to existing written, binding contracts in effect prior to the date of the merger agreement:

•	pay any severance or termination benefits to any non-employee board member or executive officer;

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pay any severance or termination benefits to any non-executive officer, consultant or employee (other than in accordance with compensation and benefits plans and agreements and practices in existence as of the date of the merger agreement);

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increase in any non-de minimis respect compensation or benefits, pay any bonus or make any new equity awards (other than increases in base salary for employees who are not officers in the ordinary course of business consistent with past practice);

•	establish, adopt, amend, extend, renew or terminate any benefit plan or labor agreement or amend the terms of any outstanding equity-based awards;

•

take any action to accelerate the vesting or payment, or fund or secure the payment, of any material compensation or benefits under any benefit plan (except pursuant to an arrangement that is mutually agreed to by the parties or as already required pursuant to such benefit plan or pursuant to the treatment of Cooper Tire long-term incentive awards under the merger agreement);

•

change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan (other than as required by changes in applicable accounting standards) or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•	forgive any material loans;

•

hire (other than to fill vacancies of positions that have been established as of the date of the merger agreement) or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of $250,000 (for executive officers or employees in the United States or Europe) or in excess of $100,000 (for executive officers or employees in any other geographical area); or

•

except for communications consistent with the merger agreement, accurate descriptions of the effects of the transactions under any labor agreement or as required by applicable law, make any communications authorized by senior management or their delegees (whether written or oral) with the directors, officers or employees regarding the compensation, benefits or other treatment they will receive following the effective time of the merger, unless Cooper Tire has provided Goodyear with prior notice of and the opportunity to review and comment upon any such communications, and Cooper Tire will have considered in good faith all such comments to any such communication;

•

(A) other than borrowings under existing credit facilities in the ordinary course of business consistent with past practice (which may in no event exceed $250,000,000 in the aggregate in excess of the amount outstanding thereunder as of February 22, 2021) or in respect of intercompany borrowing solely among Cooper Tire and its wholly owned subsidiaries or among Cooper Tire’s wholly owned subsidiaries in the ordinary course of business, incur any indebtedness or guarantee any such indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Cooper Tire or any of its subsidiaries, or assume, guarantee or endorse or otherwise become responsible for the obligations of any person, (B) except if required in order to comply with its obligations under the merger agreement, voluntarily retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of Cooper Tire’s indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation in excess of $5,000,000 (other than indebtedness incurred by Cooper Tire or its direct or indirect wholly owned subsidiaries and owed to Cooper Tire or its direct or indirect wholly owned subsidiaries) or (C) make any loans, advances or capital contributions to, or guarantees of or investments in, any other person (other than Cooper Tire or any direct or indirect wholly owned subsidiary of Cooper Tire);

•

make any capital expenditures that, in the aggregate, exceed the amount of the capital expenditures as contemplated by Cooper Tire’s existing capital plan, or would materially accelerate such capital expenditures to any time not substantially consistent with the time periods allocated thereto in Cooper Tire’s existing capital plan, a true and correct copy of which has been made available to Goodyear;

•

waive, release, settle or compromise any pending or threatened action against Cooper Tire or any of its subsidiaries (or in which Cooper Tire or any of its subsidiaries has an obligation to indemnify a party to such action) (excluding certain actions contemplated by the merger agreement), or any other action made or brought after the date of the merger agreement, other than settlements or compromises of any action (1) in which the amount paid by or on behalf of Cooper Tire or any of its subsidiaries (net of any available third-party insurance proceeds) in settlement or compromise does not exceed the applicable reserve with respect to such action, if any, reflected on the consolidated balance sheet of Cooper Tire as of September 30, 2020 by $2,000,000 individually or $5,000,000 in the aggregate or (2) in connection with a settlement or compromise of product liability actions related to individual incidents in the ordinary course of business; provided that in neither clause (1) or (2) will such settlement or compromise include (I) any obligation that would impose any material restrictions on the business or operations of Cooper Tire or its subsidiaries or (II) any admission of wrongdoing or similar admission by Cooper Tire or any of its subsidiaries that would be reasonably expected to negatively affect Cooper Tire or any of its subsidiaries in a material respect beyond the making of any such payment;

•	commence, join in or appeal any action other than in the ordinary course of business;

•

change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or law (except for any minor changes or modifications to such methods, principles or practices in the ordinary course of business);

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than the merger agreement) of Cooper Tire or any of its subsidiaries;

•

other than as would be permitted pursuant to the terms of the merger agreement, acquire assets (whether by merger, tender offer, consolidation, purchase of property or otherwise) outside of the ordinary course of business;

•

transfer, sell, lease, license, mortgage, pledge, surrender, encumber (including by the grant of any option thereon), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets (including any intellectual property), licenses, operations, rights, product lines, businesses or interests therein of Cooper Tire or its subsidiaries, including capital stock of any of its subsidiaries, except in the ordinary course of business consistent with past practice or the sale, cancellation, lapse, expiration or abandonment of obsolete or worn out assets (and in no event may Cooper Tire or any of its subsidiaries engage in any such disposals of obsolete or worn out assets in an amount exceeding $10,000,000 in the aggregate);

•

other than in the ordinary course of business consistent with past practice (A) enter into any contract that would have been a “material contract” (as defined in the merger agreement) had it been entered into prior to the date of the merger agreement, (B) amend, modify, fail to renew, assign, transfer or terminate any material contract (or any contract that would have been a material contract had it been entered into prior the date of the merger agreement) or (C) amend, cancel, modify, assign, transfer, waive, accelerate or defer any material debts or rights under any material contract (or any contract that would have been a material contract had it been entered into prior to the date of the merger agreement), provided that, to the extent that Cooper Tire requests consent from Goodyear in respect of the taking of any action contemplated by this clause and Goodyear has not responded within five business days of Goodyear receiving written notice of such request delivered in accordance with the terms of the merger agreement, Goodyear will be deemed to have consented for the relevant action;

•

other than in the ordinary course of business, (A) make or change any material tax election, (B) change Cooper Tire’s or any of its subsidiaries’ method of accounting for tax purposes, (C) file any material amended tax return, (D) settle, concede, compromise or abandon any material tax claim or assessment, (E) surrender any right to a refund of material taxes or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material taxes;

•	enter into any joint venture, partnership, participation or other similar arrangement;

•

enter into any agreement that limits by its terms in any material respect the ability of Cooper Tire or any of its subsidiaries, or would (or would reasonably be expected to) limit in any material respect the ability of Goodyear or any of its subsidiaries after the effective time of the merger, to compete in or conduct any line of business or compete with any person in any geographic area or during any period;

•

transfer any owned or leased Principal Properties (as defined in the Indenture, dated as of March 17, 1997, between Cooper Tire and The Chase Manhattan Bank, as trustee, that governs Cooper Tire’s 7.625% senior notes due 2027) to any subsidiary of Cooper Tire; or

•

authorize or agree to take or make any commitment to take any of the actions prohibited by the foregoing or enter into any letter of intent or similar contract with respect to any of the foregoing actions.

Interim Operations of Goodyear. The merger agreement provides that until the earlier of the effective time of the merger and the termination of the merger agreement, except as (i) otherwise expressly contemplated by the merger agreement or the financing, (ii) set forth in Goodyear’s disclosure letter to the merger agreement, (iii) required by applicable law, (iv)(A) required to comply with COVID-19 measures or otherwise taken (or not taken) by Goodyear or any of its subsidiaries reasonably and in good faith to respond to COVID-19 or COVID-19 measures or (B) taken (or not taken) by Goodyear or any of its subsidiaries reasonably and in good faith to respond to any other extraordinary event that was not reasonably foreseeable as of the date of the merger agreement and occurring after the date of the merger agreement that is outside of the control of Goodyear or its affiliates and is outside of the ordinary course of business of Goodyear and its subsidiaries; provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of the merger agreement, Goodyear will use commercially reasonable efforts to provide advance notice to and consult with Cooper Tire (if reasonably practicable) with respect thereto or (v) consented to in writing by Cooper Tire (which consent may not be unreasonably withheld, conditioned or delayed), Goodyear will, and will cause each of its subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable laws, and will, and will cause each of its subsidiaries to, use its commercially reasonable efforts to maintain its ability to perform its obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement and the financing.

Subject to the exceptions described in the foregoing clauses (i), (ii), (iii), (iv)(A) and (v) (provided that the parenthetical providing that Cooper Tire’s consent may not be unreasonably withheld, conditioned or delayed will only apply to certain clauses as set forth in the merger agreement), from the date of the merger agreement until the effective time of the merger, Goodyear will not and will cause its subsidiaries not to:

•	adopt a plan of complete or partial liquidation, dissolution or other similar reorganization;

•

other than in the ordinary course of business consistent with past practice or in connection with the financing, mortgage, pledge, surrender, cancel, abandon or create an encumbrance on any material assets of Goodyear or its subsidiaries;

•

other than in the ordinary course of business consistent with past practice, enter into any contract with Goodyear or any subsidiary of Goodyear (other than contracts solely among Goodyear and its subsidiaries) on non-arm’s-length terms (or that are otherwise unfair to Goodyear and its subsidiaries);

•

adopt, amend or propose changes to Goodyear’s or Merger Sub’s certificate of incorporation, bylaws or other comparable charter or organizational documents that would be adverse in any material respect to holders of Cooper Tire common stock, or otherwise take any action to exempt any person from any provision of Goodyear’s organizational documents;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for cash dividends paid:

•	by any direct or indirect wholly owned subsidiary of Goodyear to Goodyear;

•	by a non-wholly owned subsidiary of Goodyear, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such person;

•	to any other direct or indirect wholly owned subsidiary of Goodyear;

•

if resumed (and provided that Goodyear has provided prior written notice to Cooper Tire of its intentions to resume its quarterly dividend consistent with past practice prior to its temporary suspension), a scheduled dividend paid by Goodyear to Goodyear shareholders, not in excess of $0.16 per share of Goodyear common stock per fiscal quarter, in each case, consistent with past practice prior to Goodyear’s temporary suspension announced on April 16, 2020 of its quarterly dividend on shares Goodyear common stock) or enter into any contract with respect to voting of its capital stock; provided, however, that Goodyear may not declare, set aside or pay any dividend to its stockholders except in accordance with the terms of the merger agreement;

•

issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other rights of Goodyear or any of its subsidiaries (other than the issuance of shares of Goodyear’s capital stock reserved for issuance on February 22, 2021 and issued pursuant to the awards under any Goodyear stock plan outstanding as of February 22, 2021);

•

split, combine, subdivide or reclassify the shares of Goodyear common stock or any other outstanding capital stock of Goodyear or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor;

•

redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other rights of Goodyear or any of its subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on February 22, 2021;

•

subject to certain exceptions, (A) acquire any other person or business or any material assets or properties of any other person (whether by merger, tender offer, consolidation, purchase of property or otherwise) or (B) make any material investment in any other person or business either by purchase of stock or securities, contributions to capital, property transfers or purchase of assets or properties of any person other than a wholly owned subsidiary of Goodyear, except in each case of the foregoing clauses (A) or (B) for acquisitions or investments that in each case would not reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the merger, the other transactions contemplated by the merger agreement and the financing;

•	convene any meeting of Goodyear shareholders for the purpose of revoking or varying the authority of the directors of Goodyear to allot Goodyear common stock;

•

take, or omit to take, any action, including any borrowing or increase in commitments, that would result in the funding of the full amount of the financing contemplated by the commitment letter to not be permitted in full under the debt documents (as defined in the merger agreement); or

•

authorize or agree to take or make any commitment to take any of the actions prohibited by the foregoing or enter into any letter of intent or similar contract with respect to any of the foregoing actions.

Cooper Tire Special Meeting

The merger agreement requires Cooper Tire, as promptly as reasonably practicable after the date of mailing of the proxy statement, which mailing will take place as promptly as reasonably practicable after this registration statement on Form S-4 is declared effective by the SEC, to take all actions in accordance with applicable law, its constituent documents and the rules of the NYSE to duly call, give notice of, convene and hold the Cooper Tire special meeting, for the purpose of considering and taking action upon the adoption of the merger agreement.

Cooper Tire may adjourn or postpone the Cooper Tire special meeting (1) with the consent of Goodyear, (2) if there are insufficient shares of Cooper Tire common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Cooper Tire special meeting or (3) for a single period not to exceed 15 Business Days, to solicit additional proxies if necessary to obtain the Cooper Tire stockholder approval. Goodyear may also postpone the Cooper Tire special meeting upon written request to Cooper Tire for a single period not to exceed 15 business days in order to solicit additional proxies if necessary to obtain the Cooper Tire stockholder approval; and Goodyear may only compel such extension on one occasion. Unless otherwise agreed to by each of Goodyear and Cooper Tire, (x) the Cooper Tire special meeting may not be adjourned or postponed to a date that is more than 15 business days after the date for which the meeting was previously scheduled and (y) Cooper Tire may not postpone the Cooper Tire special meeting without the prior written consent of Goodyear if doing so would require the setting of a new record date.

Without the prior written consent of Goodyear or as required by applicable law, (1) the adoption of the merger agreement is the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Cooper Tire in connection with the transactions contemplated by the merger agreement and matters of procedure) that Cooper Tire may propose to be acted on by Cooper Tire stockholders at the Cooper Tire special meeting and Cooper Tire may not submit any other proposal to such stockholders in connection with the Cooper Tire special meeting or otherwise (other than, if the Cooper Tire special meeting is also Cooper Tire’s annual meeting of stockholders, proposals customarily brought in connection with Cooper Tire’s annual meeting of stockholders) and (2) Cooper Tire may not call any meeting of its stockholders other than the Cooper Tire special meeting (other than, if the Cooper Tire special meeting is not combined with Cooper Tire’s annual meeting of stockholders, Cooper Tire’s annual meeting of stockholders). The Cooper Tire special meeting may only be combined with Cooper Tire’s annual meeting of stockholders (x) upon a good faith determination by Cooper Tire in consultation with Goodyear that such a combination would not be reasonably likely to cause a material impediment to the ability of Cooper Tire to conduct the business required to be addressed at the Cooper Tire special meeting and (y) with Goodyear’s prior written consent not to be unreasonably withheld, conditioned or delayed. Cooper Tire has agreed to otherwise coordinate and cooperate with Goodyear with respect to the timing of the Cooper Tire special meeting and has agreed to provide updates to Goodyear with respect to the proxy solicitation for the Cooper Tire special meeting (including interim results) as reasonably requested by Goodyear.

Under the merger agreement, Goodyear agreed to vote, or cause to be voted, all of the shares of Cooper Tire common stock beneficially owned by it, Merger Sub or any of its other subsidiaries and affiliates in favor of the adoption of the merger agreement.

No Solicitation

Cooper Tire has agreed that from the date of the merger agreement it will, and will cause each of its subsidiaries and representatives to: immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to a takeover proposal (as defined below). Cooper Tire further agreed that it will, and will cause each of its subsidiaries and representatives not to, directly or indirectly:

•

solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a takeover proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a takeover proposal, except to notify such person of the existence of such obligations under the merger agreement (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted by the merger agreement);

•

approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, agreement or agreement in principle, merger agreement or other similar contract with respect to a takeover proposal; or

•	grant any waiver, amendment or release under any standstill or confidentiality agreement.

A “takeover proposal” is any inquiry, proposal or offer:

•

for or with respect to a merger, consolidation, business combination, recapitalization, reorganization, exchange or tender offer, binding share exchange, joint venture, dissolution or other similar transaction involving Cooper Tire;

•	to acquire in any manner, directly or indirectly, more than 15% of the outstanding Cooper Tire common stock; or

•

to acquire in any manner (including the acquisition of stock in any subsidiary of Cooper Tire), directly or indirectly, assets or businesses of Cooper Tire or its subsidiaries representing more than 15% of the consolidated assets, revenues or net income of Cooper Tire, as measured by Cooper Tire’s financial statements for the fiscal year ending December 31, 2020.

However, if at any time prior to obtaining the Cooper Tire stockholder approval, Cooper Tire or any of its representatives receive a bona fide written takeover proposal from a person or group, which did not result from any breach of the no solicitation provision of the merger agreement (other than any violation that is immaterial in scope and effect), Cooper Tire and its representatives may to the extent that the Cooper Tire Board or any duly constituted and authorized committee of the Cooper Tire Board determines in good faith, after consultation with financial advisors and legal counsel, that the failure to take such action, in light of the takeover proposal and the terms of the merger agreement, would be inconsistent with the Cooper Tire Board’s fiduciary duties under applicable law and that such takeover proposal constitutes or would reasonably be expected to lead to a superior proposal (as defined below):

•

following execution of a confidentiality agreement that contains customary confidentiality provisions and contains provisions no less restrictive of the counterparty to Cooper Tire thereto than those included in the confidentiality agreement between Cooper Tire and Goodyear (an “acceptable confidentiality agreement”) with such person, furnish information (including non-public information) with respect to Cooper Tire and its subsidiaries to the person or group who has made such takeover proposal; provided, that prior to such disclosure Cooper Tire will provide to Goodyear any non-public information concerning Cooper Tire or any of its subsidiaries that is made available to such person or group to the extent not previously provided to Goodyear or its representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons making such takeover proposal.

Cooper Tire has agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the merger agreement which prohibits Cooper Tire from providing any information to Goodyear in accordance with the terms of the merger agreement or that contains terms less restrictive with respect to such person than the terms of the confidentiality agreement entered into with Goodyear (provided, however, that any such confidentiality agreement is not required to contain any standstill provisions).

Cooper Tire has agreed to inform Goodyear promptly (and in any event within 24 hours of its knowledge of receipt thereof) of any proposals or offers with respect to any takeover proposal or its knowledge of any request for non-public information or any discussions from and after the date of the merger agreement that are sought to be initiated or any discussions that were ongoing or ceased prior to the date of the merger agreement that are sought to be resumed or continued with Cooper Tire or any of its representatives in connection therewith that is made by or on behalf of any person that is reasonably capable of delivering a bona fide takeover proposal (indicating the identity of the person making the inquiry or proposal and the material terms of any such proposal, including copies of related written requests, offers or proposed contracts).

Cooper Tire has agreed to keep Goodyear reasonably informed of any material developments, discussions or negotiations regarding any takeover proposal on a prompt basis (and in any event within 24 hours of any material development, discussion or negotiation). In the event that any person modifies its takeover proposal in any material respect, Cooper Tire has agreed to notify Goodyear in writing within 24 hours of its knowledge of receipt of such modification of the fact that such takeover proposal has been modified and the terms of such modification (including, if applicable, copies of written documentation reflecting such modification).

A “superior proposal” is a takeover proposal:

•

that if consummated would result in a third-party (or in the case of a direct merger between such third-party and Cooper Tire, the shareholders of such third-party) acquiring, directly or indirectly, more than 50% of the voting power of Cooper Tire common stock or all or substantially all the assets of Cooper Tire and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities;

•	that is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein; and

•

that the Cooper Tire Board determines in good faith, after consultation with legal counsel and its financial advisor (taking into account any changes to the merger agreement proposed by Goodyear as described under the heading “—Cooper Tire Board’s Recommendation to Stockholders”), is more favorable to Cooper Tire stockholders than the consideration to be received by Cooper Tire stockholders in the merger.

Cooper Tire Board’s Recommendation to Stockholders

The Cooper Tire Board has resolved to recommend to Cooper Tire stockholders that they adopt the merger agreement (the “merger recommendation”) and directed that such matter be submitted for consideration of Cooper Tire stockholders at the Cooper Tire special meeting. The merger agreement provides that, subject to the exceptions described below, the Cooper Tire Board may not:

•

(A) fail to include the merger recommendation in the proxy statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Goodyear, the merger recommendation, (C) take any action by board resolution or in any public respect or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication or (D) adopt, approve or recommend, or publicly propose to approve or recommend to Cooper Tire stockholders a takeover proposal (the actions described in this bullet being referred to as an “adverse recommendation change”);

•

authorize, cause or permit Cooper Tire or any of its subsidiaries to enter into any letter of intent, agreement in principle, merger agreement or other similar contract with respect to any takeover proposal (other than an acceptable confidentiality agreement) (each, a “company acquisition agreement”); or

•	take any action to terminate the merger agreement in light of a superior proposal.

Prior to obtaining Cooper Tire stockholder approval, the Cooper Tire Board may enter into a company acquisition agreement if prior to taking such action the Cooper Tire Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and legal counsel, that failure to take such action would be inconsistent with the Cooper Tire Board’s fiduciary duties under applicable law and that such takeover proposal constitutes a superior proposal. However, prior to taking such action, Cooper Tire and the Cooper Tire Board have agreed to comply with the following procedures:

•

Cooper Tire has given Goodyear at least four calendar days’ prior written notice of its intention to take such action (which notice will include an unredacted copy of the superior proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments relating thereto);

•

Cooper Tire has negotiated, and has caused its representatives to negotiate, in good faith with Goodyear during such notice period (to the extent Goodyear wishes to negotiate) to enable Goodyear to propose in writing an offer binding on Goodyear to effect revisions to the terms of the merger agreement such that it would cause such superior proposal to no longer constitute a superior proposal;

•

following the end of such notice period, the Cooper Tire Board or any duly constituted and authorized committee thereof has considered in good faith such binding offer, and has determined in good faith, after consultation with its financial advisors and legal counsel, that the superior proposal continues to constitute a superior proposal if the revisions proposed in such binding offer were to be given effect;

•

in the event of any material change to the terms of such superior proposal (it being understood that any change in financial terms and any formal written modification will be deemed material), Cooper Tire has, in each case, again complied with the requirements of the merger agreement as described in the previous two bullets of this heading “Cooper Tire Board’s Recommendation to Stockholders” and has delivered to Goodyear an additional notice consistent with that described in the first bullet above and the notice period will have recommenced, except that the notice period will be at least three calendar days rather than the four calendar days otherwise contemplated by the first bullet above; and

•

if applicable, the Cooper Tire Board (or any duly constituted and authorized committee thereof) has terminated the merger agreement in light of a superior proposal to enter into a company acquisition agreement with respect to such superior proposal; and provided, further, that Cooper Tire has complied with its obligations under the merger agreement as described under this heading “Cooper Tire Board’s Recommendation to Stockholders” (other than any violation that is immaterial in scope and effect); and provided, further, that any purported termination of the merger agreement pursuant to the merger agreement as described in this sentence will be void and of no force and effect, unless the termination is in accordance with the terms of the merger agreement relating to termination in the case of a superior proposal and, to the extent required under the terms of the merger agreement, Cooper Tire pays Goodyear the applicable termination fee in accordance with the applicable terms of the merger agreement prior to or concurrently with such termination.

In addition, prior to obtaining the Cooper Tire stockholder approval, the Cooper Tire Board may change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Goodyear, the merger recommendation (a “change of recommendation”) if and only if: (i) the Cooper Tire Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the Cooper Tire Board’s fiduciary duties under applicable law; (ii) such action is not in response to the receipt, existence of or terms of a takeover proposal or a superior proposal or any inquiry related thereto or the consequences; and (iii) such action is in response to a material development, fact, change, event, effect, occurrence or circumstance that was not known or reasonably foreseeable, or, if known (or reasonably foreseeable), the consequences of which were not known or reasonably foreseeable, to the Cooper Tire Board as of the date of the merger agreement and becomes known to the Cooper Tire Board prior to the time of the Cooper Tire stockholder approval (excluding any takeover proposal, an “intervening event”). However, prior to taking such action, Cooper Tire and the Cooper Tire Board have agreed to comply with the following procedures:

•

the Cooper Tire Board has given Goodyear at least four calendar days’ prior written notice of its intention to take such action absent any revision to the terms and conditions of the merger agreement, which notice will describe the intervening event and the basis for such intended change of recommendation in reasonable detail;

•

Cooper Tire has negotiated, and has caused its representatives to negotiate, in good faith with Goodyear and Merger Sub during such notice period after giving any such notice (to the extent Goodyear wishes to negotiate) to enable Goodyear to propose in writing an offer binding on Goodyear and Merger Sub to effect revisions to the terms of the Merger Agreement; and

•

at the end of such notice period, the Cooper Tire Board or any duly constituted and authorized committee thereof has considered in good faith any such binding offer, and has determined in good faith, based on the information then available and after consultation with its financial advisors and outside legal counsel, that failure to make such change of recommendation due to the intervening event would be inconsistent with the Cooper Tire Board’s fiduciary duties under applicable law.

Nothing contained in the merger agreement prohibits Cooper Tire or the Cooper Tire Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to Cooper Tire stockholders if, in the Cooper Tire Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable law or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any such disclosure does not reaffirm the merger recommendation, it will be deemed to be an adverse recommendation change.

Cooper Tire has also agreed that it will (i) promptly request each person that has executed a confidentiality agreement in connection with such person’s consideration of an acquisition of Cooper Tire or any of its subsidiaries return or destroy all confidential information furnished to such person by or on behalf of Cooper Tire or any of its subsidiaries or any of their respective representatives and (ii) immediately terminate all physical and electronic data room access for any such person and any of its representatives to diligence or other information regarding Cooper Tire or any of its subsidiaries. Cooper Tire has further agreed to enforce the standstill provisions of any such agreement and agreed to take all steps necessary to terminate any waiver that may have been granted to any person other than Goodyear or its affiliates under any confidentiality or standstill provisions in any such agreement, except if and to the extent that the Cooper Tire Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the taking of any action in connection with the foregoing would be inconsistent with the fiduciary duties of the members of the Cooper Tire Board under applicable law.

Any action, or failure to take action, that is taken by a director or officer of Cooper Tire, in violation of the provisions of the merger agreement described under this heading “Cooper Tire Board’s Recommendation to Stockholders” will be deemed to be a breach of the merger agreement by Cooper Tire. Cooper Tire has agreed to use its reasonable best efforts to prevent any other employee or representative of Cooper Tire from taking any action or failing to take any action in violation of the provisions of the merger agreement described under this heading “Cooper Tire Board’s Recommendation to Stockholders.”

Reasonable Best Efforts Covenant

Goodyear, Merger Sub and Cooper Tire have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable laws to consummate and make effective in the most reasonably expeditious manner possible the transactions contemplated by the merger agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by the merger agreement, (ii) the satisfaction of all of the conditions to consummating the transactions contemplated by the merger agreement, (iii) taking all actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any third-party, including any governmental entity (which actions will include furnishing all information required under the HSR Act or other applicable antitrust laws or applicable FDI laws and in connection with approvals of or filings with any other governmental entity) required to be obtained or made by Goodyear, Merger Sub, Cooper Tire or any of their respective subsidiaries in connection with the transactions contemplated by the merger agreement or the taking of any action contemplated by the merger agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement. Additionally, each of Goodyear and Cooper Tire have agreed to use all reasonable best efforts to fulfill all conditions precedent to the merger and may not take any action that would reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement, including the obtaining of, or result in not obtaining, any permission, approval or consent from any governmental entity necessary to be obtained prior to the closing of the merger.

Prior to the closing of the merger, Goodyear, Merger Sub and Cooper Tire have agreed to promptly consult with the other parties with respect to and, to the extent permitted by applicable law, promptly provide any relevant information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), keep the other parties apprised of the status of, all filings made by such party with any governmental entity or any other information supplied by such party to, or correspondence with, a governmental entity in connection with the merger agreement and the transactions contemplated by the merger agreement, inform and consult with each other regarding communication from any governmental entity and, to the extent not prohibited by such governmental entity, permit the other to participate in substantive discussions with such governmental entity with respect to the merger.

Cooper Tire and Goodyear have agreed to jointly devise the strategy and direct all matters for obtaining clearances, approvals or waiting-period expirations under antitrust laws or applicable FDI laws, including any filings, notifications, submissions and communications with or to any governmental entity in connection therewith. However, Goodyear may not commit to or agree with any governmental entity to stay, toll or extend any applicable waiting period under the HSR Act or any other applicable antitrust laws, without Cooper Tire’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Goodyear, Merger Sub and Cooper Tire have agreed to respond as promptly as practicable to any inquiries or requests for documentation or information or any second request received from the FTC or the DOJ (but in any event each party will substantially comply with such request within four months of such request being issued unless otherwise agreed to in writing by the other party) and to all inquiries and requests received from any other governmental entity in connection with any other applicable antitrust laws or FDI laws.

In the event of any dispute between the parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under applicable antitrust laws or applicable FDI laws with respect to the transactions contemplated by the merger agreement (other than certain matters set forth in the merger agreement), Goodyear, Merger Sub and Cooper Tire will escalate such dispute to the general counsels of Cooper Tire and Goodyear for good faith resolution. However, if after such escalation the parties are unable to resolve such dispute, then Goodyear will have the right to make such determination. Notwithstanding the foregoing, but subject to Goodyear’s and Merger Sub’s obligations described in the first paragraph under this heading “Reasonable Best Efforts Covenant”, Goodyear and Cooper Tire have agreed that Goodyear will have the ultimate right to determine the nature of any remedy action (as defined below) to be taken by Goodyear and Merger Sub for the purpose of securing any required approvals under the HSR Act or any other applicable antitrust laws or any applicable FDI laws.

In addition to the foregoing, Cooper Tire and Goodyear have agreed to:

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use reasonable best efforts to file, as promptly as reasonably practicable, but in any event no later than 10 business days after the date of the merger agreement, notifications under the HSR Act (which Goodyear and Cooper Tire filed on March 8, 2021);

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use reasonable best efforts to file (including, for the avoidance of doubt, making any initial filing with an applicable governmental entity), as promptly as reasonably practicable, but in any event no later than 45 business days after the date of the merger agreement (unless the applicable governmental entity has indicated to any of the parties to the merger agreement that such governmental entity would not accept such initial filing at such time, in which case, the parties have agreed to use their respective reasonable best efforts to make such filing as promptly as reasonably practicable after such governmental entity indicates that it will accept such initial filing), any other filings and/or notifications under applicable antitrust laws or applicable FDI laws, and, if applicable, request early termination of any waiting period with respect to the transactions contemplated by the merger agreement;

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use reasonable best efforts to file as soon as practicable any other applicable notifications or other forms and documentation necessary to obtain any consents, clearances or approvals under or in connection with any applicable antitrust law or applicable FDI Law or in connection with the approval or authorization of or filings with any governmental entity required to be obtained or made by Goodyear, Merger Sub, Cooper Tire or any of their respective affiliates in connection with the transactions contemplated by the merger agreement or the taking of any action contemplated by the merger agreement;

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use reasonable best efforts to respond, as promptly as practicable, to any inquiries and requests received from the FTC and the antitrust division of the DOJ for additional information or documentation;

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use reasonable best efforts to respond, as promptly as practicable, to all inquiries and requests for additional information and documentation received from any state attorney general or any other governmental entity in connection with approvals of or filings with any other governmental entity required to be obtained or made by Goodyear, Merger Sub, Cooper Tire or any of their respective affiliates in connection with the transactions contemplated by the merger agreement or the taking of any action contemplated by the merger agreement;

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use all reasonable best efforts to resolve such objections, if any, as may be asserted by any governmental entity with respect to the transactions contemplated by the merger agreement under applicable antitrust laws or applicable FDI laws;

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cooperate and use all reasonable best efforts to vigorously contest, resist and litigate any action challenging any of the transactions contemplated by the merger agreement as violative of antitrust laws or otherwise challenged by any governmental entity (including pursuant to any applicable FDI laws), and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, restraint or other order that is in effect and that prohibits, prevents or restricts consummation of the merger or any other transactions contemplated by the merger agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal; and

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use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other applicable antitrust laws or other applicable FDI laws with respect to the transactions contemplated by the merger agreement as promptly as possible after the execution of the merger agreement.

Goodyear and Merger Sub have agreed to, and have agreed to cause their subsidiaries to (i) take any and all actions required to obtain all required approvals under the HSR Act and other applicable antitrust laws and applicable FDI laws and (ii) become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, contract or order to (A) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Cooper Tire, the surviving corporation, Goodyear, Merger Sub or any of their respective affiliates, (B) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of Cooper Tire, the surviving corporation, Goodyear, Merger Sub or any of their respective affiliates in any manner or (C) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Cooper Tire, the surviving corporation, Goodyear, Merger Sub or any of their respective affiliates (subject to certain exception as set forth in the merger agreement) (any of the foregoing a “remedy action”).

However, notwithstanding the foregoing:

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neither Goodyear nor Merger Sub nor any of their respective subsidiaries will be required to take or agree to take (and, without the prior written consent of Goodyear, Cooper Tire, its subsidiaries and its joint ventures (subject to the terms of the merger agreement) may not take or agree to take) any action (including any remedy action) that, individually or in the aggregate with all other actions (including any remedy actions), would or would reasonably be expected to result in or be a burdensome condition (as defined below);and

•

if requested by Goodyear, Cooper Tire will become subject to, consent to, or offer or agree to, or otherwise take any action (including any remedy action) with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on Cooper Tire in the event the closing of the merger occurs.

To assist Goodyear in complying with the foregoing obligations, Cooper Tire will, and will cause its subsidiaries to, provide to Goodyear such cooperation as may be reasonably requested by Goodyear.

As used in this proxy statement/prospectus “burdensome condition” means the executing or carrying out, consenting to or to offer to or to agree to, or otherwise take any action (including any remedy action) with respect to, any requirement, condition, limitation, understanding or agreement (including consent decrees and undertakings) in respect of, in anticipation of or pursuant to any action contemplated by the foregoing that, individually or in the aggregate with all other such actions pursuant to the foregoing, would reasonably be expected to result in a material adverse effect on the business, financial condition or operations of Goodyear and its subsidiaries, taken as a whole, after giving effect to the transactions contemplated by the merger agreement (including, for the avoidance of doubt, Cooper Tire and its subsidiaries and joint ventures).

Treatment of Cooper Tire Indebtedness

Under the merger agreement, if requested by Goodyear in writing at least 10 business days prior to the date of the consummation of the merger, Cooper Tire has agreed to use, and has agreed to cause its subsidiaries to use, reasonable best efforts to arrange for customary payoff letters and instruments of discharge providing for the payoff, discharge and termination on the date of the consummation of the merger of all then-outstanding obligations under the Cooper Tire credit agreement or any other indebtedness of Cooper Tire to be delivered to Goodyear no later than three business days prior to the date of the consummation of the merger.

Certain Employee Benefits Matters

Following the signing of the merger agreement, Cooper Tire deposited an additional $58,811,995 in cash to a rabbi trust for the benefit of all beneficiaries under the rabbi trust agreement, which include Cooper Tire’s executive officers, directors and employees other than executive officers, pursuant to preexisting contractual commitments requiring Cooper Tire to fund the benefits payable to directors, executive officers and certain other employees under each of Cooper Tire’s nonqualified deferred compensation plans, the Severance Pay Plan and the rabbi trust agreement.

From the effective time of the merger until the first anniversary of the closing of the merger, Goodyear has agreed to provide to each employee of Cooper Tire and its subsidiaries whose terms and conditions of employment were not, and do not become, subject to a labor agreement (the “non-union employees”) (i) cash compensation (excluding equity and long-term incentive awards) that is no less favorable, in the aggregate, than the cash compensation (excluding equity and long-term incentive awards) provided to each such employee immediately before the effective time of the merger, (ii) equity and long-term incentive award opportunities that are no less favorable, in the aggregate, than the equity and long-term incentive award opportunities provided by Goodyear to its similarly situated employees, (iii) benefits (excluding severance benefits and equity and long-term incentive awards) that are no less favorable, in the aggregate, than either the benefits (excluding severance benefits and equity and long-term incentive awards) provided to each such employee immediately before the effective time of the merger or such benefits (excluding severance benefits and equity and long-term incentive awards) provided by Goodyear to its similarly situated employees, as determined by Goodyear and (iv) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such non-union employee immediately before the effective time of the merger for any such employee. As to each employee of Cooper Tire or its subsidiaries whose terms and conditions of employment were subject to a labor agreement (the “union employees”), Goodyear has agreed to cause the surviving corporation to comply with the terms and conditions of each applicable labor agreement, in a manner consistent with applicable law.

From and after the closing of the merger, Goodyear has agreed to honor all compensation and benefit plans, programs, policies, practices or agreements maintained or sponsored by Cooper Tire, or to which Cooper Tire is a party, as such plans, programs, policies, practices or agreements are in effect on the date of the merger agreement (it being understood that this paragraph will not be deemed to prohibit Goodyear or its affiliates from amending, modifying, replacing or terminating such arrangements in accordance with their terms).

For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any pension plan sponsored by Goodyear) under the employee benefit plans of Goodyear providing benefits to any non-union employees after the effective time of the merger (the “new plans”), Goodyear has agreed that each non-union employee will be credited with his or her years of service with Cooper Tire or predecessors before the effective time of the merger, to the same extent as such employee was entitled, before the effective time of the merger, to credit for such service under any similar Cooper Tire benefit plans in which such employee participated or was eligible to participate immediately prior to the effective time of the merger, provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each non-union employee will be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage under such new plan is comparable to a Cooper Tire benefit plan in which such employee participated immediately before the consummation of the merger (the “old plans”); and (ii) for purposes of each new plan providing medical, dental, pharmaceutical and/or vision benefits to any non-union employee, Goodyear will cause all pre-existing condition exclusions and actively-at-work requirements of such new plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Cooper Tire benefit plans in which such employee participated immediately prior to the effective time of the merger, and Goodyear will cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the old plan ending on the date such employee’s participation in the corresponding new plan begins to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan.

Without limiting the generality of the foregoing, Cooper Tire and Goodyear have agreed to take all actions necessary to effectuate the merger severance plan in accordance with the terms set forth in Cooper Tire’s disclosure letter.

Goodyear has agreed to continue, or to cause the surviving corporation to continue, the AIP for the remainder of the performance period in which the closing of the merger occurs and to pay bonuses to the non-union employees pursuant to the AIP in respect of the full performance period in which the closing of the merger occurs, in accordance with the terms of the AIP as in effect immediately prior to the closing of the merger, and such bonus payments will be paid at the time such bonus payments would have otherwise been paid absent the consummation of the merger. Goodyear has agreed to determine, in its sole discretion (exercised in good faith), the level of achievement and the amount payable to each non-union employee under the AIP after the closing of the merger, consistent with the methodologies used and determinations made by Cooper Tire for payouts under the AIP for the immediately preceding performance period, with the results adjusted to reflect the impact of the merger, including any expenses incurred by Cooper Tire in connection with the merger. Any bonus payments made to participants in the Severance Pay Plan will be reduced to the extent that the participant received a prorated payment of the participant’s AIP bonus upon the closing of the merger for the performance period in which the closing of the merger occurs pursuant to the Severance Pay Plan.

Nothing in the merger agreement amends or is to be treated as an amendment of, or undertaking to amend, any benefit plan or prohibits Goodyear or any of its affiliates, including the surviving corporation, from amending or terminating any existing Cooper Tire employee benefit plan.

The provisions described above are solely for the benefit of the parties to the merger agreement and do not confer upon any individual, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever.

For additional information on certain other compensation-related matters covered in the merger agreement that affect Cooper Tire’s directors and executive officers, please see the section titled “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger” beginning on page 68.

Indemnification and Insurance of Cooper Tire Directors and Officers

Goodyear has agreed that:

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for six years after the effective time of the merger, it will, and will cause, the surviving corporation to indemnify and hold harmless each present and former director or officer of Cooper Tire and its subsidiaries, or any other person that is or was serving at the request of Cooper Tire as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Cooper Tire, together with such person’s heirs, executors or administrators, with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with any claim or proceeding (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that such person was a director, officer, employee or agent of Cooper Tire or any of its subsidiaries (including in connection with serving at the request of Cooper Tire or any such subsidiary as a director, officer, employee, agent, trustee or fiduciary of another person) or (ii) acts or omissions by such person in his or her capacity as a director or officer of Cooper Tire or a subsidiary of Cooper Tire or taken at the request of Cooper Tire or any of its subsidiaries, in each case under (i) or (ii), at, or at any time prior to, the effective time of the merger, to the fullest extent permitted or required by applicable law or that Cooper Tire would have been required under its certificate of incorporation or bylaws in effect on the date of the merger agreement, to indemnify such person;

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for six years after the effective time of the merger, it will, and will cause the surviving corporation to, advance any expenses (including reasonable fees and expenses of legal counsel) of any indemnified party under the merger agreement as described under this heading “Indemnification and Insurance of Cooper Tire Directors and Officers” (including in connection with enforcing the indemnity and other obligations referred to under this heading “Indemnification and Insurance of Cooper Tire Directors and Officers”) as incurred to the fullest extent that Cooper Tire would have been required under its certificate of incorporation or bylaws in effect on the date of the merger agreement, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it is determined that such person is not entitled to be indemnified in accordance with the merger agreement; and

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for six years after the effective time of the merger, it will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Cooper Tire and its subsidiaries, or provide substitute policies or purchase or cause the surviving corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date of the merger agreement, with respect to matters arising on or before the effective time of the merger covering without limitation the merger and the other transactions contemplated in the merger agreement; provided, however, that after the effective time of the merger, Goodyear will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Cooper Tire prior to the date of the merger agreement in respect of the coverage required to be obtained pursuant to the merger agreement, but in such case will purchase as much coverage as reasonably practicable for such amount. However, if the surviving corporation purchases a “tail policy” and the same coverage costs on an annual basis more than 300% of such last annual premium, the surviving corporation will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium.

Cooper Tire may prior to the effective time of the merger purchase a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by Cooper Tire and its subsidiaries with respect to matters existing or occurring prior to the effective time of the merger, covering without limitation the merger and the transactions contemplated in the merger agreement; provided, however, that Cooper Tire will not pay an aggregate amount for such policy in excess of 450% of the current aggregate annual premium paid by Cooper Tire for the existing policy, and Cooper Tire will reasonably consult with Goodyear regarding the purchase of such “tail policy” prior to the purchase of such “tail policy.” If such prepaid “tail policy” has been obtained by Cooper Tire, it will be deemed to satisfy all its obligations to obtain insurance pursuant to the merger agreement and the surviving corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

Coordination of Dividends

If Goodyear has resumed its quarterly dividend (and provided that Goodyear has provided prior written notice to Cooper Tire of its intentions to resume its quarterly dividend), Goodyear and Cooper Tire have agreed to coordinate their record and payment dates for their regular quarterly dividends so as to ensure that Cooper Tire stockholders do not receive two dividends, or fail to receive one dividend, in any quarter with respect to shares of Cooper Tire common stock and the shares of Goodyear common stock that such holders receive in exchange therefor in the merger.

Cooper Tire will ensure that the date on which any scheduled quarterly dividend is declared and the record date with respect to any such scheduled quarterly dividend is (x) no later than five business days following and (y) no earlier than two business days preceding, in each case, the one-year anniversary of such dates for the corresponding quarter of the preceding year.

In the quarter in which the closing of the merger occurs, if the record date of Goodyear’s quarterly dividend has been declared and is a date prior to the effective time of the merger, then the quarterly dividend declaration date and record date of Cooper Tire will occur no later than such date as is necessary to ensure that holders of Cooper Tire common stock receive a quarterly dividend in accordance with the first sentence of this “Coordination of Dividends” section.

Stockholder Litigation

In the event that any stockholder litigation related to the merger agreement or the transactions contemplated by the merger agreement is brought, or, to the knowledge of Cooper Tire, threatened, against Cooper Tire and/or the members of the Cooper Tire Board prior to the effective time of the merger, Cooper Tire has agreed to promptly notify Goodyear, keep Goodyear informed of its status and provide Goodyear with the opportunity to participate (but not control) in the defense or settlement of such litigation. Cooper Tire has further agreed that it will not settle any such stockholder litigation without Goodyear’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

Other Covenants

The merger agreement contains certain other covenants and agreements, including covenants relating to, among other matters:

•	the preparation of this registration statement on Form S-4 and the proxy statement relating to the Cooper Tire special meeting;

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providing the other party with prompt notice of (a) the occurrence or non-occurrence of any event that would be reasonably likely to cause any condition to the merger to be unsatisfied and (b) any material failure of such party or any of its representatives to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under the merger agreement;

•	the resignations of Cooper Tire directors at the effective time of the merger;

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Goodyear taking all necessary actions to cause the shares of Goodyear common stock issuable in connection with the merger to be approved for listing on the Nasdaq (subject to official notice of issuance);

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confidentiality and access by each party to certain information about the other party during the period before the earlier of the effective time of the merger and the termination of the merger agreement;

•	cooperation between Cooper Tire and Goodyear in connection with public announcements;

•	using reasonable best efforts to take such actions as are necessary to eliminate or minimize the effects of any takeover statute or regulation on the transactions contemplated by the merger agreement;

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cooperation between the parties and the use of Cooper Tire’s reasonable best efforts to cause (a) the delisting of the Cooper Tire common stock from the NYSE as promptly as practicable after the effective time of the merger and (b) deregistration of the Cooper Tire common stock pursuant to the Exchange Act as promptly as practicable after such delisting;

•	cooperation between the parties with respect to the treatment of certain indebtedness of Cooper Tire; and

•	Cooper Tire’s obligations with respect to compelling the conduct of Cooper Tire’s joint ventures.

Representations and Warranties

Cooper Tire makes various representations and warranties to Goodyear and Merger Sub in the merger agreement that are subject in some cases to exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect on the applicable party). These representations and warranties relate to, among other things:

•	due organization, valid existence and good standing of Cooper Tire and its subsidiaries and joint ventures, and corporate power, license and qualification to carry on Cooper Tire’s business;

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corporate power and authority to execute and deliver the merger agreement, perform the obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement;

•	authorization of the merger agreement, the merger and the other transactions contemplated by the merger agreement;

•	required governmental filings, approvals and consents;

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absence of contraventions or conflicts with the organizational documents of Cooper Tire, its subsidiaries, and its joint ventures and absence of violations of, conflicts with, loss of material benefit or defaults under, termination or right to termination under, acceleration of the performance required by, or creation of any encumbrance upon any properties or assets of Cooper Tire or any of its subsidiaries or joint ventures under certain contracts in connection with the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	capital structure and equity securities;

•	accuracy and sufficiency of certain reports and financial statements filed with the SEC;

•	absence of certain “off-balance sheet arrangements”;

•	disclosure controls and procedures and internal controls over financial reporting;

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absence of required filings or reports in respect of shares of Cooper Tire common stock or other securities of Cooper Tire or its subsidiaries with any foreign governmental entity whose primary responsibility is for the regulation of securities;

•	the conduct of business in accordance with the ordinary course of business since September 30, 2020;

•	absence of certain undisclosed liabilities;

•	compliance with applicable laws (including anti-corruption laws), court orders and certain regulatory matters;

•	material contracts;

•	accuracy of information in this registration statement on Form S-4 and the proxy statement relating to the Cooper Tire special meeting;

•	legal proceedings;

•	employee compensation and benefits matters and matters relating to the Employee Retirement Income Securities Act of 1974, as amended;

•	labor and employee matters, including allegations of and actions or investigations relating to harassment, misconduct or discrimination;

•	real property, including the leasing of certain real property;

•	intellectual property;

•	data privacy, the protection of personal information and compliance with data protection laws;

•	environmental matters and compliance with environmental laws;

•	tax matters;

•	receipt of an opinion from Cooper Tire’s financial advisor;

•	broker’s, financial advisory, finder’s and similar fees paid in connection with the merger and the other transactions contemplated by the merger agreement;

•	the inapplicability of state takeover statutes;

•	adequacy of insurance coverage;

•	absence of affiliate transactions as would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933;

•	absence of certain product recalls; and

•	acknowledgement as to the absence of any other representations and warranties.

In addition, Goodyear and Merger Sub make representations and warranties to Cooper Tire. These representations and warranties relate to, among other things:

•	due organization, valid existence and good standing of Goodyear and Merger Sub and corporate power, license and qualification to carry on their businesses;

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corporate power and authority to execute and deliver the merger agreement, perform the obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement and the financing, and the enforceability of the merger agreement;

•	required governmental filings, approvals and consents;

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absence of contraventions or conflicts with the organizational documents of Goodyear and Merger Sub and their subsidiaries, and absence of violations of, conflicts with, loss of material benefit or defaults under, termination or right to termination under, acceleration of the performance required by, or creation of any encumbrance upon any properties or assets of Goodyear or Merger Sub or their subsidiaries under certain contracts in connection with the execution, delivery and performance of the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	“interested stockholder” as defined in Section 203 of the DGCL or in Cooper Tire’s restated certificate of incorporation;

•	capital structure;

•	accuracy and sufficiency of certain reports and financial statements filed with the SEC;

•	the conduct of business in accordance with the ordinary course of business since September 30, 2020;

•	absence of certain undisclosed liabilities;

•	compliance with applicable laws (including anti-corruption laws), court orders and certain regulatory matters;

•	employee compensation and benefits matters and matters relating to the Employee Retirement Income Securities Act of 1974, as amended;

•	allegations of and actions or investigations relating to harassment, misconduct or discrimination;

•	accuracy of information in this registration statement on Form S-4 and the proxy statement relating to the Cooper Tire special meeting;

•	delivery, validity, sufficiency and lack of conditions precedent of the commitment letter (other than as expressly stated in the commitment letter);

•	absence of events that would constitute a breach or default under the commitment letter;

•	Goodyear not having any knowledge that the conditions to the financing will not be satisfied or that the full amount of the financing will not be available on the closing date of the merger;

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absence of side letters, arrangements or other contracts to which Goodyear or any of its affiliates is a party related to the financing other than as expressly set forth in the commitment letter, subject to certain exceptions;

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absence of liabilities held by Merger Sub, other than liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of the merger agreement and the financing;

•	legal proceedings;

•	solvency of Goodyear and the surviving corporation, after giving effect to the merger and the transactions contemplated by the merger agreement;

•	tax matters;

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absence of the necessity of any vote of the stockholders or the holders of any other securities of Goodyear or Merger Sub (equity or otherwise) to consummate the merger, except for the adoption of the plan of merger contained in the merger agreement by Goodyear as the sole stockholder of Merger Sub;

•	broker’s, financial advisory, finder’s and similar fees paid in connection with the merger and the other transactions contemplated by the merger agreement;

•	absence of certain product recalls; and

•	acknowledgement as to the absence of any other representations and warranties.

The representations and warranties in the merger agreement do not survive the closing of the merger or termination of the merger agreement.

Material Adverse Effect

Under the merger agreement, a material adverse effect means, with respect to either Cooper Tire or Goodyear, any fact, circumstance, event, change, effect or occurrence that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the relevant company and its subsidiaries (and, in the case of Cooper Tire, its joint ventures), taken as a whole, but not including facts, circumstances, events, changes effect or occurrences to the extent attributable to the following:

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changes in general United States or global economic conditions except to the extent such change has a disproportionate effect on the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures), taken as a whole, relative to others in the industries, geographies or segments in which Cooper Tire, its subsidiaries and its joint ventures operate;

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changes in conditions generally affecting the principal industries in which the relevant company and its subsidiaries operate except to the extent such change has a disproportionate effect on the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures), taken as a whole, relative to others in the industries, geographies or segments in which Cooper Tire, its subsidiaries and its joint ventures operate;

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any decline in the market price of the relevant company’s common stock (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the relevant company’s common stock may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expect to be a material adverse effect);

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regulatory, legislative or political or social conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction except to the extent such change has a disproportionate effect on the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures), taken as a whole, relative to others in the industries, geographies or segments in which Cooper Tire, its subsidiaries and its joint ventures operate;

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any failure, in and of itself, by the relevant company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect);

•

the execution and delivery of the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement or the financing, including the impact on the relationships, contractual or otherwise, of the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures) with employees, labor unions, customers, suppliers or partners (including, in the case of Cooper Tire, joint venture partners and others with similar relationships), and any litigation arising from allegations of any breach of fiduciary duty or violation of law relating to the merger agreement or the transactions contemplated by the merger agreement, or compliance by the relevant party with the terms of the merger agreement; provided that the terms described in this bullet do not apply to any representation or warranty (or condition to the consummation of the merger relating to such representation or warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the consummation of the merger;

•

the performance by the relevant party of its obligations under the merger agreement, including any inaction in compliance with its interim operations covenant to the extent that such inaction is as a result of the other party unreasonably withholding its consent under such party’s interim operations covenant;

•

any change in applicable law or GAAP (or authoritative interpretations thereof) except to the extent such change has a disproportionate effect on the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures), taken as a whole, relative to others in the industries, geographies or segments in which Cooper Tire, its subsidiaries and its joint ventures operate;

•

the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism except to the extent such change has a disproportionate effect on the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures), taken as a whole, relative to others in the industries, geographies or segments in which Cooper Tire, its subsidiaries and its joint ventures operate;

•

any hurricane, tornado, flood, earthquake or other natural disaster except to the extent such change has a disproportionate effect on the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures), taken as a whole, relative to others in the industries, geographies or segments in which Cooper Tire, its subsidiaries and its joint ventures operate; or

•

epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of the merger agreement except to the extent such change has a disproportionate effect on the relevant company or any of its subsidiaries (including, in the case of Cooper Tire, its joint ventures), taken as a whole, relative to others in the industries, geographies or segments in which Cooper Tire, its subsidiaries and its joint ventures operate.

Provided that, in the case of the first, second, fourth, eighth, ninth, tenth or eleventh bullets listed above, to the extent such fact, circumstances, event, change, effect or occurrence on the relevant company and its subsidiaries (and, in the case of Cooper Tire, its joint ventures) taken as a whole, relative to others in the industries, geographies or segments in which the relevant company and its subsidiaries (and in the case of Cooper Tire, its joint ventures) operate, then the incrementally disproportionate impact or impacts will be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect.

Conditions to Completion of the Merger

The obligations of each of Goodyear, Cooper Tire and Merger Sub to effect the merger are subject to the satisfaction at or prior to the effective time of each of the following conditions, any and all of which may be waived in whole or in part by Cooper Tire, Goodyear and Merger Sub to the extent permitted by applicable law:

•	the affirmative vote of the holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon to adopt the merger agreement;

•

(i) the waiting period (including any extension thereof) applicable to the consummation of the merger under the HSR Act having expired or been terminated, (ii) all filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods required in those jurisdictions required by the merger agreement having been made or obtained or have occurred and (iii) all other filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods imposed or required by any governmental entity in connection with the consummation of the merger and the other transactions contemplated by the merger agreement, the absence of which would, individually or in the aggregate, be reasonably likely to have a material adverse effect on Cooper Tire or Goodyear and their respective subsidiaries (including, in the case of Cooper Tire, its joint ventures), having been or obtained or have occurred;

•

absence of any order or law, entered, enacted, promulgated, enforced or issued by any governmental entity of competent jurisdiction in any jurisdiction in which Goodyear or Cooper Tire has material business operations being in effect making illegal, prohibiting or otherwise preventing the consummation of the merger;

•

Goodyear’s registration statement on Form S-4, which includes this proxy statement/prospectus, being declared effective by the SEC under the Securities Act and not being subject to any stop order or actions by or before the SEC seeking a stop order; and

•

the shares of Goodyear common stock issuable to the holders of shares of Cooper Tire common stock pursuant to the merger agreement having been authorized for listing on the Nasdaq, subject to official notice of issuance.

In addition, the obligations of each of Goodyear, Cooper Tire and Merger Sub to complete the merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver of the following conditions:

•	accuracy as of the closing date of the merger agreement of the representations and warranties made by the other party to the extent specified in the merger agreement;

•

the other party’s performance or compliance in all material respects of all of the covenants and agreements contained in the merger agreement required to be performed or complied with by it prior to or on the closing date of the merger;

•	the absence of any event, state of facts or circumstances which, individually or in the aggregate, would reasonably be expected to have a material adverse effect; and

•	receipt of a certificate signed by the chief executive officer or another senior executive officer of the other party certifying that the conditions above have been satisfied.

None of Goodyear, Merger Sub nor Cooper Tire may rely on the failure to satisfy any conditions to the closing of the merger in order to excuse it from its obligation to effect the merger if such failure was proximately caused by such party’s breach of its obligations under the merger agreement or, in the case of Goodyear and Merger Sub, the commitment letter.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned:

•	By the mutual written consent of each of Goodyear and Cooper Tire at any time prior to the effective time of the merger (even after obtaining the Cooper Tire stockholder approval).

•	By either Goodyear or Cooper Tire:

•

if the merger has not been consummated on or before November 22, 2021 (which we refer to herein as the outside date) (or, if the reason for not closing by November 22, 2021 is that either (i) Goodyear and Merger Sub have not obtained financing, despite their reasonable best efforts, as a direct result of the failure of Cooper Tire to deliver required financial statements or (ii) the regulatory and other conditions relating to restraints imposed by antitrust and foreign direct investment laws specified in the merger agreement have not been satisfied by such date, and all other closing conditions of the parties have been satisfied or (to the extent permitted by applicable law) waived (except for those conditions that are by their nature to be satisfied at closing), the outside date will automatically be extended to February 22, 2022; provided, further, that if the closing of the merger has not occurred on February 22, 2022 and the reason for not closing by such date is as set forth in either clause (i) or (ii) above and all other closing conditions of the parties have been satisfied or (to the extent permitted by applicable law) waived (except for those conditions that are by their nature to be satisfied at the closing of the merger), either Goodyear or Cooper Tire may further extend the outside date to May 23, 2022); provided that neither Goodyear nor Cooper Tire may terminate the merger agreement due to the occurrence of the outside date if it has breached any provision of the merger agreement or, in the case of Goodyear and Merger Sub, the commitment letter, and such breach has been the proximate cause of the failure to consummate the merger;

•

if any final or nonappealable order or law, entered, enacted, promulgated, enforced or issued by any governmental entity of competent jurisdiction in any jurisdiction in which Goodyear or Cooper Tire has material business operations, is issued or taken permanently restraining or otherwise prohibiting (or making illegal) the consummation of the merger; provided, however, that the party seeking to terminate the merger agreement has complied in all material respects with its obligations under the merger agreement with respect to preventing the entry of or removing such order or law; or

•	if the Cooper Tire special meeting concludes without obtaining the Cooper Tire stockholder approval by reason of the failure to obtain the required vote of Cooper Tire stockholders.

•	By Goodyear:

•	prior to the Cooper Tire special meeting, if the Cooper Tire Board has made an adverse recommendation change or change of recommendation;

•	prior to the Cooper Tire special meeting, if the Cooper Tire Board fails to reaffirm its approval or recommendation of the merger agreement and the merger as promptly as reasonably practicable

(but in any event within three business days after receipt of any written request to do so from Goodyear; provided that Goodyear may only make one such request in any five business day period) at any time following the public disclosure or announcement of opposition to the transactions contemplated by the merger agreement by any person or entity who beneficially owns more than 5% of the capital stock or other equity interest of Cooper Tire (provided that Cooper Tire will only be required to reaffirm its approval or recommendation of the merger agreement and the merger once per 5% holder), except, in the event the Cooper Tire Board has received a takeover proposal, in which case Goodyear will not have the right to terminate the merger agreement so long as the Cooper Tire Board makes a statement to the effect that it is reviewing or considering the takeover proposal within three business days after receipt of Goodyear’s written request for reaffirmation; or

•

if there has been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Cooper Tire which breach or failure to be true, either individually or in the aggregate, (1) would result in a failure of a condition to Goodyear’s obligation to effect the merger and (2) which is not cured within the earlier of (A) the outside date and (B) 30 days following written notice to Cooper Tire; provided that Goodyear has given Cooper Tire written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the outside date), stating Goodyear’s intention to terminate the merger agreement and the basis for such termination, and Goodyear will not have the right to terminate the merger agreement if Goodyear is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

•	By Cooper Tire:

•

prior to the receipt of the Cooper Tire stockholder approval in order to concurrently enter into a company acquisition agreement with respect to a superior proposal, provided that (i) Cooper Tire is not in breach of its no solicitation obligations in the merger agreement and (ii) Cooper Tire has paid or will concurrently pay the termination fee to Goodyear (as defined below);

•

if there is a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Goodyear, which breach or failure to be true, either individually or in the aggregate, (1) would result in a failure of a condition to Cooper Tire’s obligation to effect the merger and (2) which is not cured within the earlier of (A) the outside date and (B) 30 days following written notice to Goodyear; provided that Cooper Tire has given Goodyear written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the outside date), stating Cooper Tire’s intention to terminate the merger agreement and the basis for such termination, and Cooper Tire will not have the right to terminate the merger agreement if Cooper Tire is then in material breach of any of its representations, warranties, covenants or agreements contained in the merger agreement.

A terminating party must provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision of the merger agreement is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in the merger agreement for any such termination.

Effect of Termination

If the merger agreement is terminated as described above, the merger agreement will be void and have no effect, and there will be no liability on the part of any party, except that:

•

certain provisions contained in the merger agreement with respect to the effect of termination, publicity, the indemnification and reimbursement obligations of the Goodyear and Merger Sub relating to financing the transaction, the termination fee, allocation of costs and expenses and certain other miscellaneous provisions will survive the termination of the merger agreement;

•	the provisions of the confidentiality agreement between Goodyear and Cooper Tire will survive the termination of the merger agreement; and

•

no termination will relieve or release any party to the merger agreement from liability for damages of any kind, other than exemplary, punitive or non-foreseeable consequential damages, arising out of any (i) material breach of any of its representations and warranties, covenants or other agreements contained in the merger agreement or the commitment letter or (ii) fraud.

As used in this section titled “Effect of Termination” and under the heading “—Specific Performance” beginning on page 125 of this proxy statement/prospectus, “material breach” means an act or a failure to act, which act or failure to act constitutes in and of itself a material breach of the merger agreement. In furtherance of this understanding, Goodyear and Cooper Tire have agreed that if either Goodyear or Cooper Tire does not close the transactions contemplated by the merger agreement when otherwise required to do so pursuant to the terms and conditions of the merger agreement (for any reason, including if the financing sources do not fund the financing when required) such failure or refusal by Goodyear or Cooper Tire to close the transactions contemplated by the merger agreement shall be deemed to a “material breach” of the merger agreement by Goodyear or Cooper Tire (as applicable), and the other party shall be entitled to pursue any and all remedies under applicable law, including the payment of any monetary damages resulting therefrom.

Termination Fees

Cooper Tire is required to pay Goodyear a termination fee of $83,401,678 in the event of the merger agreement is terminated by:

•	Goodyear, prior to the Cooper Tire special meeting, due to the Cooper Tire Board making an adverse recommendation change or a change of recommendation;

•

Goodyear, prior to the Cooper Tire special meeting, after the Cooper Tire Board fails to reaffirm its approval or recommendation of the merger and the merger agreement as promptly as reasonably practicable (but no later than three business days after the receipt of any written request to do so from Goodyear) at any time after a holder of 5% or more of Cooper Tire common stock discloses or announces their opposition to the transaction (subject to the exceptions noted above under the description of Goodyear’s right to terminate under the heading “Termination of the Merger Agreement” above);

•

Cooper Tire, prior to receipt of the Cooper Tire stockholder approval, in order to concurrently enter into a company acquisition agreement with respect to a superior proposal; provided that Cooper Tire is not in breach (other than such breach that is immaterial in scope and effect) of its no solicitation obligations in the merger agreement described above in “Covenants and Agreements—No Solicitation”; or

•

either Goodyear or Cooper Tire (1) if the merger has not been consummated on or before the outside date (as may be extended, as discussed above under the heading “Termination of the Merger Agreement”) or (2) because the Cooper Tire special meeting (including any adjournments or postponements) has concluded, Cooper Tire stockholders have voted and the Cooper Tire stockholder approval has not been obtained, and both of the following conditions are also satisfied:

•	prior to the termination of the merger agreement, any person publicly announces a takeover proposal or a takeover proposal becomes publicly known (whether or not withdrawn); and

•

at any time on or prior to the first anniversary of the termination of the merger agreement, Cooper Tire or any of its subsidiaries enters into a definitive agreement with respect to any takeover proposal or the transactions contemplated by any takeover proposal are consummated (provided that for the purposes of this condition, references to 15% in the definition of “takeover proposal” are deemed references to 50%).

In the event the termination fee becomes due, Cooper Tire will pay Goodyear the termination fee in cash by wire transfer (to an account designated by Goodyear) in immediately available funds. Subject to the effects described above under the heading “—Effect of Termination” beginning on page 122, payment of the termination fee will constitute liquidated damages, and from and after payment of the termination fee as described above, Cooper Tire will have no further liability of any kind for any reason in connection with the merger agreement except subject to Goodyear’s right to specific performance as described in the section titled “—Specific Performance” beginning on page 125. In no event will Goodyear be entitled to the termination fee on more than one occasion.

Each of Cooper Tire and Goodyear have agreed that the other may contemporaneously seek both specific performance as described in the section titled “—Specific Performance” beginning on page 125 and the payment of monetary damages (including in connection with the matters described in the first two paragraphs under the heading “—Effect of Termination”) as alternative remedies for a material breach of the merger agreement by the other party. However, neither Cooper Tire nor Goodyear will be entitled to receive both a grant of specific performance requiring consummation of the transactions contemplated by the merger agreement (pursuant to which the merger actually occurs) as described in the section titled “—Specific Performance” beginning on page 125 and payment of monetary damages pursuant to the matters described in the first two paragraphs under the heading “—Effect of Termination.”

None of Cooper Tire, any of its subsidiaries, any Cooper Tire stockholders or any of their affiliates will have any recourse against any financing source or the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, representatives, members, managers, general or limited partners or assignees of any financing source or any of their respective assets or respective successors or assigns, which we refer to collectively as the “financing source parties”, for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement related to the transactions contemplated by the merger agreement or the failure of the merger to be consummated and none of the financing source parties will have any further liability to Cooper Tire, any of its subsidiaries, any Cooper Tire stockholders or any of their affiliates relating to or arising out of the merger agreement, the financing, the commitment letter or the transactions contemplated by the merger agreement or the financing or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise.

Neither Cooper Tire nor any of its affiliates may assert in any action, and each has irrevocably waived, any assertion or claim that the provisions limiting the liability of Goodyear and Merger Sub or any of their former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees, which we refer to collectively as the “parent entities”, or the financing source parties in the merger agreement are illegal, invalid or unenforceable in whole or in part. Under no circumstances will Cooper Tire be entitled to monetary damages under the merger agreement from any financing source or financing source party or parent entity other than Goodyear and Merger Sub.

Each of Cooper Tire and Goodyear have agreed that (1) no party will bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind against the financing sources or the financing source parties in any way relating to the merger agreement or any of the transactions contemplated by the merger agreement in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (2) any such action described in the preceding clause (1) above shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (3) each of Cooper Tire and Goodyear irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any such action in any such court and (iv) agrees that any such action described in clause (1) above shall be governed by the laws of the State of New York (without giving effect to any conflict of laws principles that would result in the application of the laws of another state), except as otherwise provided in the commitment letter.

Expenses

All fees, costs and expenses (including all legal, accounting, broker, finder or investment bank fees) incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such fees, costs or expenses.

Amendments; Waivers

Subject to applicable law and the rules and regulations of the NYSE and the Nasdaq, and in accordance with the immediately following sentence, the merger agreement may be amended by Cooper Tire, Goodyear and Merger Sub by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the closing date of the merger, whether before or after adoption of the merger agreement by Cooper Tire stockholders and Merger Sub. The merger agreement may not be amended except by an instrument in writing signed by the Cooper Tire, Goodyear and Merger Sub.

At any time prior to the effective time of the merger, any party to the merger agreement may (1) extend the time for the performance of any of the obligations or other acts of the other parties, (2) waive any inaccuracies in the representations and warranties by the other party in the merger agreement or in any document delivered pursuant to the merger agreement and (3) subject to the requirements of applicable law, waive compliance by the other party with any of the agreements or conditions in the merger agreement. Any such extension or waiver will be valid only if in writing signed by the party or parties to be bound thereby.

However, no amendment, waiver or other modification may be made to certain sections of the merger agreement that would be adverse in any material respect to the financing source parties without the consent of the financing source parties.

Governing Law; Jurisdiction; Waiver of Jury Trial

Except for certain actions brought against the financing sources or the financing source parties (which shall be treated as described above in the last paragraph under the heading “Termination of the Merger Agreement —Effect of Termination”), all claims or causes of action that may be based upon, arise out of or relate to the merger agreement or the negotiation, execution or performance of the merger agreement will be governed by and construed in accordance with the laws of the state of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause application of the laws of any jurisdiction other than the state of Delaware. Any legal action with respect to the merger agreement and the rights and obligations arising under the merger agreement, or for recognition and enforcement of any judgment in respect of the merger agreement and the rights and obligations arising under the merger agreement brought by the other party to the merger agreement or its successor and assigns, will be brought and determined exclusively in the Delaware Court of Chancery or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not available in such court, then in any court sitting in the State of Delaware in New Castle County and any appellate court from any of such courts. Each of the parties to the merger agreement irrevocably waives, and has agreed to cause each of its subsidiaries to irrevocably waive, any and all right to trial by jury in any legal proceeding between the parties (or between or among any of the parties and any of the financing sources or the financing source parties, or any of their affiliates or representatives) arising out of or relating to the merger agreement or the transactions contemplated thereby.

Specific Performance

Cooper Tire and Goodyear have agreed that irreparable damage would occur in the event that any provision of the merger agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Cooper Tire and Goodyear have agreed that each party will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the merger agreement and/or to enforce specifically the terms and provisions of the merger agreement, in addition to any other remedy to which they are entitled at law or in equity. However, Cooper Tire has agreed that it may not seek specific performance to cause Goodyear or Merger Sub to consummate the merger if, and only if, Goodyear and Merger Sub have failed to obtain the financing or, if applicable, any alternative financing, despite Goodyear’s reasonable best efforts under the merger agreement, as a direct result of Cooper Tire’s failure to deliver the required financial statements.

Except to the extent of any damages finally adjudicated to result from a material breach of the merger agreement by Cooper Tire, Goodyear or Merger Sub, (1) under no circumstances will Goodyear be entitled to monetary damages in excess of the termination fee (as described above under the heading “Termination of the Merger Agreement —Effect of Termination” beginning on page 122) and (2) if the transactions contemplated by the merger agreement are not consummated by the outside date (as extended, as described above under the heading “—Termination of the Merger Agreement” beginning on page 121), neither Goodyear nor Merger Sub, on the one hand, or Cooper Tire, on the other hand, will have any liability to the other if, and only if, the transactions contemplated by the merger agreement are not consummated due to Goodyear and Merger Sub having failed to obtain the financing (or, if applicable, any alternative financing), despite Goodyear’s reasonable best efforts, as a direct result of Cooper Tire’s failure to deliver the required financial statements.

Each of Cooper Tire and Goodyear has agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the merger agreement by any of the parties, and to specifically enforce the terms and provisions of the merger agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under the merger agreement.

The parties further agreed that by seeking remedies described in this section of the proxy statement/prospectus titled “Specific Performance”, a party does not waive its right to seek any other form of relief under the merger agreement, the confidentiality agreement between Goodyear and Cooper Tire or the commitment letter (including monetary damages) in the event the merger agreement is terminated or in the event such remedies are not available or otherwise granted. Instituting a proceeding for specific performance is not required as a condition to exercising any termination right under the merger agreement (and pursing damages after such termination), nor does it restrict or limit any party’s right to terminate the merger agreement or to pursue any other remedies that may be available then or thereafter.

Third-Party Beneficiaries

The merger agreement and the confidentiality agreement between Goodyear and Cooper Tire do not confer any rights, benefits or remedies of any nature to any person other than the parties to the merger agreement and their permitted assigns, other than:

•	the right of Cooper Tire stockholders to receive the merger consideration after the closing of the merger;

•

the right of Cooper Tire on behalf of its stockholders to enforce the provisions of, and pursue damages in respect of any material breach of, the merger agreement subject to and in accordance with its terms and conditions (which may be enforceable only by Cooper Tire in its sole and absolute discretion on behalf of Cooper Tire stockholders);

•	the rights of the financing sources and the financing source parties under the merger agreement; and

•

the provisions of the merger agreement relating to indemnification and exculpation from liability for the directors and officers of Cooper Tire described above under the heading “Covenants and Agreements—Indemnification and Insurance of Cooper Tire Directors and Officer” beginning on page 113 .

INFORMATION ABOUT THE COMPANIES

Goodyear

Goodyear is one of the world’s leading manufacturers of tires, engaging in operations in most regions of the world. In 2020, Goodyear’s net sales were $12,321 million and Goodyear’s net loss was $1,254 million. Goodyear develops, manufactures, markets and distributes tires for most applications. Goodyear also manufactures and markets rubber-related chemicals for various applications. Goodyear is one of the world’s largest operators of commercial truck service and tire retreading centers. Goodyear operates approximately 1,000 retail outlets where it offers its products for sale to consumer and commercial customers and provides repair and other services. Goodyear manufactures its products in 46 manufacturing facilities in 21 countries, including the United States, and Goodyear has marketing operations in almost every country around the world. Goodyear employs approximately 62,000 full-time and temporary associates worldwide.

Goodyear is incorporated in Ohio. Its principal executive offices are located at 200 Innovation Way, Akron, Ohio 44316-0001, and its telephone number is (330) 796-2121. Goodyear’s website address is www.goodyear.com. Information contained on Goodyear’s website does not constitute part of this proxy statement/prospectus. Goodyear common stock is publicly traded on the Nasdaq, under the ticker symbol “GT.” Additional information about Goodyear is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192.

Cooper Tire

Cooper Tire is a leading manufacturer and marketer of replacement tires. It is the fifth largest tire manufacturer in North America and, according to a recognized trade source, the Cooper Tire family of companies is the thirteenth largest tire company in the world based on sales. Cooper Tire specializes in the design, manufacture, marketing and sales of passenger car, light truck, truck and bus radial, motorcycle and racing tires. Based in Findlay, Ohio, Cooper Tire and its family of companies currently operate in 15 countries, including 10 manufacturing facilities and 19 distribution centers. Its portfolio of brands includes Cooper, Mastercraft, Roadmaster and Mickey Thompson.

Cooper Tire was incorporated in Delaware in 1930 as the successor to a business originally founded in 1914. Its principal executive offices are located at 701 Lima Avenue, Findlay, Ohio 45840 and its telephone number is (419) 423-1321. Cooper Tire’s website address is www.coopertire.com. Information contained on Cooper Tire’s website does not constitute part of this proxy statement/prospectus. Cooper Tire common stock is publicly traded on the NYSE, under the ticker symbol “CTB.” Additional information about Cooper Tire is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192.

Merger Sub

Merger Sub, a direct, wholly owned subsidiary of Goodyear, is a Delaware corporation incorporated on February 15, 2021, for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger. The principal executive offices of Merger Sub are located at 200 Innovation Way, Akron, Ohio 44316-0001.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On February 22, 2021, Goodyear entered into the merger agreement along with Cooper Tire and Merger Sub, a direct, wholly owned subsidiary of Goodyear, pursuant to which, subject to the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth therein, Goodyear will acquire Cooper Tire by way of the merger of Merger Sub with and into Cooper Tire, with Cooper Tire surviving the merger as a wholly owned subsidiary of Goodyear. Under the terms of the merger agreement, at the effective time of the merger, Cooper Tire stockholders will be entitled to receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per share of Cooper Tire common stock (subject to potential adjustment as described in “The Merger Agreement—Merger Consideration—Share Cap Adjustment” beginning on page 93). Goodyear expects to complete the merger in the second half of 2021, subject to the satisfaction or (to the extent permitted by applicable law) waiver of customary closing conditions, including receipt of required regulatory approvals and the approval of Cooper Tire stockholders.

The following unaudited pro forma condensed combined financial statements (“pro forma combined statements”) give effect to the merger on a combined basis. The unaudited pro forma combined statement of operations (“pro forma statement of operations”) gives effect to the merger as if it had occurred on January 1, 2020 and combines the audited consolidated statement of operations of Goodyear and Cooper Tire for the fiscal year ended December 31, 2020. The unaudited pro forma combined balance sheet (“pro forma balance sheet”) gives effect to the merger as if it had occurred on December 31, 2020 and combines the audited consolidated balance sheet of Goodyear as of December 31, 2020 with Cooper Tire’s audited consolidated balance sheet as of December 31, 2020. These statements and related notes, collectively referred to as “pro forma financial information”, have been prepared in accordance with Article 11 of Regulation S-X and have been derived from, and should be read in conjunction with, the accompanying notes to the pro forma combined financial statements and the historical consolidated financial statements and accompanying notes thereto on Form 10-K for the year ended December 31, 2020 for both Goodyear and Cooper Tire, which are incorporated by reference in this proxy statement/prospectus.

The pro forma financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, “Business Combinations” which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date with limited exceptions.

The historical consolidated financial information of Goodyear and Cooper Tire has been adjusted in the pro forma combined statements to give effect to pro forma events, including the merger and related financing. The pro forma combined statements should be read in conjunction with the accompanying notes and do not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies or any other synergies that may result from the merger, including income tax synergies.

The statements and related notes are being provided for illustrative purposes only and do not purport to represent what Goodyear’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of Goodyear’s future results of operations or financial position for any future period following the merger. Goodyear has completed a preliminary purchase price allocation to provide an estimate of the fair values associated with certain of Cooper Tire’s assets and liabilities acquired (discussed in the notes below). A final determination of the fair value of Cooper Tire’s assets and liabilities, including intangible assets with both indefinite or finite lives, will be based on Cooper Tire’s actual assets and liabilities at closing. As the fair value analysis has not been finalized, any changes in the fair value of the net assets acquired as compared with the information shown in the pro forma combined statements may change the amount of the allocation of the total purchase consideration to goodwill and other assets and liabilities and may impact Goodyear’s statement of operations. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the pro forma combined statements.

The accounting adjustments for the acquisition consist of those necessary to account for the acquisition and are based upon available information and certain assumptions that Goodyear believes are reasonable under the circumstances. The assumptions underlying the adjustments are described in greater detail in the accompanying notes to the pro forma combined statements. In many cases, the assumptions were based on preliminary information and estimates.

Separately, Goodyear obtained the commitment letter for a senior unsecured 364-day bridge term loan facility totaling approximately $2.3 billion. For purposes of the pro forma combined statements, Goodyear has assumed that $1,450 million will be drawn on the bridge loan facility to finance the merger at an interest rate of LIBOR plus 3.5%. The commitment letter specifies that the LIBOR rate used to determine the overall interest rate shall not be less than 0.50%. The adjustments related to the issuance of this debt, the estimated repayment of Cooper Tire debt using existing Cooper Tire cash, as well as the funding of the Cooper Tire rabbi trust are shown in a separate column as Other Adjustments. Although Goodyear intends to replace the bridge loan facility with other long term financing arrangements, the terms of those arrangements cannot be determined at this time and are thus not referenced in these pro forma combined statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2020
(In millions, except per share amounts)	Goodyear (As Reported)	Cooper Tire (As Reported)	Reclassification Adjustments	Note		Transaction Adjustments	Note		Other Adjustments	Note		Combined Pro Forma	Note
Net Sales	$12,321	$2,521	$—			$(24)	5	(a)	$—			$14,818
Cost of Goods Sold	10,337	2,033	4	3	(a)	114	5	(b)	—			12,488
Selling, Administrative and General Expense	2,192	245	(4)	3	(a)	74	5	(c)	—			2,507
Goodwill and Other Asset Impairments	330	—	—			—			—			330
Rationalizations	159	—	12	3	(b)	—			—			171
Restructuring Expense	—	12	(12)	3	(b)	—			—			—
Interest Expense	324	23	—			(4)	5	(d)	58	7	(e)	401
Interest Income	—	(4)	4	3	(c)	—			—			—
Other Pension and Postretirement Benefit Expense	—	25	(25)	3	(c)	—			—			—
Other (Income) Expense	119	(4)	21	3	(c)	71	5	(e)	10	7	(e)	217

Income (Loss) before Income Taxes	(1,140)	191	—			(279)			(68)			(1,296)
United States and Foreign Tax Expense (Benefit)	110	47	—			(59)	5	(f)	(16)	7	(e)	82

Net Income (Loss)	(1,250)	144	—			(220)			(52)			(1,378)
Less: Minority Shareholders’ Net Income	4	1	—			—			—			5

Company Net Income (Loss)	$(1,254)	$143	$—			$(220)			$(52)			$(1,383)

Goodyear Net Income (Loss) — Per Share of Common Stock
Basic	$(5.35)											$(4.94)	5	(g)

Weighted Average Shares Outstanding	234					46	4					280
Diluted	$(5.35)											$(4.94)	5	(g)

Weighted Average Shares Outstanding	234					46	4					280

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	December 31, 2020
(In millions)	Goodyear (As Reported)	Cooper Tire (As Reported)	Reclassification Adjustments	Note		Transaction Adjustments	Note		Other Adjustments	Note		Combined Pro Forma
Assets:
Current Assets:
Cash and Cash Equivalents	$1,539	$626	$—			$(2,233)	6	(a)	$1,185	7	(a)	$1,117
Accounts Receivable	1,691	506	9	3	(d)	(3)	6	(b)	—			2,203
Notes Receivable	—	9	(9)	3	(d)	—			—			—
Inventories	2,153	388	—			170	6	(c)	—			2,711
Prepaid Expenses and Other Current Assets	237	53	—			(23)	6	(d)	59	7	(b)	326

Total Current Assets	5,620	1,582	—			(2,089)			1,244			6,357
Goodwill	408	19	—			468	6	(e)	—			895
Intangible Assets	135	95	—			900	6	(f)	—			1,130
Deferred Income Taxes	1,467	31	—			(314)	6	(g)	—			1,184
Investment in Joint Venture	—	53	(53)	3	(e)	—			—			—
Other Assets	952	22	83	3	(e)(k)	—			—			1,057
Operating Lease Right-of-Use Assets	851	92	—			—			—			943
Property, Plant and Equipment	7,073	1,078	—			333	6	(h)	—			8,484

Total Assets	$16,506	$2,972	$30			$(702)			$1,244			$20,050

Liabilities:
Current Liabilities:
Accounts Payable — Trade	$2,945	$298	$—			$(3)	6	(b)	$—			$3,240
Accrued Liabilities	—	308	(308)	3	(f)(h)(i)	—			—			—
Income Taxes Payable	—	2	(2)	3	(g)	—			—			—
Compensation and Benefits	540	—	95	3	(f)	2	6	(i)	—			637
Other Current Liabilities	865	—	192	3	(g)(h)	—			(9)	7	(c)	1,048
Notes Payable and Overdrafts	406	—	16	3	(j)	—			(11)	7	(d)	411
Short Term Borrowings	—	16	(16)	3	(j)	—			—			—
Operating Lease Liabilities due Within One Year	198	—	23	3	(i)	—			—			221
Long Term Debt and Finance Leases due Within One Year	152	24	—			—			1,438	7	(d)	1,614

Total Current Liabilities	5,106	648	—			(1)			1,418			7,171
Operating Lease Liabilities	684	71	—			—			—			755
Long Term Debt and Finance Leases	5,432	314	—			20	6	(j)	(174)	7	(d)	5,592
Compensation and Benefits	1,470	—	404	3	(k)	(15)	6	(k)	—			1,859
Postretirement Benefits Other than Pensions	—	222	(222)	3	(k)	—			—			—
Pension Benefits	—	152	(152)	3	(e)(k)	—			—			—
Deferred Income Taxes	84	1	—			—			—			85
Other Long Term Liabilities	471	153	—			—			—			624

Total Liabilities	13,247	1,561	30			4			1,244			16,086
Commitments and Contingent Liabilities
Shareholders’ Equity:
Company Shareholders’ Equity:
Common Stock
Outstanding shares	233	87	—			(41)	6	(l)	—			279
Capital Surplus	2,171	21	—			722	6	(l)	—			2,914
Retained Earnings	4,809	2,647	—			(2,731)	6	(l)	—			4,725
Accumulated Other Comprehensive Loss	(4,135)	(447)	—			447	6	(l)	—			(4,135)
Common Shares in Treasury at Cost	—	(919)	—			919	6	(l)	—			—

Company Shareholders’ Equity	3,078	1,389	—			(684)			—			3,783
Minority Shareholders’ Equity — Nonredeemable	181	22	—			(22)	6	(l)	—			181

Total Shareholders’ Equity	3,259	1,411	—			(706)			—			3,964

Total Liabilities and Shareholders’ Equity	$16,506	$2,972	$30			$(702)			$1,244			$20,050

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(In millions except for per share data, unless indicated otherwise)

Note 1. DESCRIPTION OF THE MERGER

On February 22, 2021, Goodyear entered into the merger agreement along with Cooper Tire and Merger Sub, a direct, wholly owned subsidiary of Goodyear, pursuant to which, subject to the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth therein, Goodyear will acquire Cooper Tire by way of the merger of Merger Sub with and into Cooper Tire, with Cooper Tire surviving the merger as a wholly owned subsidiary of Goodyear. Under the terms of the merger agreement, at the effective time of the merger, Cooper Tire stockholders will be entitled to receive $41.75 per share in cash and a fixed exchange ratio of 0.907 shares of Goodyear common stock per share of Cooper Tire common stock (subject to potential adjustment as described in “The Merger Agreement—Merger Consideration—Share Cap Adjustment” beginning on page 93). Goodyear expects to complete the merger in the second half of 2021, subject to the satisfaction or (to the extent permitted by applicable law) waiver of customary closing conditions, including receipt of required regulatory approvals and the approval of Cooper Tire stockholders.

Note 2. BASIS OF PRESENTATION

The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X and has been compiled from historical consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Form 10-K for the year ended December 31, 2020 for each of Goodyear and Cooper Tire. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, this pro forma financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, “Business Combinations” which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date with limited exceptions. The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”).

ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under GAAP, and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgement could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

Acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments included herein are preliminary and have been presented solely for the purpose of providing the pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma financial information and the combined company’s future results of operations and financial position. Certain amounts from the historical financial statements of Cooper Tire were reclassified to conform the presentation to that of Goodyear (see Note 3).

The total estimated purchase price has been measured using the closing market price of Goodyear common stock as of March 26, 2021 (the most practicable date used for preparation of the pro forma financial information). The final purchase price will be measured at the closing date of the merger. This will result in a per share equity value that is different from that assumed for purposes of preparing the pro forma financial information.

The pro forma financial information does not reflect any of the following:

•	cost savings,

•	operating synergies,

•	revenue enhancements,

•	costs to combine the operations of Goodyear and Cooper Tire, or

•	realization of certain income tax synergies and benefits.

Realization of certain income tax benefits that the combined company may achieve as a result of the merger are dependent on new sources of future taxable income, including potential tax planning.

The pro forma financial information has been compiled using Goodyear’s historical information and accounting policies and combining the assets and liabilities of Cooper Tire at their respective estimated fair values. The accounting policies of Cooper Tire may vary materially from those of Goodyear. During preparation of the pro forma financial information, Goodyear’s management has performed a preliminary analysis to identify where material differences in accounting policies may occur. Goodyear’s management will conduct a final review of Cooper Tire’s accounting policies in order to determine if further differences in accounting policies require adjustment or reclassification of Cooper Tire’s results of operations, assets or liabilities to conform to Goodyear’s accounting policies and classifications. As a result of this review, Goodyear’s management may identify differences that, when adjusted or reclassified, have a material impact on this pro forma financial information.

Note 3. PRO FORMA RECLASSIFICATION ADJUSTMENTS

Certain reclassifications have been recorded to Cooper Tire’s historical financial statements to conform to Goodyear’s presentation, as follows:

(a)	Cost of Goods Sold – reclassification of product liability (benefit) in the amount of $4 million from Cost of Goods Sold to Selling, Administrative and General Expense.

(b)	Rationalizations – reclassification from Restructuring Expense in the amount of $12 million to Rationalizations.

(c)

Other (Income) Expense – reclassification from Interest Income in the amount of $4 million and from Other Pension and Postretirement Benefit Expense in the amount of $25 million to Other (Income) Expense in the amount of $21 million.

(d)	Accounts Receivable – reclassification of bank secured notes with maturities of six months or less in the amount of $9 million from Notes Receivable to Accounts Receivable.

(e)

Other Assets – reclassification from Investment in Joint Venture in the amount of $53 million and from Pension Benefits in the amount of $30 million to Other Assets. Pension Benefits amount of $30 million relates to a domestic pension plan with plan assets in excess of projected benefit obligations.

(f)

Current Compensation and Benefits – reclassification of payroll and employee benefits and other post-retirement benefits in the amount of $95 million from Accrued Liabilities to Compensation and Benefits.

(g)	Income Taxes Payable – reclassification from Income Taxes Payable in the amount of $2 million to Other Current Liabilities.

(h)	Other Current Liabilities – reclassification from Accrued Liabilities in the amount of $190 million to Other Current Liabilities.

(i)

Operating Lease Liabilities due Within One Year – reclassification of operating lease liabilities in the amount of $23 million from Accrued Liabilities to Operating Lease Liabilities due Within One Year.

(j)	Notes Payable and Overdrafts – reclassification from Short Term Borrowings in the amount of $16 million to Notes Payable and Overdrafts.

(k)

Non-Current Compensation and Benefits – reclassification from Postretirement Benefits Other than Pensions in the amount of $222 million and from Pension Benefits in the amount of $182 million to Compensation and Benefits net of the $30 million reclassified to Other Assets.

Note 4. ESTIMATED PURCHASE PRICE CONSIDERATION AND PRELIMINARY ALLOCATION

Estimated Merger Consideration

The estimated merger consideration for the purpose of this pro forma financial information is $2.9 billion.

The calculation of the estimated merger consideration is as follows:

(In millions, except share and per share amounts)	Shares	Per Share	Total
Estimated cash paid for Cooper Tire Shares(1)			$2,122
Estimated shares of Goodyear Common Stock issued to Cooper Tire Stockholders(2)	46,090,256	$17.12	789
Estimated cash paid for other Cooper Tire incentive compensation awards(3)			34

Preliminary estimated merger consideration			$2,945

(1)

The cash component of the estimated merger consideration is computed based on 100% of the outstanding shares of Cooper Tire common stock, including shares issuable pursuant to the conversion of certain equity-based awards outstanding under Cooper Tire’s equity-based incentive compensation plans (“Cooper Tire Shares”), being exchanged, in part, for the per share cash amount of $41.75. Awards outstanding under Cooper Tire equity-based incentive compensation plans to be converted include Cooper Tire restricted stock units and Cooper Tire performance stock units. These Cooper Tire equity-based awards will be canceled and each share equivalent unit will be converted, as appropriate and described in the section titled “The Merger—Treatment of Cooper Tire Stock Options and Other Long Term Incentive Awards” of this proxy statement/prospectus, into the merger consideration.

(In millions, except share and per share amounts)	Shares	Per Share	Total
Shares of Cooper Tire Common Stock outstanding as of March 26, 2021	50,522,665
Shares issuable pursuant to conversion of share units outstanding under Cooper Tire equity-based compensation plans	293,494

Cooper Tire Shares	50,816,159	$41.75	$2,122

(2)

The stock consideration component of the estimated merger consideration is computed based on 100% of the Cooper Tire Shares being exchanged for shares of Goodyear common stock at an exchange ratio of 0.907 to one.

(In millions, except share and per share amounts)	Shares	Exchange Ratio	Total
Cooper Tire Shares	50,816,159	0.907	46,090,256

(3)

Estimated cash consideration for the settlement of outstanding Cooper Tire stock options, which will not convert to outstanding shares of Cooper Tire common stock, as well as Cooper Tire performance cash units and Cooper Tire notional deferred stock units, all of which will be cancelled and assumed to be paid out at or near the closing date of the merger. See the section titled “The Merger—Treatment of Cooper Tire Stock Options and Other Long Term Incentive Awards” of this proxy statement/prospectus for more information.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Cooper Tire are recognized and measured at fair value. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed, and these adjustment could be material.

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of Cooper Tire based on Cooper Tire’s audited consolidated balance sheet as of December 31, 2020, as reclassified; with the excess recorded to goodwill:

(In millions)
Cash and Cash Equivalents(a)	$361
Accounts Receivable	515
Inventories(b)	558
Prepaid Expenses and Other Current Assets(c)	112
Property, Plant and Equipment, net(d)	1,411
Goodwill	487
Intangible Assets(e)	995
Other Non-Current Assets(f)	197

4,636
Accounts Payable—Trade	(298)
Other Current Liabilities	(206)
Current and Non-Current Compensation and Benefits(g)	(486)
Current and Non-Current Debt, Finance Leases and Notes Payable and Overdrafts(h)	(177)
Deferred Tax Liabilities, net(i)	(300)
Other Non-current Liabilities	(224)

(1,691)

Estimated Merger Consideration(j)	$2,945

(a)	Cash and Cash Equivalents

Cooper Tire plans to pay off debt totaling $197 million, fund their rabbi trust by $59 million and settle interest rate swaps of $9 million using cash on hand prior to the close of the merger.

(b)	Inventories

Adjustments to inventory totaling $170 million are comprised of $77 million to adjust LIFO inventory to a current cost basis and $93 million to step-up inventory to estimated fair value. Goodyear has eliminated the LIFO reserve on Cooper Tire’s U.S. inventories as Goodyear determines the value of its inventory using the first-in, first-out or the average cost method.

To estimate the fair value of inventory, Goodyear considered the components of Cooper Tire’s inventory, as well as estimates of selling prices and selling and distribution costs that were based on Cooper Tire’s historical experience.

(c)	Prepaid Expenses and Other Current Assets

Includes Cooper Tire’s historical prepaid expenses and other current asset balances of $53 million adjusted for the contributions to the rabbi trust totaling $59 million.

(d)	Property, Plant and Equipment

Fair value adjustments to property, plant and equipment totaling $333 million are comprised of increasing Cooper Tire’s historical property, plant and equipment net book value of $1,078 million to the preliminary estimate of the fair value of property, plant and equipment acquired of $1,411 million. This estimate is based on other comparable acquisitions and historical experience, and expectations as to the duration of time Goodyear expects to realize benefits from those assets, as Goodyear does not yet have sufficient information as to the condition of Cooper Tire’s fixed assets.

(e)	Intangible Assets

The estimated fair values of identifiable intangible assets to be acquired were prepared using an income valuation approach, which requires a forecast of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. The estimated useful lives are based on Goodyear’s historical experience and expectations as to the duration of time Goodyear expects to realize benefits from those assets. These estimated fair values are considered preliminary and are subject to change upon completion of the final valuation. Changes in fair value of the acquired intangible assets may be material. The estimated fair value of the identifiable intangible assets, their estimated useful lives and valuation methodology are as follows:

(In millions)	Fair value	Useful life	Valuation method
Trade names (indefinite-lived)	$305	N/A	Relief-from-royalty
Trade names (definite-lived)	25	5-10	Relief-from-royalty
Customer relationships	620	10-15	Multi-period excess earnings
Developed technology	45	5-10	Relief-from-royalty

	$995

(f)	Other Non-Current Assets

Other Non-Current Assets consists of Investment in Joint Venture of $53 million, Other Assets of $22 million, Operating Lease Right-of-Use Assets of $92 million and Pension Benefits of $30 million.

(g)	Current and Non-Current Compensation and Benefits

Includes Cooper Tire’s historical compensation and benefits, increases in unfunded pension obligations of $4 million and accrued wages of $6 million for lump sum payments. This is partially offset by a $23 million reduction of the liability of certain long term incentive awards and deferred compensation accrued at December 31, 2020. Refer to Notes 6(i) and 6(k) for further information.

(h)	Current and Non-Current Debt, Finance Leases and Notes Payable and Overdrafts

The fair value estimates of Cooper Tire’s existing debt that will be assumed in the merger totals $177 million, excluding the amount of debt Cooper Tire plans to pay off using cash on hand prior to the close of the merger totaling $197 million and including the fair market value adjustment of $20 million. Refer to Note 7(d) for further information.

(i)	Deferred Tax Liabilities, net

Includes Cooper Tire’s historical deferred tax assets of $31 million and liabilities of ($1) million and the transaction adjustment of ($330) million as described in Note 6(g).

(j)	Total estimated merger consideration

The final estimated merger consideration could significantly differ from the amounts presented in the pro forma financial information due to movements in the price of Goodyear common stock up to the closing date of the merger. A sensitivity analysis related to the fluctuation in the price of Goodyear common stock was performed to assess the impact a hypothetical change of 15% on the closing price of Goodyear common stock at March 26, 2021 would have on the estimated merger consideration and goodwill as of the closing date of the merger and is summarized as follows:

(In millions, except per share amounts)	Share Price	Estimated Merger Consideration	Goodwill
Increase of 15%	$19.69	$3,386	$560
Decrease of 15%	14.55	2,503	414

Note 5. PRO FORMA STATEMENT OF OPERATIONS TRANSACTION ADJUSTMENTS

The pro forma financial information has been prepared using Cooper Tire’s publicly available financial statements and disclosures, as well as certain assumptions made by Goodyear. Estimates of the fair value of assets acquired and liabilities assumed are described in Note 4. For information on adjustments not included in the pro forma financial information, see Note 8.

(a)	Net Sales – Reflects the adjustment for certain product sales between Goodyear and Cooper Tire which would be eliminated in consolidation.

(b)	Cost of Goods Sold

(In millions)	Transaction Adjustments
Elimination of Net Sales between Goodyear and Cooper Tire	$(24)
Elimination of Cooper Tire’s historical depreciation on Property, Plant and Equipment	(131)
Estimated depreciation for acquired Property, Plant and Equipment	166
Elimination of change in LIFO reserve	10
Additional expense related to step-up of inventory	93

Total pro forma adjustment to Cost of Goods Sold	$114

(c)	Selling, Administrative and General Expense

(In millions)	Transaction Adjustments
Elimination of Cooper Tire’s historical depreciation on Property, Plant and Equipment	$(7)
Estimated depreciation for acquired Property, Plant and Equipment	9
Elimination of Cooper Tire’s historical Intangible Asset amortization	(21)
Estimated amortization for acquired Intangible Assets	64
Executive severance and employee retention	29

Total pro forma adjustment to Selling, Administrative and General Expense	$74

The depreciation expense related to Property, Plant and Equipment and the amortization expense related to Intangibles Assets acquired is based on estimated fair value amortized over the respective estimated remaining useful lives. Executive severance and employee retention reflects the estimated expense related to the change-in-control provisions associated with the executive severance plan and retention benefits anticipated as a result of the merger. Goodyear believes the fair value of accounts receivable acquired will be fully collected within the first year therefore no reserve for current expected credit losses has been reflected in the pro forma statement of operations.

(d)	Interest Expense

(In millions)	Transaction Adjustments
Elimination of Cooper Tire’s historical Interest Expense on debt not assumed	$(7)
Amortization of fair value adjustment on Cooper Tire debt	3

Total pro forma adjustment to Interest Expense	$(4)

(e)	Other (Income) Expense

Acquisition-related transaction costs of $71 million include investment banker, advisory, legal, valuation, and other professional fees.

(f)	United States and Foreign Tax Expense

This adjustment reflects the income tax expense/benefit effects of the transaction-related adjustments based on applicable statutory tax rates. The tax rates used for this pro forma financial information are an estimate, and therefore, the blended rate will likely vary from the actual effective rate in periods subsequent to the completion of the merger. A pro forma blended statutory tax rate of 24.0% was used in determining the tax impact of certain pro forma adjustments. This rate was estimated using the statutory income tax rate for Goodyear and Cooper Tire, weighted based on respective income (loss) before income taxes. The adjusted statutory income tax rate for Goodyear and Cooper Tire is based on the U.S statutory income tax rate of 21%, plus 3% related to the tax rate impact of state and local income taxes and income taxes of non-U.S. operations. Income tax has not been calculated on approximately $34 million of transaction costs that are estimated to be capitalizable for income tax purposes.

(g)	Company Net Income (Loss) Per Common Share

Pro forma net income (loss) per common share for the year ended December 31, 2020, has been calculated based on the estimated weighted-average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted-average shares outstanding have been calculated as if the acquisition-related shares had been issued and outstanding and outstanding Cooper Tire shares canceled as of January 1, 2020. For additional information on the calculation of acquisition-related shares, see Note 4.

	Year ended December 31, 2020
(In millions, except share and per share amounts)	Goodyear (as reported)	Pro forma combined
Net loss attributable to common shareholders	$(1,254)	$(1,383)
Weighted-average number of common shares outstanding—diluted	234	280
Less Dilutive effect of stock options and restricted awards(1)	—	—

Weighted-average number of common shares outstanding—basic	234	280

Loss per common share
Diluted	$(5.35)	$(4.94)
Basic	(5.35)	(4.94)

(1)	Due to the Goodyear net loss, dilutive securities were not included as they would be anti-dilutive.

Note 6. PRO FORMA BALANCE SHEET TRANSACTION ADJUSTMENTS

The pro forma financial information has been prepared using Cooper Tire’s publicly available financial statements and disclosures, as well as certain assumptions made by Goodyear. Estimates of the fair value of assets acquired and liabilities assumed are described in Note 4. For information on adjustments not included in the pro forma combined statements, see Note 8.

(a)	Cash and Cash Equivalents

(In millions)	December 31, 2020
Cash component of Merger consideration (Note 4)	$(2,156)
Cash paid for transaction expenses (1)	(71)
Cash paid for employee retention	(6)

Total pro forma adjustment to Cash and Cash equivalents	$(2,233)

(1)

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation and other professional fees are not included as a component of consideration transferred but are expensed as incurred.

(b)	Accounts Receivable and Accounts Payable-Trade

Reflects the elimination of $3 million between Accounts Receivable and Accounts Payable for amounts due to and due from Goodyear and Cooper Tire which would be eliminated in consolidation.

(c)	Inventories

Reflects the preliminary purchase accounting adjustment for inventories based on the acquisition method of accounting. Goodyear has eliminated the LIFO reserve on Cooper Tire’s U.S. inventories as Goodyear determines the value of its inventory using the first-in, first-out or the average cost method.

(In millions)	December 31, 2020
Eliminate LIFO reserve	$77
Estimated fair value adjustment	93

Total adjustments to Inventory	$170

(d)	Prepaid Expenses and Other Current Assets

Reflects the estimated amount paid from the rabbi trust at or near the assumed closing related to the change-in-control provisions associated with the executive severance plan.

(e)	Goodwill

Reflects the elimination of Cooper Tire’s historical goodwill and the capitalization of the preliminary goodwill for the estimated merger consideration in excess of the estimated fair value of net assets acquired. Refer to Note 4 for additional information on the goodwill expected to be recognized.

(In millions)	December 31, 2020
Elimination of Cooper Tire’s historical Goodwill	$(19)
Preliminary Goodwill in connection with the merger	487

Total adjustments to Goodwill	$468

(f)	Intangible Assets

Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 4 for additional information on the estimated acquired intangible assets expected to be recognized.

(In millions)	December 31, 2020
Elimination of Cooper Tire’s historical Intangible Assets	$(95)
Estimated fair value of acquired Intangible Assets	995

Total adjustments to Intangible Assets	$900

(g)	Deferred Income Taxes

This adjustment reflects the deferred tax assets and deferred tax liabilities resulting from the pro forma fair value adjustments of the acquired assets and assumed liabilities based on the applicable statutory tax rates for the U.S. and non-U.S. locations associated with the respective purchase price allocation and transaction related expenses. The originating net deferred tax liability is primarily related to the preliminary purchase price allocation associated with the acquired intangible assets.

	December 31, 2020
(In millions)		24% Blended Statutory Tax Rate
Total adjustments to Inventory	$170
Total adjustments to Intangible Assets	900
Total adjustments to Property, Plant and Equipment	333
Total adjustments to Current Compensation and Benefits	(2)
Total adjustments to Long Term Debt and Finances Leases	(20)
Total adjustments to Non Current Compensation and Benefits	(8)

Taxable purchase allocation adjustments	$1,373	$330

Transactions costs	$(71)
Capitalizable portion of transaction costs	34
Executive severance and employee retention	(29)

	$(66)	(16)

Adjustments to Deferred Income Taxes		$314

(h)	Property, Plant and Equipment

Reflects the preliminary purchase accounting adjustment for Property, Plant and Equipment based on the acquisition method of accounting. Refer to Note 4 for additional information on the estimated fair value of the Property, Plant and Equipment expected to be recognized.

(In millions)	December 31, 2020
Elimination of Cooper Tire’s Property, Plant and Equipment – carrying value	$(1,078)
Property, Plant and Equipment – fair value	1,411

Adjustments to Property, Plant and Equipment	$333

(i)	Current Compensation and Benefits

Adjustments totaling $2 million reflect the preliminary estimated increase in accrued wages from annual lump sums to be paid to active employees represented by the United Steelworkers (“USW”) at certain manufacturing locations of Cooper Tire, as required by the applicable existing agreements between the USW and Cooper Tire.

(j)	Long Term Debt and Finance Leases

Total adjustments of $20 million have been recorded in relation to Cooper Tire’s existing debt that will be assumed by Goodyear in the merger to adjust the assumed debt to fair market value.

(k)	Non-Current Compensation and Benefits

Adjustments totaling $15 million reflect a $23 million reduction in the liability of certain long term incentive awards and deferred compensation accrued at December 31, 2020. This is partially offset by increases in unfunded pension obligations as a result of increases to pension benefit multipliers of $4 million and accrued wages from future annual lump sums to be paid to active employees represented by the USW at certain manufacturing locations of Cooper Tire of $4 million, both as required by the applicable existing agreements between the USW and Cooper Tire.

(l)	Shareholders’ Equity

Total Cooper Tire common stock outstanding was exchanged for Goodyear common stock at an exchange ratio of 0.907 to one, which totaled 46.1 million shares at March 26, 2021, the estimated fair value of which is $789 million, based on Goodyear’s per share closing price as of March 26, 2021, or $17.12 per share. The following depicts the equity value consideration of $789 million offset by the elimination of Cooper Tire equity balances.

(In millions)	Transaction Adjustments	Total
Issuance of Goodyear common stock based on exchange ratio of 0.907 per share (no par value)	$46
Eliminate Cooper Tire’s historical common stock	(87)

Common stock transaction adjustment		$(41)
Record Capital Surplus related to fair value of share consideration paid	743
Eliminate Cooper Tire’s historical capital surplus	(21)

Capital surplus transaction adjustment		722
Eliminate Cooper Tire’s historical treasury stock	919

Treasury stock transaction adjustment		919
Record executive severance and employee retention, net of tax	(22)
Record estimated other transaction related costs, net of tax	(62)
Eliminate Cooper Tire’s historical retained earnings	(2,647)

Retained earnings transaction adjustments		(2,731)
Eliminate Cooper Tire’s historical accumulated other comprehensive loss	447

Accumulated other comprehensive loss transaction adjustment		447
Eliminate Cooper Tire’s historical nonredeemable shareholder’s equity	$(22)

Nonredeemable shareholder’s equity transaction adjustment		(22)

Shareholders’ equity transaction adjustments		$(706)

Note 7. OTHER ADJUSTMENTS

Other adjustments consist of transactions anticipated to occur related to the merger but outside of the merger transaction as follows:

(a)	Cash and Cash Equivalents

(In millions)	December 31, 2020
Cash borrowed under the bridge loan facility	$1,450
Termination of interest rate swap arrangements for Cooper Tire debt not assumed	(9)
Cooper Tire rabbi trust funding	(59)
Repayment of Cooper Tire outstanding debt not assumed	(197)

Total pro forma adjustment to Cash and Cash Equivalents	$1,185

(b)	Prepaid Expenses and Other Current Assets

Cooper Tire is a party to a trust agreement, which is intended to provide funding for benefits payable to directors, executive officers and certain other employees under several Cooper Tire plans and agreements. The execution of the merger agreement constituted a “potential change in control” under such plans and agreements and, as a result, Cooper Tire was required to fund shortly after the execution of the merger agreement the estimated value of the payments to be made to the beneficiaries under the trust agreement, determined in accordance with the funding requirements under the applicable plans and agreements. Refer to the section titled “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger—Rabbi Trust Funding” of this proxy statement/prospectus for further information.

(c)	Other Current Liabilities

Termination of interest rate swap arrangements in the amount of $9 million related to Cooper Tire’s outstanding long term debt not assumed.

(d)	Notes Payable and Overdrafts, Long Term Debt and Finance Leases due Within One Year and Long Term Debt and Finance Leases

Bridge Financing

Goodyear obtained the commitment letter for a senior unsecured 364-day bridge term loan facility of up to approximately $2.3 billion. Goodyear has assumed that $1,450 million will be drawn on the bridge loan facility to finance the merger for purposes of the pro forma financial information. This debt obligation is classified as current based on its terms with long term financing anticipated to replace the bridge loan facility. There can be no assurance that the long term financing will be obtained prior to the completion of the merger and the terms of the long term financing are uncertain at this time. The total amount assumed to be drawn represents the cash component of the merger consideration (Note 4) less use of cash on hand.

Repayment of Cooper Tire’s outstanding debt not assumed

(In millions)	December 31, 2020
Elimination of Cooper Tire’s Notes Payable and Overdrafts	$(11)
Elimination of Cooper Tire’s Current Portion of Long Term Debt	(12)
Elimination of certain of Cooper Tire’s Long Term Debt	(174)

Elimination of Cooper Tire’s existing debt	$(197)

(e)	Interest Expense / Other (Income) Expense and United States and Foreign Tax Expense

The adjustment to record pro forma interest expense of $58 million is based on the assumption that the bridge loan was obtained on January 1, 2020. The interest rate assumed on this loan facility is 4%, which is comprised of the twelve-month LIBOR floor of 0.5% plus 350 basis points, as described in the terms of the commitment letter. The LIBOR floor was used to determine the overall interest rate as the actual twelve-month LIBOR rate was 0.28075% at March 26, 2021.

The interest that Goodyear will ultimately pay once long term financing is obtained may vary materially from what is assumed in the pro forma financial information and will be based on the contractual terms of the long term financing.

From a sensitivity analysis perspective, if the twelve-month LIBOR rate used in determining interest expense associated with the bridge loan were to increase or decrease by 12.5 basis points it would not impact the interest expense for the year ended December 31, 2020 as the adjusted LIBOR rate of 0.40575% to 0.15575% is below the floor of 0.5%, respectively.

Other (Income) Expense includes amortization of deferred financing fees related to the bridge loan facility of $10 million.

A tax rate of 24.0% was used in relation to interest expense and other expense associated with the bridge loan facility as this debt will reside in the U.S.

Note 8. UNADJUSTED PRO FORMA BALANCES

Legal and environmental contingencies

At this time, Goodyear does not have sufficient information as to the details of Cooper Tire’s legal proceedings, product liability claims, environmental matters and other such information to make a reasonable preliminary estimate of fair value. The valuation effort could require intimate knowledge of complex legal matters and associated defense strategies. Therefore, no adjustment has been recorded to modify the current book value as determined by Cooper Tire.

COOPER TIRE SPECIAL MEETING

This proxy statement/prospectus is being provided to Cooper Tire stockholders as part of a solicitation of proxies by the Cooper Tire Board for use at the Cooper Tire special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Cooper Tire stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Cooper Tire special meeting.

Date, Time and Place

The Cooper Tire special meeting will be held virtually at 10:00 a.m., Eastern Time, on April 30, 2021. On or about April 2, 2021, Cooper Tire commenced mailing this proxy statement/prospectus and the enclosed form of proxy to Cooper Tire stockholders entitled to vote at the Cooper Tire special meeting.

To participate in the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting to log in to the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting. Using this control number, you will be able to listen to the Cooper Tire special meeting live, submit questions and vote online. Cooper Tire encourages you to access the Cooper Tire special meeting before the start time of 10:00 a.m., Eastern Time, on April 30, 2021. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern Time, on April 30, 2021. Information regarding the ability of Cooper Tire stockholders to ask questions during the Cooper Tire special meeting and related rules of conduct at the Cooper Tire special meeting will be posted on Cooper Tire’s investor relations page (investors.coopertire.com) in advance of the Cooper Tire special meeting.

Matters addressing technical and logistical issues, including technical support during the Cooper Tire special meeting and related to accessing the Cooper Tire special meeting’s virtual meeting platform, will be available at www.virtualshareholdermeeting.com/CTB2021SM. Cooper Tire will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Cooper Tire special meeting. If you encounter any difficulties accessing the virtual Cooper Tire special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Cooper Tire special meeting log-in page.

Purpose of the Cooper Tire Special Meeting

At the Cooper Tire special meeting, Cooper Tire stockholders will be asked to consider and vote on the following:

•

The merger proposal—a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which is further described in the sections titled “The Merger” and “The Merger Agreement”, beginning on pages 49 and 91, respectively;

•

The merger-related named executive officer compensation proposal—a non-binding advisory proposal to approve the compensation that may be paid or become payable to Cooper Tire’s named executive officers that is based on or otherwise relates to the merger; and

•

The adjournment proposal—a proposal to approve the adjournment of the Cooper Tire special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Completion of the merger is conditioned on the approval of the merger proposal.

Recommendation of the Cooper Tire Board

At a special meeting held on February 21, 2021, the Cooper Tire Board unanimously determined that the merger is fair to and in the best interests of Cooper Tire and Cooper Tire stockholders, approved and declared advisable the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Cooper Tire stockholders for adoption at a meeting of such stockholders. The Cooper Tire Board unanimously recommends that Cooper Tire stockholders vote “FOR” the merger proposal, “FOR” the merger-related named executive officer compensation proposal and, if necessary or appropriate, “FOR” the adjournment proposal.

Cooper Tire stockholders should carefully read this proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the transactions contemplated by the merger agreement.

Record Date; Cooper Tire Stockholders Entitled to Vote

The record date for the Cooper Tire special meeting is April 1, 2021. Record holders of shares of Cooper Tire common stock at the close of business on the record date are entitled to notice of, and to vote at, the Cooper Tire special meeting and any adjournment or postponement thereof.

As of the record date, there were 50,522,665 shares of Cooper Tire common stock outstanding and entitled to vote at the Cooper Tire special meeting. Each share of Cooper Tire common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the Cooper Tire special meeting. Cooper Tire stockholders may vote virtually at the Cooper Tire special meeting or by proxy through the Internet or by telephone or by a properly executed and delivered proxy card with respect to the Cooper Tire special meeting.

A complete list of Cooper Tire stockholders of record who are entitled to vote at the Cooper Tire special meeting will be available for a period of at least 10 days prior to the Cooper Tire special meeting. If you would like to inspect the list of Cooper Tire stockholders of record, please contact Cooper Tire’s Investor Relations department at (419) 424-4165 or investorrelations@coopertire.com to schedule an appointment or request access.

Quorum; Adjournment

A quorum of Cooper Tire stockholders is necessary for Cooper Tire to hold the Cooper Tire special meeting. Under Cooper Tire’s bylaws, the holders of a majority of the outstanding shares of Cooper Tire common stock, present in person or by proxy, shall constitute a quorum. Virtual attendance at the Cooper Tire special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Cooper Tire special meeting.

Abstentions will count as votes present and entitled to vote for the purpose of determining the presence of a quorum for the transaction of business at the Cooper Tire special meeting. The proposals for consideration at the Cooper Tire special meeting are considered “non-routine” matters under NYSE Rule 452, and, therefore, shares of Cooper Tire common stock held in “street name” through a broker, bank or other nominee will not be counted as present for the purpose of determining the existence of a quorum if no instructions have been provided to such entity on how to vote on any such proposals.

The Cooper Tire special meeting may be adjourned or postponed, in the absence of a quorum, by the affirmative vote of holders of a majority of the shares of Cooper Tire common stock present virtually or represented by proxy and entitled to vote at the Cooper Tire special meeting. Even if a quorum is present, the Cooper Tire special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement if sufficient votes are cast in favor of the adjournment proposal. Cooper Tire does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the Cooper Tire special meeting.

Notice need not be given of the adjourned Cooper Tire special meeting if the time and place thereof are announced at the Cooper Tire special meeting at which the adjournment is taken unless:

•

the adjournment is for more than 30 days, in which case a notice of the adjourned Cooper Tire special meeting will be given to each Cooper Tire stockholder of record entitled to vote at the Cooper Tire special meeting; or

•

a new record date for determination of Cooper Tire stockholders entitled to vote is fixed for the adjourned Cooper Tire special meeting, in which case a notice of the adjourned Cooper Tire special meeting must be given to each Cooper Tire stockholder of record entitled to vote at the Cooper Tire special meeting.

At any adjourned Cooper Tire special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Cooper Tire special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned Cooper Tire special meeting. Any adjournment or postponement of the Cooper Tire special meeting will allow Cooper Tire stockholders who have already submitted their proxies to revoke them at any time before their use at the Cooper Tire special meeting that was adjourned or postponed.

Required Vote; Broker Non-Votes and Abstentions

Each share of Cooper Tire common stock outstanding on the record date is entitled to one vote on each of the merger proposal, the merger-related named executive officer compensation proposal and the adjournment proposal. The required votes to approve the proposals at the Cooper Tire special meeting are as follows:

•

The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon. Failures to vote and abstentions will have the same effect as votes cast “AGAINST” the merger proposal.

•

The merger-related named executive officer compensation proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon. Abstentions will have the same effect as votes cast “AGAINST” the merger-related named executive officer compensation proposal but holders of shares of Cooper Tire common stock that are not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the merger-related named executive officer compensation proposal. Because the vote on the merger-related named executive officer compensation proposal is advisory only, it will not be binding on Cooper Tire or Goodyear. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related named executive officer compensation will be payable to Cooper Tire’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related named executive officer compensation proposal.

•

The adjournment proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon. Abstentions will have the same effect as votes cast “AGAINST” the adjournment proposal but holders of shares of Cooper Tire common stock that are not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the adjournment proposal. The approval of the adjournment proposal is not a condition precedent to the approval of the merger proposal or the closing of the merger.

Virtual attendance at the Cooper Tire special meeting constitutes presence in person for purposes of the vote required under Cooper Tire’s bylaws.

Since the proposals for consideration at the Cooper Tire special meeting are considered “non-routine” matters under NYSE Rule 452, holders of shares of Cooper Tire common stock held in “street name” through a broker, bank or other nominee that have provided no instructions to such entity on how to vote on any such proposals will not be considered in attendance at the Cooper Tire special meeting. Therefore, such failure to provide voting instructions will have the same effect as votes cast “AGAINST” the merger proposal, but will have no effect on the outcome of the merger-related named executive officer compensation proposal or the adjournment proposal.

Voting of Proxies by Holders of Record

How to Vote by Proxy if You are the Record Holder of Your Shares of Cooper Tire Common Stock

Only Cooper Tire stockholders of record at the close of business on the record date will be eligible to vote at the Cooper Tire special meeting virtually at www.virtualshareholdermeeting.com/CTB2021SM. To participate in the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting to log in to the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting. Using this control number, you will be able to listen to the Cooper Tire special meeting live, submit questions and vote online. Cooper Tire encourages you to access the Cooper Tire special meeting before the start time of 10:00 a.m., Eastern Time, on April 30, 2021. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern Time, on April 30, 2021.

If you were the record holder of your shares of Cooper Tire common stock as of the record date, you may submit your proxy to vote by mail, by telephone or via the Internet.

Voting via the Internet or by Telephone:

•

Internet—To submit your proxy via the Internet, go to www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to vote your shares of Cooper Tire common stock. If you vote via the Internet, you must do so no later than 11:59 p.m., Eastern Time, on April 29, 2021.

•

Telephone—To submit your proxy by telephone, call 1-800-690-6903. Have your proxy card in hand when you call and then follow the instructions to vote your shares of Cooper Tire common stock. If you vote by telephone, you must do so no later than 11:59 p.m., Eastern Time, on April 29, 2021.

Voting by Mail:

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•

Mail—To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you vote by mail, your proxy card must be received no later than 6:00 p.m., Eastern Time, on April 29, 2021.

How to Vote Your Shares of Cooper Tire Common Stock if You are a “Street Name” Holder

If you hold your shares of Cooper Tire common stock through a broker, bank or other nominee, also referred to as a “street name” holder, check the instructions provided by that entity to determine which options are available to you with respect to voting your shares of Cooper Tire common stock.

How to Vote if You are a Participant in Certain Cooper Tire Contribution Plans

Participants in certain defined contribution plans sponsored by Cooper Tire may also vote by using a touch-tone telephone to call 1-800-690-6903, or via the Internet by accessing the following website: www.proxyvote.com.

Voting instructions, including your Cooper Tire stockholder account number and personal proxy control number, are contained on the accompanying proxy card. You will use this accompanying proxy card if you are a participant in the following defined contribution plans sponsored by Cooper Tire:

•	Spectrum Investment Savings Plan;

•	Pre-Tax Savings Plan (Texarkana Represented Employees); or

•	Pre-Tax Savings Plan (Findlay Represented Employees).

All voting instructions from participants in the defined contribution plans sponsored by Cooper Tire and listed above must be received no later than 11:59 p.m., Eastern Time, on April 27, 2021.

General

All properly signed proxies that are timely received and that are not revoked will be voted at the Cooper Tire special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the Cooper Tire Board.

Attendance at the Cooper Tire Special Meeting and Voting Virtually

As part of Cooper Tire’s precautions regarding COVID-19, the Cooper Tire special meeting will be a virtual meeting, as permitted by Delaware law and Cooper Tire’s bylaws. A virtual special meeting format is expected to facilitate and increase Cooper Tire stockholder attendance and participation by enabling Cooper Tire stockholders of record to participate fully and equally from any location around the world.

Cooper Tire remains sensitive to concerns regarding virtual meetings generally from investor advisory groups and other stockholder rights advocates who have voiced concerns that virtual meetings may diminish stockholder voice or reduce accountability. Cooper Tire’s bylaws provide that special meetings of Cooper Tire stockholders may be held by means of remote communication, subject to such guidelines and procedures as the Cooper Tire Board may adopt from time to time. Accordingly, Cooper Tire has designed the procedures for the virtual Cooper Tire special meeting format to comply with these requirements and to enhance, rather than constrain, Cooper Tire stockholder access, participation and communication. In preparation for the virtual Cooper Tire special meeting, (i) Cooper Tire will implement reasonable measures to verify that each person deemed present and permitted to vote at the Cooper Tire special meeting is a Cooper Tire stockholder of record or proxy holder, (ii) Cooper Tire will implement reasonable measures to provide Cooper Tire stockholders of record and proxy holders a reasonable opportunity to participate in the Cooper Tire special meeting and to vote on matters submitted to Cooper Tire stockholders of record, including an opportunity to read or hear the proceedings of the Cooper Tire special meeting substantially concurrently with such proceedings, and (iii) Cooper Tire will maintain a record of any votes or other action taken by Cooper Tire stockholders of record or proxy holders at the Cooper Tire special meeting. Additionally, the online format allows Cooper Tire stockholders to communicate with Cooper Tire during the Cooper Tire special meeting so they can ask appropriate questions of the Cooper Tire Board or Cooper Tire management. Information regarding the ability of Cooper Tire stockholders to ask questions during the Cooper Tire special meeting and related rules of conduct at the Cooper Tire special meeting will be posted on Cooper Tire’s investor relations page (investors.coopertire.com) in advance of the Cooper Tire special meeting. Similarly, matters addressing technical and logistical issues, including technical support during the Cooper Tire special meeting and related to accessing the Cooper Tire special meeting’s virtual meeting platform, will be available at www.virtualshareholdermeeting.com/CTB2021SM.

To participate in the Cooper Tire special meeting, you will need the 16-digit stockholder control number located on your proxy card or on the instructions that accompanied your proxy materials for the Cooper Tire special meeting to log in to the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM. Please keep your stockholder control number in a safe place so it is available to you for the Cooper Tire special meeting. Using this control number, you will be able to listen to the Cooper Tire special meeting live, submit questions and vote online. Cooper Tire encourages you to access the Cooper Tire special meeting before the start time of

10:00 a.m., Eastern Time, on April 30, 2021. Please allow ample time for online check-in, which will begin at 9:45 a.m., Eastern Time, on April 30, 2021.

Revocability of Proxies

Any Cooper Tire stockholder giving a proxy has the power to revoke it at any time before the proxy is voted at the Cooper Tire special meeting. If you are a Cooper Tire stockholder of record, you may revoke your proxy in any of the following ways:

1. submitting a proxy at a later time by Internet or telephone until 11:59 p.m., Eastern Time, on April 29, 2021;

2. signing and returning a new proxy card with a later date;

3. voting virtually at the Cooper Tire special meeting; or

4. delivering, before 6:00 p.m., Eastern Time, on April 29, 2021, to Cooper Tire’s Secretary at 701 Lima Avenue, Findlay, Ohio 45840, a written revocation of your most recent proxy.

If you hold shares of Cooper Tire common stock in any Cooper Tire defined contribution plan and specify your voting instructions on your proxy card, you may also later revoke your voting instructions in the ways described above.

If you are a “street name” Cooper Tire stockholder (for example, if your shares of Cooper Tire common stock are held in the name of a bank, broker or other nominee) and you vote by proxy, you may later revoke your proxy by informing such entity in accordance with its procedures. Please note that only Cooper Tire stockholders of record at the close of business on the record date will be eligible to virtually attend and vote at the Cooper Tire special meeting at www.virtualshareholdermeeting.com/CTB2021SM.

Solicitation

The Cooper Tire Board is soliciting proxies for the Cooper Tire special meeting from Cooper Tire stockholders and Cooper Tire will bear the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this proxy statement/prospectus, the proxy card and any additional materials furnished to Cooper Tire stockholders. Proxies may be solicited by directors, officers and a small number of Cooper Tire’s regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. Cooper Tire has retained Georgeson, a proxy solicitation firm, to assist in the solicitation of proxies for an estimated fee of approximately $20,000 plus reasonable out-of-pocket costs and expenses for the services of the firm. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Cooper Tire common stock of record for beneficial owners for forwarding to such beneficial owners. Cooper Tire may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the Internet, by telephone, completing your proxy card, or have questions regarding the Cooper Tire special meeting, please contact Georgeson, Cooper Tire’s proxy solicitor, at the following address and telephone number:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Telephone: (212) 440-9800

You may also contact Cooper Tire’s Investor Relations department at (419) 424-4165 or investorrelations@coopertire.com.

Your vote is very important regardless of the number of shares of Cooper Tire common stock that you own. Please submit a proxy to vote your shares of Cooper Tire common stock via the Internet, by telephone or sign, date and return a proxy card promptly so your shares of Cooper Tire common stock can be represented, even if you plan to attend the Cooper Tire special meeting.

Tabulation of Votes

Broadridge, an independent third-party, will tabulate and certify the vote, and will have a representative to act as the independent inspector of election for the Cooper Tire special meeting.

COOPER TIRE PROPOSALS

Item 1. The Merger Proposal

(Item 1 on Cooper Tire Proxy Card)

In the merger proposal, Cooper Tire is asking Cooper Tire stockholders to adopt the merger agreement. Approval of the merger proposal by Cooper Tire stockholders is required for completion of the merger. The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon. Each share of Cooper Tire common stock outstanding on the record date of the Cooper Tire special meeting is entitled to one vote on the merger proposal. Failures to vote and abstentions will have the same effect as votes cast “AGAINST” the merger proposal.

The Cooper Tire Board unanimously recommends a vote “FOR” the merger proposal (Item 1).

Item 2. The Merger-Related Named Executive Officer Compensation Proposal

(Item 2 on Cooper Tire Proxy Card)

In the merger-related named executive officer compensation proposal, Cooper Tire is asking Cooper Tire stockholders to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Cooper Tire’s named executive officers that is based on or otherwise relates to the merger. The Cooper Tire Board will consider the affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock entitled to vote thereon and present in person or represented by proxy at the Cooper Tire special meeting as approval of the merger-related named executive officer compensation proposal. Virtual attendance at the Cooper Tire special meeting constitutes presence in person for purposes of the vote required under Cooper Tire’s bylaws. Abstentions will have the same effect as votes cast “AGAINST” the merger-related compensation proposal but holders of shares of Cooper Tire common stock that are not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the merger-related named executive officer compensation proposal.

Because the vote on the merger-related named executive officer compensation proposal is advisory only, it will not be binding on Cooper Tire or Goodyear. Accordingly, if the merger proposal is approved and the merger is completed, the merger-related named executive officer compensation will be payable to Cooper Tire’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the merger-related named executive officer compensation proposal.

The Cooper Tire Board unanimously recommends a vote “FOR” the merger-related named executive officer compensation proposal (Item 2).

Item 3. The Adjournment Proposal

(Item 3 on Cooper Tire Proxy Card)

In the adjournment proposal, Cooper Tire is asking Cooper Tire stockholders to approve the adjournment of the Cooper Tire special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement. If Cooper Tire stockholders approve the adjournment proposal, subject to the terms of the merger agreement, Cooper Tire could adjourn the Cooper Tire special meeting and use the additional time to solicit additional proxies, including soliciting proxies from Cooper Tire stockholders who have previously voted. Cooper Tire does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the Cooper Tire special meeting.

The vote on the adjournment proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the adjournment proposal and vice versa.

The adjournment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Cooper Tire common stock, present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon. Virtual attendance at the Cooper Tire special meeting constitutes presence in person for purposes of the vote required under Cooper Tire’s bylaws. Abstentions will have the same effect as votes cast “AGAINST” the adjournment proposal but holders of shares of Cooper Tire common stock that are not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the adjournment proposal.

The Cooper Tire Board unanimously recommends a vote “FOR” the adjournment proposal, if necessary or appropriate (Item 3).

NON-BINDING ADVISORY VOTE ON MERGER-RELATED NAMED EXECUTIVE OFFICER COMPENSATION FOR COOPER TIRE’S NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 14a-21(c) promulgated under the Exchange Act requires that Cooper Tire seek a non-binding advisory vote from Cooper Tire stockholders to approve the merger-related compensation described in this proxy statement/prospectus under “The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger” beginning on page 68, and including the table therein titled “Golden Parachute Compensation” (as well as the other supporting footnotes and tables therein) intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each Cooper Tire named executive officer that is based on or otherwise relates to the merger and will or may become payable by either Cooper Tire or Goodyear.

The affirmative vote of holders of a majority of the outstanding shares of Cooper Tire common stock present in person or represented by proxy at the Cooper Tire special meeting and entitled to vote thereon is required to approve the advisory (non-binding) merger-related named executive officer compensation proposal. Virtual attendance at the Cooper Tire special meeting constitutes presence in person for purposes of the vote required under Cooper Tire’s bylaws. Abstentions will have the same effect as votes cast “AGAINST” the merger-related named executive officer compensation proposal but holders of shares of Cooper Tire common stock that are not in attendance at the Cooper Tire special meeting will have no effect on the outcome of the merger-related named executive officer compensation proposal (assuming a quorum is present). Each share of Cooper Tire common stock outstanding on the record date is entitled to one vote on the merger-related named executive officer compensation proposal. If you return a properly executed proxy card but do not indicate instructions on your proxy card, your shares of Cooper Tire common stock represented by such proxy card will be voted FOR the merger-related named executive officer compensation and resolution set forth below. Accordingly, Cooper Tire is asking Cooper Tire stockholders to vote in favor of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Cooper Tire’s named executive officers that is based on or otherwise relates to the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘The Merger—Interests of Directors and Executive Officers of Cooper Tire in the Merger’ are hereby APPROVED.”

The Cooper Tire Board unanimously recommends that its stockholders approve, on a non-binding advisory basis, the merger-related named executive officer compensation described in this proxy statement/prospectus by voting “FOR” the above proposal.

Approval of the merger-related named executive officer compensation proposal is not a condition to completion of the merger, and the vote with respect to the merger-related named executive officer compensation proposal is advisory only and will not be binding on Cooper Tire or Goodyear. If the merger proposal is adopted by Cooper Tire stockholders and the merger is completed, the merger-related compensation will be payable to Cooper Tire’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the merger-related named executive officer compensation proposal.

APPRAISAL RIGHTS

General

This section summarizes certain material provisions of Delaware law pertaining to appraisal rights.

The following discussion, however, is not a complete summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, a copy of which is attached as Annex B to this proxy statement/prospectus and incorporated by reference herein. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation as to whether or not a Cooper Tire stockholder should exercise its right to seek appraisal under Section 262 of the DGCL. All references in Section 262 of the DGCL and this summary to a “stockholder” are to the record holder of the shares of Cooper Tire common stock. Only a holder of record of shares of Cooper Tire common stock is entitled to demand appraisal rights for the shares registered in such holder’s name. A person having a beneficial interest in shares of Cooper Tire common stock held of record in the name of another person, such as a broker, bank, trustee or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of Cooper Tire common stock through a broker, bank, trustee or other nominee and you wish to demand appraisal, you should consult with your broker, bank, trustee or the other nominee.

If you hold one or more shares of Cooper Tire common stock continuously through the effective date of the merger, neither vote in favor of the merger nor consent thereto in writing, and otherwise comply with the procedures set forth in Section 262 of the DGCL, you are entitled to appraisal rights under Delaware law and have the right to demand appraisal of your shares of Cooper Tire common stock in connection with the merger, have your shares of Cooper Tire common stock appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the merger) as of the completion of the merger, together with interest (subject to certain exceptions) on the amount determined to be the fair value, if any, instead of receiving the merger consideration pursuant to the merger agreement. Any such Cooper Tire stockholder awarded “fair value” for the holder’s shares of Cooper Tire common stock by the court would receive payment of that fair value in cash, together with interest (subject to certain exceptions) on the amount determined to be the fair value, if any, in lieu of the right to receive the merger consideration. It is possible that any such “fair value” as determined by the Delaware Court of Chancery may be more or less than, or the same as, that which Cooper Tire stockholders will receive pursuant to the merger agreement.

Under Section 262 of the DGCL, because Cooper Tire stockholders are being asked to adopt the merger agreement at a meeting of stockholders, not less than 20 days prior to the Cooper Tire special meeting to adopt such agreement, Cooper Tire must notify each of its stockholders who was a Cooper Tire stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of Section 262 of the DGCL is attached as Annex B to this proxy statement/prospectus.

A COOPER TIRE STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING SUMMARY AND ANNEX B CAREFULLY. FAILURE TO COMPLY WITH THE PROCEDURES OF SECTION 262 OF THE DGCL IN A TIMELY AND PROPER MANNER MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL, IF A COOPER TIRE STOCKHOLDER WISHES TO EXERCISE HIS, HER OR ITS APPRAISAL RIGHTS, THE HOLDER IS URGED TO CONSULT WITH ITS OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE

UNDER SECTION 262 OF THE DGCL. A COOPER TIRE STOCKHOLDER WHO LOSES HIS, HER OR ITS APPRAISAL RIGHTS WILL BE ENTITLED TO RECEIVE THE PER SHARE MERGER CONSIDERATION, WITHOUT INTEREST THEREON AND LESS ANY WITHHOLDING TAXES.

How to Exercise and Perfect Your Appraisal Rights

If you are a Cooper Tire stockholder and wish to exercise the right to seek an appraisal of your shares of Cooper Tire common stock, you must comply with ALL of the following:

•

you must not vote “FOR”, or must not otherwise consent in writing to, the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights, you must vote against the adoption of the merger agreement or abstain from voting your shares of Cooper Tire common stock;

•

you must deliver to Cooper Tire a written demand for appraisal before the taking of the vote on the adoption of the merger agreement at the Cooper Tire special meeting, and such demand must reasonably inform Cooper Tire of your identity and your intention to demand appraisal of your shares of Cooper Tire common stock. Your written demand for appraisal must be in addition to and separate from any proxy or vote;

•

you must continuously hold your shares of Cooper Tire common stock from the date of making the demand through the effective date of the merger. You will lose your appraisal rights if you transfer the shares before the effective time; and

•

you, another stockholder, an appropriate beneficial owner or the surviving corporation must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Cooper Tire common stock within 120 days after the effective date of the merger. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of Cooper Tire stockholders or a beneficial owner of Cooper Tire common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Cooper Tire common stock within the time prescribed in Section 262 of the DGCL.

In addition, the Delaware Court of Chancery will dismiss appraisal proceedings as to all shares of Cooper Tire common stock if, immediately before the merger, such shares were listed on a national securities exchange unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of Cooper Tire stock eligible for appraisal or (ii) the value of the consideration provided in the merger for such total number of shares entitled to appraisal exceeds $1 million. We refer to these conditions as the “ownership thresholds.” Because Cooper Tire common stock is listed on a national securities exchange and is expected to continue to be listed on such exchange immediately before the merger, at least one of the ownership thresholds must be met in order for Cooper Tire stockholders to be entitled to seek appraisal with respect to their shares of Cooper Tire common stock.

If a Cooper Tire stockholder signs and returns a proxy card or submits a proxy via the Internet or telephone without abstaining or expressly directing that his, her or its shares of Cooper Tire common stock be voted against the proposal to adopt the merger agreement, such Cooper Tire stockholder will effectively waive his, her or its appraisal rights with respect to shares represented by the proxy because such shares will be voted in favor of the proposal to adopt the merger agreement. Accordingly, if a Cooper Tire stockholder desires to exercise and perfect appraisal rights with respect to any of his, her or its shares of Cooper Tire common stock, such stockholder must either (1) refrain from voting virtually at the Cooper Tire special meeting in favor of the proposal to adopt the merger agreement, (2) refrain from executing and returning the enclosed proxy card, or submitting a proxy via the Internet or by telephone, in each case in favor of the proposal to adopt the merger agreement or without specifying any voting instructions with respect to such proxy or (3) vote virtually at the Cooper Tire special meeting or check either the “against” or the “abstain” box next to the proposal on such card or by submitting a proxy via the Internet or by telephone in each case against the proposal or register in person an abstention with respect thereto. A vote or proxy against the proposal to adopt the merger agreement will not, in and of itself, constitute a demand for appraisal.

Who May Exercise Appraisal Rights

Only a holder of record of Cooper Tire common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A Cooper Tire stockholder exercising appraisal rights must hold the shares of record on the date the written demand is made and must continue to hold the shares of record through the effective time of the merger. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Cooper Tire of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its Cooper Tire common stock. Beneficial owners who do not also hold their shares of Cooper Tire common stock of record may not directly make appraisal demands to Cooper Tire. The beneficial owner must, in such cases, have the holder of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of Cooper Tire common stock of record. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. A holder of record, such as a bank, broker or other nominee, who holds shares of Cooper Tire common stock in “street name” as a nominee or intermediary for others may exercise his, her or its right of appraisal with respect to the shares of Cooper Tire common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Cooper Tire common stock as to which appraisal is sought. Where no number of shares of Cooper Tire common stock is expressly mentioned, the demand will be presumed to cover all shares of Cooper Tire common stock held in the name of the holder of record.

IF YOU HOLD YOUR SHARES OF COOPER TIRE COMMON STOCK IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES OF COOPER TIRE COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A NOMINEE OR INTERMEDIARY, YOU MUST ACT PROMPTLY TO CAUSE THE HOLDER OF RECORD TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Cooper Tire common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the holder or holders of record and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the holder or holders of record. If you hold shares of Cooper Tire common stock through a nominee or intermediary who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Cooper Tire & Rubber Company

701 Lima Ave.

Findlay, Ohio 45840

Attention: Secretary

Surviving Corporation’s Actions After Completion of the Merger

If the merger is consummated, the surviving corporation will give written notice of the effective date of the merger within 10 days after such effective date to Cooper Tire stockholders who did not vote in favor of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL.

At any time within 60 days after the effective date of the merger, any Cooper Tire stockholder that made a demand for appraisal but has not commenced an appraisal proceeding or joined in such a proceeding as a named party will have the right to withdraw its demand and to accept the merger consideration in accordance with the merger agreement for his, her or its shares of Cooper Tire common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal, but after such 60-day period a demand for appraisal may be withdrawn only with the written approval of the surviving corporation.

Within 120 days after the effective date of the merger, either the record holder or a beneficial owner of Cooper Tire common stock, provided such person has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder or beneficial owner, demanding an appraisal of the value of the shares of Cooper Tire common stock held by all stockholders who have properly demanded appraisal. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares of Cooper Tire common stock appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the merger, any stockholder or beneficial owner who has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request therefor, a statement setting forth the aggregate number of shares of Cooper Tire common stock not voted in favor of the adoption of the merger agreement and with respect to which Cooper Tire has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to you within the later of (i) 10 days after receipt by the surviving corporation of the request therefor and (ii) 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of Cooper Tire common stock held in a voting trust or by a nominee or intermediary on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed by you or another holder of record or beneficial owner of Cooper Tire common stock who has properly exercised his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is served on the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. The Register in Chancery, if so ordered by the Delaware Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to the stockholders shown on such verified list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Delaware Court of Chancery deems advisable. The forms of the notices by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the surviving corporation.

At the hearing on the petition, the Delaware Court of Chancery will then determine which Cooper Tire stockholders are entitled to appraisal rights and may require Cooper Tire stockholders demanding appraisal who hold certificated shares of Cooper Tire common stock to submit their stock certificates to the Register in

Chancery for notation thereon of the pendency of the appraisal proceedings, and the Delaware Court of Chancery may dismiss the proceedings as to any Cooper Tire stockholder who fails to comply with this direction. Assuming the shares of Cooper Tire common stock remain listed on a national securities exchange immediately before the merger, the Delaware Court of Chancery will also dismiss proceedings as to all holders of such shares if neither of the ownership thresholds described above is met.

After the Delaware Court of Chancery determines the stockholders entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Cooper Tire common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, on the amount determined to be the fair value.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. However, the surviving corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder entitled to appraisal. If the surviving corporation makes such a voluntary cash payment, interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court of Chancery and (ii) interest accrued before such voluntary cash payment, unless paid at the time of such voluntary cash payment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to Cooper Tire stockholders entitled to receive the same, forthwith in the case of holders of uncertificated stock or, in the case of holders of shares represented by certificates, upon surrender of their stock certificates.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although Cooper Tire believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. The fair value of shares of Cooper Tire common stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than, the value of the merger consideration. Neither Goodyear nor Cooper Tire anticipate offering more than the per share merger consideration to any Cooper Tire stockholder exercising appraisal rights and reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Cooper Tire common stock is less than the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective date of the merger (or if the appraisal proceedings are dismissed because none of the applicable ownership thresholds described above have been satisfied), then all Cooper Tire stockholders will lose their right to an appraisal, and will instead receive the per share merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances.

Each Cooper Tire stockholder party to the appraisal proceeding is responsible for his, her or its own attorneys’ fees and expert witnesses’ fees and expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Cooper Tire common stock entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, on or after the effective date of the merger, vote the shares of Cooper Tire common stock subject to the demand for any purpose or receive payments of any dividends or other distributions on such shares, except dividends or other distributions payable to holders of record of shares of Cooper Tire common stock as of a record date prior to the effective date of the merger.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal and an acceptance of the merger to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective date of the merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this will not affect the right of any Cooper Tire stockholder that has made an appraisal demand but who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger agreement within 60 days after the effective date of the merger. If you fail to perfect or successfully withdraw your demand for appraisal, or otherwise lose your appraisal rights, your shares of Cooper Tire common stock will be converted into the right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of your appraisal rights.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES COMPLIANCE WITH THE PREREQUISITES OF SECTION 262 OF THE DGCL. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, SECTION 262 OF THE DGCL WILL GOVERN.

DESCRIPTION OF GOODYEAR COMMON STOCK

The following describes the material terms of the capital stock of Goodyear.

The authorized capital stock of Goodyear currently consists of 450,000,000 shares of Goodyear common stock, without par value, and 50,000,000 shares of Goodyear preferred stock, without par value. As of the record date, there were 234,980,092 shares of Goodyear common stock and no shares of Goodyear preferred stock outstanding.

Goodyear Common Stock

Voting Rights

Each share of Goodyear common stock is entitled to one vote per share on each matter voted upon by Goodyear shareholders, subject to the rights of the holders of shares of Goodyear preferred stock, if any, that may be outstanding. No shares of Goodyear preferred stock are currently outstanding.

Except as may otherwise be required by Goodyear’s articles of incorporation, Goodyear’s code of regulations or Ohio law in respect of certain matters, the affirmative vote of at least a majority of the shares of Goodyear common stock outstanding on the record date is required for any proposal to be adopted. Various matters, including the approval of certain amendments to Goodyear’s articles of incorporation, require the affirmative vote of the holders of two-thirds of the shares of Goodyear common stock outstanding.

In voting for the election of directors, each share of Goodyear common stock is entitled to one vote for each director to be elected. In an uncontested election, all candidates for directorships to be filled must receive more votes “for” their election than “against” their election in order to be elected. If the election is contested, the candidates for directorships to be filled receiving the most votes shall be elected, up to the number of directors to be elected. An election will be considered contested if there are more nominees for election than director positions to be filled in that election.

Under Ohio law, an incumbent director who is not re-elected will continue in office as a “holdover” director until his or her successor is elected by a subsequent shareholder vote, or his or her earlier resignation, removal from office or death. In order to address “holdover” terms for any incumbent directors who fail to be re-elected under Goodyear’s majority vote standard, Goodyear’s corporate governance guidelines provide that if a director nominee does not receive a majority affirmative vote, he or she will promptly offer his or her resignation as a director to the board of directors.

Dividend Rights

The holders of shares of Goodyear common stock are entitled to receive dividends and other distributions if, as and when declared by the Goodyear Board out of funds legally available for that purpose. These rights are subject to any preferential rights and any sinking fund, redemption or repurchase rights of any outstanding shares of Goodyear preferred stock. Goodyear is not permitted to pay dividends to holders of Goodyear common stock if it has not paid or provided for the dividends, if any, fixed with respect to any outstanding shares of Goodyear preferred stock.

Liability for Calls and Assessments

The outstanding shares of Goodyear common stock are fully paid and non-assessable.

Preemptive Rights

Holders of shares of Goodyear common stock do not have preemptive rights as to additional issuances of shares of Goodyear common stock or of securities convertible into, or entitling the holder to purchase, shares of Goodyear common stock.

Liquidation Rights

If Goodyear were voluntarily or involuntarily liquidated, dissolved or wound up, the holders of outstanding shares of Goodyear common stock would be entitled to share in the distribution of all assets remaining after payment of all of its liabilities and after satisfaction of prior distribution rights and payment of any distributions owing to holders of any outstanding shares of Goodyear preferred stock.

Other Information

Holders of shares of Goodyear common stock have no conversion, redemption or call rights related to their shares. Goodyear may, pursuant to action authorized by the Goodyear Board, offer to repurchase or otherwise reacquire shares of Goodyear common stock, but it may not redeem issued and outstanding shares.

Certain Provisions of Ohio Law and Goodyear’s Articles of Incorporation and Goodyear’s Code of Regulations

There are statutory provisions of Ohio law and provisions in Goodyear’s articles of incorporation and Goodyear’s code of regulations that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management with respect to Goodyear, including transactions in which Goodyear shareholders might otherwise receive a premium over the then current market prices for their shares.

Goodyear’s Articles of Incorporation and Goodyear’s Code of Regulations

Goodyear’s articles of incorporation and Goodyear’s code of regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of Goodyear that is not approved by the Goodyear Board. These provisions include:

•	the right of the Goodyear Board to issue authorized and unissued shares of Goodyear common stock without shareholder approval; and

•

the right of the Goodyear Board to issue shares of Goodyear preferred stock in one or more series and to designate the number of shares of those series and certain terms, rights and preferences of those series, including redemption terms and prices and conversion rights, without shareholder approval.

Ohio Law Provisions

Various laws may affect the legal or practical ability of Goodyear shareholders to dispose of Goodyear common stock. Such laws include the Ohio statutory provisions described below.

Chapter 1704 of the ORC prohibits an interested shareholder (defined in Section 1704.01 of the ORC) or any affiliate or associate of an interested shareholder (as defined in Section 1704.01 of the ORC) from engaging in certain transactions with the corporation during the three-year period after the interested shareholder’s share acquisition date.

The prohibited transactions include, among other things: mergers, consolidations, majority share acquisitions, certain purchases, leases and sales of assets, certain issuances or transfers of shares (or rights to acquire shares), dissolutions, certain reclassifications, recapitalizations or other transactions that would increase the proportion of shares held by the interested shareholder or its affiliates or associates, and the provision of certain benefits (including loans, advances and other financial assistance) by the corporation to the interested shareholder or its affiliates or associates.

After the expiration of the three-year period, the corporation may participate in such a transaction with an interested shareholder only if, among other things:

•

the transaction receives the approval of the holders of at least two-thirds of all the voting shares of the corporation and is also approved by the holders of at least a majority of the disinterested voting shares (defined as those shares not held by the interested shareholder or its affiliates or associates); or

•	the transaction meets certain criteria designed to ensure that the remaining shareholders receive fair consideration for their shares.

The prohibitions do not apply if, before the interested shareholder becomes an interested shareholder, the board of directors of the corporation approves either the interested shareholder’s acquisition of shares or the otherwise prohibited transaction. The restrictions also do not apply if a person was an interested shareholder prior to the adoption of the statute on April 11, 1990, unless, subject to certain exceptions, the interested shareholder increases his, her or its proportionate voting power on or after April 11, 1990 or if a person inadvertently becomes an interested shareholder, provided that, as soon as practicable, they divest the voting shares that resulted in them becoming an interested shareholder.

Pursuant to Section 1707.043 of the ORC, an Ohio publicly traded corporation may recover profits made from any disposition of the corporation’s equity securities by a person who, within eighteen months before such disposition made a proposal, or publicly disclosed the intention or possibility of making a proposal, to acquire control of the corporation. The corporation may not, however, recover from a person who proves in a court of competent jurisdiction either of the following:

•

such person’s sole purpose in making the proposal or public disclosure was to succeed in acquiring control of the corporation and that there were reasonable grounds to believe that such person would acquire control of the corporation; or

•

such person’s public disclosure concerning the intention or possibility of making a proposal to acquire control of the corporation were not effected with a purpose of affecting market trading and thereby increasing any profit or decreasing any loss from the disposition of the equity securities, and the public disclosure did not have a material effect on the market price or trading volume of the corporation’s equity securities.

Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person, directly or indirectly, must exceed $250,000. Section 1707.043 of the ORC does not apply to equity securities acquired more than eighteen months before the date on which the proposal or public disclosure was made. Any shareholder may bring an action on behalf of the corporation if a corporation fails or refuses to bring an action to recover these profits within sixty days of a written request by a holder of any equity security. The party bringing such an action may recover attorneys’ fees if the court having jurisdiction over such action orders the recovery of any profits.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF

GOODYEAR AND STOCKHOLDERS OF COOPER TIRE

General

Cooper Tire is incorporated under the laws of the State of Delaware. The rights of Cooper Tire stockholders are governed by the laws of the State of Delaware, including the DGCL, Cooper Tire’s certificate of incorporation and Cooper Tire’s bylaws. Goodyear is incorporated under the laws of the State of Ohio. The rights of Goodyear shareholders are governed by the laws of the State of Ohio, including the ORC, Goodyear’s articles of incorporation and Goodyear’s code of regulations. If the merger is completed, Cooper Tire stockholders who receive shares of Goodyear common stock in the merger will become Goodyear shareholders. Thus, following completion of the merger, the rights of Cooper Tire stockholders who become Goodyear shareholders in the merger will no longer be governed by the laws of the State of Delaware, Cooper Tire’s certificate of incorporation and Cooper Tire’s bylaws and instead will be governed by the laws of the State of Ohio, Goodyear’s articles of incorporation and Goodyear’s code of regulations.

Comparison of Shareholders’/Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Cooper Tire stockholders under the laws of the State of Delaware, including the DGCL, Cooper Tire’s certificate of incorporation and Cooper Tire’s bylaws (left column) and the rights of Goodyear shareholders under the laws of the State of Ohio, including the ORC, Goodyear’s articles of incorporation and Goodyear’s code of regulations (right column). The comparison set forth below is only a summary and does not purport to be a complete statement of the rights of the Cooper Tire stockholders or Goodyear shareholders or a complete description of the specific provisions referenced below.

This summary is qualified in its entirety by reference to the full text of the DGCL, Cooper Tire’s certificate of incorporation, Cooper Tire’s bylaws, the ORC, Goodyear’s articles of incorporation and Goodyear’s code of regulations, each of which we urge you to read carefully and in its entirety. Copies of Cooper Tire’s and Goodyear’s governing documents are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed in the section titled “Where You Can Find More Information” beginning on page 192.

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
Authorized Capital Stock

Cooper Tire’s certificate of incorporation authorizes the issuance of:

(i) 300,000,000 shares of common stock, par value $1.00 per share; and

(ii)  5,000,000 shares of preferred stock, par value $1.00 per share.

Pursuant to Cooper Tire’s certificate of incorporation, the Cooper Tire Board may from time to time authorize the issuance of one or more series of preferred stock and, with respect to each such series, fix the voting powers, full or limited, if any, of the shares of each such series and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof.

Goodyear’s articles of incorporation authorize the issuance of:

(i) 450,000,000 shares of common stock, without par value; and

(ii)  50,000,000 shares of preferred stock, without par value.

Pursuant to Goodyear’s articles of incorporation, the Goodyear Board is authorized to cause shares of preferred stock to be issued in one or more series and may fix the terms governing such series, including, among other terms, its designation, the authorized number of shares (subject to subsequent adjustment by the Goodyear Board) constituting such series, the rate at which dividends are payable, the redemption rights and prices and the conditions or restrictions upon the issue of any additional shares of the same series or another class or series. All shares of preferred stock shall be of equal rank and their express terms shall be identical, except for those terms fixed by the Goodyear Board, and each share of each series shall be identical with all other shares of such series, except as to the date from which dividends are cumulative.

Outstanding Shares

As of the close of business on the record date, 50,522,665 shares of Cooper Tire common stock were outstanding and no shares of Cooper Tire preferred stock were outstanding.

Cooper Tire common stock is traded on the NYSE under the symbol “CTB.”

As of the close of business on the record date, 234,980,092 shares of Goodyear common stock were outstanding and no shares of Goodyear preferred stock were outstanding.

Goodyear common stock is traded on the Nasdaq under the symbol “GT.”

Number of Directors	Cooper Tire’s bylaws and Cooper Tire’s certificate of incorporation provide that the number of directors shall not be less than six nor more than 12, as fixed from	Goodyear’s code of regulations provides that the Goodyear Board shall be composed of 11 members unless the number of members of the Goodyear Board is changed by

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

time to time exclusively by a vote of a majority of the Cooper Tire Board.

The Cooper Tire Board currently consists of 10 members. Following the Cooper Tire 2021 annual meeting of Cooper Tire stockholders on May 7, 2021, it is expected that there will be nine directors authorized and nine directors serving on the Cooper Tire Board.

shareholder action or by a resolution adopted by the affirmative vote of a majority of the directors then in office. The directors may increase or decrease the number of directors, provided that the directors shall not increase the number of directors to more than 15 persons or decrease the number of directors to less than nine persons. Any director’s office that is created by an increase in the number of directors pursuant to an action taken by the Goodyear Board may be filled by the vote of a majority of the directors then in office.

The Goodyear Board currently consists of 12 members. Following the Goodyear 2021 annual meeting of Goodyear shareholders on April 12, 2021, it is expected that there will be 13 directors authorized and 13 directors serving on the Goodyear Board.

Election of Directors

Cooper Tire’s bylaws provide that directors may be elected at each annual meeting of stockholders or, at the direction of the Cooper Tire Board, at a special meeting held for that purpose.

Cooper Tire’s bylaws provide for each director to be elected by the vote of the majority of the votes cast by Cooper Tire stockholders at a meeting for the election of directors at which a quorum is present, except that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting.

A majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast with respect to that

Goodyear’s code of regulations provides that directors shall be elected at each annual meeting of shareholders or at a special meeting held for that purpose.

Goodyear’s articles of incorporation provide that in order for a nominee to be elected a director in an uncontested election, the nominee must receive a greater number of votes cast “for” his or her election than “against” his or her election. In a contested election, the nominees receiving the greatest number of votes shall be elected, up to the number of directors to be elected. An election shall be considered contested if there are more nominees for election than director positions to be filled in that election.

The Goodyear Board is not classified.

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

director’s election. “Votes cast” includes votes “for” that director’s election plus votes to withhold authority with respect to that director’s election and excludes abstentions and broker non-votes with respect to that director’s election.

The Cooper Tire Board is not classified.

Removal of Directors	Cooper Tire’s bylaws and Cooper Tire’s certificate of incorporation provide that, subject to the rights of the holder of any series of preferred stock (no shares of which are currently outstanding), Cooper Tire stockholders may remove directors at any time by the affirmative vote of the holders of a majority of the voting power of all of the shares of capital stock of Cooper Tire entitled to vote generally in the election of directors, voting together as a single class.	Goodyear’s code of regulations provides that directors may be removed by the vote of Goodyear shareholders entitled to exercise a majority of the voting power of Goodyear entitled to vote to elect directors in place of the director or directors to be removed.

Filling Vacancies on the Board of Directors	Cooper Tire’s bylaws and Cooper Tire’s certificate of incorporation provide that, subject to the rights of the holder of any series of preferred stock (no shares of which are currently outstanding), vacancies on the Cooper Tire Board and newly created directorships resulting from any increase in the number of directors may be filled only by the Cooper Tire Board, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next annual meeting of Cooper Tire stockholders and until their successors are elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.	Goodyear’s code of regulations provides that, in the event of any vacancy or vacancies on the Goodyear Board, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any such vacancy for the unexpired term. No reduction in the number of directors by action taken by Goodyear shareholders or the directors shall, of itself, shorten the term or result in the removal of any incumbent director.

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

Nomination of Director Candidates by Shareholders/Stockholders	Cooper Tire’s bylaws permits nominations of persons for election as directors of Cooper Tire at an annual meeting or a special meeting (provided that the Cooper Tire Board has determined that directors shall be elected at such special meeting) by any Cooper Tire stockholder that (i) is a stockholder of record at the time of giving of notice of such nomination and at the time of such annual meeting, (ii) is entitled to vote for the election of directors at such annual meeting, (iii) makes the nomination pursuant to timely notice in proper written form to Cooper Tire’s secretary and (iv) otherwise complies with the procedures as set forth in Cooper Tire’s bylaws. If a stockholder, or a beneficial owner on whose behalf any such nomination is made, has provided Cooper Tire with a nomination solicitation notice, such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the holders of at least a majority of the outstanding shares of Cooper Tire entitled to vote and included in such materials the nomination solicitation notice. To be timely, a stockholder’s notice of a nomination must be addressed to Cooper Tire’s secretary and delivered or mailed to and received at the principal executive offices of Cooper Tire (1) in the case of an annual meeting, not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which Cooper Tire first mailed its proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the first anniversary of the preceding

The ORC does not provide shareholders with any specific rights regarding shareholder nominations for election to the board of directors.

Goodyear’s code of regulations provides that for a Goodyear shareholder properly to nominate a candidate for election as a director at a meeting of shareholders, the shareholder must (i) be a shareholder of record at the time of the giving of the notice of the nomination and at the time of the meeting, (ii) be entitled to vote at the meeting in the election of directors and (iii) have given timely written notice of the nomination to Goodyear’s secretary as described further below. To be timely, a shareholder’s notice must be delivered to or mailed and received by Goodyear’s secretary at the principal executive offices of Goodyear, in the case of an annual meeting, not earlier than the 120th calendar day and not later than the close of business on the 90th calendar day prior to the anniversary of the previous year’s annual meeting and, in the case of a special meeting, not later than the close of business on the 10th calendar day after the date of such meeting is first publicly disclosed. In no event shall the adjournment or postponement of an annual or special meeting commence a new time period (or extend the time period) for giving a shareholder notice. To be in proper written form, a shareholder’s notice to Goodyear must set forth certain information and representations about the nominating shareholder and its nominee, as more particularly set forth in Goodyear’s code of regulations. The determination of whether any nomination sought to be brought

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

year’s annual meeting, then notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (a) the 90th calendar day prior to such annual meeting or (b) the 10th calendar day following the day on which public disclosure of the date of such annual meeting is first made; and (2) in the case of a special meeting for the election of directors, not less than 90 nor more than 120 calendar days prior to the date of such special meeting; provided, that if the first public announcement of such special meeting is less than 100 days prior to the date of the special meeting, the 10th day following the date on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Cooper Tire Board to be elected at such meeting. In no event shall the public disclosure of any postponement or adjournment of an annual meeting commence a new time period for giving of a stockholder’s notice as described above.

To be in proper written form, a stockholder’s notice of nomination must set forth or include certain information and representations about the nominating stockholder and its nominee, as more particularly set forth in Cooper Tire’s bylaws.

The chairman of any annual meeting will, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed above and, if the chairman so determines, the chairman will so declare to the meeting and the defective nomination will be disregarded.

Neither Cooper Tire’s bylaws nor Cooper Tire’s certificate of incorporation provide Cooper Tire before any meeting of the shareholders is properly made in accordance with the above will be made by the presiding officer of the meeting. If the presiding officer determines that one or more of the candidates has not been nominated in accordance with the above, he or she will so declare to the meeting, and the candidates will not be considered or voted upon.

If expressly requested in an eligible Goodyear shareholder’s nomination notice, Goodyear shall include such shareholder’s director nominees, as well as certain information related to any such nominees, in Goodyear’s form of proxy and ballot; provided that Goodyear is not required to include more nominees than the number of directors constituting 20% of the total number of directors of Goodyear on the last day on which a nomination notice may be submitted (which is subject to further reduction in certain circumstances). If the number of nominees exceeds the maximum number permitted under Goodyear’s code of regulations, each nominating shareholder may select one nominee for inclusion in the proxy statement until the maximum number is reached, with nominating shareholders making selections in order of their ownership position (largest to smallest) as disclosed in each nominating shareholder notice.

A Goodyear shareholder or group of up to 20 Goodyear shareholders may submit a nomination to be included on Goodyear’s form of proxy and ballot only if the person or group (in the aggregate) has continuously owned at least 3% of Goodyear common stock (as a record holder of such shares or through one or more securities

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
stockholders proxy access for the nomination of directors.

intermediaries) throughout the three-year period preceding and including the date of the submission of the nomination notice, and continues to own at least this minimum amount through the date of the annual meeting. No eligible Goodyear shareholder shall be permitted to be in more than one group constituting a nominating shareholder. To nominate a nominee, the nominating shareholders must, no earlier than the 150th calendar day and no later than the 120th calendar day prior to the first anniversary of the date that Goodyear commenced mailing or otherwise sent its proxy statement for the preceding year’s annual meeting of shareholders, submit to Goodyear’s secretary at the principal executive offices of Goodyear certain information and representations about the nominating shareholder and its nominee, as more particularly set forth in Goodyear’s code of regulations; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before the first anniversary of the date of the preceding year’s annual meeting and ends 30 days after such annual meeting anniversary date (an “other meeting date”), the nominating notice shall be given by the later of the close of business on the 150th calendar day prior to such other meeting date or the 10th calendar day following the day on which public announcement of such other meeting date is first made.

Among certain other exceptions further detailed in Goodyear’s code of regulations, Goodyear may omit from its proxy statement any nominee and any information concerning such nominee and no

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
vote on such nominee will occur if Goodyear receives a notice pursuant to Goodyear’s code of regulations that a shareholder intends to nominate a candidate for director at the annual meeting as described in the second paragraph of this subsection, whether or not such notice is subsequently withdrawn or made the subject of a settlement with Goodyear.

Calling Special Meetings of Shareholders/Stockholders	Under Cooper Tire’s bylaws and Cooper Tire’s certificate of incorporation, special meetings of stockholders may be called only by (i) the chairman of the Cooper Tire Board, (ii) Cooper Tire’s president or (iii) the Cooper Tire Board pursuant to a resolution adopted by a majority of the total number of directors that Cooper Tire would have if there were no vacancies.	Goodyear’s code of regulations provides that a special meeting of Goodyear shareholders may be called by the chairman of the Goodyear Board, Goodyear’s chief executive officer, Goodyear’s president or a Goodyear vice president, or by the Goodyear Board acting at a meeting, or by a majority of the Goodyear directors acting without a meeting, or by the persons who hold 25% of all shares outstanding and entitled to vote at such meeting.

Shareholder/Stockholder Proposals	Cooper Tire’s bylaws provide that for business to be properly requested to be brought before an annual meeting by a Cooper Tire stockholder (1) the stockholder must be a stockholder of record at the time of the giving of notice provided for in Cooper Tire’s bylaws and at the time of such annual meeting, (2) the stockholder must be entitled to vote at such annual meeting, (3) the stockholder must have given timely notice thereof in writing to Cooper Tire’s secretary and (4) if the stockholder, or beneficial owner on whose behalf any business is brought before the annual meeting, has provided Cooper Tire with a proposal solicitation notice, such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the

The ORC does not provide shareholders with any specific rights to make shareholder proposals.

Goodyear’s code of regulations provides that for business to be properly requested by a shareholder to be brought before a meeting of the shareholders, the shareholder must (i) be a shareholder of record at the time of the giving of the notice of the business and at the time of the meeting, (ii) be entitled to vote at the meeting and (iii) have given timely written notice of the nomination to Goodyear’s secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received by Goodyear’s secretary at the principal executive offices of Goodyear, in the case of an annual meeting, not earlier than

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
holders of at least the percentage of shares of Cooper Tire entitled to vote that is required to approve such business that the stockholder proposes to bring before the annual meeting and included in such materials the proposal solicitation notice. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Cooper Tire not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which Cooper Tire first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the first anniversary of the preceding year’s annual meeting, then notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (a) the 90th calendar day prior to such annual meeting or (b) the 10th calendar day following the day on which public disclosure of the date of such annual meeting is first made. In no event shall the public disclosure of any postponement or adjournment of an annual meeting commence a new time period for the giving of stockholder’s notice as described above. To be in proper form, a stockholder’s proposal solicitation notice to Cooper Tire’s secretary must set forth certain information and representations about such stockholder and each matter such stockholder proposes to bring before the meeting, as more particularly set forth in the Cooper Tire’s bylaws. Nothing in the stockholder proposal provision of Cooper Tire’s bylaws will be deemed to affect any rights of	the 120th calendar day and not later than the close of business on the 90th calendar day prior to the anniversary of the previous year’s annual meeting and, in the case of a special meeting, not later than the close of business on the 10th calendar day after the date of such meeting is first publicly disclosed. In no event shall the adjournment or postponement of an annual or special meeting commence a new time period (or extend the time period) for the giving of a shareholder’s notice. To be in proper written form, a shareholder’s notice to Goodyear’s secretary must set forth certain information and representations about such shareholder and each matter such shareholder proposes to bring before the meeting, as more particularly set forth in the regulations. In order for a shareholder to submit a proposal for inclusion in Goodyear’s proxy statement for an annual meeting of shareholders, the shareholder must comply with all applicable requirements of the Exchange Act, including Rule 14a-8 (or any comparable successor rule or regulation), and the rules and regulations thereunder. The shareholder proposal provision of Goodyear’s code of regulations will not be deemed to prevent a shareholder from submitting proposals for inclusion in Goodyear’s proxy statement. The determination of whether any business sought to be brought before any annual meeting or special meeting of the shareholders is properly brought in accordance with the above will be made by the presiding officer of the meeting. If the presiding officer determines that any business is not properly brought before the meeting, he or she will

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

stockholders to request inclusion of proposals in Cooper Tire’s proxy statement pursuant to Rule 14a-8.

The determination of whether any business sought to be brought before any annual or special meeting of stockholders is properly brought before such meeting in accordance the above is made by the chairman of such meeting. If the chairman of such meeting determines that any business is not properly brought before such meeting, the chairman will so declare to the meeting and any such business will not be conducted or considered.

Only such business specified in the meeting notice or otherwise properly brought by the chairman of the meeting or by or at the direction of a majority of the Cooper Tire Board may be brought before a special meeting of Cooper Tire stockholders.

so declare to the meeting, and the business will not be considered or acted upon.

Action by Written Consent	Cooper Tire’s bylaws and Cooper Tire’s certificate of incorporation provide that any action permitted to be taken by Cooper Tire stockholders must be effected at a duly called annual or special meeting, and may not be effected by any consent in writing by the Cooper Tire stockholders.

Any contract, act or transaction, prospective or past, of Goodyear, of the Goodyear Board, or of Goodyear’s officers may be approved or ratified by the written consent, with or without a meeting, of Goodyear shareholders in the manner and to the extent permitted by the ORC.

Under the ORC, Goodyear shareholders may take action, without a meeting, by the unanimous written consent of shareholders who would be entitled to notice of a shareholder meeting held for such purpose. Otherwise, shareholders are able to take action only at an annual or special meeting called in accordance with Goodyear’s code of regulations.

In addition, Goodyear’s code of regulations provides that the regulations may be amended or

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
new regulations may be adopted by the shareholders, without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on such proposal.

Notice of Shareholder/Stockholder Meetings

Cooper Tire’s bylaws require written notice of an annual meeting of Cooper Tire stockholders stating the place, if any, date and time of such annual meeting and the means of remote communication, if any, by which Cooper Tire stockholders and proxy holders may be deemed to be present in person and vote at such annual meeting, which shall be given to each Cooper Tire stockholder of record entitled to vote at such annual meeting not less than 10 nor more than 60 days before the date of such meeting.

Cooper Tire’s bylaws also require written notice of a special meeting of Cooper Tire stockholders, stating the place, if any, date, time and purposes of such special meeting and the means of remote communication, if any, by which Cooper Tire stockholders and proxy holders may be deemed to be present in person and vote at such special meeting, which shall be given not less than 10 nor more than 60 days before such special meeting to each Cooper Tire stockholder entitled to vote at such special meeting, except as otherwise provided in Cooper Tire’s bylaws or by law.

Goodyear’s code of regulations provides that not less than seven or more than sixty days before the date fixed for a meeting of shareholders, written notice stating the time, place and purposes of such meeting shall be given by or at the direction of the secretary or an assistant secretary or any other person or persons required or permitted by Goodyear’s code of regulations to give such notice. The notice shall be given by personal delivery, by mail, by overnight delivery service or by any other means of communication authorized by the shareholder to whom notice is given, to each shareholder entitled to notice of the meeting who is of record as of the day next preceding the day on which notice is given or, if a record date therefor is duly fixed, of record as of said date; if mailed or sent by overnight delivery service, the notice shall be addressed to the shareholders at their respective addresses as they appear on the records of Goodyear. If sent by any other means of communication authorized by the shareholder, the notice shall be sent by such means of communication as authorized by the shareholder for those transmissions. Notice of the time, place and purposes of any meeting of shareholders may be waived in writing, either before or after the holding of such meeting, by any shareholder, which writing shall be filed with or entered upon the records of the meeting.

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
Quorum at Shareholder/Stockholder Meetings	Cooper Tire’s bylaws provide that, except as otherwise provided by law or in any applicable powers, designations, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions of any preferred stock that are adopted by the Cooper Tire Board in a resolution or resolutions pursuant Cooper Tire’s certificate of incorporation, the holders of the majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, present in person or represented by proxy, shall constitute a quorum at such meeting of stockholders for the transaction of business except as otherwise provided by law, by Cooper Tire’s certificate of incorporation or by Cooper Tire’s bylaws. If, however, a quorum shall not be present or represented at any meeting of stockholders, the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the time, place, if any, of the adjourned meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting stating the place, if any, date and	Goodyear’s code of regulations provides that, except as may be otherwise provided by law or by Goodyear’s articles of incorporation, at any meeting of the shareholders the holders of shares entitling them to exercise a majority of the voting power of Goodyear present in person or by proxy shall constitute a quorum for such meeting; provided, however, that no action required by law, Goodyear’s articles of incorporation or Goodyear’s code of regulations to be authorized or taken by a designated proportion of the shares of Goodyear may be authorized or taken by a lesser proportion; and provided, further, that the holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time; if any meeting is adjourned, notice of such adjournment need not be given if the time and place to which it is adjourned are fixed and announced at such meeting.

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
time of the adjourned meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder of record entitled to vote at the meeting.

Shareholder/Stockholder Rights Plan	Cooper Tire does not have a stockholder rights plan in effect.	Goodyear does not have a shareholder rights plan in effect.

Anti-Takeover Provisions and Other Shareholder/Stockholder Protections	Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of

The ORC generally prohibits transactions pursuant to which a person obtains one-fifth or more but less than one-third of all the voting power of a corporation, one-third or more but less than a majority of all of the voting power of a corporation, or a majority or more of all the voting power of a corporation (a “control share acquisition”), unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation and by the affirmative vote of a majority of the voting power of the corporation excluding the voting power of interested shares. However, Goodyear has exercised its right to opt out of these restrictions through an express provision in Goodyear’s code of regulations.

The ORC also prohibits certain transactions, such as mergers, consolidations, combinations or majority share acquisitions, between an Ohio corporation and an “interested shareholder”, including an affiliate or associate of such interested shareholder (referred to as a “Chapter 1704 transaction”), for a period of three years from the date on which a shareholder first becomes an interested shareholder unless,

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (1) any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of either the aggregate market value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder; (4) subject to certain exceptions, any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or of any such subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15%

prior to the interested shareholder’s share acquisition, the directors of the corporation approved the transaction or approved the purchase of shares by the interested shareholder. Under Chapter 1704 of the ORC, an “interested shareholder” is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After such three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of at least two-thirds of the voting power of the corporation or such other percentage set forth in Goodyear’s articles of incorporation, provided that a majority of the disinterested shareholders also approve the transaction.

In addition to the foregoing statutory requirements, Goodyear’s articles of incorporation provide that, notwithstanding the requirements of the laws of the State of Ohio, the vote of such holders required to approve, adopt or authorize any business combination, where any provision of the laws of the State of Ohio requires such a vote, shall be the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of Goodyear on the proposal, and the affirmative vote of the holders of shares of any particular class that is otherwise required by Goodyear’s articles of incorporation.

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Cooper Tire has not opted out of Section 203 of the DGCL, making it subject to such provision.

Cooper Tire’s certificate of incorporation also requires the affirmative vote of at least 80% of Cooper Tire stockholders to approve certain business combinations with or relating to “interested stockholders”, including mergers and consolidations with any interested stockholder or its affiliates. In contrast to the DGCL, an interested stockholder is defined under Cooper Tire’s certificate of incorporation to include any person (other than Cooper Tire, any of its subsidiaries and any profit-sharing, employee stock ownership or other employee benefit plan of Cooper Tire or any of its subsidiaries or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which (i) is the beneficial owner, directly or indirectly, of more than 10% of the voting power of Cooper Tire’s outstanding shares of capital stock entitled to vote generally in elections of directors, (ii) is an affiliate of Cooper Tire and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of Cooper Tire’s outstanding shares of capital stock or (iii) is an

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

assignee of or successor to any shares of Cooper Tire’s outstanding shares of capital stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder, if such assignment or succession occurred in the course of a transaction or series of transactions not involving a public offering of securities.

The affirmative vote of 80% of Cooper Tire stockholders is not required in the event that any such transaction is approved by a majority of Cooper Tire’s disinterested directors or each of the following criteria have been met: (a) the consideration to be received per share by Cooper Tire stockholders at the consummation date meets certain thresholds related to the price per share measured at various times; (b) the consideration to be received by holders of shares of a class of outstanding Cooper Tire voting stock is in cash or in the same form as such entity had previously paid for the shares; (c) after such entity became an interested stockholder and prior to the consummation of the proposed business combination, except as approved by a majority of the disinterested directors, there was no failure to take, or abstain from (as applicable), certain actions with respect to regular dividends and such interested stockholder did not become a beneficial owner of any additional shares of voting stock except as part of the transaction which results in such entity becoming an interested stockholder; (d) after such entity became an interested stockholder, such entity had not received the benefit, directly or indirectly (except proportionately, and solely in such entity’s capacity, as a

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

stockholder of Cooper Tire or any of its subsidiaries), of any loans, advances, guarantees, pledges or other financial assistance or tax credits or other tax advantages provided by Cooper Tire or any of its subsidiaries; and (e) a proxy or information statement describing the proposed business combination was mailed to all Cooper Tire stockholders at least 30 days prior to the consummation of such business transaction.

The definition of disinterested director includes those directors that are unaffiliated with the interested stockholder and became a member of the Cooper Tire Board prior to the interested stockholder becoming an interested stockholder, as well as certain successors to disinterested directors that are recommended to succeed a disinterested director by a majority of the disinterested directors then on the Cooper Tire Board and persons selected to fill newly created directorships that are unaffiliated with, and not a nominee of, the interested stockholder and who are recommended by a majority of disinterested directors.

Indemnification of Directors and Officers	Cooper Tire’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that the person is or was a director or officer of Cooper Tire, or is or was serving at the request of Cooper Tire as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by	Section 1701.13(E) of the ORC permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, because the person is or was a director or officer, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the action, suit or proceeding if (1) the director or officer acted in good faith and in a

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

Cooper Tire, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Cooper Tire to the fullest extent permitted or required by the DGCL, as the same exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits Cooper Tire to provide broader indemnification rights than such laws permitted prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974 or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as it relates to proceedings to enforce indemnification rights under Cooper Tire’s bylaws, Cooper Tire shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Cooper Tire Board.

Under Section 145 of the DGCL, a corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe the director’s or officer’s conduct was unlawful. In the case of an action by or in the right of the corporation, however, such indemnification may only apply to expenses actually and reasonably incurred by the person in connection with the defense or settlement of such action and no such indemnification may be made if either (1) the director or officer has been adjudged to be liable for negligence or misconduct in the performance of the director’s or officer’s duty to the corporation, unless and only to the extent that the court in which the proceeding was brought determines that the director or officer is fairly and reasonably entitled to indemnification for such expenses as the court deems proper, or (2) the only liability asserted against a director in a proceeding relates to the director’s approval of an impermissible dividend, distribution, redemption or loan. The ORC further provides that to the extent a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, the corporation must indemnify the director or officer against expenses actually and reasonably incurred by the director or officer in connection with the action, suit or proceeding.

Section 1701.13(E) of the ORC permits a corporation to pay expenses (including attorneys’ fees) incurred by a director, officer, employee or agent as they are incurred, in advance of the final disposition of the action, suit

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith. Cooper Tire’s bylaws further provide the right to be paid expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Cooper Tire of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified under Cooper Tire’s bylaws.

or proceeding, as authorized by the corporation’s directors and upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification. Section 1701.13(E) of the ORC states that the indemnification provided thereby is not exclusive of, and is in addition to, any other rights granted to persons seeking indemnification under a corporation’s articles or regulations, any agreement, a vote of the corporation’s shareholders or disinterested directors, or otherwise. In addition, Section 1701.13(E) of the ORC grants express power to a corporation to purchase and maintain insurance or furnish similar protection, including trust funds, letters of credit and self-insurance, for director, officer, employee or agent liability, regardless of whether that individual is otherwise eligible for indemnification by the corporation.

In addition to the rights provided as a matter of law or contract, Goodyear’s code of regulations provides that Goodyear must indemnify each person who is or was a director, officer or employee of Goodyear, or is or was serving at the request of Goodyear as a director, trustee, officer, employee, member, manager or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other entity or enterprise, against any and all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any threatened, pending or completed claim, action, suit or proceeding (whether

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

brought by or in the right of Goodyear or such other entity or otherwise), civil, criminal, administrative or investigative, or in connection with an appeal relating thereto, in which he or she may become involved, as a party or otherwise, by reason of being or having been a director, officer or employee of Goodyear or a director, trustee, officer, employee, member, manager or agent of such other entity, or by reason of any past or future action taken or not taken in such capacity, whether or not he or she continues to be such at the time such liability or expense is incurred, provided such person acted, in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Goodyear or such other entity, as the case may be, and, in addition, in any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Except for those persons entitled to indemnification as of right under Goodyear’s code of regulations for successfully defending (on the merits or otherwise) a relevant claim, action, suit or proceeding, any indemnification shall be made only if (1) the Goodyear Board, acting by a quorum consisting of directors who are not parties to (or who have been successful with respect to) such claim, action, suit or proceeding, shall find that the person has met the standards of conduct set forth in Goodyear’s code of regulations described above, (2) independent legal counsel (who may be Goodyear’s regular legal counsel) selected by quorum consisting of directors who are not parties to (or who have been successful with respect to) such claim, action, suit or

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

proceeding, shall deliver to Goodyear their written advice that, in their opinion, such person has met such standards or (3) the court in which such claim, action, suit or proceeding was brought finds that such person has met such standards.

Goodyear’s code of regulations provides that expense incurred with respect to any such claim, action, suit or proceeding may be advanced by Goodyear prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount unless it is ultimately determined that he or she is entitled to indemnification under the regulations.

Amendments to Articles/Certificate of Incorporation and Bylaws/Regulations

Under Section 242 of the DGCL, a corporation’s certificate of incorporation may be amended only if the proposed amendment is adopted and declared advisable by the board of directors and, unless the amendment adversely affects a class of non-voting shares, the holders of a majority of the outstanding shares of stock entitled to vote. However, the affirmative vote of at least 80% of all shares of Cooper Tire stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend articles of Cooper Tire’s certificate of incorporation relating to (i) the number, election and removal of directors, (ii) actions required or permitted to be taken at annual or special meetings of Cooper Tire stockholders, (iii) Cooper Tire stockholder’s right to amend Cooper Tire’s bylaws and (iv) the adoption or authorization of a business transaction with certain interested stockholders.

Under Cooper Tire’s bylaws, except as otherwise provided by

Section 1701.71(a) of the ORC provides that, subject to certain exceptions, the shareholders of an Ohio corporation, at a meeting held for that purpose, may adopt an amendment to the corporation’s articles of incorporation (1) by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of such voting power and (2) by the affirmative vote of the holders of shares of any particular class that is required by the articles. These ORC default rules apply to amendments of Goodyear’s articles of incorporation since they are otherwise silent with respect to amendment.

Section 1701.11 of the ORC provides that regulations for the government of an Ohio corporation may be adopted, amended or repealed, among other circumstances, by the shareholders at a meeting held for that purpose,

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
	law or by Cooper Tire’s certificate of incorporation, Cooper Tire’s bylaws may be altered, amended or repealed or new bylaws may be adopted by Cooper Tire stockholders or by the Cooper Tire Board at any regular meeting of the stockholders or of the Cooper Tire Board or at any special meeting of the stockholders or of the Cooper Tire Board if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. Cooper Tire’s certificate of incorporation requires the affirmative vote of holders of at least 80% of the voting power of all of the shares of capital stock of Cooper Tire entitled to vote generally in the election of directors, voting together as a single class, to amend Cooper Tire’s bylaws.	by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or if the articles or regulations that have been adopted so provide, by the affirmative vote of the holders entitling them to exercise a greater proportion than a majority of the voting power of the corporation on the proposal. Pursuant to Goodyear’s code of regulations, Goodyear’s code of regulations may be amended or new regulations may be adopted by the shareholders, at a meeting held for such purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of Goodyear on such proposal or, without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on such proposal, or by Goodyear’s directors to the extent permitted by the ORC. However, the section of Goodyear’s code of regulations related to vacancies, resignations and removal of directors may only be amended or supplemented by the shareholders at a meeting held for such purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of Goodyear on such proposal.

Appraisal Rights	Pursuant to Section 262 of the DGCL, Cooper Tire stockholders who do not vote in favor of the adoption of the merger agreement or otherwise consent in writing thereto, who continuously hold their shares of Cooper Tire common stock through the effective date of the merger and who otherwise comply with the applicable requirements of Section 262 of the DGCL, have the right to seek appraisal of the	Under the ORC, dissenting shareholders of an Ohio corporation being merged into or consolidated with another corporation are entitled to appraisal rights, which is the right to dissent from certain corporate actions and demand payment of the fair cash value of their shares. In some circumstances, shareholders of a surviving or acquiring corporation are also entitled to appraisal rights in

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

“fair value” of their shares of Cooper Tire common stock, as determined by the Delaware Court of Chancery, together with interest (subject to certain exceptions) on the amount determined to be the fair value, if any, if the merger is completed. The “fair value” of shares of Cooper Tire common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than, the value of the merger consideration that Cooper Tire stockholders would otherwise be entitled to receive under the merger agreement.

The right to seek appraisal will be lost if a Cooper Tire stockholder votes “FOR” adoption of the merger agreement. However, abstaining or voting against adoption of the merger agreement is not in itself sufficient to perfect appraisal rights because additional actions must also be taken to perfect such rights.

Due to the complexity of the appraisal process, stockholders who wish to seek appraisal of their shares of Cooper Tire common stock are encouraged to seek the advice of legal counsel and financial advisors with respect to the exercise of appraisal rights. Cooper Tire stockholders considering seeking appraisal should be aware that the fair value of their shares as determined pursuant to Section 262 could be greater than, the same as or less than the value of the merger consideration. Cooper Tire stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Cooper Tire by delivering a written demand for appraisal prior to the taking of the vote on the merger agreement at the Cooper Tire special meeting, and must connection with a merger, combination or majority share acquisition in which those shareholders are entitled to voting rights. The ORC provides shareholders of an acquiring corporation with voting rights if the combination or majority share acquisition involves the transfer of shares of the acquiring corporation entitling the recipients of those shares to exercise one-sixth or more of the voting power of the acquiring corporation after the consummation of the transaction. However, appraisal rights are not available to shareholders of an acquiring corporation if the shares entitling those shareholders to vote are listed on an exchange both as of the day immediately preceding the date of the meeting to approve the transaction and immediately following the effective time of the transaction.

	Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders

otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Cooper Tire common stock held of record in the name of another person, such as a nominee or intermediary, must act promptly to cause the record holder to follow the steps required by Section 262 of the DGCL and in a timely manner to perfect appraisal rights. In addition, assuming the shares of Cooper Tire common stock remain listed on a national securities exchange immediately prior to the effective time of the merger, under Section 262 of the DGCL, the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of such shares who have perfected their appraisal rights unless (i) the total number of such shares entitled to appraisal exceeds 1% of the outstanding shares of Cooper Tire common stock or (ii) the value of the merger consideration provided in the merger agreement for the total number of shares of Cooper Tire common stock entitled to appraisal exceeds $1 million.

For additional information, see “Appraisal Rights” beginning on page 154 and Section 262 of the DGCL regarding appraisal rights as reproduced and attached as Annex B to this proxy statement/prospectus.

Forum for Adjudication of Disputes	Cooper Tire’s bylaws provide that, unless Cooper Tire consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Cooper Tire, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Cooper Tire to	Neither Goodyear’s code of regulations nor Goodyear’s articles of incorporation address forum selection for the adjudication of disputes.

Rights of Cooper Tire Stockholders	Rights of Goodyear Shareholders
Cooper Tire or Cooper Tire stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or Cooper Tire’s certificate of incorporation or Cooper Tire’s bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have subject-matter jurisdiction, another state or federal court within the State of Delaware). If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any Cooper Tire stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in such foreign action as agent for such stockholder. Unless Cooper Tire consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of Cooper Tire shall be deemed to have notice of and consented to the foregoing.

VALIDITY OF COMMON STOCK

The validity of the Goodyear common stock to be issued in the merger will be passed upon for Goodyear by David E. Phillips, Senior Vice President and General Counsel of Goodyear. Mr. Phillips is paid a salary by Goodyear, is a participant in Goodyear’s Executive Annual Incentive Plan and equity compensation plans, and owns shares of Goodyear common stock and has options to purchase shares of Goodyear common stock.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Goodyear’s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Cooper Tire appearing in Cooper Tire’s Annual Report on Form 10-K for the year ended December 31, 2020, and the effectiveness of Cooper Tire’s internal control over financial reporting as of December 31, 2020 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated in this proxy statement/prospectus by reference. Such consolidated financial statements are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR COOPER TIRE’S

2021 ANNUAL MEETING OF STOCKHOLDERS

Cooper Tire intends to hold an annual meeting of Cooper Tire stockholders on May 7, 2021 (the “Cooper Tire 2021 annual meeting”). Assuming the merger is completed, Cooper Tire does not expect to hold its 2022 annual meeting of Cooper Tire stockholders.

Any Cooper Tire stockholder who intended to present a proposal at the Cooper Tire 2021 annual meeting and who desired to have their proposal included in Cooper Tire’s proxy statement and form of proxy for the Cooper Tire 2021 annual meeting must have delivered the proposal to the secretary of Cooper Tire, at Cooper Tire’s principal executive offices, so that it was received no later than November 26, 2020. In addition, if a Cooper Tire stockholder intends to present a proposal at the Cooper Tire 2021 annual meeting without the inclusion of that proposal in the Cooper Tire proxy materials and written notice of the proposal was not received by Cooper Tire on or between December 26, 2020 and January 25, 2021, in accordance with the Cooper Tire’s bylaws, proxies solicited by the Cooper Tire Board for the Cooper Tire 2021 annual meeting will confer discretionary authority to vote on the proposal if presented at the Cooper Tire 2021 annual meeting.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to Cooper Tire stockholders residing at the same address, unless Cooper Tire stockholders have notified Cooper Tire of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding”, potentially provides extra convenience for Cooper Tire stockholders and cost savings for companies. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Cooper Tire at its address identified below. Cooper Tire will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Cooper Tire’s Investor Relations department at 701 Lima Avenue, Findlay, Ohio 45840 or (419) 424-4165 or investorrelations@coopertire.com.

WHERE YOU CAN FIND MORE INFORMATION

Goodyear and Cooper Tire file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access this information at the SEC’s Internet website that contains reports, proxy statements and other information regarding issuers, including Goodyear and Cooper Tire, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.

Goodyear has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Goodyear common stock to be issued to Cooper Tire stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Goodyear and Cooper Tire. The rules and regulations of the SEC allow Goodyear and Cooper Tire to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Goodyear and Cooper Tire to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus as described below.

This proxy statement/prospectus incorporates by reference the documents listed below that Goodyear and Cooper Tire have previously filed with the SEC. They contain important information about the companies and their financial condition.

Goodyear SEC Filings

•	Annual report on Form 10-K for the year ended December 31, 2020;

•

the portions of Goodyear’s definitive proxy statement on Schedule 14A for the 2021 annual meeting of shareholders, filed on March 10, 2021, that are incorporated by reference into Goodyear’s annual report on Form 10-K for the year ended December 31, 2020;

•

Current reports on Form 8-K filed on February 22, 2021 and February 25, 2021 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	the description of Goodyear common stock, filed as Exhibit 4.1 to Goodyear’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 11, 2020.

Cooper Tire SEC Filings

•	Annual report on Form 10-K for the year ended December 31, 2020;

•	Definitive proxy statement on Schedule 14A for the 2021 annual meeting of stockholders;

•

Current reports on Form 8-K filed on January 11, 2021 (only with respect to Items 5.02 and 9.01), February  22, 2021, February  22, 2021 (only with respect to Items 5.02, 8.01 and 9.01) and February 24, 2021 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	the description of Cooper Tire common stock contained in Cooper Tire’s registration statement on Form 8-A/A filed with the SEC on May 15, 1998.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.

In addition, Goodyear and Cooper Tire incorporate by reference any future filings they make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the Cooper Tire special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address indicated above, or from Goodyear or Cooper Tire, as applicable, by requesting them in writing or by telephone as follows:

The Goodyear Tire & Rubber Company 200 Innovation Way Akron, Ohio 44316-0001 Attention: Investor Relations Telephone: (330) 796-3751	Cooper Tire & Rubber Company 701 Lima Avenue, Findlay, Ohio 45840 Attention: Investor Relations Telephone: (419) 424-4165

These documents are available from Goodyear or Cooper Tire, as the case may be, without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You can also find information about Goodyear and Cooper Tire at their Internet websites at www.goodyear.com and www.coopertire.com, respectively. Information contained on these websites does not constitute part of this proxy statement/prospectus.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Georgeson, Cooper Tire’s proxy solicitor, at the following address and telephone number:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

(212) 440-9800

If you are a Cooper Tire stockholder and would like to request documents, please do so by April 23, 2021, which is five business days before the Cooper Tire special meeting, to receive them before the Cooper Tire special meeting. If you request any documents from Goodyear or Cooper Tire, Goodyear or Cooper Tire, as applicable, will promptly mail them to you by first class mail, or another equally prompt means, after Goodyear or Cooper Tire, as the case may be, receives your request.

This proxy statement/prospectus is a prospectus of Goodyear and a proxy statement of Cooper Tire for the Cooper Tire special meeting. Neither Goodyear nor Cooper Tire has authorized anyone to give any information or make any representation about the merger or Goodyear or Cooper Tire that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Goodyear or Cooper Tire has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This proxy statement/prospectus is dated April 2, 2021. You should not assume that the information is accurate as of any date other than that date, and neither its mailing to Cooper Tire stockholders nor the issuance of shares of Goodyear common stock in the merger will create any implication to the contrary.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

THE GOODYEAR TIRE & RUBBER COMPANY,

VULCAN MERGER SUB INC.,

and

COOPER TIRE & RUBBER COMPANY

dated as of

February 22, 2021

A-i

A-ii

Annex A – Form of Certificate of Incorporation of the Surviving Corporation

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 22, 2021, by and among The Goodyear Tire & Rubber Company, a corporation organized under the Laws of Ohio (“Parent”), Vulcan Merger Sub Inc., a corporation organized under the Laws of Delaware and a wholly owned Subsidiary of Parent (“Merger Sub”, together with Parent, the “Parent Parties”), and Cooper Tire & Rubber Company, a corporation organized under the Laws of Delaware (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of the Parent Parties and the Company each have approved, and in the case of the Company and Merger Sub deem it advisable and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Common Stock, par value 1.00 per share, of the Company (“Company Common Stock” and such issued and outstanding shares of the Company Common Stock, collectively, the “Shares”), other than Shares owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly owned Subsidiaries, any Shares held in the treasury of the Company and any Dissenting Shares, will be converted into the right to receive the Merger Consideration.

WHEREAS, Merger Sub is a wholly owned Subsidiary of Parent, and Parent owns all of the issued and outstanding stock of Merger Sub.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation. The Company as the surviving corporation after the Merger is referred to in this Agreement as the “Surviving Corporation”.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m. on the second Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or (to the extent permitted by applicable Law) waiver of any such condition) set forth in ARTICLE VII (the “Closing Date”), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019 or remotely by exchange of documents and signatures (or their electronic counterparts) unless another date or place is agreed to in writing by the parties to this Agreement.

Section 1.3 Effective Time. The parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as Parent and the Company may agree in writing) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by Parent and the Company in writing, being the “Effective Time”).

Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Restated Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, the restated certificate of incorporation (“Restated Certificate of Incorporation”) and by-laws (“By-Laws”) of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time (a) in the case of the Restated Certificate of Incorporation, to be in the form set forth in Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.7 hereof, and (b) in the case of the By-Laws, to be in the form of the by-laws of Merger Sub, and as so amended shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.7 hereof, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation.

Section 1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or the holders of Shares or securities of the Parent Parties:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(b), any Options, Share Units or PUs, which shall each be treated as set forth in Section 2.3) (such Shares, the “Eligible Shares”) will be cancelled and extinguished and be converted into the right to receive the following consideration (the “Merger Consideration”): (i) $41.75 in cash, without interest, payable to the holder of each Share (the “Per Share Cash Consideration”) and (ii) 0.907 of a share of validly issued, fully paid and non-assessable Parent Common Stock (the “Exchange Ratio”) upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive (x) the Merger Consideration for such

Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, without interest, (y) any dividends or other distributions with a record date prior to the Effective Time which have been declared by the Company in accordance with this Agreement and which remain unpaid at the Effective Time, and any dividends and other distributions payable in accordance with Section 2.2(e) and (z) any cash to be paid in lieu of any fractional Shares in accordance with Section 2.2(f). Notwithstanding the foregoing, if the Merger would (as reasonably determined by Parent after good-faith consultation with the Company) otherwise result in the issuance of shares of common stock of Parent, without par value (“Parent Common Stock”) (including shares of Parent Common Stock that would be deliverable pursuant to equity awards pursuant to Section 2.3) in excess of 19.9% of the outstanding shares of Parent Common Stock immediately prior to the Closing (the “Share Cap”), the Exchange Ratio shall be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Parent Common Stock (including shares of Parent Common Stock that would be deliverable pursuant to equity awards pursuant to Section 2.3 issuable in the Merger) to not exceed the Share Cap (the “Exchange Ratio Reduction Number”), and the Per Share Cash Consideration shall be increased by an amount in cash equal to (x) the Exchange Ratio Reduction Number multiplied by (y) the Parent Closing Price.

(b) Each (i) Share held in the treasury of the Company, (ii) Share owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly owned Subsidiaries immediately before the Effective Time, and (iii) Dissenting Share ((i)-(iii) collectively, the “Cancelled Shares”) will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of Dissenting Shares, to the right of the holder thereof to receive any payment under Section 2.4. For the avoidance of doubt, this Section 2.1(b) shall not apply to Shares held in trust by the Company, any of the Parent Parties or any of their respective Subsidiaries or any Shares that are otherwise set aside from Shares held in the Company’s treasury pursuant to a Company Plan (as such term is defined in Section 3.12(a)).

(c) Each share of common stock, without par value per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, without par value per share, of the Surviving Corporation and, thereafter, will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.2 Payment; Surrender of Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Parent will enter into an agreement with Parent’s or the Company’s transfer agent (or another U.S. national bank or trust company that is reasonably satisfactory to the Company) to act as agent for the holders of Shares in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and the funds necessary to make the payments contemplated by Section 2.1(a). At or immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in a separate account for the benefit of holders of Eligible Shares, for issuance in accordance with this ARTICLE II through the Exchange Agent, the aggregate Merger Consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a). Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions payable to holders of Eligible Shares, including pursuant to Section 2.2(e) and to make payments in lieu of fractional shares pursuant to Section 2.2(f). The Exchange Agent shall as promptly as reasonably practicable, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 2.2(a) and Section 2.2(e) and Section 2.2(f), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”.

(b)

(i) As soon as reasonably practicable after the Effective Time, and in any event within two Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter surrender such Certificates or Book-Entry Shares to the Exchange Agent under cover of the letter of transmittal, as agent for such holder. Upon delivery of a valid letter of transmittal and the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) or Book-Entry Shares on or before the first anniversary of the Effective Time, the Surviving Corporation shall cause the Exchange Agent to pay to each holder of Eligible Shares (x) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 2.1(a) and (y) a check or wire transfer (as specified in the applicable letter of transmittal) in the amount equal to the cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 2.1(a) (including in respect of any dividends and other distributions which such holder has the right to receive pursuant to Section 2.2(e) and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2(f)). Until so surrendered, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Cancelled Shares) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) or Book-Entry Shares.

(ii) If payment of the Merger Consideration or any other amount under this ARTICLE II (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition to such payment that the Certificate so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of such Certificate or shall have established to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. For the avoidance of doubt, the payment of any transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees incurred by a holder of Shares in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the responsibility solely of such holder. With respect to Book-Entry Shares, delivery of the aggregate Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) shall be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time; provided, however, that, notwithstanding the foregoing, in the event of a transfer of ownership of Book-Entry Shares that is not registered in the stock transfer books of the Company as of the Effective Time, the Exchange Agent may make payment of the proper amount of aggregate Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) to such transferee if written instructions authorizing the transfer of the Book-Entry Shares are presented to the Exchange Agent and are accompanied by all documents required to evidence and effect such transfer and to evidence that such Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of such Book-Entry Share or shall have established to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(c) The Merger Consideration paid upon the surrender for exchange of Eligible Shares in accordance with the terms of this ARTICLE II will be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Shares, subject, however, to the Surviving Corporation’s obligation to pay (x) any dividends or make any other distributions, in each case with a record date (A) prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or (B) prior to the date of this Agreement, and in each case which remain unpaid at the Effective Time, (y) any dividends or other distributions payable pursuant to Section 2.2(e) and (z) any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f). At the Effective Time, the stock transfer books of the Company will be closed immediately and there will not be any further registration of transfers on the stock transfer books of the Surviving Corporation of any shares of the Company’s capital stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates (other than Certificates representing Cancelled Shares, except for Dissenting Shares which shall be treated in accordance with Section 2.4) or Book-Entry Shares (other than Book-Entry Shares representing Cancelled Shares, except for Dissenting Shares which shall be treated in accordance with Section 2.4) are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) as provided in this ARTICLE II. No interest will accrue or be paid on any cash or other consideration payable pursuant to this ARTICLE II or otherwise upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(d) Promptly following the date which is one year after the Effective Time, the Exchange Agent will deliver to the Surviving Corporation, upon demand, any cash, including any interest received with respect to such cash, and any certificates or other documents in its possession relating to the Transactions, which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) remaining unclaimed by holders of shares of Company Common Stock two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case, until such Certificates or Book-Entry Shares are surrendered as provided in this Section 2.2. Following such surrender, there shall be paid, without interest, to the record holder of the whole shares of Parent Common Stock issued in exchange therefor (i) promptly after the time of such surrender, the amount of dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends or distributions with a record time after the Effective Time pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(f) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding anything to the contrary in this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount (rounded to the nearest cent) equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the 10 consecutive trading days ending two trading days prior to the Closing Date as reported by Bloomberg, L.P. (the “Parent Closing Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties to this Agreement acknowledge that the payment of cash in lieu of issuing fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(g) Notwithstanding any provision in this Agreement to the contrary, each of the Surviving Corporation, Parent, the Company, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3 or Section 2.4, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of federal, state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other securities in respect of which such deduction and withholding were made.

(h) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, as the case may be, the posting by such Person of an indemnity agreement or, at the election of Parent or the Exchange Agent, a bond in such customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the number of Shares formerly represented by such lost, stolen or destroyed Certificate as contemplated by this ARTICLE II.

(i) The Exchange Agent will invest all cash included in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by the United States of America; in commercial paper obligations rated not less than two of P-2, A-2 or F2 or better by Moody’s Investors Service, Inc., Standard & Poor’s Corporation or Fitch’s Ratings, Inc., respectively; investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days and issued or guaranteed by or placed with, and money market deposit accounts issued or offered by any commercial bank organized under the law of the United States of America or any state thereof which has (A) not less than two of the following short-term deposit ratings – P1 from Moody’s Investor Service, Inc., A1 from Standard & Poor’s Corporation, and F1 from Fitch Ratings, Inc. and (B) a combined capital and surplus and undivided profits of not less than $500,000,000 and, in any such case, no such instrument will have a maturity exceeding six months, provided further, that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE II. Any interest and other income resulting from such investments will become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation pursuant to Section 2.2(d). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

Section 2.3 Treatment of Company Stock Plans.

(a) Each option to purchase shares of Company Common Stock granted under the Company Stock Plans (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Option and (ii) the excess, if any, of the Per Share Cash Equivalent over the exercise price per share of Company Common Stock set forth in such Option, less any required withholding Taxes (the “Option Cash Payment”), and as of the Effective Time each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time.

(b) Each award of a right under any Company Stock Plan (other than awards of Options, the treatment of which is specified in Section 2.3(a)) entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time shall, except as provided below for the 2022 Share Units (as defined below), be adjusted and converted into the right of the holder to receive from the Surviving Corporation the Merger Consideration, less any required withholding Taxes (clauses (i), (ii) and (iii), collectively, the “Share Unit Payment”) in respect of a number of shares of Company Common Stock determined as follows (i) in the case of Share Units subject to performance-based vesting conditions which have been notionally earned by an employee for measurement periods completed prior to the Effective Time but not yet settled, the number of shares of Company Common Stock determined based on actual achievement of the applicable performance goals for such measurement periods, (ii) in the case of Share Units subject to performance-based vesting conditions for a measurement period that has begun and is not complete as of the Effective Time (and which as a result have not been notionally earned by an employee prior to the Effective Time), the number of shares of Company Common Stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the Effective Time as compared to the number of days in the entire measurement period, and (iii) in the case of Share Units not subject to performance-based vesting conditions, the total number of shares of Company Common Stock underlying such Share Units. Share Units first granted by the Company in 2022 (the “2022 Share Units”) will be adjusted and converted at the Effective Time as described in Section 5.1(a)(iii)(A) of the Company Disclosure Letter. As of the Effective Time each holder of a Share Unit shall cease to have any rights with respect thereto, except (A) the right to receive the Share Unit Payment, (B) as described in Section 6.9(d) of the Company Disclosure Letter and (C) as provided in Section 5.1(a)(iii)(A) of the Company Disclosure Letter for the 2022 Share Units. The Share Unit Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time; provided, however, in the event that making such payment at such time would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award or other applicable document.

(c) Each performance cash unit granted under the Company Stock Plans (“PU”) that is outstanding or payable as of the Effective Time shall, except as provided below for the 2022 PUs (as defined below), be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash, less any required withholding Taxes (the “PU Payment”), equal to the product of (i) the sum of (A) in the case of PUs which have been notionally earned by an employee for measurement periods completed prior to the Effective Time but not yet settled, the number of PUs determined based on actual achievement of the applicable performance goals for such measurement periods and (B) in the case of PUs for a measurement period that has begun and is not complete as of the Effective Time (and which as a result have not been notionally earned by an employee prior to the Effective Time), the number of PUs determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the Effective Time as compared to the number of days in the entire measurement period, and (ii) $1. PUs first granted by the Company in 2022 (the “2022 PUs”) will be adjusted and converted at the Effective Time as described in Section 5.1(a)(iii)(A) of the Company Disclosure Letter. The PU Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time; provided, however, in the event that making such payment at such time would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a PU, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award or other applicable document. As of the Effective Time each holder of a PU shall cease to have any rights with respect thereto, except (x) the right to receive the PU Payment, (y) as described in Section 6.9(d) of the Company Disclosure Letter and (z) as provided in Section 5.1(a)(iii)(A) of the Company Disclosure Letter for the 2022 PUs.

(d) All account balances (whether or not vested) under any Company Plan (other than awards under a Company Stock Plan the treatment of which is specified in Section 2.3(a), (b) or (c)) that provides for the deferral of compensation and represents amounts notionally invested in a number of shares of Company Common Stock or otherwise provides for distributions or benefits that are calculated based on the value of a Share (collectively, the “Deferred Compensation Plans”), shall be adjusted and converted into a right of the holder to have allocated to the holder’s account under any such Deferred Compensation Plan an amount denominated in cash equal to the product of (i) the number of shares of Company Common Stock deemed invested under or otherwise referenced by such account as of the Effective Time and (ii) the Per Share Cash Equivalent (the “Deferred Payment”), and shall cease to represent a right to receive a number of shares of Company Common Stock or cash equal to or based on the value of a number of Shares. The Deferred Payment, less any required withholding Taxes, shall be made at the time specified in the applicable Deferred Compensation Plan and related plan documents.

(e) Each share of Company Common Stock that remains available for issuance pursuant to any Company Stock Plan as of the Effective Time (the “Residual Shares”) shall, in accordance with such Company Stock Plan, be converted at the Effective Time into the number of shares of Parent Common Stock equal to the product of the number of such Residual Shares and the Equity Award Exchange Ratio (such shares of Parent Common Stock, the “Assumed Shares”).

(f) Prior to the Effective Time, the Company shall take all such lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.3.

(g) At the Effective Time, by virtue of the Merger and without the need of any further corporate action, Parent shall assume the Company Stock Plans, with the result that Parent may issue the Assumed Shares after the Effective Time pursuant to equity awards granted under the Company Stock Plans or any other plan of Parent or any of its Affiliates.

Section 2.4 Dissenters’ Rights. Shares that have not been voted for adoption of this Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares withdraws such demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting

Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL). If a holder of Dissenting Shares withdraws such demand for appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares will cease to be a Dissenting Share and will be converted as of the Effective Time into and represent the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments received by the Company relating to stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law, or waive any failure by any holder of Company Common Stock to timely deliver a written demand for appraisal or the taking of any other action by any such holder as may be necessary to perfect appraisal rights under the DGCL, or agree to do any of the foregoing.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of Parent or the Company shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio, the Per Share Cash Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted, without duplication, to provide the holders of shares of Company Common Stock as well as the Parent Parties the same economic effect as contemplated by this Agreement prior to such event (including any adjustments to the Exchange Ratio required by the last sentence of Section 2.1(a)); provided that (i) nothing in this Section 2.5 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Company, dated the date hereof, addressed to the Parent Parties (the “Company Disclosure Letter”) or in the Company SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date, and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Company SEC Document to the representation and warranty is reasonably apparent on its face (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face) the Company represents and warrants to the Parent Parties as follows (provided that the representations and warranties in respect of any Joint Ventures of the Company shall be given only to the Knowledge of the Company):

Section 3.1 Organization.

(a) Each of the Company, its Subsidiaries and its Joint Ventures is a corporation, partnership or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Each of the Company, its Subsidiaries and its Joint Ventures is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(c) Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of the Company’s, its material Subsidiaries’ and its Joint Ventures’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement (subject to the amendment to the Company’s By-Laws contemplated in Section 3.2(c)), and each as so provided is in full force and effect and neither the Company nor any of its material Subsidiaries or Joint Ventures are in violation of any of the provisions of such documents, except, in the case of any material Subsidiary or Joint Venture, where the failure to be in full force and effect or such violation would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

Section 3.2 Authorization; Validity of Agreement; Company Action.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions subject, in the case of the Merger, to the receipt of the Stockholder Approval. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance of its obligations hereunder and the consummation by it of the Transactions, except that the consummation of the Merger requires the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Parent Parties, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).

(b) Assuming the accuracy of the representation and warranty in Section 4.4, the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon to adopt this Agreement (the “Stockholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, or any of them, that is necessary in connection with the consummation of the Merger.

(c) The Company Board at a meeting duly called and held has by unanimous vote (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (iii) resolved to recommend to the Company’s stockholders that they adopt this Agreement (such recommendation, the “Company Recommendation”) and directed that such matter be submitted for consideration of the Company’s stockholders at the Stockholders Meeting and (iv) adopted resolutions amending the By-Laws of the Company in the manner previously disclosed to Parent.

Section 3.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing with the SEC of the preliminary proxy statement, the Proxy Statement and any related filings under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) the Stockholder Approval and (iv) filings, permits, clearances, authorizations, consents, orders and approvals as may be required (A) under the Exchange Act, including Sections 13 and 16 of the Exchange Act, or the Securities Act, (B) pursuant to the Securities Act to deregister the Company’s securities that are registered under the Exchange Act, (C) pursuant to the rules and regulations of the Nasdaq Stock Market (“Nasdaq”) and the New York Stock Exchange (“NYSE”), (D) by the SEC, (E) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable Antitrust Laws and (F) under the Takeover Statutes and state securities and “blue sky” laws, no consents or approvals of, or filings, declarations or registrations with, any federal, state or local court, administrative or regulatory agency, governmental or regulatory committee or commission or other governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such other filings, clearances, authorizations, consents, orders, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company’s Restated Certificate of Incorporation or its By-Laws or any of the similar organizational documents of any of its Subsidiaries or any of its Joint Ventures or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 3.3(a) are duly obtained or made, (x) violate any Order or Law applicable to the Company or any of its Subsidiaries or Joint Ventures or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries or Joint Ventures under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries or Joint Ventures is a party, or by which they or any of their respective properties or assets may be bound or affected, or any Company Permit, except, in the case of clause (i) (with respect to any of the Company’s Subsidiaries or Joint Ventures), clause (ii)(x) (with respect to any of the Company’s Subsidiaries or Joint Ventures) and clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(c) None of the Company, any of its Subsidiaries or any of its Joint Ventures are creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 15% of the consolidated gross assets of the Company and its consolidated Subsidiaries (excluding cash and cash equivalents).

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 5,000,000 shares of Preferred Stock, par value $1.00 per share (the “Company Preferred Stock”), and 300,000,000 shares of Company Common Stock. As of the close of business on February 19, 2021 (the “Company Measurement Date”), (i) no shares of Company Preferred Stock were issued and outstanding, (ii) 50,437,470 shares of Company Common Stock were issued and outstanding, (iii) 37,412,822 shares of Company Common Stock were held in the treasury of the Company, (iv)

1,832,950 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in respect of future awards, (v) 113,951 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options, (vi) 239,902 shares of Company Common Stock were reserved for issuance under restricted stock units under the Company Stock Plans, (vii) 296,662 shares of Company Common Stock were reserved for issuance under performance stock units under the Company Stock Plans assuming target-level performance achievement and 461,994 shares of Company Common Stock are reserved for issuance under performance stock units under the Company Stock Plans assuming maximum-level performance achievement, and (viii) no shares of Company Common Stock were reserved for issuance under the Deferred Compensation Plans. All of the Shares are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Options, or with respect to Share Units or pursuant to the Deferred Compensation Plans will be, when issued in accordance with the terms of the Options, or the Share Units or the Deferred Compensation Plans, duly authorized, validly issued, fully paid and non-assessable. Section 3.4(a) of the Company Disclosure Letter contains a correct and complete list of Rights outstanding as of the date hereof under the Company Stock Plans and Deferred Compensation Plans. Except as set forth in this Section 3.4(a), and for changes since the Company Measurement Date resulting from the exercise of Options outstanding as of such date, there are no (i) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (ii) existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating the Company, any of its Subsidiaries or any of its Joint Ventures to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting security in the Company, any of its Subsidiaries or any of its Joint Ventures or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company, any of its Subsidiaries or any of its Joint Ventures to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, (iii) outstanding contractual obligations of the Company, any of its Subsidiaries or any of its Joint Ventures to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company, any of its Subsidiaries or any of its Joint Ventures or (iv) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock on a deferred basis or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in the immediately preceding clauses (i) through (iv) of or with respect to any Person, collectively, “Rights”). The Company and its Subsidiaries do not have outstanding any bonds, debentures, notes or other similar obligations, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter. No Subsidiary of the Company owns any Shares.

(b) The Rights granted under a Company Stock Plan or a Deferred Compensation Plan (i) were approved by the Company Board or a duly authorized committee or subcommittee thereof and were granted in compliance with all applicable Laws and the terms and conditions of the Company Stock Plan pursuant to which it was issued in all material respects and (ii) have exercise prices per share of Company Common Stock equal to or greater than the fair market value of a Share on the date of the grant.

(c) All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries (other than non-wholly owned Subsidiaries or Joint Ventures, in which case only to the extent such shares of capital stock or other Rights of such Subsidiaries or Joint Ventures as set forth on Section 3.4(c) of the Company Disclosure Letter) are owned beneficially or of record by the Company, directly or indirectly, and all such shares and Rights have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of any Encumbrances other than those restrictions on transfer imposed by applicable securities Laws. Section 3.4(c) of the Company Disclosure Letter sets forth as of the date of this Agreement (x) each of the

Company’s Subsidiaries and Joint Ventures and the ownership interest of the Company in each such Subsidiary and Joint Venture and, to the Knowledge of the Company, the ownership interest of any other Person or Persons in each such Subsidiary or Joint Venture and (y) the Company’s, its Subsidiaries’ or Joint Ventures’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities held for investment by the Company or any of its Subsidiaries or its Joint Ventures and consisting of less than 5% of the outstanding capital stock or other equity interest of such Person. The Company does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by Parent under the HSR Act in order to consummate the Merger and the other Transactions.

(d) There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(e) Section 3.4(e) of the Company Disclosure Letter contains a correct and complete list of the Rights and PUs outstanding as of the date hereof under the Company Stock Plans and Deferred Compensation Plans, including, where applicable, exercise price and vesting schedule, including whether (and to what extent) the vesting will be accelerated by the execution of this Agreement or consummation of the Merger.

Section 3.5 SEC Reports and Financial Statements.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2019 (the “Applicable Date”), under the Exchange Act or the Securities Act (collectively, together with any such form, report, schedule, statement or other document required to be filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of the Company’s Subsidiaries is, or at any time since the Applicable Date, has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) (i) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (ii) complies in all material respects with the applicable accounting standards and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act with respect to such requirements, (iii) has been prepared in accordance with the United States’ generally accepted accounting principles (“GAAP”), in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and limitations on footnote disclosure as contemplated by Article X of Regulation S-X), and (iv) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(b) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid having any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries reflected or disclosed in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed to the Parent Parties prior to the date of this Agreement. Since the Applicable Date, neither the Company nor its Subsidiaries has received any credible written (or to the Knowledge of the Company, oral) complaint, allegation, assertion or claim of any material improper activity regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.

(e) Neither the Company nor any of its Subsidiaries are required by Law to make any filings or reports in respect of the Shares or other securities of the Company or any of its Subsidiaries with any Governmental Entity outside of the United States whose primary responsibility is for the regulation of securities except, with respect to the Company’s Subsidiaries, for failures to make any such filings or reports that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Absence of Certain Changes.

(a) Since September 30, 2020 through the date of this Agreement, except as otherwise required or contemplated by this Agreement, the Company, its Subsidiaries and its Joint Ventures have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects, excluding any deviations therefrom taken as a result of, or in reaction to, COVID-19 or COVID-19 Measures that are substantially consistent with actions taken by similarly situated industry participants or otherwise disclosed to Parent prior to the date hereof.

(b) Since September 30, 2020, through the date of this Agreement, there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since September 30, 2020, through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any of the actions described in Section 5.1(a)(ii)(A), Section 5.1(a)(ii)(C), Section 5.1(a)(ii)(D), Section 5.1(a)(iii)(A), Section 5.1(a)(iii)(B), Section 5.1(a)(iii)(C), Section 5.1(a)(iii)(D), Section 5.1(a)(vii) or Section 5.1(a)(viii)(C).

Section 3.7 No Undisclosed Material Liabilities. To the Knowledge of the Company, there are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent or otherwise, except for (i) liabilities or obligations disclosed and with respect to which, if applicable, balances have been provided for in accordance with GAAP in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2020 and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2020, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Laws and Orders.

(a) The Company, each of its Subsidiaries and each of its Joint Ventures is and, since the Applicable Date, has been in compliance with, and, to the Knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, its Subsidiaries and its Joint Ventures hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent. The Company, each of its Subsidiaries and each of its Joint Ventures is in compliance with the terms of the Company Permits, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) None of the Company, any of its Subsidiaries, any of its Joint Ventures or, to the Knowledge of the Company, any of its Affiliates or any of each of their respective directors, officers, employees, Joint Venture partners or agents acting in such capacity and on behalf of the Company, is (i) a Person that is designated on, or is owned by a Person that is designated on any list of sanctioned parties maintained by the United States, Canada, the United Kingdom or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC (a “Sanctioned Person”) or (ii) located or organized in a country or territory that is, or whose government is, the target of comprehensive sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria and the Crimean region of the Ukraine) (a “Sanctioned Jurisdiction”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries, any of its Joint Ventures or, to the Knowledge of the Company, any of its Affiliates have participated or otherwise engaged, directly or indirectly, in any material transaction or dealing with any such Sanctioned Person or in any such Sanctioned Jurisdiction in violation of any applicable Law or Order.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, none of the Company, any of its Subsidiaries or any of its Affiliates, Joint Ventures or any of each of their respective directors, officers, employees, Joint Venture partners or, to the Knowledge of the Company, agents acting in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or unlawfully directly or indirectly lent, contributed to or otherwise made available any funds to any Person for the purpose of financing the activities of any Sanctioned Person or Person located or organized in a Sanctioned Jurisdiction. Since the Applicable Date, the Company, its Subsidiaries, Joint Ventures and, to the Knowledge of the Company, its Affiliates and each of their respective directors, officers, employees, Joint Venture partners and agents acting in such capacity have complied with: (i) all applicable anti-corruption and anti-bribery Laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.), and the UK Bribery Act; and (ii) all applicable International Trade Laws, in each case, except for such failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, its Subsidiaries, its Joint Ventures and, to the Knowledge of the Company, its Affiliates have instituted and maintain policies and procedures adopted by the Company in good faith and that, in the opinion of the Company, provide reasonable assurances of continued compliance with any such applicable anti-bribery, anti-corruption, anti-money laundering, anti-terrorism and International Trade Laws.

Section 3.9 Material Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) Contract (other than this Agreement) that would be required to be filed by the Company as an exhibit to any Company SEC Documents;

(ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness (including deferred purchase price of property and capital leases) in excess of $3,500,000 individually and $15,000,000 in the aggregate;

(iii) Contract that is a Company Labor Agreement;

(iv) Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation would not reasonably be expected to exceed a maximum of $3,500,000 (other than Contracts related to the sale of Company Products, ordinary course employment Contracts with non-executive employees or Contracts relating to a director’s or officer’s service as such with the Company);

(v) Contract that is a material sole source supply Contract or material original equipment manufacturer Contract or material private label Contract;

(vi) Contract that contains a put, call, right of first refusal, lock-up or other provision pursuant to which the Company or any of its Subsidiaries would be required to acquire or dispose of, or would be restricted from acquiring or disposing of, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $3,500,000 (for the avoidance of doubt, this clause (vi) shall not be deemed to include any purchase orders entered into the ordinary course of business pursuant to which the Company purchases raw materials or utilities);

(vii) settlement agreement or similar agreement with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case, which is material to the Company and its Subsidiaries, taken as a whole;

(viii) Contract (other than this Agreement) providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries;

(ix) Contract (other than this Agreement, purchase orders entered into in the ordinary course of business or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) that resulted in aggregate payments to or from the Company or any of its wholly owned Subsidiaries for more than $5,000,000 in calendar year 2020, or that to the Company’s Knowledge would reasonably be expected to result in aggregate payments to or from the Company or any of its wholly owned Subsidiaries for more than $8,000,000 in calendar year 2021;

(x) Contract that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any Joint Venture;

(xi) Contract that grants “most favored nation” status in respect of any matter that is reasonably likely to be material to the Company;

(xii) Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any 5% Holder of the Company or their immediate family members, on the other hand (other than employment Contracts, indemnification Contracts and other Contracts relating to a director’s or officer’s service as such with the Company);

(xiii) Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is, to the Knowledge of the Company (after inquiry of certain senior members of the legal department), a Governmental Entity;

(xiv) Contract pursuant to which (A) the Company, any of its Subsidiaries or any of its Joint Ventures grants to any third party any material license, release, covenant not to sue or similar right with respect to any material Owned Intellectual Property or (B) the Company, any of its Subsidiaries or any of its Joint Ventures receives a license, release, covenant not to sue or similar right with respect to any material Intellectual Property owned by a third party, in each case of clause (A) and clause (B), other than Incidental IP Contracts;

(xv) Contract that contains any provision expressly requiring the Company or any of its Subsidiaries to purchase or sell any material goods or services exclusively to or from another Person or that otherwise purports to limit either (x) the type of business in which the Company or its Subsidiaries may engage, (y) the manner or locations in which any of them may so engage in any business or (z) the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, in each case, in any material respect;

(xvi) Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(xvii) Contract that contains “earn out” or other contingent payment obligations, that are reasonably expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $5,000,000; or

(xviii) Contract to or by which the Company or any of its Subsidiaries is a party or bound providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger (other than any Company Plan or Multiemployer Plan). Any such Contract described in clauses (i)-(xviii) is a “Material Contract”.

(b) A true and correct copy of each Material Contract has previously been made available to Parent (except with such redactions as may be clearly marked on such copy) and each Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the General Enforceability Exceptions, and is in full force and effect in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) the Company and its Subsidiaries have performed all obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder, (iii) neither the Company nor any of its Subsidiaries has received any notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract and (iv) to the Knowledge of the Company, there are no disputes pending or threatened in writing (or threatened orally) that are material to the business of the Company and its Subsidiaries, taken as a whole, with respect to any Material Contract.

Section 3.10 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (as amended or supplemented from time to time, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement relating to the Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will not, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of a Parent Party specifically for inclusion in any of the foregoing documents.

Section 3.11 Litigation.

(a) As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of its Joint Ventures that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(b) As of the date of this Agreement, none of the Company, any of its Subsidiaries or any of its Joint Ventures is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

Section 3.12 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Company Plan” shall mean each material employee benefit plan (including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code (each, a “VEBA”) and each other material equity incentive, compensation, severance, employment, change-in-control, termination, retention, fringe benefit, bonus, incentive, stock option, stock purchase, stock appreciation right, stock-based, savings, retirement, deferred compensation, health and welfare, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), under which (i) any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Service Providers”) has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability. With respect to each Company Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (1) all documents embodying such Company Plan, including all amendments thereto and all related trust documents, insurance contracts or other funding vehicles, (2) written descriptions of any Company Plans that are not set forth in a written document, (3) the most recent summary plan description for each applicable Company Plan, together with the summary or summaries of material modifications thereto, (4) the two most recent annual actuarial valuations, (5) the most recent determination or opinion letter issued by the IRS with respect to any Company Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter and (6) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(b) Each Company Plan complies in all material respects with all applicable Laws, including ERISA and the Code and, since the date that is six years prior to the date hereof, has been administered in all material respects in accordance with its terms and all such applicable Laws. All contributions required to be made under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Financial Statements prior to the date of this Agreement. No Company Plan is in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code).

(c) Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination. Any VEBA, which provides benefits under a Company Plan, has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and the Company is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code.

(d) No condition exists that is reasonably likely to subject the Company or any of its ERISA Affiliates to any material direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502 of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980B or 4980F of the Code. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred during the six year period ending on the date hereof with respect to any Company Plan or will be required to be filed in connection with the Transactions, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred with respect to any Company Plan.

(e) No Company Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA which is a single-employer plan (a “Pension Plan”) had a “funding shortfall” within the meaning of Section 430(c) of the Code or Section 303(c) of ERISA as of the Applicable Date, and there has been no material adverse change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Plan since the Applicable Date. None of the Company, any of its Subsidiaries, or any ERISA Affiliate participates in, or has within the six years prior to the date of this Agreement participated in, any Multiemployer Plan. With respect to any Multiemployer Plan contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, none of the Company, any of its Subsidiaries nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied.

(f) No Actions are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

(g) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company Plan or Company Labor Agreement. The Company or its Subsidiaries may amend or terminate any retiree health and life benefits at any time without incurring any material liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(h) (i) Each Company Plan that is maintained primarily for the benefit of Covered Service Providers based outside of the United States (a “Non-U.S. Plan”) has been operated in accordance and is in substantial compliance with its terms and all applicable Laws; and (ii) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Non-U.S. Plans, reserves therefore have been established as required on the accounting statements of the applicable Company or Subsidiary of the Company.

(i) Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Sections 409A or 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan, (i) there has not occurred any prohibited transaction in which the Company, any of its Subsidiaries or any of their Covered Service Providers or, to the Knowledge of the Company, any trustee, administrator or other fiduciary of such Company Plan or trust created thereunder, in each case, who is not a Covered Service Provider (a “Non-Affiliate Plan Fiduciary”), has engaged that would subject the Company, any of its Subsidiaries or any of their respective Covered Service Providers or any Non-Affiliate Plan Fiduciary to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA or any other applicable Law and (ii) none of the Company, any of its Subsidiaries or any of their respective Covered Service Providers or, to the Knowledge of the Company, any Non-Affiliate Plan Fiduciary has engaged in any transaction or acted in a manner, or failed to act in a manner, that would subject the Company, any of its Subsidiaries or any of their respective Covered Service Providers or any Non-Affiliate Plan Fiduciary to any liability for breach of fiduciary duty under ERISA or any other applicable Law.

(k) Except as expressly provided in this Agreement, the execution of this Agreement and the consummation of the Merger and the other Transactions will not, either alone or in combination with another event, (i) entitle any Covered Service Provider to any material severance pay, material unemployment compensation or any other material payment, (ii) materially accelerate the time of payment or vesting, or materially increase the amount of compensation due any Covered Service Provider, or result in any funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Plans, (iii) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit to the Company’s or any of its Subsidiaries’ ability to amend, modify or terminate, any Company Plan or (iv) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual or result in payments under any of the Company Plans that would not be deductible under Section 280G of the Code. The Company has made available to Parent complete copies of the Section 280G calculations prepared with respect to the individuals set forth in Section 3.12(k) of the Company Disclosure Letter in connection with the Transactions.

Section 3.13 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is (i) a party to or otherwise bound by any Company Labor Agreement, and (ii) the subject of any material Action that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization. There is no pending or, to the Knowledge of the Company, threatened, labor strike or lock-out or any material dispute, walk-out, work stoppage or slow-down involving the Company or any of its Subsidiaries, and there have been no such actions in the past five years. To the Knowledge of the Company, as of the date hereof there are no material organizing efforts with respect to the formation of a collective bargaining unit involving any Covered Service Provider.

(b) The Company has previously made available to Parent correct and complete copies of all collective bargaining agreements, material labor agreements or other material Contracts with a labor union, works council, other labor organization or bargaining unit to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”). The execution of this Agreement and consummation of the Merger and the other Transactions will not (i) entitle any third party (including any labor union, works council or labor organization) to any material payments under any of the Company Labor Agreements or (ii) require consent or notification of any labor union, works council or labor organization under any of the Company Labor Agreements, applicable Law or otherwise.

(c) The Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, immigration, classification and wages and hours, except where non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is delinquent in any payments to their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries in any material respect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(d) Since the Applicable Date, to the Knowledge of the Company, (i) no allegations of sexual harassment, other sexual misconduct or race discrimination have been made against any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of the Company or any of its Subsidiaries through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company or any of its Subsidiaries, and (ii) there are no Actions or investigations pending or threatened related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of the Company or any of its Subsidiaries. Since the Applicable Date, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of the Company or any of its Subsidiaries.

(e) Since the Applicable Date, the Company has complied, and has caused each of its Subsidiaries to comply, in all material respects with all applicable Laws with respect to internationally recognized human rights in any jurisdiction in which the Company has material business operations.

Section 3.14 Properties.

(a) Section 3.14(a)(i) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Owned Real Property (including the address or location and use within the businesses of the Company and its Subsidiaries) which is material to the business operations of the Company and its Subsidiaries, taken as a whole. Section 3.14(a)(ii) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Leases, including the address or location of the subject Leased Real Property, that are material to the business operations of the Company and its Subsidiaries, taken as a whole. True, complete and accurate copies of all Leases set forth on Section 3.14(a)(ii) of the Company Disclosure Letter for Leased Real Property located in the United States have been made available to Parent.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Owned Real Property and Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business. Neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any material right to the possession, lease, occupancy or enjoyment of any material Owned Real Property or material Leased Real Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, subject to the General Enforceability Exceptions, and (ii) there is no default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened (x) condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property or (y) Actions to change the zoning classification, variance, special use, or other applicable land use Law of any portion or all of the Owned Real Property or the Leased Real Property and (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.

(e) All Principal Properties (as defined in the Indenture, dated as of March 17, 1997, between the Company and The Chase Manhattan Bank, as trustee, that governs the Company’s 7.625% senior notes due 2027) are owned or leased by the Company and not by any of its Subsidiaries.

Section 3.15 Intellectual Property.

(a) The Company, its Subsidiaries and its Joint Ventures own or have the right to use all material Intellectual Property and material IT Assets required to operate their businesses as presently conducted in all material respects, and neither the Merger nor the consummation of the other Transactions will materially impair or otherwise adversely affect any such rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, all Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or Contract adversely affecting or that could reasonably be expected to adversely affect the Company’s, its Subsidiaries’ or its Joint Ventures’ use of, or their rights to, the Owned Intellectual Property, (ii) the Company, its Subsidiaries and its Joint Ventures have used commercially reasonable business practices to preserve and maintain each item of Owned Intellectual Property that is registered with, or the subject of a pending application before, any Governmental Entity or Internet domain name registrar in full force and effect, and (iii) the Company, its Subsidiaries and its Joint Ventures solely own all Owned Intellectual Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) To the Knowledge of the Company, the products and services of, and the operation of the Company’s, its Subsidiaries’ and its Joint Ventures’ businesses as currently conducted do not violate, misappropriate or infringe upon the Intellectual Property of any other Person, except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since the Applicable Date neither the Company nor any of its Subsidiaries or its Joint Ventures has received any written notice of any actual or threatened claims (including in the form of offers or invitations to license), and as of the date hereof, there are no pending Actions alleging a violation, misappropriation or infringement of the Intellectual Property rights of any other Person by the Company, any of its Subsidiaries or any of its Joint Ventures or pertaining to or challenging the validity or enforceability of any Owned Intellectual Property (other than ongoing patent and/or trademark prosecution), except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company, its Subsidiaries and its Joint Ventures, have taken reasonable measures to protect and maintain the confidentiality of all Trade Secrets that are owned or held by the Company, its Subsidiaries and Joint Ventures, as applicable, and (ii) to the Knowledge of the Company, since the Applicable Date, there has been no unauthorized disclosure by the Company, any of its Subsidiaries or any of its Joint Ventures of any such Trade Secrets.

(d) To the Knowledge of the Company, the IT Assets owned, used or held for use by the Company, its Subsidiaries and its Joint Ventures operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be material, the Company, its Subsidiaries and its Joint Ventures have implemented commercially reasonable backup and disaster recovery technology.

(e) With respect to all material Software included in the Owned Intellectual Property (the “Owned Software”), the Company, its Subsidiaries and its Joint Ventures maintain actual possession and control of the applicable source code, object code, notes, documentation, and know-how of such Owned Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company, its Subsidiaries and its Joint Ventures have disclosed source code for any Owned Software to a third party outside of the scope of a written agreement that reasonably protects the Company, its Subsidiaries and its Joint Ventures’ rights in such source code.

(f) All Owned Software (i) performs in material conformance with its documentation, (ii) is free from any material software defect, and (iii) to the Knowledge of the Company, does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software.

(g) To the Knowledge of the Company, the Company, its Subsidiaries and its Joint Ventures have not used any “open source” software in the conduct of their business in a manner that would obligate the Company, its Subsidiaries and its Joint Ventures to make available to any Person any Owned Software without payment of fees or royalties, or that does or may require disclosure of any Owned Software in source code form.

Section 3.16 Data Privacy.

(a) Since the Applicable Date, the Company, its Subsidiaries and its Joint Ventures have posted and maintained a Privacy Policy on their website and all current Privacy Policies of the Company have been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, its Subsidiaries and its Joint Ventures have data privacy and security practices with respect to its collection, use, sharing, transfer and storage of Personal Information from employees, consumers or other individuals that comply, and since the Applicable Date have complied, in all material respects, with (i) material contractual obligations to which the Company, its Subsidiaries and its Joint Ventures are subject and (ii) applicable Data Protection Requirements. The execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation in any material respect any such material contractual obligations, or, to the Knowledge of the Company, of any applicable Data Protection Requirements.

(b) The Company, its Subsidiaries and its Joint Ventures maintain commercially reasonable physical, organizational and technical security measures to protect the Personal Information they collect, use, share, transfer or store from employees, consumers or other individuals in a manner appropriate to the risks involved in the processing of the Personal Information for the rights and freedoms of the individuals concerned, and designed to be compliant in all material respects, with any material contractual obligations to which the Company, its Subsidiaries and its Joint Ventures are subject, and with applicable Data Protection Requirements to which the Company, its Subsidiaries and its Joint Ventures are subject. The Company has in place commercially reasonable incident response and disaster recovery plans, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, to the Knowledge of the Company, the Company, its Subsidiaries and its Joint Ventures have not suffered a Personal Information Breach resulting in the requirement under applicable Data Protection Laws to notify any Governmental Entity or the individuals whose Personal Information were concerned by the Personal Information Breach. Since the Applicable Date, neither the Company, any of its Subsidiaries or any of its Joint Ventures has received any written notice from any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Data Protection Laws, nor, to the Knowledge of the Company, has any Person initiated or pursued any Action relating to actual or alleged non-compliance by the Company, any of its Subsidiaries or any of its Joint Ventures with respect to applicable Data Protection Laws.

Section 3.17 Environmental Laws

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have within the past five years complied with all applicable Environmental Laws, and possess and, since the Applicable Date, have complied with all applicable all permits, licenses, registrations, and other authorizations required under such Environmental Laws to operate the businesses of the Company and its Subsidiaries as currently operated; (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws; (iii) the Company has not received any written notification alleging that it is liable, claim or request for information, alleging liability pursuant to any applicable Environmental Law, concerning any release of, threatened release of, or exposure to, any Materials of Environmental Concern at any location except, with respect to any such notification, claim or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person; and (iv) neither the Company nor any Subsidiary is subject to any order, decree or injunction with any Governmental Entity or any indemnity in favor of any third party relating to liability or obligations concerning any Environmental Laws. There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Subject to Section 3.17(a) of the Company Disclosure Letter, the Company has made available to Parent Parties copies of all material environmental reports, assessments and studies and non-privileged memoranda for the past five years in its possession relating to current or former operations of the Company and its Subsidiaries except for reports, assessments, studies and memoranda that do not disclose environmental liabilities that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or where such liabilities, if any, have already been disclosed in other documents made available to the Parent Parties.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in Section 3.3, Section 3.6, Section 3.7 and this Section 3.17 constitute the sole representations and warranties in this Agreement with respect to Environmental Laws.

Section 3.18 Taxes.

(a) The Company and each of its Subsidiaries have timely filed all material Tax Returns that the Company or any of its Subsidiaries was required to file and have timely paid all Taxes shown thereon as due and owing and all other material Taxes required to be paid by the Company or any of its Subsidiaries, except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Subsidiary of the Company has established adequate reserves in accordance with GAAP. All such Tax Returns are correct and complete in all material respects.

(b) No audit or other proceeding with respect to any material Taxes due from the Company or any of its Subsidiaries, or any material Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to material Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material Taxes due and owing by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has requested or agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(d) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation or Tax sharing or similar agreement (other than customary Tax indemnification provisions in commercial agreements not primarily relating to Taxes or any agreements solely between or among the Company and its Subsidiaries).

(e) The Company and each of its Subsidiaries (i) except as would not be material to the Company and its Subsidiaries, taken as a whole, has withheld and remitted all Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other party and (ii) has each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(f) There are no material Encumbrances for unpaid (or allegedly unpaid) Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for current Taxes not yet due and payable.

(g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by contract (other than in connection with customary Tax indemnification provisions in commercial agreements not primarily relating to Taxes).

(h) Since the Applicable Date, no material claim has been made by a Governmental Entity in a foreign jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(i) All material transactions entered by the Company or any of its Subsidiaries since the Applicable Date have occurred on an arm’s-length basis, and all of such material transactions have satisfied applicable transfer pricing Laws in all material respects.

Section 3.19 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman Sachs & Co., LLC to the effect that, as of the date of the opinion and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent or its Affiliates) is fair from a financial point of view to such holders. A complete and executed copy thereof has been or will be delivered to Parent promptly following receipt thereof by the Company. It is agreed and understood that such opinion is for the information of the Company Board and may not be relied upon by Parent or Merger Sub.

Section 3.20 Brokers or Finders. Except for Goldman Sachs & Co., LLC, no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by the Company or its Subsidiaries or its officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from the Company or any of its Subsidiaries in connection with any of the Transactions. The Company has delivered to Parent a complete and accurate copy of all Contracts pursuant to which any such broker, investment banker or financial advisor to the Company is entitled to any fees, rights to indemnification or expenses from the Company or any of its Subsidiaries in connection with the Merger or any of the Transactions.

Section 3.21 State Takeover Statutes. Assuming the representations and warranties in Section 4.4 are true and correct, the adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL and any “moratorium”, a “fair price”, “control share acquisition” or similar anti-takeover provisions or similar Laws of any jurisdiction (the “Takeover Statutes”) or similar provisions contained in the governing documents of the Company and its Subsidiaries, including Article Sixteenth of the Company’s Restated Certificate of Incorporation, to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions.

Section 3.22 Insurance. Section 3.22 of the Company Disclosure Letter sets forth a true, complete and accurate list of all insurance policies and surety bonds carried by or covering the Company, its Subsidiaries and its Joint Ventures, which are reasonably likely to be material to the business operations of the Company and its Subsidiaries, taken as a whole. Such insurance policies are in such amounts and cover such losses and risks as, in the good faith judgment of senior management of the Company, are adequate to reasonably protect the properties and businesses of the Company and its Subsidiaries and all material premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries nor its Joint Ventures has received written notice of any pending or threatened cancellation with respect to any such insurance policy, and each of the Company and its Subsidiaries is in compliance in all respects with all conditions contained therein, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.23 Affiliate Transactions. As of the date of this Agreement, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.24 Product Recall. Since the Applicable Date through the date of this Agreement, the Company and its Subsidiaries have not received any material written notices or other correspondence from the National Highway Traffic Safety Administration (“NHTSA”), or any Foreign Regulatory Authority relating to any Company Products, nor is there any pending, or to the Knowledge of the Company, threatened material claim by NHTSA or any Foreign Regulatory Authority against the Company or any of its Subsidiaries relating to an alleged defect or noncompliance in any Company Products. Since the Applicable Date through the date of this Agreement, there has not been nor is there under consideration by the “D.O.T. Compliance Committee” or the “Executive Committee” of the Company or any of its Subsidiaries (as such terms are used by the Company), or any other committee or team responsible for the oversight, investigation and remediation of product quality, noncompliance, defect, warranty, recall or customer campaign matters, any recall, customer satisfaction program or post sale warning of a material nature concerning any Company Products. Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with the requirements of the Transportation Recall Enhancement, Accountability and Documentation Act and implementing regulations of the NHTSA, including the Reporting of Early Warning Information Regulation (49 CFR Part 579, subpart C), and Reporting of Safety Recalls and Other Safety Campaigns in Foreign Countries Regulation (49 CFR Part 579, subpart B).

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE III, none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf the Company or any of its Affiliates, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Company or its Affiliates or any other matter notwithstanding the delivery or disclosure to the Parent Parties, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives in expectation of, or in connection with, this Agreement or the Transactions or with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Parent Parties or any of their respective Representatives or Affiliates. The Company and its Affiliates hereby disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. Except for the representations and warranties made by the Parent Parties in ARTICLE IV, the Company hereby acknowledges and agrees that none of the Parent Parties, any of their Affiliates or any other Person has made or is making, any express or implied representation or warranty with respect to or on behalf of the Parent Parties or any of their Affiliates, and the Company hereby expressly disclaims reliance upon any representations or warranties with respect to or on behalf of the Parent Parties or any of their Affiliates, whether made by Parent Parties or any of their Subsidiaries or any of their respective Affiliates or Representatives, except for the representations and warranties made by the Parent Parties in ARTICLE IV. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Company and its Subsidiaries, or any of their respective Representatives or Affiliates of any documentation or other information by the Parent Parties or any of their Affiliates or any of their respective Representatives with respect to any one or more of the following, the Company and its Subsidiaries hereby acknowledge and agree that none of the Parent Parties nor any other Person makes, and the Company hereby expressly disclaims reliance upon, any express or implied representation or warranty with respect to or on behalf of the Parent Parties or any of their respective Affiliates with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Parent Parties or any of their respective Affiliates or the future business, operations or affairs of the Parent Parties or any of their respective Affiliates heretofore or hereafter delivered to or made available to the Company or its Subsidiaries or any of their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Parent Parties, dated the date hereof, addressed to the Company (the “Parent Disclosure Letter”) or in the Parent SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date, and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Parent SEC Document to the representation and warranty is reasonably apparent on its face (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Parent Parties each hereby represent and warrant, jointly and severally, to the Company as follows:

Section 4.1 Organization.

(a) Each Parent Party is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is a wholly owned Subsidiary of Parent. Parent owns all of the issued and outstanding capital stock of Merger Sub.

(b) Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

(c) Prior to the date of this Agreement, the Parent Parties has made available to the Company correct and complete copies of the Parent’s amended articles of incorporation and code of regulations and Merger Sub’s certificate of incorporation and by-laws, each as amended to the date of this Agreement, and each as so provided is in full force and effect and neither Parent nor Merger Sub or any of Parent’s material Subsidiaries are in violation of any of the provisions of such Person’s organizational documents, except, in the case of any of material Subsidiaries of Parent, where such violation would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of the Parent Parties has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions and the Financing (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement). The execution, delivery and performance by the Parent Parties of this Agreement, and the consummation by each of the Transactions and the Financing have been duly and validly authorized by the respective boards of directors of the Parent Parties and will be duly and validly authorized by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of any Parent Party is necessary to authorize the execution, delivery and performance by the Parent Parties of this Agreement and the consummation by each of them of the Transactions and the Financing. This Agreement has been duly executed and delivered by the Parent Parties and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of the Parent Parties enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. No vote or approval of the holders of any class or series of Parent’s capital stock is required in connection with the execution, delivery or performance by the Parent Parties of their obligations hereunder or for the consummation of the Transactions and the Financing.

Section 4.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (ii) filings, permits, clearances, authorizations, consents, orders and approvals as may be required (A) under the Exchange Act, including Sections 13 and 16 of the Exchange Act, or the Securities Act, (B) pursuant to the rules and regulations of Nasdaq and the NYSE, (C) by the SEC, (D) under the HSR Act and any other applicable Antitrust Laws, (E) by the Company under the Takeover Statutes, and (F) state securities and “blue sky” Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by the Parent Parties of the Transactions and the Financing, other than such other filings, clearances, authorizations, consents, orders, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

(b) Neither the execution and delivery of this Agreement by the Parent Parties nor the consummation by any Parent Party of the Transactions and the Financing, nor compliance by any Parent Party with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of any Parent Party or of the Parent Parties’ respective Subsidiaries or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 4.3(a) are duly obtained or made, (x) violate any Order or Law applicable to any of the Parent Parties or any of the Parent Parties’ respective Subsidiaries or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of any Parent Party or any of the Parent Parties’ respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which any Parent Party or any of the Parent Parties’ respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (i) (with respect to any of the Parent Parties’ respective Subsidiaries), clause (ii)(x) and clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

(c) The execution of this Agreement and consummation of the Merger and the other Transactions will not require consent of any labor union, works council or labor organization under any collective bargaining, works council or other labor agreement to which Parent or any of its Subsidiaries is a party, or is otherwise bound, by applicable Law or otherwise.

(d) None of Parent or any of its Subsidiaries are creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 15% of the consolidated total assets of Parent and its consolidated Subsidiaries (excluding cash and cash equivalents).

Section 4.4 Ownership of Company Common Stock. None of the Parent Parties or any of their respective Subsidiaries is, and at no time during the past three years has any Parent Party or any of their respective Subsidiaries been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL or in Article Sixteenth of the Company’s Restated Certificate of Incorporation. None of the Parent Parties or any of their respective Subsidiaries owns (directly or indirectly, beneficially or of record), or is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).

Section 4.5 Capitalization.

(a) The authorized capital stock of Parent consists of 450,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, without par value (“Parent Preferred Stock”). As of the close of business on February 16, 2021 (the “Parent Measurement Date”), (i) no shares of Parent Preferred Stock were issued and outstanding, (ii) 233,299,929 shares of Parent Common Stock were issued and outstanding, (iii) 45,163,498 shares of Parent Common Stock were held in the treasury of Parent, (iv) 7,077,418 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans in respect of future awards, (v) 8,523,415 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options to purchase shares of Parent Common Stock granted under the Parent Stock Plans (“Parent Options”) at a weighted average exercise price of $15.97, (vi) 98,309 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding stock appreciation rights in respect of shares of Parent Common Stock granted under the Parent Stock Plans (“Parent SARs”) at a weighted average exercise price of $18.18, (vii) 3,353,539 shares of Parent Common Stock were reserved for issuance under restricted stock units under the Parent Stock Plans (“Parent RSUs”), (viii) 969,083 shares of Parent Common Stock were reserved for issuance under performance share units under the Parent Stock Plans (together with the Parent RSUs, the “Parent Share Units”) assuming target-level performance achievement and 1,470,055 shares of Parent Common Stock are reserved for issuance under performance share units under the Parent Stock Plans assuming maximum-level performance achievement and (ix) 33,000 shares of Parent Common Stock were reserved for issuance under deferred share equivalent units under the Parent Stock Plans (“Parent DSUs”). All of the shares of Parent Common Stock are, and all shares of Parent Common Stock which may be issued pursuant to the exercise of outstanding Parent Options, or with respect to Parent SARs, Parent Share Units or Parent DSUs will be, when issued in accordance with the terms of the Parent Options, Parent SARs, Parent Share Units or Parent DSUs, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 4.5, and for changes since the Parent Measurement Date resulting from the exercise of Parent Options or Parent SARs outstanding as of such date, there are no Rights relating to Parent Common Stock. Parent does not have outstanding any bonds, debentures, notes or other obligations, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of Parent, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or any of its Subsidiaries on any matter.

(b) There are no voting trusts or other Contracts to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of Parent.

Section 4.6 SEC Reports and Financial Statements.

(a) Parent has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed or furnished by it since the Applicable Date, under the Exchange Act or the Securities Act (collectively, together with any such form, report, schedule, statement or other document required to be filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Parent SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Document or necessary in order to make the statements in such Parent SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and SOX, as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of Parent’s Subsidiaries is, or at any time since the Applicable Date, has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Parent SEC Documents (the “Parent Financial Statements”) (i) has been prepared from, and is in accordance with, the books and records of Parent and its consolidated Subsidiaries, (ii) complies in all material respects with the applicable accounting standards and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act with respect to such requirements, (iii) has been prepared in accordance with GAAP, in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Parent Financial Statements or in the notes to the Parent Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and limitations on footnote disclosure as contemplated by ARTICLE X of Regulation S-X), and (iv) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries as of the date and for the periods referred to in the Parent Financial Statements.

(b) Neither Parent nor any of Parent’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid having any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries reflected or disclosed in Parent’s or such Subsidiary’s financial statements or other Parent SEC Documents.

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are accurate in all material respects.

(d) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed to the Company prior to the date of this Agreement. Since the Applicable Date, neither Parent nor its Subsidiaries has received any credible written (or to the Knowledge of Parent, oral) complaint, allegation, assertion or claim of any material improper activity regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its Subsidiaries or their respective internal accounting controls.

(e) Neither Parent nor any of Parent’s Subsidiaries are required by Law to make any filings or reports in respect of the Parent Common Stock or other securities of Parent or any of its Subsidiaries with any Governmental Entity outside of the United States whose primary responsibility is for the regulation of securities, except, with respect to the Parent’s Subsidiaries, for failures to make any such filings or reports that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Absence of Certain Changes.

(a) Since September 30, 2020 through the date of this Agreement, except as otherwise required or contemplated by this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects, excluding any deviations therefrom taken as a result of, or in reaction to, COVID-19 or COVID-19 Measures that are substantially consistent with actions taken by similarly situated industry participants or otherwise disclosed to the Company prior to the date hereof.

(b) Since September 30, 2020, through the date of this Agreement, there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Since September 30, 2020, through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any of the actions described in Section 5.1(b)(iv), Section 5.1(b)(v), Section 5.1(b)(vi) or Section 5.1(b)(vii).

Section 4.8 No Undisclosed Material Liabilities. To the Knowledge of Parent, there are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent or otherwise, except for (i) liabilities or obligations disclosed and with respect to which, if applicable, balances have been provided for in accordance with GAAP in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed in Parent’s Annual Report on Form-10-K for the fiscal year ended December 31, 2020 and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Compliance with Laws and Orders.

(a) Parent and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with, and, to the Knowledge of Parent, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of Parent and its Subsidiaries, taken as a whole (the “Parent Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is in compliance with the terms of the Parent Permits, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) None of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any of its Affiliates or any of each of their respective directors, officers, employees or agents acting in such capacity and on behalf of Parent, is (i) a Person that is designated on, or is owned or controlled by a Person that is designated on any list of Sanctioned Persons or (ii) located or organized in a Sanctioned Jurisdiction. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, neither Parent nor any of its Subsidiaries or, to the Knowledge of Parent, any of its Affiliates have participated or otherwise engaged, directly or indirectly, in any transaction or dealing with any such Sanctioned Person or in any such Sanctioned Jurisdiction in violation of any applicable Law or Order.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, none of Parent, any of its Subsidiaries or any of its Affiliates or any of each of their respective directors, officers, employees or, to the Knowledge of Parent, agents acting in such capacity and on behalf of Parent, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or unlawfully directly or indirectly lent, contributed or otherwise made available any funds to any Person for the purpose of financing the activities of any Sanctioned Person or Person located or organized in a Sanctioned Jurisdiction. Since the Applicable Date, Parent, its Subsidiaries, and, to the Knowledge of Parent, its Affiliates and each of their respective directors, officers, employees and agents acting in such capacity have complied with: (i) all applicable anti-corruption and anti-bribery Laws with respect to Parent, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.), and the UK Bribery Act; and (ii) all applicable International Trade Laws, in each case, except for such failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, its Subsidiaries and, to the Knowledge of Parent, its Affiliates have instituted and maintain policies and procedures adopted by Parent in good faith and that, in the opinion of Parent, provide reasonable assurances of continued compliance with any such anti-bribery, anti-corruption, anti-money laundering, anti-terrorism and International Trade Laws.

Section 4.10 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Parent Plan” shall mean each material employee benefit plan (including “employee benefit plans” within the meaning of Section 3(3) of ERISA), VEBAs and each other material equity incentive, compensation, severance, change-in-control, termination, retention, fringe benefit, bonus, incentive, stock option, stock purchase, stock appreciation right, stock-based, savings, retirement, deferred compensation, health and welfare, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a Multiemployer Plan, under which (i) any current or former employee, officer, director, contractor or consultant of Parent or any of its Subsidiaries has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by Parent or any of its Subsidiaries or (ii) Parent or any of its Subsidiaries has any present or future liability.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Plan complies in all respects with all applicable Laws, including ERISA and the Code, and (ii) has been administered in all material respects in accordance with its terms and all such applicable Laws.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of Parent, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination; and (ii) any VEBA, which provides benefits under a Parent Plan, has (A) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and Parent is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no condition exists that is reasonably likely to subject Parent or any of its ERISA Affiliates to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502 of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980B or 4980F of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Parent Plan or will be required to be filed in connection with the transactions contemplated by this Agreement, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Actions are pending, or to the Knowledge of Parent, threatened with respect to any Parent Plan.

Section 4.11 Harassment, Misconduct or Discrimination. Since the Applicable Date, to the Knowledge of Parent, (a) no allegations of sexual harassment, other sexual misconduct or race discrimination have been made against any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of Parent or any of its Subsidiaries through the Parent’s anonymous employee hotline or any formal human resources communication channels at the Parent or any of its Subsidiaries, and (b) there are no Actions or investigations pending or threatened related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of Parent or any of its Subsidiaries. Since the Applicable Date, to the Knowledge of Parent, neither the Parent nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. None of the information supplied or to be supplied by any Parent Party for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by any Parent Party with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of the Company specifically for inclusion in any of the foregoing documents.

Section 4.13 Availability of Funds. Parent has delivered to the Company true, accurate and complete fully executed copies of the Commitment Letter, dated as of the date hereof, delivered to Parent by JPMorgan Chase Bank, N.A., and agreed and accepted by Parent (together with all exhibits, schedules and annexes thereto, the

“Commitment Letter”, and the related financing, the “Committed Financing” and the Commitment Letter together with the Redacted Fee Letters, the “Financing Documents”) and Redacted Fee Letters, pursuant to which and subject solely to the terms and conditions set forth in the Commitment Letter, each of the parties thereto (other than the Parent Parties) have agreed and committed to provide the Committed Financing set forth therein (together, the “Financing”). None of the Financing Documents has been or is contemplated to be amended, restated or otherwise modified or waived (except after the date hereof and as contemplated thereby or by Section 6.11 of this Agreement) and, as of the date hereof, the respective commitments contained in the Financing Documents have not been withdrawn, modified, terminated, expired or rescinded. As of the date of this Agreement, each of the Financing Documents is in full force and effect and constitutes the legal, valid and binding obligation of each of the Parent Parties and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. The net cash proceeds contemplated from the Financing will, in the aggregate, be sufficient for the satisfaction of all of the Parent Parties’ payment obligations under this Agreement, including the payment of the cash portion of the Merger Consideration in respect of the payments contemplated by Section 2.1(a), the payment of all other cash amounts payable pursuant to ARTICLE II, and the payment of any Indebtedness required to be repaid, refinanced, redeemed, retired, cancelled or terminated in connection with the Merger (collectively, the “Financing Purposes”). As of the date of this Agreement, (a) no event has occurred which would reasonably be expected to constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of the Parent Parties under the Financing Documents or, to the Knowledge of Parent, any other party to the Financing Documents, (b) Parent has no Knowledge that the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to the Parent Parties on the Closing Date and (c) the Parent Parties have no reason to believe the Financing will not be in a sufficient amount to satisfy the Financing Purposes or that the Specified Representations (as defined in the Commitment Letter) as they relate to Parent and its Subsidiaries will not be true and correct in all material respects. The Parent Parties have fully paid all fees required to be paid on or prior to the date of this Agreement pursuant to the Financing Documents. As of the date of this Agreement, there are no side letters, arrangements or other Contracts to which Parent or any of its Affiliates is a party related to the Financing other than (i) as expressly set forth in the Financing Documents, a copy of each of which has been or will be (in compliance with Section 6.11) delivered to the Company and (ii) any customary engagement letter(s) and non-disclosure agreements(s). The Financing Documents do not contain any material misrepresentation by Parent or Merger Sub or any of their respective Affiliates. In no event shall the receipt by, or the availability of any funds or financing to, Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to obligations of Parent and Merger Sub to consummate the Transactions.

Section 4.14 No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Transactions and the Financing, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever.

Section 4.15 Litigation

(a) As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(b) As of the date of this Agreement, none of Parent or any of its Subsidiaries is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

Section 4.16 Solvency. Assuming (i) the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions to the Parent Parties’ obligation to consummate the Merger and after giving effect to the Transactions and the Financing, any alternative financing and the payment of the aggregate Merger Consideration, (ii) any other repayment or refinancing of Indebtedness contemplated in this Agreement, the Financing Documents or the Financing Definitive Agreements, (iii) the accuracy, in all material respects, of the representations and warranties of the Company set forth in ARTICLE III, (iv) the performance by the Company of its obligations under Section 5.1, (v) any estimates, projections or forecasts of the Company and its Subsidiaries that have been made available to any Parent Party prior to the date of this Agreement have been prepared in good faith based upon assumptions that were reasonable, (vi) payment of such amounts as are required to be paid in connection with the consummation of the Transactions and the Financing and (vii) payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions and the Financing.

Section 4.17 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and each of its Subsidiaries have timely filed all Tax Returns that Parent or any of its Subsidiaries was required to file and have timely paid all Taxes shown thereon as due and owing and all other Taxes required to be paid by Parent or any of its Subsidiaries, except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which Parent or the appropriate Subsidiary of Parent has established adequate reserves in accordance with GAAP; and (ii) all such Tax Returns are correct and complete in all respects.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) no audit or other proceeding with respect to Taxes due from Parent or any of its Subsidiaries, or any Tax Return of Parent or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity; and (ii) each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent or any of its Subsidiaries.

Section 4.18 No Vote of Parent Stockholders. Except for the adoption of the Agreement by Parent as the sole stockholder of Merger Sub, no vote of the stockholders of the Parent Parties or the holders of any other securities of Parent (equity or otherwise), is required by any applicable Law, the certificate of incorporation or by-laws, or equivalent organizational documents of the Parent Parties or the applicable rules of any exchange on which securities of Parent are traded, in order for the Parent Parties to consummate the Transactions and the Financing.

Section 4.19 Brokers or Finders. Except for Lazard Freres & Co., LLC (the fees of which will be paid by Parent or a Subsidiary of Parent), no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by Parent or its Subsidiaries or its officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from Parent or any of its Subsidiaries in connection with any of the Transactions.

Section 4.20 Product Recall. Since the Applicable Date through the date of this Agreement, Parent and its Subsidiaries have not received any material written notices or other correspondence from NHTSA, or any Foreign Regulatory Authority relating to any Parent Products, nor is there any pending, or to the Knowledge of Parent, threatened material claim by NHTSA or any Foreign Regulatory Authority against Parent or any of its Subsidiaries relating to an alleged defect or noncompliance in any Parent Products. Since the Applicable Date through the date of this Agreement, there has not been nor is there under consideration by the “Product Performance Advisory Committee” of Parent or any of its Subsidiaries (as such terms or analogous terms are used by Parent), or any other committee or team responsible for the oversight, investigation and remediation of product quality, noncompliance, defect, warranty, recall or customer campaign matters, any recall, customer satisfaction program or post sale warning of a material nature concerning any Parent Products. Since the Applicable Date, Parent and its Subsidiaries have complied in all material respects with the requirements of the Transportation Recall Enhancement, Accountability and Documentation Act and implementing regulations of the NHTSA, including the Reporting of Early Warning Information Regulation (49 CFR Part 579, subpart C), and Reporting of Safety Recalls and Other Safety Campaigns in Foreign Countries Regulation (49 CFR Part 579, subpart B).

Section 4.21 No Other Representations or Warranties. Except for the representations and warranties made by the Parent Parties in this ARTICLE IV, none of the Parent Parties, any of their Affiliates or any other Person has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf of the Parent Parties or any of their Affiliates, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Parent Parties or their Affiliates or any other matter notwithstanding the delivery or disclosure to the Company and its Subsidiaries, or any of their respective Representatives or Affiliates of any documentation or other information by the Parent Parties or any of their Affiliates or any of their respective Representatives in expectation of, or in connection with, this Agreement or the Transactions or the Financing or with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Parent Parties or any of their respective Affiliates or the future business, operations or affairs of the Parent Parties or any of their respective Affiliates heretofore or hereafter delivered to or made available to the Company or its Subsidiaries or any of their respective Representatives or Affiliates. The Parent Parties and their Affiliates hereby disclaim any other representations or warranties, whether made by the Parent Parties or any of their respective Affiliates or Representatives. Except for the representations and warranties made by the Company in ARTICLE III, the Parent Parties hereby acknowledge and agree that none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied representation or warranty with respect to or on behalf of the Company or any of its Affiliates, and the Parent Parties hereby expressly disclaim reliance upon any representations or warranties with respect to or on behalf of the Company or any of its Affiliates, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives, except for the representations and warranties made by the Company in ARTICLE III. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Parent Parties or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, the Parent Parties hereby acknowledge and agree that neither the Company nor any other Person make, and the Parent Parties hereby expressly disclaim reliance upon, any express or implied representation or warranty with respect to or on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Parent Parties or any of their respective Representatives or Affiliates.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company and Parent.

(a) From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as (v) otherwise expressly contemplated by this Agreement, (w) set forth in the applicable subsection of Section 5.1 of the Company Disclosure Letter (it being agreed that disclosure of any item in any subsection of Section 5.1 of the Company Disclosure Letter shall be deemed disclosure with respect to any other subsection of Section 5.1 of the Company Disclosure Letter only to the extent that the relevance of such item to such subsection is reasonably apparent on its face), (x) required by applicable Law, (y)(A) required to comply with COVID-19 Measures or otherwise taken (or not taken) by the Company or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or COVID-19 Measures or (B) taken (or not taken) by the Company or any of its Subsidiaries reasonably and in good faith to respond to any other extraordinary event that was not reasonably foreseeable as of the date of this Agreement and occurring after the date of this Agreement that is outside of the control of the Company or its Affiliates and is outside of the ordinary course of business of the Company and its Subsidiaries and Joint Ventures (and is not related to a Company Takeover Proposal); provided that prior to taking any actions in reliance on this clause (y), which would otherwise be prohibited by any provision of this Agreement, the Company will use commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto or (z) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable Laws, and shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its directors, officers and employees and maintain existing relations and goodwill with customers, distributors, lenders, partners (including Joint Venture partners and others with similar relationships), suppliers and others having material business associations with it or its Subsidiaries; provided, however, that (1) the failure to take any action prohibited by the subclauses in the next sentence shall not be a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this sentence and (2) no action specifically addressed by the subclauses in the next sentence shall be deemed a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this sentence. Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (v), (w), (x), (y)(A) and (z) (provided that the parenthetical providing that Parent’s consent shall not be unreasonably withheld, conditioned or delayed shall only apply to clauses (iii), (iv), (v), (vi), (viii) and (ix) below, and, insofar as it relates to the forgoing subsections, (xiv)), from the date of this Agreement until the Effective Time, the Company will not and will use its commercially reasonable efforts to cause its Subsidiaries not to:

(i) adopt, amend or propose changes to its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(ii) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid (w) by any direct or indirect wholly owned Subsidiary to the Company, (x) by a non-wholly owned Subsidiary of the Company, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such Person, (y) to any other direct or indirect wholly owned Subsidiary or (z) the scheduled dividend paid by the Company to holders of Shares, not in excess of $0.105 per Share per fiscal quarter, in each case, consistent in all material respects with past practice) or enter into any Contract with respect to voting of its capital stock; provided, however, that the Company shall not declare, set aside or pay any dividend to its stockholders except in accordance with Section 6.15 (if applicable), (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Rights of the Company or any of its Subsidiaries (other than the issuance of shares of the Company’s capital stock reserved for issuance on the date of this Agreement and issued pursuant to the awards under the Company Stock Plans outstanding as of the date of this Agreement or in respect of account balances under the Deferred Compensation Plans as of the date of this Agreement or as would be permitted pursuant to Section 5.1(a)(iii)), (C) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on the date hereof;

(iii) except as required pursuant to existing written, binding Contracts in effect prior to the date of this Agreement, (A)(1) pay, grant or provide any severance or termination payments or benefits to any member of the Company Board or executive officer of the Company or (A)(2) pay, grant or provide any severance or termination payments or benefits to any non-executive officer, consultant or employee of the Company or any of its Subsidiaries except in accordance with compensation and benefits plans and agreements and practices in existence as of the date hereof; (B) increase in any non-de minimis respect the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus, incentive or retention payments to, or make any new equity awards to any Covered Service Provider, except for increases in base salary for employees who are not officers in the ordinary course of business consistent with past practice; (C) establish, adopt, amend, extend, renew or terminate any Company Plan or Company Labor Agreement or amend the terms of any outstanding equity-based awards; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any material compensation or benefits under any Company Plan (except pursuant to an arrangement that is mutually agreed to by the Parties or as already required pursuant to such Company Plan or pursuant to Section 2.3); (E) except as required by changes in applicable accounting standards, change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined; (F) forgive any material loans to any Covered Service Provider; (G) hire (other than to fill vacancies of positions that have been established as of the date hereof) or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of $250,000, with respect to any such executive officer or employee in the United States or Europe, or in excess of $100,000, with respect to any such executive officer or employee in any other geographical area; or (H) except for communications consistent with this Agreement, accurate descriptions of the effects of the Transactions under any Company Labor Agreement or as required by Law, make any communications authorized by the senior management of the Company or their delegees (whether written or oral) with the directors, officers or employees of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless the Company has provided Parent with prior notice of and the opportunity to review and comment upon any such communications, and the Company shall have considered in good faith all such comments to any such communication;

(iv) (A) other than borrowings under existing credit facilities in the ordinary course of business consistent with past practice (which shall in no event exceed $250,000,000 in the aggregate in excess of the amount outstanding thereunder as of the date hereof) or in respect of intercompany borrowing solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries in the ordinary course of business, incur any Indebtedness or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, or assume, guarantee or endorse or otherwise become responsible for the obligations of any Person, (B) except if required in order to comply with its obligations under Section 6.18(a), voluntarily retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of the Company’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation in excess of $5,000,000 (other than Indebtedness incurred by the Company or its direct or indirect wholly owned Subsidiaries and owed to the Company or its direct or indirect wholly owned Subsidiaries) or (C) make any loans, advances or capital contributions to, or guarantees of or investments in, any other Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company);

(v) make any capital expenditures that, in the aggregate, exceed the amount of the capital expenditures as contemplated by the Company’s existing capital plan, or would materially accelerate such capital expenditures to any time not substantially consistent with the time periods allocated thereto in the Company’s existing capital plan, a true and correct copy of which has been made available to Parent;

(vi) (A) waive, release, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries (or in which the Company or any of its Subsidiaries has an obligation to indemnify a party to such Action) (excluding any Action contemplated by Section 6.14 (for the avoidance of doubt, it being acknowledged that in the event of any conflict or overlap between this Section 5.1(a) and Section 6.14, the provisions of Section 6.14 shall control)), or any other Action hereafter made or brought, other than settlements or compromises of any Action (1) in which the amount paid by or on behalf of the Company or any of its Subsidiaries (net of any available third party insurance proceeds) in settlement or compromise does not exceed the applicable reserve with respect to such Action, if any, reflected on the consolidated balance sheet of the Company as of September 30, 2020 by $2,000,000 individually or $5,000,000 in the aggregate or (2) in connection with a settlement or compromise of product liability Actions related to individual incidents in the ordinary course of business; provided that in neither clause (1) or (2) shall such settlement or compromise include (I) any obligation that would impose any material restrictions on the business or operations of the Company or its Subsidiaries or (II) any admission of wrongdoing or similar admission by the Company or any of its Subsidiaries that would be reasonably expected to negatively affect the Company or any of its Subsidiaries in a material respect beyond the making of any such payment or (B) commence, join in or appeal any Action other than in the ordinary course of business;

(vii) change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law (except for any minor changes or modifications to such methods, principles or practices in the ordinary course of business);

(viii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement) of the Company or any of its Subsidiaries, (B) other than as would be permitted pursuant to Section 5.1(a)(v), acquire assets (whether by merger, tender offer, consolidation, purchase of property or otherwise) outside of the ordinary course of business or (C) transfer, sell, lease, license, mortgage, pledge, surrender, encumber (including by the grant of any option thereon), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets (including any Intellectual Property), licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in the ordinary course of business consistent with past practice or the sale, cancellation, lapse, expiration or abandonment of obsolete or worn out assets (and in no event shall the Company or any of its Subsidiaries engage in any such disposals of obsolete or worn out assets in an amount exceeding $10,000,000 in the aggregate);

(ix) other than in the ordinary course of business consistent with past practice (A) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, (B) amend, modify, fail to renew, assign, transfer or terminate any Material Contract (or any Contract that would have been a Material Contract had it been entered into prior to this Agreement), or (C) amend, cancel, modify, assign, transfer, waive, accelerate or defer any material debts or rights under any Material Contract (or any Contract that would have been a Material Contract had it been entered into prior to this Agreement), provided that, to the extent that the Company requests consent from Parent in respect of the taking of any action contemplated by this clause (ix) and Parent has not responded within five Business Days of Parent receiving written notice of such request delivered in accordance with Section 9.4, Parent shall be deemed to have consented for the relevant action;

(x) other than in the ordinary course of business, (A) make or change any material Tax election, (B) change the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any material Tax claim or assessment, (E) surrender any right to a refund of material Taxes or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material Taxes;

(xi) enter into any joint venture, partnership, participation or other similar arrangement;

(xii) enter into any agreement that limits by its terms in any material respect the ability of the Company or any Subsidiary of the Company, or would (or would reasonably be expected to) limit in any material respect the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(xiii) transfer any owned or leased Principal Properties (as defined in the Indenture, dated as of March 17, 1997, between the Company and The Chase Manhattan Bank, as trustee, that governs the Company’s 7.625% senior notes due 2027) to any Subsidiary of the Company;

(xiv) authorize or agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(a) or enter into any letter of intent (binding or non-binding) or similar Contract with respect to any of the foregoing actions.

(b) From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as (v) otherwise expressly contemplated by this Agreement or the Financing, (w) set forth in Section 5.1 of the Parent Disclosure Letter, (x) required by applicable Law, (y)(A) required to comply with COVID-19 Measures or otherwise taken (or not taken) by Parent or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or COVID-19 Measures or (B) taken (or not taken) by the Parent or any of its Subsidiaries reasonably and in good faith to respond to any other extraordinary event that was not reasonably foreseeable as of the date of this Agreement occurring after the date of this Agreement that is outside of the control of Parent or its Affiliates and is outside of the ordinary course of business of Parent and its Subsidiaries; provided that prior to taking any actions in reliance on this clause (y), which would otherwise be prohibited by any provision of this Agreement, Parent will use commercially reasonable efforts to provide advance notice to and consult with the Company (if reasonably practicable) with respect thereto or (z) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable Laws, and shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to maintain its ability to perform its obligations pursuant to this Agreement and to consummate the Transactions and the Financing; provided, however, that (1) the failure to take any action prohibited by the subclauses in the next sentence shall not be a breach by the Parent Parties or their Subsidiaries of the covenants and agreements set forth in this sentence and (2) no action specifically addressed by the subclauses in the next sentence shall be deemed a breach by the Parent Parties or their Subsidiaries of the covenants and agreements set forth in this sentence. Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (v), (w), (x), (y)(A) and (z) (provided that the parenthetical providing that the Company’s consent shall not be unreasonably withheld, conditioned or delayed shall only apply to clauses (ii) and (iii) below, and, insofar as it relates to the forgoing subsections, (ix)), from the date of this Agreement until the Effective Time, Parent will not and will cause its Subsidiaries not to:

(i) adopt a plan of complete or partial liquidation, dissolution, or other similar reorganization;

(ii) other than in the ordinary course of business consistent with past practice or in connection with the Financing, mortgage, pledge, surrender, cancel, abandon or create an Encumbrance on any material assets of Parent or its Subsidiaries;

(iii) other than in the ordinary course of business consistent with past practice, enter into any Contract with Parent or any Subsidiary of Parent (other than Contracts solely among Parent and its Subsidiaries) on non-arm’s-length terms (or that are otherwise unfair to Parent and its Subsidiaries);

(iv) adopt, amend or propose changes to any Parent Parties’ certificate of incorporation, by-laws or other comparable charter or organizational documents that would be adverse in any material respect to holders of Company Common Stock, or otherwise take any action to exempt any person from any provision of Parent’s organizational documents;

(v) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid (w) by any direct or indirect wholly owned Subsidiary to Parent (x) by a non-wholly owned Subsidiary of Parent, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such Person, (y) to any other direct or indirect wholly owned Subsidiary or (z) if resumed (and provided that Parent has provided prior written notice to the Company of its intentions to resume its quarterly dividend consistent with past practice prior to its temporary suspension), a scheduled dividend paid by Parent to holders of Parent Common Stock, not in excess of $0.16 per share of Parent Common Stock per fiscal quarter, in each case, consistent with past practice prior to Parent’s temporary suspension announced on April 16, 2020 of its quarterly dividend on shares Parent Common Stock) or enter into any Contract with respect to voting of its capital stock; provided, however, that Parent shall not declare, set aside or pay any dividend to its stockholders except in accordance with Section 6.15, (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Rights of Parent or any of its Subsidiaries (other than the issuance of shares of the Parent’s capital stock reserved for issuance on the date of this Agreement and issued pursuant to the awards under any Parent Stock Plans outstanding as of the date of this Agreement), (C) split, combine, subdivide or reclassify the shares of Parent Common Stock or any other outstanding capital stock of Parent or any of the Subsidiaries of Parent or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of Parent or any of its Subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on the date hereof;

(vi) Subject to Section 5.1(a)(vi) of the Company Disclosure Letter, (A) acquire any other Person or business or any material assets or properties of any other Person (whether by merger, tender offer, consolidation, purchase of property or otherwise) or (B) make any material investment in any other Person or business either by purchase of stock or securities, contributions to capital, property transfers or purchase of assets or properties of any Person other than a wholly owned Subsidiary of Parent, except in each case of the foregoing clauses (A) or (B) for acquisitions or investments that in each case would not reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the Merger, the other Transactions and the Financing;

(vii) convene any meeting of the holders of Parent Common Stock for the purpose of revoking or varying the authority of the directors of Parent to allot Parent Common Stock;

(viii) take, or omit to take, any action, including any borrowing or increase in commitments, that would result in the funding of the full amount of the Financing contemplated by the Commitment Letter to not be permitted in full under the Debt Documents; or

(ix) authorize or agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(b) or enter into any letter of intent (binding or non-binding) or similar Contract with respect to any of the foregoing actions.

(c) Nothing contained in this Agreement shall give any Parent Party or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time. Prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Law.

Section 5.2 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 5.2, the Company shall, and shall cause each of its Subsidiaries and Representatives to: (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Takeover Proposal, and (ii) not, directly or indirectly, (A) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, except to notify such Person of the existence of this Section 5.2 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder), (C) approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, agreement or agreement in principle, merger agreement or other similar Contract with respect to a Company Takeover Proposal or (D) grant any waiver, amendment or release under any standstill or confidentiality agreement.

(b) Notwithstanding anything to the contrary contained in Section 5.2(a) or any other provisions of this Agreement, if at any time prior to obtaining the Stockholder Approval, the Company or any of its Representatives receives a bona fide written Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.2 (other than any violation that is immaterial in scope and effect), the Company and its Representatives may to the extent that the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with financial advisors and legal counsel, that the failure to take such action, in light of the Company Takeover Proposal and the terms of this Agreement would be inconsistent with the Company Board’s fiduciary duties under applicable Law and that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (x) furnish, following execution of an Acceptable Confidentiality Agreement with such Person, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal; provided that the Company shall, prior to such disclosure provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is made available to such Person to the extent not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal.

(c) The Company shall inform Parent promptly (and in any event within 24 hours of its Knowledge of receipt thereof) of any proposals or offers with respect to any Company Takeover Proposal or its Knowledge of any request for non-public information or any discussions from and after the date hereof that are sought to be initiated or any discussions that were ongoing or ceased prior to the date hereof that are sought to be resumed or continued with it or any of its Representatives in connection therewith that is made by or on behalf of any Person that is reasonably capable of delivering a bona fide Company Takeover Proposal (indicating the identity of the Person making the inquiry or proposal and the material terms of any such proposal, including copies of related written requests, offers or proposed contracts) and thereafter shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a prompt basis (and in any event within 24 hours of any material development, discussion or negotiation). In the event that any Person modifies its Company Takeover Proposal in any material respect (it being understood that any change in financial terms and any formal written modification shall be deemed material), the Company shall notify Parent in writing within 24 hours of its Knowledge of receipt of such modification of the fact that such Company Takeover Proposal has been modified and the terms of such modification (including, if applicable, copies of written documentation reflecting such modification). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2 or that contains terms less restrictive with respect to such Person than the terms of the Confidentiality Agreement (provided, however, that any such confidentiality agreement shall not be required to contain any standstill provisions).

(d) Except as expressly permitted by this Section 5.2(d) or Section 5.2(e), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any action by board resolution or in any public respect or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication (it being understood that the Company Board may refrain from taking a position with respect to a Company Takeover Proposal until the close of business as of the tenth Business Day after the commencement of a tender offer in connection with such Company Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a modification of the Company Recommendation adverse to Parent, provided that, if the Company Board fails to take a position or takes a position after the close of business on such 10th Business Day that is other than a recommendation against such offer, then such position shall be considered a modification of the Company Recommendation adverse to Parent) or (D) adopt, approve or recommend, or publicly propose to approve or recommend to stockholders of the Company a Company Takeover Proposal (the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, merger agreement or other similar Contract with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 8.1(c). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the Company Board may enter into a Company Acquisition Agreement pursuant to Section 8.1(c) if prior to taking such action the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and legal counsel, that (x) failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (y) such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that (1) the Company has given Parent at least four calendar days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Company Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (3) following the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined in good faith, after consultation with its financial advisors and legal counsel, that the Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed in such binding offer were to be given effect, (4) in the event of any material change to the terms of such Company Superior Proposal (it being understood that any change in financial terms and any formal written modification shall be deemed material), the Company shall, in each case, again comply with this Section 5.2(d) and shall have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least three calendar days rather than the four calendar days otherwise contemplated by clause (1) above, and, if applicable, (5) the Company Board (or any duly constituted and authorized committee thereof) terminates this Agreement pursuant to the terms of Section 8.1(c) to enter into a Company Acquisition Agreement with respect to such Company Superior Proposal; and provided further, that the Company has complied with its obligations under this Section 5.2 (other than any violation that is immaterial in scope and effect); and provided further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the termination is in accordance with Section 8.1(c) and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Termination Fee in accordance with Section 8.2(b) prior to or concurrently with such termination.

(e) Prior to the time the Stockholder Approval is obtained, the Company Board may effect a Company Adverse Recommendation Change of the type described in Section 5.2(d)(i)(B) (“Change of Recommendation”) if and only if: (i) the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; (ii) such action is not in response to the receipt, existence of or terms of a Company Takeover Proposal or a Company Superior Proposal or any inquiry related thereto or the consequences thereof (which is governed by Section 5.2(d)); (iii) such action is in response to a material development, fact, change, event, effect, occurrence or circumstance that is not known or reasonably foreseeable, or, if known (or reasonably foreseeable), the consequences of which are not known or reasonably foreseeable, to the Company Board as of the date hereof and becomes known to the Company Board prior to the time of the Stockholder Approval (excluding any Company Takeover Proposal, the “Intervening Event”); and (iv) prior to taking such action, (w) the Company Board has given Parent at least four calendar days’ prior written notice of its intention to take such action absent any revision to the terms and conditions of this Agreement, which notice shall describe the Intervening Event and the basis for such intended Change of Recommendation in reasonable detail, (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with the Parent Parties during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on the Parent Parties to effect revisions to the terms of this Agreement and (y) at the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith any such binding offer, and shall have determined in good faith, based on the information then available and after consultation with its financial advisors and outside legal counsel, that failure to make such Change of Recommendation due to the Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing contained in this Section 5.2 or in Section 6.6 shall prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable Law or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any such disclosure does not reaffirm the Company Recommendation, it shall be deemed to be a Company Adverse Recommendation Change.

(g) The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an acquisition of the Company or any of its Subsidiaries return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives and the Company will immediately terminate all physical and electronic data room access for any such Person and any of its Representatives to diligence or other information regarding the Company or any of its Subsidiaries. The Company further agrees to enforce the standstill provisions of any such agreement and shall take all steps necessary to terminate any waiver that may have been granted to any Person other than Parent or its Affiliates under any confidentiality or standstill provisions in any such agreement, except if and to the extent that the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the taking of any action in connection with the foregoing would be inconsistent with the fiduciary duties of the members of the Company Board under applicable Law.

(h) Notwithstanding anything to the contrary in this Section 5.2, any action, or failure to take action, that is taken by a director or officer of the Company, in violation of this Section 5.2, shall be deemed to be a breach of this Section 5.2 by the Company. The Company shall use its reasonable best efforts to prevent any other employee or Representative of the Company from taking any action or failing to take any action in violation of this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement.

(a) As soon as reasonably practicable after the date of this Agreement, and in any event, within 30 calendar days after the date of this Agreement, Parent and the Company shall jointly prepare and caused to be filed with the SEC the Registration Statement, in which the Proxy Statement will be a part. Each of Parent and the Company will use their respective reasonable best efforts to (i) ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act, (ii) have the Registration Statement declared effective under the Securities Act and kept effective for so long as necessary to consummate the Merger, and (iii) for the Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such initial filing. The Company will use reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as promptly as practicable (and in any event within five Business Days) after the Proxy Statement is cleared by the SEC. Subject to Section 5.2, the Proxy Statement will contain the Company Recommendation and the Company shall use reasonable best efforts to obtain the Stockholder Approval.

(b) Each party will provide the other party for inclusion or incorporation by reference in the Registration Statement or Proxy Statement, as applicable, all required information relating to such party or its Affiliates and holders of their respective shares as the party making such filing may reasonably request for the purpose of including such data and information in the Registration Statement or Proxy Statement (as applicable) and any amendments or supplements thereto. Each party and its counsel shall be given the opportunity to review and comment on the Proxy Statement and Registration Statement, as applicable, before it is filed with the SEC. Each of the Company and Parent will provide the other party and its counsel, in writing, any comments or other communications, whether written or oral, that it or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement or the Registration Statement, as applicable, promptly after the receipt of such comments or other communications, and the opportunity to review and comment on such comments. Each of Parent and the Company will use its reasonable best efforts to respond promptly to any such comments from the SEC or its staff concerning the Registration Statement or Proxy Statement; provided, however, that, notwithstanding the foregoing, prior to the filing of the Registration Statement (or any amendment or supplement thereto) or mailing of the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response).

(c) Each of the Company and the Parent Parties agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement or Registration Statement, as applicable, if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement or Registration Statement, as applicable, to include any information that shall become necessary in order to make the statements in the Proxy Statement or Registration Statement, as applicable, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities Laws. Parent shall (x) advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated, and (y) use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the shares of Parent

Common Stock in the Merger (and the Company shall reasonably cooperate and furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested by Parent in connection with any such actions).

Section 6.2 Stockholders Meeting.

(a) Subject to Section 5.2, the Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of the NYSE to duly call, give notice of, convene and hold a special meeting of the Company’s stockholders for the purpose of considering and taking action upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”) as promptly as reasonably practicable after the date of mailing of the Proxy Statement, which mailing shall take place as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC. Notwithstanding anything to the contrary contained in this Agreement, the Company or, only in the case of clause (iii) below and on no more than one occasion, Parent upon written request to the Company may adjourn or postpone the Stockholders Meeting (i) with the consent of Parent; provided that after consultation with Parent, the Company may adjourn or postpone the Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Stockholders Meeting if such disclosure is determined by the Company in good faith after consultation with outside counsel to be required to be provided to the stockholders of the Company, (ii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting or (iii) for a single period not to exceed 15 Business Days, to solicit additional proxies if necessary to obtain the Stockholder Approval; provided, however, in the case of any of the foregoing clauses (i)-(iii), unless otherwise agreed to by each of Parent and the Company, (x) the Stockholders Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood, subject to this clause (x) and the following clause (y), that the Stockholders Meeting may be adjourned or postponed by the Company every time the circumstances described in the foregoing clauses (i)-(iii) exist) and (y) in no event may the Company postpone the Stockholders Meeting without the prior written consent of Parent if doing so would require the setting of a new record date.

(b) Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Transactions and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) (other than, if the Stockholders Meeting is also the Company’s annual stockholders meeting, proposals customarily brought in connection with the Company’s annual stockholder meeting) and (ii) the Company shall not call any meeting of the stockholders of the Company other than the Stockholders Meeting (other than, if the Stockholders Meeting is not combined with the Company’s annual stockholder meeting, the Company’s annual stockholders meeting); provided that the Stockholders Meeting may only be combined with the Company’s annual meeting of stockholders (x) upon a good faith determination by the Company in consultation with Parent that such a combination would not be reasonably likely to cause a material impediment to the ability of the Company to conduct the business required to be addressed at the Stockholders Meeting and (y) with Parent’s prior written consent not to be unreasonably withheld, conditioned or delayed. The Company shall otherwise coordinate and cooperate with Parent with respect to the timing of the Stockholders Meeting and shall provide updates to Parent with respect to the proxy solicitation for the Stockholders Meeting (including interim results) as reasonably requested by Parent.

(c) Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by it, Merger Sub or any of its other Subsidiaries and Affiliates in favor of the adoption of this Agreement.

Section 6.3 Reasonable Best Efforts.

(a) Prior to the Closing, the Parent Parties and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most reasonably expeditious manner possible the Transactions including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of all of the conditions to consummating the Transactions, (iii) taking all actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or other applicable Antitrust Laws or applicable FDI Laws and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by the Parent Parties, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, each of Parent and the Company shall use all reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the Merger or the other Transactions, including the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and, to the extent permitted by applicable Law, promptly provide any relevant information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), and keep the other parties apprised of the status of, all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding the Transactions. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and, to the extent permitted by Law, after consultation with the other parties to this Agreement and permitting counsel to the other party reasonable opportunity to review in advance, an appropriate response in compliance with such request. Each party agrees that it will not participate in any substantive meeting or discussion, either in person, by telephone or by other medium, with any Governmental Entity in connection with the performance of its obligations pursuant to Section 6.3(a) unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. The Company and Parent shall jointly devise the strategy and direct all matters for obtaining clearances, approvals or waiting-period expirations under Antitrust Laws or applicable FDI Laws, including any filings, notifications, submissions and communications with or to any Governmental Entity in connection therewith; provided, however, that Parent shall not commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or any other applicable Antitrust Laws, without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided further, the parties shall respond as promptly as practicable to any inquiries or requests for documentation or information or any request for additional information (a “second request”) received from the FTC or the DOJ (but in any event each party shall substantially comply with such request within four months of such request being issued unless otherwise agreed to in writing by the other party) and to all inquiries and requests received from any other Governmental Entity in connection with any other applicable Antitrust Laws or FDI Laws. Notwithstanding the foregoing, in the event of any dispute between the parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under applicable Antitrust Laws or applicable FDI Laws with respect to the Transactions (other than those matters specifically discussed in the provisos of the prior sentence), the parties shall escalate such dispute to the general counsels of the Company and Parent for resolution which resolution will be undertaken by them in good faith; provided, however, that if after such escalation the parties are unable to resolve such dispute, then Parent shall have the right to make such determination. Notwithstanding any other provision in this Section 6.3(b) but subject to the Parent Parties’ obligations in Section 6.3(a), Parent shall have the ultimate right to determine the nature of any Remedy Action to be taken by the Parent Parties for the purpose of securing any required approvals under the HSR Act or any other applicable Antitrust Laws or any applicable FDI Laws.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as reasonably practicable, but in any event no later than 10 Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Parent shall use reasonable best efforts to file (including, for the avoidance of doubt, making any initial filing with an applicable Governmental Entity), as promptly as reasonably practicable, but in any event no later than 45 Business Days after the date of this Agreement (unless the applicable Governmental Entity has indicated to any of the parties hereto that such Governmental Entity would not accept such initial filing at such time, in which case, the parties shall use their respective reasonable best efforts to make such filing as promptly as reasonably practicable after such Governmental Entity indicates that it will accept such initial filing), any other filings and/or notifications under applicable Antitrust Laws or applicable FDI Laws, and, if applicable, requesting early termination of any waiting period with respect to the Transactions, and to file as soon as practicable any other applicable notifications or other forms and documentation necessary to obtain any consents, clearances or approvals under or in connection with any applicable Antitrust Law or applicable FDI Law or in connection with the approval or authorization of or filings with any Governmental Entity required to be obtained or made by the Parent Parties, the Company or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement. The Company and Parent shall use reasonable best efforts to respond, as promptly as practicable, to any inquiries and requests received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and requests for additional information and documentation received from any state Attorney General or any other Governmental Entity in connection with approvals of or filings with any other Governmental Entity required to be obtained or made by the Parent Parties, the Company or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement.

(d) Each of Parent and the Company shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under applicable Antitrust Laws or applicable FDI Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) or otherwise challenged by any Governmental Entity (including pursuant to any applicable FDI Laws), each of Parent and the Company shall cooperate and use all reasonable best efforts to vigorously contest, resist and litigate any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, Restraint or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1 in accordance with the terms thereof. Each of Parent and the Company shall use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other applicable Antitrust Laws or other applicable FDI Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the Parent Parties shall, and shall cause their Subsidiaries to, take any and all actions required to obtain all required approvals under the HSR Act and other applicable Antitrust Laws and applicable FDI Laws and the Parent Parties shall, and shall cause their Subsidiaries to, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, contract or Order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates in any manner or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates (excluding for purposes of clauses (i) – (iii) any of the assets set forth on Section 6.3(e) of the Parent Disclosure Letter) (any of the foregoing a “Remedy Action”); provided, however, that notwithstanding anything to the contrary in this Agreement: (x) no Parent Party nor any of their respective Subsidiaries shall be required to take or agree to take (and, without the prior written consent of Parent, none of the Company nor any of its Subsidiaries or Joint Ventures (subject to Section 6.19) will take or agree to take) any action (including any Remedy Action) that, individually or in the aggregate with all other actions (including any Remedy Actions) pursuant to this Section 6.3 would or would reasonably be expected to result in or be a Burdensome Condition and (y) if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action (including any Remedy Action) with respect to, any such requirement, condition, limitation, understanding, agreement or Order so long as such requirement, condition, limitation, understanding, agreement or Order is only binding on the Company in the event the Closing occurs. To assist Parent in complying with its obligations set forth in this Section 6.3, the Company shall, and shall cause its Subsidiaries to, provide to Parent such cooperation as may be reasonably requested by Parent. For the purposes of this Agreement, “Burdensome Condition” means the executing or carrying out, consenting to or to offer to or to agree to, or otherwise take any action (including any Remedy Action) with respect to, any requirement, condition, limitation, understanding, agreement (including consent decrees and undertakings) in respect of, in anticipation of or pursuant to any action contemplated by this Section 6.3 that, individually or in the aggregate with all other such actions pursuant to this Section 6.3, would reasonably be expected to result in a material adverse effect on the business, financial condition or operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Transaction (including, for the avoidance of doubt, the Company and its Subsidiaries and Joint Ventures).

Section 6.4 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger to be unsatisfied and (b) any material failure of the Company or any Parent Party, as the case may be, or any Representative of the Company or Parent Party, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice. The Company shall promptly notify Parent of any written notice from any Person alleging that the consent of such Person in connection with a Material Contract is or may be required in connection with the Transactions.

Section 6.5 Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide, and shall cause its Subsidiaries to provide, Parent and its Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours to (i) the Company’s and its Subsidiaries’ respective properties, books, Contracts, commitments, personnel and records and (ii) such other information as Parent shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations, in each case, to the extent related to consummation of the Transactions or the ownership or operation of the respective businesses of the Company and its Subsidiaries from and after the Closing, provided that the foregoing shall not require the Company (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, after consultation with legal counsel, would (i) result in the disclosure of any Trade Secrets of the Company or any of its Subsidiaries or third parties, (ii) result in the disclosure of competitively sensitive sales and marketing information of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (iii) cause competitive harm to the Company if the Transactions are not consummated, (b) to disclose any privileged information of the Company or any of its Subsidiaries, or (c) except as otherwise contemplated by this Agreement, provide any information regarding the Company or any of its Subsidiaries or Joint Ventures in any format other than as it exists, or otherwise to manipulate or reconfigure any data regarding the Company’s or its Subsidiaries’ business, assets, financial performance or conditions or operations if the foregoing cannot be done without undue effort by, or an unreasonable dedication of resources or personnel of, the Company and its Subsidiaries. If the Company seeks to withhold information from the Parent Parties for any reason permitted by this Section 6.5, the Company and the Parent Parties shall cooperate to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law or as a result of COVID-19 or any COVID-19 Measures. No investigation or information provided pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein. All information provided shall be governed by the terms of the Confidentiality Agreement.

Section 6.6 Publicity. The initial press release regarding the Merger shall be a joint press release. Thereafter neither the Company nor the Parent Parties shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior consultation and consent of the other party (with such consultation to include giving the other party the opportunity to review and comment on such press release or other announcement), except (a) to the extent required by Law or (b) required by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity; provided, however, that the Company shall not be required by this Section 6.6 to provide any such review or comment to the Parent Parties in connection with the receipt and existence of a Company Takeover Proposal, a Company Adverse Recommendation Change or a Change of Recommendation and matters related thereto. Notwithstanding anything to the contrary set forth in this Agreement, a party may, without consultation with, or the consent of the other party, issue one or more press releases or public statements that are consistent with prior press releases issued or public statements made in compliance with this Section 6.6 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 6.6 shall prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the transactions contemplated hereby.

Section 6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director or officer of the Company and its Subsidiaries, or any other Person that is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, together with such person’s heirs, executors or administrators, (the “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person) or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director or officer of the Company or a Subsidiary of the Company or taken at the request of the Company or any of its Subsidiaries, in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law or that the Company would have been required under its certificate of incorporation or by-laws in effect on the date of this Agreement (and made available to the Parent Parties), to indemnify such Indemnified Party. In addition, from the Effective Time until six years from the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnified Party under this Section 6.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.7) as incurred to the fullest extent that the Company would have been required under its certificate of incorporation or by-laws, in each case, as in effect on the date of this Agreement, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 6.7(a).

(b) From and after the Effective Time, the Surviving Corporation will assume all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made in accordance with the applicable provisions thereof will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the certificate of incorporation and by-laws or similar organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company’s constituent documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

(c) For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof, with respect to matters arising on or before the Effective Time covering without limitation the Merger and the other transactions contemplated hereby; provided, however, that after the Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for such amount; and provided further, that if the Surviving Corporation purchases a “tail policy” and the same coverage costs on an annual basis more than 300% of such last annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Merger and the transactions contemplated hereby; provided, however, that the Company shall not pay an aggregate amount for such policy in excess of 450% of the current aggregate annual premium paid by the Company for the existing policy, and the Company shall reasonably consult with Parent regarding the purchase of such “tail policy” prior to the purchase of such “tail policy”. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 6.7 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.7 may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.7 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies will be third party beneficiaries of this Section 6.7).

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.7.

Section 6.8 Parent and Company Compliance. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 6.9 Employee Matters.

(a) From the Effective Time until the first anniversary of the Closing Date, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries whose terms and conditions of employment were not, and do not become, subject to a Company Labor Agreement (the “Company Non-Union Employees”) (i) cash compensation (excluding equity and long-term incentive awards) that is no less favorable, in the aggregate, than the cash compensation (excluding equity and long-term incentive awards) provided to each such Company Non-Union Employee immediately before the Effective Time, (ii) equity and long-term incentive award opportunities that are no less favorable, in the aggregate, than the equity and long-term incentive award opportunities provided by Parent to its similarly situated employees, (iii) benefits (excluding severance benefits and equity and long-term incentive awards) that are no less favorable, in the aggregate, than either the benefits (excluding severance benefits and equity and long-term incentive awards) provided to each such Company Non-Union Employee immediately before the Effective Time or such benefits (excluding severance benefits and equity and long-term incentive awards) provided by Parent to its similarly situated employees, as determined by Parent, and (iv) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such Company Non-Union Employee immediately before the Effective Time (which, for the avoidance of doubt, shall be the Merger Severance Plan (as defined in Section 6.9(d) of the Company Disclosure Letter) for any such Company Non-Union Employees who are eligible to participate in such plan, as set forth on Section 6.9(d) of the Company Disclosure Letter). As to each employee of the Company and its Subsidiaries whose terms and conditions of employment were subject to a Company Labor Agreement (the “Company Union Employees”), the Parent shall cause the Surviving Corporation to comply with the terms and conditions of each applicable Company Labor Agreement, in a manner consistent with applicable Law.

(b) From and after the Closing, Parent shall cause the Company and its Subsidiaries to honor all compensation and benefit plans, programs, policies, practices or agreements maintained or sponsored by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries is a party, as such plans, programs, policies, practices or agreements are in effect on the date hereof (it being understood that this Section 6.9(b) shall not be deemed to prohibit Parent or its affiliates from amending, modifying, replacing or terminating such arrangements in accordance with their terms).

(c) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Non-Union Employees after the Effective Time (the “New Plans”), each Company Non-Union Employee shall be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Non-Union Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Non-Union Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Non-Union Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Non-Union Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Non-Union Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Without limiting the generality of the foregoing, the Company, Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates, as applicable, will take all actions necessary to effectuate the provisions of Section 6.9(d) of the Company Disclosure Letter.

(e) Parent shall, or shall cause the Surviving Corporation to, continue the Company’s annual bonus programs (the “AIP”) for the remainder of the performance period in which the Closing occurs and shall pay bonuses to the Company Non-Union Employees pursuant to the AIP in respect of the full performance period in which the Closing occurs, in accordance with the terms of the AIP as in effect immediately prior to the Closing, and such bonus payments shall be paid at the time such bonus payments would have otherwise been paid absent the consummation of the Merger; provided that Parent shall, in its sole discretion (exercised in good faith), determine the level of achievement and the amount payable to each Company Non-Union Employee under the AIP, consistent with the methodologies used and determinations made by the Company for payouts under the AIP for the immediately preceding performance period, with the results adjusted to reflect the impact of the Transactions, including any expenses incurred by the Company in connection with the Transactions; provided further, that any such bonus payments made to participants in the Company’s Amended and Restated Change in Control Severance Pay Plan (the “CIC Severance Plan”) will be reduced to the extent that the participant received a prorated payment of the participant’s AIP bonus upon the Closing for the performance period in which the Closing occurs pursuant to the CIC Severance Plan.

(f) Nothing in this Section 6.9 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan or (ii) prohibit Parent or any of its Affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan. The provisions of this Section 6.9 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.9, express or implied, shall confer upon any Covered Service Provider, Company Non-Union Employee and Company Union Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.

Section 6.10 Merger Sub Approval. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

Section 6.11 Financing.

(a) Subject to the terms and conditions of this Agreement, each Parent Party shall use their respective reasonable best efforts (including in the event of the failure by the Company to deliver the Required Company Financial Statements) to take (or cause to be taken) all action and to do (or cause to be done) all things, necessary, proper or advisable to obtain and consummate the Financing contemplated by the Financing Documents (including any applicable “market flex” provisions), including (i) maintaining in effect the Financing Documents (including any applicable market flex provisions), (ii) negotiating and entering into definitive agreements with respect thereto (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Committed Financing) on terms and conditions that are in the aggregate not materially less favorable to Parent Parties than those contemplated by the Commitment Letter (including, to the extent applicable, any “market flex” provisions) (which may include amending any or all of the Commitment Letter and any related fee letter from time to time between the date hereof and the Closing to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as a party thereto and the Parent Parties shall promptly deliver to the Company copies of any such amendment or modification), provided that such terms do not (1) reduce the aggregate amount of net cash proceeds available from the Financing below an amount that would be sufficient to satisfy the Financing Purposes, (2) introduce new or additional conditions or that otherwise prevent, impede, delay or impair the availability of the Financing or the ability of the Parent Parties to consummate the Merger as of the Closing in any respect or (3) adversely impact the ability of any Parent Party to enforce its rights against the other parties to the Financing Documents in any respect (any such agreements, the “Financing Definitive Agreements”), and deliver to the Company a copy thereof as promptly as reasonably practicable (and no later than two Business Days) after such execution, (iii) satisfying on a timely basis (and in any event, on or prior to the Closing) all conditions applicable to the Parent Parties set forth in the Financing Documents or the Financing Definitive Agreements within their control (including, if applicable, timely preparing the necessary offering circulars, private placement memoranda or other offering documents or marketing materials with respect to the Financing), (iv) consummating the Financing contemplated by the Financing Documents at or prior to the Closing, (v) enforcing the obligations of the other parties to the Financing Documents or the Financing Definitive Agreements (and the rights of the Parent Parties), and (vi) complying in all material respects with its covenants and other obligations under the Financing Documents. Notwithstanding anything contained herein to the contrary, no Parent Party will permit any amendment, supplement or other modification of, or waiver of any provision or remedy under, the Financing Documents to the extent such amendment, supplement, other modification or waiver would (1) reduce the aggregate amount of net cash proceeds available from the Financing below an amount that would be sufficient to satisfy the Financing Purposes, (2) introduce new or additional conditions that would prevent, impede, delay, impair or reduce the availability of the Financing or the ability of the Parent Parties to consummate the Merger as of the Closing in any respect or (3) adversely impact the ability of any Parent Party to enforce its rights against the other parties to the Financing Documents in any material respect; provided that Parent Parties may amend, supplement or modify the Financing Documents for the purpose of adding agents, coagents, lenders, arrangers, joint bookrunners or other Persons that have not executed the Commitment Letter as of the date hereof, in each case in accordance with the Commitment Letter as of the date hereof so long as such amendment, supplement or modification is otherwise in compliance with this Section 6.11. The Parent Parties will deliver to the Company copies of any such amendment, modification, replacement or waiver as promptly as reasonably practicable (and no later than two Business Days) after the execution thereof. Notwithstanding anything contained herein to the contrary, the Parent Parties may cancel or terminate a portion of the commitments provided under the Financing Documents or the Financing Definitive Agreements to the extent the Parent Parties have (x) completed an offering of debt securities and received proceeds in an amount of the commitments so cancelled or terminated so long as (A) such cash proceeds are subject to an escrow reasonably acceptable to the Company and (B) no term or condition related to such transaction is reasonably likely to prevent, impede, delay or impair the availability of the Financing (other than the portion so cancelled or terminated) or the ability of the Parent Parties to consummate the Merger as of the Closing or (y) otherwise subjected available cash to an escrow reasonably acceptable to the Company.

(b) Upon reasonable request of the Company, Parent shall keep the Company informed of the status of its efforts to arrange the Financing. Parent shall as promptly as reasonably practicable (and in any event within two Business Days) notify the Company of (i) the expiration or termination of the Financing Documents or the Financing Definitive Agreements, (ii) any refusal by the other parties to the Financing Documents or the Financing Definitive Agreements to provide, any written notice or other written communication by the other parties to the Financing Documents or the Financing Definitive Agreements of any intention to refuse to provide, or asserting that it no longer has an obligation and/or ability to provide, the full financing contemplated by the Financing Documents or the Financing Definitive Agreements, (iii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Documents or Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing in any manner (including in diminution of amount) or would reasonably be expected to delay the consummation of any portion of the funding of the Financing and (iv) the receipt of any written notice or other written communication from a Financing Source with respect to any (x) actual or potential material breach, material default, termination or repudiation by any party to any Financing Documents or any Financing Definitive Agreements or any provisions of the Financing Documents or any Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing or (y) material dispute or disagreement between or among any parties to any Financing Documents or any Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing. Notwithstanding the foregoing, in no event will Parent be required to provide any information under this Section 6.11 if such disclosure would result in the loss of attorney-client privilege.

(c) In the event that any portion of the Financing becomes unavailable (including as a result of the failure by the Company to deliver the Required Company Financial Statements) on the terms and conditions contemplated by the Financing Documents or the Financing Definitive Agreements (it being understood that Parent shall be required to exercise any applicable market flex provisions) or any of the Financing Documents or Financing Definitive Agreements shall be withdrawn, repudiated, terminated or rescinded, in each case regardless of the reason therefor, Parent shall (i) as promptly as reasonably practicable (and in any event, within two Business Days) notify the Company of such unavailability and the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as reasonably practicable following the occurrence of such event, alternative debt financing (in an amount sufficient to replace such unavailable portion of the Financing) from the same or other sources; provided that in no event shall Parent be obligated to obtain alternative debt financing on terms and conditions that are in the aggregate materially less favorable to the Parent Parties than such unavailable Financing (including any applicable market flex provision).

(d) Parent shall deliver to the Company true and complete copies of all agreements (including any fee letters and engagement letters, provided that fee amounts, pricing, “market flex” provisions and “securities demand” provisions may be redacted, in each case, so long as such redacted provisions would not adversely affect the conditionality, enforceability, amount or availability of the Financing) pursuant to which any such alternative source shall have committed to provide any of the Parent Parties with any portion of the Financing. Any alternative financing will (x) be in an amount, when added to any portion of the Financing that is available sufficient to satisfy the Financing Purposes and (y) not impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would (i) delay or prevent the Closing in any material respect or (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur in any material respect. In the event any alternative financing is obtained in accordance with this Section 6.11 (“Alternative Financing”), references in this Agreement to the Financing shall be deemed to refer to such Alternative Financing (in lieu of the Financing replaced thereby, and except for purposes of Section 5.1(c)), and if one or more commitment letters, facility agreements or definitive agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letter and the Financing Definitive Agreements shall be deemed to refer to such commitment letters, facility agreements and definitive financing agreements relating to such Alternative Financing (in lieu of the Commitment Letter and the Financing Definitive Agreements replaced thereby), and all obligations of Parent pursuant to this Section 6.11 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Financing replaced thereby. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.11 will require, and in no event will the reasonable best efforts of the Parent Parties be deemed or construed to require, any Parent Party to pay any fees, any interest rates or other amounts applicable to the Financing in excess of those contemplated by the Financing Documents (after the exercise of any market flex provisions) or to secure waiver of any conditions contained therein or otherwise; provided that the Parent Parties shall pay all fees required by the Financing Documents as they become due. The Parent Parties hereby expressly acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to the Closing and reaffirms its respective obligation to consummate the Transactions, including the Merger, irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in ARTICLE VII.

(e) Prior to the Closing Date, the Company shall use reasonable best efforts to provide, and to cause its Subsidiaries and Representatives, including legal, finance and accounting Representatives, to provide, to the Parent Parties, at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Financing and the Other Financing Matters or any permitted replacement, amended, modified or alternative financing, in each case with respect to the Financing, to the extent such cooperation is customarily provided for financings of the type contemplated by the Commitment Letter (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including, in each case of the Financing and the Other Financing Matters, using reasonable best efforts to (it being understood and agreed that, solely for purposes of the immediately succeeding clauses (i) through (vii) and the proviso at the end of this clause (e), each reference therein to “the Financing” shall be deemed to be a reference to “the Financing and the Other Financing Matters”):

(i) furnish the Parent Parties as promptly as practicable following Parent’s reasonable request and to the extent available and reasonably necessary for the Financing, (A) audited consolidated balance sheets and related statements of income (or operations), comprehensive income, equity (or shareholders’ equity) and cash flows for the fiscal year ended December 31, 2020 and each fiscal year ended after the date hereof and at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income (or operations), comprehensive income, equity (or shareholders’ equity) and cash flows for each fiscal quarter ended after the date hereof and at least 40 days before the Closing Date, which financial statements shall meet in all material respects the requirements of Regulation S-X under the Securities Act, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a registration statement under such Act on Form S-3, provided that the Company’s public filing of its annual report on Form 10-K and quarterly report on Form 10-Q shall satisfy the requirements of this Section 6.11(e)(i) and shall be deemed to be such information to have been delivered under this Agreement (the “Required Company Financial Statements”) and (B) information relating to the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages (including customary confidential information, memoranda, offering circulars or prospectuses) regarding the business, operations and business plan or budget of the Company and its Subsidiaries) customary for the placement, arrangement, rating, issuance and/or syndication of loans and/or debt securities as contemplated by the Financing Documents, to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement, rating, issuance and/or syndication of loans and/or debt securities; provided that any memoranda or prospectuses need not be issued by the Company or any of its Affiliates (provided that, in the event of any failure by the Company to deliver the Required Company Financial Statements, upon the written request of the Company, Parent shall provide to the Company all cooperation reasonably requested by the Company in order for the Company to be able to provide the Required Company

Financial Statements so long as any such requested cooperation can be done without causing an undue burden on Parent);

(ii) participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, in each case, at reasonable times and locations to be mutually agreed (which may, at the sole election of the Company, be virtual or telephonic) and upon reasonable notice;

(iii) request the Company’s accountants provide comfort letters relating to the Company and its Subsidiaries customary for financings similar to the Financing and consent to the use of the related audit reports in any offering documents related to the Financing, in each case, as reasonably requested by Parent;

(iv) assist Parent in its preparation of one or more credit agreements, note purchase agreements, indentures, purchase agreements, registration rights agreements, currency or interest hedging agreements, or other Contracts; provided that no obligation of the Company or any of its Subsidiaries under any such Contracts or amendments shall be effective until the Effective Time;

(v) in connection with the Financing contemplated by the Financing Documents, provide customary authorization letters to the Financing Source authorizing the distribution of information to prospective lenders;

(vi) assist the Parent Parties in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency relating to the Financing and a public credit rating for the notes related to the Financing from each of such rating agencies; and

(vii) provide at least three Business Days prior to the anticipated Closing all documentation and other information about the Company or any of its Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by Parent in writing at least 10 Business Days prior to the anticipated Closing;

provided, however, that (w) none of the Company, any of its Affiliates or any their Representatives shall be required to provide, and the Parent Parties shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (4) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, and (5) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, (x) the Company or its Affiliates and their respective Representatives shall not be required to provide any information the disclosure of which is prohibited or restricted under Law or Contract or is legally privileged, (y) no obligation of the Company or any of its Subsidiaries under any Contract, certificate, document or instrument shall be effective until the Effective Time (other than customary authorization letters referred to in clause (v) above) and (z) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company under this Section 6.11(e) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than historical information relating to the Company or its Subsidiaries). Notwithstanding anything herein to the contrary, if (i) the Company has failed to deliver the Required Company Financial Statements and (ii) the Financing (or, if applicable, any Alternative Financing) is unavailable, despite Parent’s reasonable best efforts hereunder, as a direct result of the Company’s failure to deliver the Required Company Financial Statements, then Parent shall not be required to consummate the Transactions unless and until such time that the Company has delivered the Required Company Financial Statements and the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (to the extent permitted by applicable Law) (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or (to the extent permitted by applicable Law) waiver of any such condition). Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.11(e), shall be deemed satisfied unless the Company has taken or failed to take an action deliberately and with knowledge that the action so taken or omitted constituted a breach of its obligations under this Section  6.11(e) and such breach has been the proximate cause of the Financing not being obtained.

Section  6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company Board or a duly authorized committee thereof shall grant such approvals and will use reasonable best efforts to take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise will use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.13 Director Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company and, as reasonably requested by Parent, any of its Subsidiaries, who are in office immediately prior to the Effective Time.

Section 6.14 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company and/or the members of the Company Board prior to the Effective Time, the Company shall (i) promptly notify Parent and keep Parent informed with respect to the status thereof and (ii) provide Parent with the opportunity to participate (but not control) in the defense or settlement of such litigation; provided that the Company shall not cease to defend, consent to the entry of any judgement, settle or offer to settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.15 Coordination of Quarterly Dividends. If Parent has resumed its quarterly dividend (and provided that Parent has provided prior written notice to the Company of its intentions to resume its quarterly dividend), Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Merger. In addition, and without limiting the requirements of the previous sentence, the Company shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be (x) no later than five Business Days following and (y) no earlier than two Business Days preceding, in each case, the one year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 6.15.

Section 6.16 Stock Exchange Listing. Parent shall take all necessary action to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on Nasdaq, subject to official notice of issuance.

Section 6.17 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 6.18 Treatment of Company Indebtedness.

(a) To the extent the Company has received written notice from the Parent at least 10 Business Days prior to the Closing to such effect, the Company shall use, or shall cause its Subsidiaries to use, reasonable best efforts to arrange for customary payoff letters and instruments of discharge providing for the payoff, discharge and termination on the Closing Date of all then-outstanding obligations under the Company Credit Agreement or any other Indebtedness of the Company (the “Debt Payoff Letters”) to be delivered to Parent no later than three Business Days prior to the Closing Date, and shall deliver, or cause its Subsidiaries to deliver the notice of prepayment or termination thereof in accordance with the terms of the Company Credit Agreement to the holders of such Indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

(b)

(i) Parent will be permitted to commence and conduct, in accordance with the terms of the applicable Indenture, offers to purchase, or any exchange offer, and to conduct consent solicitations, if any (each, a “Debt Offer”), with respect to any or all of the outstanding aggregate principal amount of the Company’s 7.625% senior notes due 2027 (the “Notes”); provided that any such Debt Offer is consummated substantially simultaneously with or after the Closing using funds provided by Parent. Parent shall not be permitted to commence any applicable Debt Offer until Parent shall have provided the Company with the necessary offer to purchase, letter of transmittal or other related documents in connection with the Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer Documents. Parent will reasonably consult with the Company regarding the timing and commencement of any Debt Offer and any tender deadlines. The closing of the Debt Offers shall be expressly conditioned on the occurrence of the Closing, and Parent and the Company shall use reasonable best efforts to cause the Debt Offers to close on the Closing Date; provided that the consummation of a Debt Offer shall not be a condition to Closing. Parent hereby covenants and agrees to provide (or to cause to be provided) immediately available funds to the Company for the full payment at the Effective Time of all Notes properly tendered and not withdrawn and any related consent payments to the extent required pursuant to the terms of the applicable Debt Offer. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all reasonable cooperation reasonably requested by Parent in connection with any Debt Offer; provided that nothing herein shall (x) require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its Subsidiaries, (y) require the Company or any of its subsidiaries to pay any fees or incur any other liability or obligation in connection with any Debt Offer or be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with any Debt Offer or (z) require the Company or its counsel to provide any negative assurance letter with respect to any Debt Offer.

(ii) Subject to the receipt of the requisite consents, the Company shall execute a supplemental indenture to the applicable indenture governing the Notes in accordance with the terms of such indenture (the

“Indenture”), amending the terms and provisions of the applicable Indenture as described in the Debt Offer Documents as reasonably requested by Parent, which supplemental indenture shall become operative no earlier than the Effective Time, and shall use reasonable best efforts to cause the trustee under the applicable Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing; provided, however, that in no event shall the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would become effective prior to the Effective Time. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the execution of supplemental indentures; provided that nothing herein shall require the Company or any of its Subsidiaries to pay any fees or incur any other liability or obligation in connection with the Debt Offer or be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Offer. If requested by Parent, the Company’s counsel shall provide all customary legal opinions required in connection with the transactions contemplated by this Section 6.18 to the extent such legal opinion is required to be delivered prior to the Closing Date. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion with respect to a Debt Offer that in the opinion of the Company or its legal counsel does not comply with applicable Laws or the applicable Indenture, or an opinion with respect to financing by the Parent.

(iii) Parent shall promptly, upon request by the Company, reimburse the Company following either the Closing or the termination of this Agreement for (A) all reasonable and documented out-of-pocket costs (including reasonable and documented outside attorneys’ fees and expenses) to the extent incurred by the Company or its Subsidiaries, any of the Subsidiaries or their Representatives in connection with any Debt Offer and (B) any out-of-pocket costs incurred by the Company, any of its Subsidiaries or their Representatives to the trustee or its counsel pursuant to the applicable Indenture in connection with any Debt Offers. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any action taken by them in connection with the performance of their respective obligations under this Section 6.18 (including any action taken in accordance with this Section 6.18) except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement or actual and intentional fraud by the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives.

Section 6.19 Conduct of Joint Ventures. Subject to Section 6.19 of the Company Disclosure Letter, nothing contained in this Agreement shall require or otherwise obligate (or be read as to infer to require or to otherwise obligate) the Company or any of its Subsidiaries to cause any of its Joint Ventures to take, or to refrain from taking, any action, except to take such appropriate steps to lawfully exercise their respective rights to cause such action to be taken or to prevent such action from being taken, as the case may be, solely to the extent permitted by the organizational documents and governance arrangements of such Joint Venture.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company and the Parent Parties to the extent permitted by applicable Law:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) Governmental Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) all filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods required in those jurisdictions set forth in Section 7.1(b) of the Company Disclosure Letter shall have been made, obtained or occurred and (iii) all other filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods imposed or required by any Governmental Entity in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, the absence of which would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect and/or Parent Material Adverse Effect, shall have been made, obtained or occurred.

(c) No Injunctions or Restraints. No Order or Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction in any jurisdiction in which Parent or the Company has material business operations (collectively, “Restraints”) shall be in effect making illegal, prohibiting or otherwise preventing the consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Actions by or before the SEC seeking a stop order.

(e) Nasdaq Listing. The shares of Parent Common Stock issuable to the holders of Shares pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Merger is further subject to the satisfaction, or waiver by the Parent Parties to the extent permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) ARTICLE III (other than Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.4(a) (Capitalization), Section 3.6(b) (Absence of Certain Changes), Section 3.19 (Opinion of Financial Advisor), Section 3.20 (Brokers or Finders) and Section 3.21 (State Takeover Statutes)) shall be true and correct in all respects (without giving effect to any materiality or “Company Material Adverse Effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, (ii) Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.19 (Opinion of Financial Advisor) and Section 3.21 (State Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement, which shall have been true and correct as of such specified date), (iii) Section 3.4(a) (Capitalization) and Section 3.20 (Brokers or Finders) shall be true and correct in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of the date of this Agreement and as of and as though made on the Closing Date (except, in the case of Section 3.4(a) (Capitalization), for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement), and (iv) Section 3.6(b) (Absence of Certain Changes) shall be true and correct in all respects.

(b) Performance of Obligations of the Company. The Company shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) No Company Material Adverse Effect. Except for any event, state of facts or circumstances disclosed in the Company Disclosure Letter, since the date of this Agreement, there shall not have occurred any event, state of facts or circumstances which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have furnished the Parent Parties with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company to the extent permitted by applicable Law, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth in: (i) ARTICLE IV (other than Section 4.2 (Authorization; Validity of Agreement; Necessary), Section 4.5(a) (Capitalization), Section 4.7(b) (Absence of Certain Changes) and Section 4.19 (Brokers or Finders)) shall be true and correct in all respects (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 4.2 (Authorization; Validity of Agreement; Necessary) shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement, which shall have been true and correct as of such specified date), (iii) Section 4.5(a) (Capitalization) and Section 4.19 (Brokers or Finders) shall be true and correct in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of the date of this Agreement and as of and as though made on the Closing Date (except, in the case of Section 4.5(a) (Capitalization), for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement), and (iv) Section 4.7(b) (Absence of Certain Changes) shall be true and correct in all respects.

(b) Performance of Obligations of the Parent Parties. Each Parent Party shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) No Parent Material Adverse Effect. Except for any event, state of facts or circumstances disclosed in the Parent Disclosure Letter, since the date of this Agreement, there shall not have occurred any event, state of facts or circumstances which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(d) Officer’s Certificate. Each Parent Party shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Parent Parties nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was proximately caused by such party’s breach of its obligations under this Agreement or, in the case of the Parent Parties, the Financing Documents.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned:

(a) by mutual written consent of each Parent Party and the Company at any time prior to the Effective Time;

(b) by either Parent or the Company if:

(i) the Merger has not been consummated on or before November 22, 2021 (the “Outside Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of either (A) the Parent Parties having failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements or (B) nonsatisfaction of the condition set forth in Section 7.1(b) or Section 7.1(c) (solely if the applicable Restraint relates to any Antitrust Laws or FDI Laws) and (y) all other conditions in ARTICLE VII have theretofore been satisfied or (to the extent permitted by applicable Law) waived (except for those conditions that are by their nature to be satisfied at Closing), the Outside Date will automatically be extended to be February 22, 2022, and such date as so extended, shall be the Outside Date; provided further, that if (1) the Effective Time has not occurred by such date by reason of either (A) the Parent Parties having failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements or (B) nonsatisfaction of the condition set forth in Section 7.1(b) or Section 7.1(c) (solely if the applicable Restraint relates to any Antitrust Laws or FDI Laws) and (2) all other conditions in ARTICLE VII have theretofore been satisfied or (to the extent permitted by applicable Law) waived (except for those conditions that are by their nature to be satisfied at Closing), the Outside Date may be extended further by either Parent or the Company to May 23, 2022, and such date as so extended, shall be the Outside Date provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party that has breached any provision of this Agreement or, in the case of the Parent Parties, the Financing Documents, where such breach has been the proximate cause of the failure to consummate the Merger;

(ii) any Restraint which is final and nonappealable shall have been issued or taken permanently restraining or otherwise prohibiting (or making illegal the) consummation of the Merger such that the condition set forth in Section 7.1(c) cannot be satisfied; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied in all material respects with its obligations under this Agreement (including Section 6.3) with respect to preventing the entry of and to removing such Restraint; or

(iii) if the Stockholders Meeting (including any adjournments and postponements thereof) shall have concluded without the Stockholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares;

(c) by the Company prior to the receipt of the Stockholder Approval, in order to concurrently enter into a Company Acquisition Agreement with respect to a Company Superior Proposal; provided that the Company is not in breach of Section 5.2, including its obligations in Section 5.2(c) and Section 5.2(d) (other than any breach that is immaterial in scope and effect), and shall have paid or shall concurrently pay the fees due under Section 8.2(b);

(d) by Parent prior to the Stockholders Meeting, if the Company Board (i) shall have made a Company Adverse Recommendation Change or Change of Recommendation or (ii) shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as reasonably practicable (but in any event within three Business Days after receipt of any written request to do so from Parent; provided that Parent may only make one such request in any five Business Day period) at any time following the public disclosure or announcement by a 5% Holder of opposition to the Transactions (provided that the Company shall be required to reaffirm its approval or recommendation of this Agreement and the Merger once per 5% Holder), except, with respect to this clause (d)(ii), in the event the Company Board has received a Company Takeover Proposal, in which case Parent shall not have the right to terminate this Agreement pursuant to this clause (d)(ii) so long as the Company Board makes a statement to the effect that it is reviewing or considering the Company Takeover Proposal within three Business Days after receipt of Parent’s written request for reaffirmation;

(e) by the Company, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) which is not cured within the earlier of (1) the Outside Date and (2) 30 days following written notice to Parent; provided that (x) the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination and (y) the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(f) by Parent, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) which is not cured within the earlier of (1) the Outside Date and (2) 30 days following written notice to the Company; provided that (x) Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination; and (y) Parent will not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(g) A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 8.1 for any such termination.

Section 8.2 Effect of Termination; Financing Sources.

(a) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee or Representative of such party) to the other party hereto; provided, however, that the provisions of Section 6.6, the indemnification and reimbursement obligations of the Parent Parties pursuant to Section 6.11, this Section 8.2, ARTICLE IX and ARTICLE X hereof and the provisions of the Confidentiality Agreement shall survive such termination; provided further, however, no party will be relieved or released from liability for damages of any kind, other than exemplary, punitive or non-foreseeable consequential damages, arising out of any (i) Material Breach of any of its representations and warranties, covenants or other agreements contained in this Agreement or the Financing Documents or (ii) fraud. For purposes of this Agreement, a “Material Breach” means an act or a failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement; provided that if either Parent or the Company does not close the Transactions when required pursuant to Section 1.2 (for any reason, including if the Financing Sources do not fund the Financing when required) such failure or refusal by Parent or the Company to close the Transactions shall be deemed to be a Material Breach of this Agreement by Parent or the Company (as applicable), and the other party shall be entitled to pursue any and all remedies under applicable Law, including the payment of any monetary damages resulting therefrom.

(b) If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 8.1(d), (ii) by the Company pursuant to the provisions of Section 8.1(c) or (iii) by either Parent or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii), and in the case of any termination pursuant to this clause (iii), (A) prior to such termination any Person publicly announces a Company Takeover Proposal, or a Company Takeover Proposal becomes publicly known (in each case, whether or not withdrawn), and (B) at any time on or prior to the first anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or any transactions contemplated by any Company Takeover Proposal are consummated (provided that solely for purposes of this Section 8.2(b)(iii)(B), the term

“Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal except that all references to 15% shall be deemed references to 50%), then (in any of the foregoing clauses (i) – (iii)) the Company shall pay Parent the Termination Fee in cash by wire transfer (to an account designated by Parent) in immediately available funds (x) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (y) in the case of clause (ii) of this Section 8.2(b), prior to or concurrently with such termination, and (z) in the case of clause (iii) of this Section 8.2(b), upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $83,401,678. In no event shall Parent be entitled to the Termination Fee on more than one occasion.

(c) The Company and the Parent Parties each acknowledge that the agreements contained in Section 8.2(b) are integral parts of the Transactions, and that, without these agreements, the Company and the Parent Parties would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b), and, in order to obtain such payment, any Parent Party commences a claim, action, suit or other proceeding that results in a judgment against the Company, the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1%, together with reasonable legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.

(d) Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.2(a), Parent’s receipt of the Termination Fee from the Company shall constitute liquidated damages, and from and after payment of such Termination Fee as described in Section 8.2(b), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby except subject to Parent’s right to specific performance set forth in Section 9.10.

(e) Notwithstanding anything to the contrary in this Agreement, each party is entitled to contemporaneously seek both specific performance pursuant to Section 9.10 and the payment of monetary damages (including in connection with the provisions of Section 8.2(a)) as alternative remedies for a Material Breach of this Agreement by the other party, provided, however, that no party hereto shall be entitled to receive both a grant of specific performance requiring consummation of the Transactions (pursuant to which the Merger actually occurs) pursuant to Section 9.10 and payment of monetary damages pursuant to Section 8.2(a), including with respect to the other party’s failure to consummate the Transactions when required pursuant to Section 1.2. None of the Company, any of its Subsidiaries, holders of Shares or any of their Affiliates shall have any recourse against any Financing Source or the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, representatives, members, managers, general or limited partners or assignees of any Financing Source or any of their respective assets or respective successors and assigns (collectively, the “Financing Source Parties”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement related to the Transactions or the failure of the Merger to be consummated and none of the Financing Sources or Financing Source Parties will have any liability to the Company, any of its Subsidiaries, holders of Shares or any of their Affiliates relating to or arising out of this Agreement, the Financing, the Financing Documents or the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise. Neither the Company nor any of its Affiliates shall assert in any Action, and each hereby irrevocably waives, any assertion or claim that the provisions of this Section 8.2(e) limiting the liability of the Parent Parties or any of their former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, the “Parent Entities”) or the Financing Source Parties for the matters described herein or the other provisions of this Section 8.2 are illegal, invalid or unenforceable in whole or in part. Under no circumstances will the Company be entitled to monetary damages from any Financing Source or Financing Source Party or Parent Entity other than the Parent Parties.

(f) Notwithstanding anything to the contrary herein, each of the parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Documents or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) agrees that any such action described in clause (i) above shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (iii) irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any such action in any such court, and (iv) agrees that any such action described in clause (i) above shall be governed by the Laws of the State of New York (without giving effect to any conflict of laws principles that would result in the application of the Laws of another state), except as otherwise provided in the Commitment Letter, the other Financing Documents or the Financing Definitive Agreements.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Waivers. Subject to applicable Law and the rules and regulations of the NYSE and Nasdaq, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after adoption of this Agreement by the stockholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding the foregoing, no amendment, waiver or other modification shall be made to Section 8.2(d), Section 8.2(e), Section 8.2(f), this Section 9.1, Section 9.6 or Section 9.11 (or any of the definitions used therein) that is adverse in any material respect to the Financing Source Parties without the consent of the Financing Source Parties.

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the party incurring such fees, costs and expenses.

Section 9.4 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered in person, (b) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery) or (c) on the date transmitted if sent by email (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request), in each case, as follows (or to such other address as any party shall provide by like notice to the other parties to this Agreement):

(a)     if to any Parent Party, to:

The Goodyear Tire & Rubber Company

200 Innovation Way

Akron, OH 44316

Telephone No.: (330) 796-9435

Email: david_phillips@goodyear.com

Attention:     David E. Phillips

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Telephone No.:     (212) 373-3040

                               (212) 373-3220

Email: sbarshay@paulweiss.com

            kseifried@paulweiss.com

Attention: Scott A. Barshay

                 Kyle T. Seifried

(b)   if to the Company, to:

Cooper Tire & Rubber Company

701 Lima Avenue

Findlay, Ohio 45840

Telephone No.: (419) 420-6059

Email: szamansky@coopertire.com

Attention: Stephen Zamansky

with a copy to:

Jones Day

250 Vesey Street

New York, NY 10281

Telephone No.: (212) 326-3409

Email: jpdougherty@jonesday.com

Attention: James P. Dougherty

and

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Telephone No.: (216) 586-7409

Email: blstulberg@jonesday.com

Attention: Benjamin L. Stulberg

Notwithstanding anything in this Agreement to the contrary, any notice given in accordance with the foregoing clauses (a) or (b) of this Section 9.4 shall only be effective if a duplicate copy of such notice is also given by email in the method described in this Section 9.4.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, (which provisions may be enforced directly by Indemnified Parties) and Section 8.2, is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the holders of Shares of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred), (ii) the right of the Company on behalf of its security holders to enforce the provisions of, and pursue damages in respect of any Material Breach of, this Agreement subject to and in accordance with the terms hereof and (iii) the rights of the Financing Sources and the Financing Source Parties under Section 8.2(d), Section 8.2(e), Section 8.2(f), Section 9.1, this Section 9.6 or Section 9.11 (which provisions may be enforced directly by the Financing Source Parties). For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the holders of Shares of the Company. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.8 Governing Law. Except as set forth in Section 8.2(f) with respect to the Financing Sources and Financing Source Parties, this Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, subject to Section 8.2(f) with respect to Financing Sources and Financing Source Parties, each of the parties hereto irrevocably agrees that any legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of

Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”). Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.4; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties. Any attempted assignment in violation of this Section 9.9 shall be void, except that the Parent Parties may collaterally assign, in their sole discretion, any of or all their respective rights or interests (but not any of its obligations or undertakings, for which the Parent Parties will remain in all cases fully liable) under this Agreement to any lender of the Parent Parties or the Surviving Corporation and that Parent may designate, by prior written notice to the Company, another wholly owned direct or indirect Subsidiary incorporated in the State of Delaware in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary, and shall be true and correct in all respects, as of the date of such designation; provided that any such assignment or designation shall not impede or delay the consummation of the Merger or the transactions contemplated by this Agreement or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.10 Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and agree that each party shall be entitled to, in accordance with the provisions of this Agreement, an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and/or to enforce specifically the terms and provisions hereof in any court, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that the Company may not seek specific performance to cause the Parent Parties to consummate the Merger if, and only if, the Parent Parties have failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements. Except to the extent of any damages finally adjudicated to result from a Material Breach of this Agreement by the Company or the Parent Parties, (a) under no circumstances will Parent be entitled to monetary damages in excess of any amounts payable pursuant to Section 8.2(b) and (b) if the Transactions are not consummated by the Outside Date (as extended), neither the Parent Parties, on the one hand, or the Company, on the other hand, will have any liability to the other if, and only if, the Transactions are not consummated due to the Parent Parties having failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements. Each of the parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any of the parties, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 9.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, the Confidentiality Agreement or the Financing Documents (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.10 are not available or otherwise are not granted, and (y) nothing set forth in this Section 9.10 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any Action for) specific performance under this Section 9.10 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 9.10 or anything set forth in this Section 9.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies that may be available then or thereafter.

Section 9.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS SUBSIDIARIES TO IRREVOCABLY WAIVE, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO (OR BETWEEN OR AMONG ANY OF THE PARTIES HERETO AND ANY OF THE FINANCING SOURCES OR THE FINANCING SOURCE PARTIES, OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

ARTICLE X

DEFINITIONS; INTERPRETATION

Section 10.1 Cross References. Each of the following terms is defined in the section set forth opposite such term.

Term	Section
Agreement	Preamble
AIP	6.9(e)
Alternative Financing	6.11(d)
Antitrust Laws	6.3(d)
Applicable Date	3.5(a)
Assumed Shares	2.3(e)
Book-Entry Shares	2.1(a)
Burdensome Condition	6.3(e)
By-Laws	1.5
Cancelled Shares	2.1(b)
Certificate of Merger	1.3
Certificates	2.1(a)
Change of Recommendation	5.2(e)
CIC Severance Plan	6.9(e)
Closing	1.2
Closing Date	1.2
Commitment Letter	4.13
Committed Financing	4.13
Company	Preamble
Company Acquisition Agreement	5.2(d)
Company Adverse Recommendation Change	5.2(d)

Term	Section
Company Board	3.2(a)
Company Common Stock	Recitals
Company Disclosure Letter	III
Company Financial Statements	3.5(a)
Company Labor Agreements	3.13(b)
Company Measurement Date	3.4(a)
Company Non-Union Employees	6.9(a)
Company Permits	3.8(a)
Company Plan	3.12(a)
Company Preferred Stock	3.4(a)
Company Recommendation	3.2(c)
Company SEC Documents	3.5(a)
Company Takeover Proposal	8.2(b)
Company Union Employees	6.9(a)
Covered Service Providers	3.12(a)
Debt Offer	6.18(b)(i)
Debt Offer Documents	6.18(b)(i)
Debt Payoff Letters	6.18(a)
Deferred Compensation Plans	2.3(d)
Deferred Payment	2.3(d)
Delaware Court	9.8
DGCL	1.1
Dissenting Shares	2.4
Effective Time	1.3
Eligible Shares	2.1(a)
ERISA	3.12(a)
Exchange Act	3.3(a)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
Exchange Ratio Reduction Number	2.1(a)
Financing	4.13
Financing Definitive Agreements	6.11(a)
Financing Documents	4.13
Financing Purposes	4.13
Financing Source Parties	8.2(e)
GAAP	3.5(a)
General Enforceability Exceptions	3.2(a)
Governmental Entity	3.3(a)
HSR Act	3.3(a)
Indemnified Party	6.7(a)
Indenture	6.18(b)(ii)
Intervening Event	5.2(e)
Material Breach	8.2(a)
Material Contract	3.9(a)(xviii)
Merger	1.1
Merger Consideration	2.1(a)
Merger Sub	Preamble
Multiemployer Plan	3.12(a)
Nasdaq	3.3(a)
New Plans	6.9(c)

Term	Section
NHTSA	3.24
Non-Affiliate Plan Fiduciary	3.12(j)
Non-U.S. Plan	3.12(h)
Notes	6.18(b)(i)
NYSE	3.3(a)
Old Plans	6.9(c)
Option	2.3(a)
Option Cash Payment	2.3(a)
Outside Date	8.1(b)(i)
Owned Software	Section 3.15(e)
Parent	Preamble
Parent Closing Price	2.2(f)
Parent Common Stock	2.1(a)
Parent Disclosure Letter	IV
Parent DSUs	4.5(a)
Parent Entities	8.2(e)
Parent Financial Statements	4.6(a)
Parent Measurement Date	4.5(a)
Parent Options	4.5(a)
Parent Parties	Preamble
Parent Permits	4.9(a)
Parent Plan	4.10(a)
Parent Preferred Stock	4.5(a)
Parent RSUs	4.5(a)
Parent SARs	4.5(a)
Parent SEC Documents	4.6(a)
Parent Share Units	4.5(a)
Pension Plan	3.12(e)
Per Share Cash Consideration	2.1(a)
Proxy Statement	3.10
PU	2.3(c)
PU Payment	2.3(c)
Registration Statement	3.10
Required Company Financial Statements	Section 6.11(e)
Residual Shares	2.3(e)
Restated Certificate of Incorporation	1.5
Restraints	7.1(c)
Rights	3.4(a)
Sanctioned Jurisdiction	3.8(b)
Sanctioned Person	3.8(b)
Share Cap	2.1(a)
Share Unit	2.3(b)
Share Unit Payment	2.3(b)
Shares	Recitals
SOX	3.5(a)
Stockholder Approval	3.2(b)
Stockholders Meeting	6.2(a)
Surviving Corporation	1.1
Takeover Statutes	3.21
Termination Fee	8.2(b)
VEBA	3.12(a)

Term	Section
2022 PUs	2.3(c)
2022 Share Units	2.3(b)

Section 10.2 Certain Terms Defined. The following terms shall have the meanings set forth below for purposes of this Agreement:

“5% Holder” means a Person who beneficially owns (as defined in the Exchange Act) more than five percent (5%) of the capital stock or other equity interests of another Person or any member of such Person’s family or any of its Affiliates.

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions and contains provisions no less restrictive of the Person counterparty to the Company thereto than those included in the Confidentiality Agreement (provided, however, that any such confidentiality agreement shall not be required to contain any standstill provisions).

“Action” means any civil, criminal, administrative or other similar proceeding, litigation, audit, investigation, arbitration, review, examination, inquiry, hearing, demand claim, action, suit, proceeding or similar action (whether at Law or in equity) by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday, Sunday or a day on which banks in New York, New York, are authorized or obligated by Law or Order to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Credit Agreement” means that certain Credit Agreement, dated as of May 27, 2015, among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

“Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company, its Subsidiaries and Joint Ventures, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences to the extent attributable to (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the principal industries in which the Company and its Subsidiaries operate, (iii) any decline in the market price of the Shares (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the Shares may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), (iv) regulatory, legislative or political or social conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (v) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions or the Financing, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries or Joint Ventures with employees, labor unions, customers, suppliers or partners (including Joint Venture partners and others with similar relationships), and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, or compliance by the Company with the terms of this Agreement; provided, that this clause (vi) shall not apply to any representation or warranty (or condition to the consummation of the Merger relating to such representation or warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (vii) the performance by the Company of its obligations under this Agreement, including any inaction in compliance with Section 5.1 to the extent that such inaction is as a result of Parent unreasonably withholding its consent under Section 5.1, (viii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (ix) the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (x) any hurricane, tornado, flood, earthquake or other natural disaster, or (xi) epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement, except in the case of clauses (i), (ii), (iv), (viii), (ix), (x) or (xi) to the extent such fact, circumstance, event, change, effect or occurrence has a disproportionate effect on the Company, any of its Subsidiaries or Joint Ventures, taken as a whole, relative to others in the industries, geographies or segments in which the Company, its Subsidiaries and Joint Ventures operate. For the purposes of Section 7.2(c), “Company Material Adverse Effect” shall exclude any fact, circumstance, event, change, effect or occurrence that is disclosed in the Company SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Company SEC Document is reasonably apparent on its face.

“Company Product” means, as of any date of reference, any product that is being developed, manufactured, marketed, sold or distributed by the Company, any of its Subsidiaries or any of its Joint Ventures.

“Company Stock Plans” means the Company’s 2002 Non-Employee Directors Stock Option Plan, 2001 Incentive Compensation Plan, 2006 Incentive Compensation Plan, 2010 Incentive Compensation Plan and 2014 Incentive Compensation Plan, each as may be amended from time to time.

“Company Superior Proposal” means a Company Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and (iii) that the Company Board determines in good faith, after consultation with legal counsel and its financial advisor (taking into account any changes to this Agreement proposed by Parent as contemplated by Section 5.2), is more favorable to the stockholders of the Company than the consideration to be received by the stockholders of the Company in the Merger.

“Company Takeover Proposal” means (i) any inquiry, proposal or offer for or with respect to a merger, consolidation, business combination, recapitalization, reorganization, exchange or tender offer, binding share exchange, joint venture, dissolution or other similar transaction involving the Company, (ii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, more than 15% of the outstanding Company Common Stock or (iii) any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, assets or businesses of the Company or its Subsidiaries representing more than 15% of the consolidated assets, revenues or net income of the Company, as measured by the Company Financial Statements for the fiscal year ending December 31, 2020, in each case, other than the Merger.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated November 20, 2020, between the Company and Parent.

“Contract” means any agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other instrument or legally binding understanding (whether written or oral).

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof) or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means, as applicable to a party or its Subsidiaries, (i) any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and (ii) such other measures taken by such party and/or any of its Subsidiaries to the extent determined in good faith by such party to be reasonably necessary to avoid or mitigate material risk of physical injury or harm to any human Person (or to otherwise protect or preserve the health or safety of any human Person) or a material financial loss or damage to such party or its Subsidiaries in connection with or in response to COVID-19 or any other global or regional health event.

“Data Protection Laws” means all applicable (i) Laws pertaining to data protection, data privacy, data security, data breach, cybersecurity and cross-border data transfer, including the California Consumer Privacy Act, the EU General Data Protection Regulation, and (ii) binding standards of the PCI Security Standards Council pertaining to global payment account data security, including its Payment Card Industry Data Security Standards.

“Data Protection Orders” means Orders issued or applicable to the collection, access, use, storage, disclosure, transmission or cross-border transfer of Personal Information.

“Data Protection Requirements” means (i) Data Protection Laws; (ii) Privacy Policies, and (iii) Data Protection Orders.

“Debt Documents” means, collectively, (i) the Amended and Restated First Lien Credit Agreement, dated as of April 9, 2020, by and among Parent, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (ii) the Amended and Restated Second Lien Credit Agreement, dated as of March 7, 2018, among Parent, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as collateral agent, (iii) the Amended and Restated Revolving Credit Agreement, dated as of March 27, 2019, among Parent and the borrowers named therein, the lenders party thereto, J.P. Morgan Europe Limited, as administrative agent, and JPMorgan Chase Bank, N.A., as collateral agent, (iv) the Indenture, dated as of December 15, 2015, among Goodyear Europe B.V., as issuer, Parent, as parent guarantor, the subsidiary guarantors thereunder, Deutsche Trustee Company Limited, as trustee, and the agents named therein, in respect of Goodyear Europe B.V.’s 3.750% Senior Notes due 2023, (v) the Indenture, dated as of August 13, 2010, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, as supplemented by the Fourth Supplemental Indenture thereto, dated as of November 5, 2015, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, in respect of Parent’s 5.125% Senior Notes due 2023, as further supplemented by the Fifth Supplemental Indenture thereto, dated as of May 13, 2016, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, in respect of Parent’s 5.000% Senior Notes due 2026, and as further supplemented by the Seventh Supplemental Indenture thereto, dated as of May 18, 2020, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, in respect of Parent’s 9.500% Senior Notes due 2025, and (vi) the Indenture, dated as of March 15, 1996, between Parent and Chemical Bank (now n/k/a Wells Fargo Bank, N.A.), as Trustee, as supplemented on March 16, 1998, in respect of the Parent’s 7% Notes due 2028, in each case, as amended, restated, amended and restated, supplemented, refinanced, renewed, replaced, waived or otherwise modified from time to time.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way or other encumbrance of any kind.

“Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the use, handling, presence, treatment, storage or disposal of, or to the protection of human health from exposure to, Materials of Environmental Concern.

“Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient (rounded down to the nearest four decimal places) obtained by dividing (A) the Per Share Cash Consideration by (B) the Parent Closing Price.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code.

“FDI Laws” means applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where Parent, the Company or any of their respective Subsidiaries do business.

“Financing Sources” means the parties to the Financing Documents or the Financing Definitive Agreements other than the Parent Parties and their Affiliates, together with, to the extent alternative financing from alternative parties is obtained in accordance with this Agreement, any such alternative parties and, in each case, any joinder agreements relating thereto.

“Foreign Regulatory Authority” means any foreign governmental agency with regulatory authority over Company Products, in the case of the Company, its Subsidiaries and Joint Ventures, and Parent Products, in the case of Parent and its Subsidiaries.

“Incidental IP Contracts” means (i) Contracts that include non-exclusive licenses, sublicenses, releases, covenants not to sue or similar rights to rights in Intellectual Property entered into between the Company, its Subsidiaries or its Joint Ventures and their respective customers and vendors, (ii) Contracts with shareholders, directors, officers, employees, contractors and other representatives of the Company, its Subsidiaries or its Joint Ventures that assign rights in Intellectual Property from such Persons to the Company, its Subsidiaries or its Joint Ventures, or (iii) Contracts that include licenses for generally commercially available Software, in each case of clause (i), clause (ii) and clause (iii) that are entered into in the ordinary course of business.

“Indebtedness” of any Person means (a) all indebtedness for borrowed money, and (b) any other indebtedness which is evidenced by a note, bond, debenture, guaranty or similar instrument.

“Intellectual Property” means United States or foreign intellectual property, including (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (ii) Trademarks, (iii) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (iv) Trade Secrets, (v) Software (including databases and related documentation), (vi) uniform resource locators, web site addresses and Internet domain names, and registrations therefor, (vii) moral and economic rights of authors and inventors and (viii) all other intellectual property or proprietary rights whether now known or hereafter recognized in any jurisdiction.

“International Trade Laws” means any of the following: (a) any Laws concerning the importation of merchandise or items (including technology, services, and software), including but not limited to those administered by U.S. Customs and Border Protection or the U.S. Department of Commerce, (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, or (c) any economic sanctions administered by OFAC, the U.S. State Department, the United Nations, Canada, the European Union or the United Kingdom.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, as well as all associated documentation.

“Joint Venture” means with respect to the Company or Parent, any partnership, limited liability company or joint venture in which the Company or Parent, as applicable, owns, directly or indirectly, any voting or economic interest of 10% or more, other than with respect to any directly or indirectly wholly owned Subsidiary of the Company or Parent, as applicable; provided that the Person listed on Section 10.2(iii) of the Company Disclosure Letter shall be deemed a Joint Venture of the Company and not a Subsidiary; provided further, that the Person listed on Section 10.2(iv) of the Company Disclosure Letter shall not be deemed a Joint Venture or Subsidiary of either the Company or Parent.

“Knowledge” means (i) with respect to the Parent Parties, the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(iii) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(iii)(a) of the Company Disclosure Letter; provided that Knowledge of the Company with respect to any Joint Ventures of the Company shall be the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(iii)(a) or Section 10.2(iii)(b) of the Company Disclosure Letter; provided further, that Knowledge of the Company for purposes of Section 5.2(c) of this Agreement shall be limited to the actual knowledge (without independent inquiry or investigation) of any one or more of the Company’s Chief Executive Officer, interim Chief Financial Officer and General Counsel.

“Law” means any international, national, federal, state or local law, including common law, statute, code, ordinance, constitution, treaty, convention, regulation or rule or other similar requirements of any Governmental Entity.

“Leased Real Property” means the real property that is the subject of the applicable Lease.

“Leases” means all leases, subleases or other occupancy arrangement pursuant to which the Company or any of its Subsidiaries is a party or has a right to use the real property owned by another Person as of the date of this Agreement.

“made available”, when used with respect to any information, material, data, document or other item of disclosure relating (i) to the Company, its Subsidiaries or its Joint Ventures, means such information, material, data, document or other item of disclosure in the form provided by the Company or its Representatives as (A) uploaded to the virtual data room entitled “Beta” and established by the Company with Datasite in connection with the Transactions, (B) delivered to Parent or one of its Representatives via e-mail or hard copy form, or (C) publicly filed with the SEC by the Company, and (ii) to Parent or its Subsidiaries, means such information, material, data, document or other item of disclosure in the form provided by Parent or its Representatives as (A) uploaded to the virtual data room entitled “Graham to Vulcan” and established by Parent with Intralinks in connection with the Transactions, (B) delivered to the Company or one of its Representatives via e-mail or hard copy form, or (C) publicly filed with the SEC by the Company; provided, however, that for the purposes of this Agreement, such information, data, material, document or other item of disclosure shall only be deemed to be “made available” to the extent such information, material, data, document or other item of disclosure was available for review by the other party or its respective Representatives in unredacted form

(provided that unredacted forms will be deemed “made available” even if only uploaded to the “clean room” areas of the applicable virtual data room) as of 1:00 p.m. (New York City time) on the Business Day immediately preceding the date of this Agreement and in the case of delivery via such virtual data room, the other party (or its Representatives) continue to have access to such unredacted documents in such virtual data room and such documents were not removed from such data site prior to the execution hereof.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste or any other substance, in each case, as defined by or regulated under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Other Financing Matters” means, collectively, (i) any amendment, amendment and restatement or refinancing of Parent’s Amended and Restated First Lien Credit Agreement, dated as of April 9, 2020, by and among Parent, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (ii) any issuance of bonds or other debt securities by Parent or any of its Subsidiaries to refinance Parent’s 5.125% Senior Notes due 2023 and (iii) any issuance of bonds or other debt securities by Parent or any of its Subsidiaries to refinance the 3.750% Senior Notes due 2023 of Goodyear Europe B.V.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company, any of its Subsidiaries or any of its Joint Ventures.

“Owned Real Property” means all real parcels owned by the Company or any of its Subsidiaries as of the date of this Agreement.

“Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences to the extent attributable to (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the principal industries in which Parent and its Subsidiaries operate, (iii) any decline in the market price of the shares of Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the shares of Parent Common Stock may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect), (iv) regulatory, legislative or political or social conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (v) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions or the Financing, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, or compliance by the Parent Parties with the terms of this Agreement; provided that this clause (vi) shall not apply to any representation or warranty (or condition to the consummation of the Merger relating to such representation or warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this

Agreement or the consummation of the Merger, (vii) the performance by the Parent Parties of their obligations under this Agreement, including any inaction in compliance with Section 5.1(b) to the extent that such inaction is as a result of the Company unreasonably withholding its consent under Section 5.1(b), (viii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (ix) the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (x) any hurricane, tornado, flood, earthquake or other natural disaster, or (xi) epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement, except in the case of clauses (i), (ii), (iv), (viii), (ix), (x) or (xi) to the extent such fact, circumstance, event, change, effect or occurrence has a disproportionate effect on Parent or any of its Subsidiaries, taken as a whole, relative to others in the industries, geographies or segments in which the Company, its Subsidiaries and Joint Ventures operate. For the purposes of Section 7.3(c), “Parent Material Adverse Effect” shall exclude any fact, circumstance, event, change, effect or occurrence that is disclosed in the Parent SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Parent SEC Document is reasonably apparent on its face.

“Parent Product” means, as of any date of reference, any product that is being developed, manufactured, marketed, sold or distributed by Parent or any of its Subsidiaries.

“Parent Stock Plans” means the 2017 Performance Plan of Parent, the 2013 Performance Plan of Parent, the 2008 Performance Plan of Parent and the Parent Outside Directors’ Equity Participation Plan, each as may be amended from time to time.

“Per Share Cash Equivalent” means the sum of: (A) the Per Share Cash Consideration plus (B) the product (rounded down to the nearest four decimal places) obtained by multiplying (1) the Exchange Ratio by (2) the Parent Closing Price.

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP on the most recent financial statements included in the Company SEC Documents, (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (iii) pledges or deposits to secure appropriate obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, in each case for sums not yet due and payable or due, but not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents, (v) Encumbrances that relate to zoning, entitlement and other land use and Environmental Laws, (vi) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (vii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (viii) any Laws affecting any Site, (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway and (xi) as to any Intellectual Property, non-exclusive licenses granted to customers, distributors, suppliers and other business partners in the ordinary course of business; provided, however, that none of the foregoing, individually or in the aggregate, materially adversely affects the continued use of the property to which they relate in the conduct of the business currently conducted thereon.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, and when referring to a Data Protection Law, has the same meaning as the similar or equivalent term defined thereunder.

“Personal Information Breach” means a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Information transmitted, stored or otherwise processed.

“Privacy Policies” means all published and posted policies, procedures, agreements and notices relating to the collection, use, storage disclosure, destruction, or cross-border transfer of Personal Information.

“Redacted Fee Letter” means all of the fee letters from a Financing Source related to the Financing in which the only redactions relate to fee amounts, pricing, “market flex” provisions and “securities demand” provisions, in each case, so long as such redacted provisions would not adversely affect the conditionality, enforceability, amount or availability of the Financing.

“Representative” means, with respect to any Person, its officers, directors, consultants, agents, financial advisors, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives and employees, excluding, solely with respect to the Company for the purposes of Section 5.2(a)-(f), employees that are not (i) senior management-level employees or (ii) acting at the direction of or under authority delegated by the Company or such senior management-level employees.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms and program interfaces, whether in source code or object code form and all documentation, including user manuals relating to the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature, and (d) such Person is not insolvent under applicable Law. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries; provided that the Person listed on Section 10.2(iii) of the Company Disclosure Letter shall be deemed a Joint Venture of the Company and not a Subsidiary; provided further, that the Person listed on Section 10.2(iv) of the Company Disclosure Letter shall not be deemed a Joint Venture or Subsidiary of either the Company or Parent.

“Tax” or “Taxes” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any fine, penalty, addition to tax or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Return” or “Tax Returns” means all federal, state, local and foreign Tax returns, declarations, statements, reports, schedules, forms, information returns or similar statements filed or required to be filed with respect to Taxes including any attachment or schedules thereto or amendment thereof.

“Trade Secrets” means inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists, supplier lists and any other proprietary information, to the extent that such items are treated as “trade secrets” under applicable Law.

“Trademarks” means trademarks, service marks, brand names, certification marks, symbols, logos, trade names, corporate names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, other than the Financing.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Section 10.3 Other Definitional and Interpretative Provisions. The following provisions shall be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (v) this Agreement shall be deemed to have been drafted by the parties and this Agreement shall not be construed against any party as the principal draftsperson hereof; (vi) any references herein to a particular Section, Article, or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless another agreement is specified; (vii) any reference in this Agreement to any Contract (including this Agreement), statute or regulation, shall be considered a reference to, except as context may otherwise require, the Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof) and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder; (viii) each of the Company Disclosure Letter and Parent Disclosure Letter is incorporated herein by reference and shall be considered part of this Agreement; (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (x) “including” means “including, without limitation”; (xi) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (xii) “or” includes both the conjunctive and disjunctive; (xiii) reference to “dollars” or “$” shall be deemed reference to the lawful money of the United States of America; and (xiv) any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Any capitalized terms used in any Exhibit, in the Company Disclosure Letter or in the Parent Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, the entirety of this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Where ARTICLE V or ARTICLE VI provides that a party shall perform or comply with an obligation or agreement contained therein, such provision shall not be construed as such party providing a guaranty or warranty with respect to such performance or compliance but shall be construed as requiring such party to perform or comply to the extent within its control.

[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Kramer
Name: Richard J. Kramer
Title: Chief Executive Officer & President

VULCAN MERGER SUB INC.

By:	/s/ Stephen R. McClellan
Name: Stephen R. McClellan
Title: President

COOPER TIRE & RUBBER COMPANY

By:	/s/ Brad Hughes
Name: Brad Hughes
Title: President & Chief Executive Officer

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

1.

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

2.

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

3.

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

4.	[Repealed.]

c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e) and (g) of this section, shall apply as nearly as is practicable.

d)	Appraisal rights shall be perfected as follows:

1.

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

2.

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to § 253 or § 267 of this title.

h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex C

Opinion of Goldman Sachs & Co. LLC

PERSONAL AND CONFIDENTIAL

February 22, 2021

Board of Directors

Cooper Tire & Rubber Company

701 Lima Avenue, Findlay, Ohio 45840

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than The Goodyear Tire & Rubber Company (“Goodyear”) and its affiliates) of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Cooper Tire & Rubber Company (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of February 22, 2021 (the “Agreement”), by and among Goodyear, Vulcan Merger Sub Inc., a wholly owned subsidiary of Goodyear (“Acquisition Sub”), and the Company. The Agreement provides that Acquisition Sub will be merged with and into the Company and each outstanding Share (other than Shares already owned by Goodyear, Acquisition Sub, the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned subsidiaries and Dissenting Shares (as defined in the Agreement)) will be converted into $41.75 in cash (the “Cash Consideration”) and 0.907 of a share of common stock, without par value (“Goodyear Common Stock”), of Goodyear (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Goodyear, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to Goodyear and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunner with respect to the public offering by Goodyear of its 9.500% Senior Notes due 2025 (aggregate principal amount $600,000,000) in May 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Goodyear and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of Goodyear for the five years ended December 31, 2020; Annual Reports on Form 10-K of the Company for the five years ended December 31, 2019; a draft, dated February 20, 2021, of the Annual Report on Form 10-K of the Company for the year ended December 31, 2020 provided by the management of the Company; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Goodyear; certain other communications from the Company and Goodyear to

C-1

Board of Directors

Cooper Tire & Rubber Company

February 22, 2021

their respective stockholders; certain publicly available research analyst reports for the Company and Goodyear; certain internal financial analyses and forecasts for Goodyear standalone prepared by its management (the “Goodyear Forecasts”); certain internal financial analyses and forecasts for the Company, prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); certain operating synergies projected by the management of Goodyear to result from the Transaction (the “Synergies”); and certain analyses and forecasts for Goodyear pro-forma for the Transaction comprised of the Goodyear Forecasts, the Forecasts and the Synergies, as approved for our use by the Company (the “Pro Forma Forecasts”). We have also held discussions with members of the senior managements of the Company and Goodyear regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Goodyear and with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and shares of Goodyear Common Stock; compared certain financial and stock market information for the Company and Goodyear with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Pro Forma Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Goodyear or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Goodyear or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Goodyear and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Goodyear and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Goodyear Common Stock or the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Goodyear or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Goodyear or the ability of the Company or Goodyear

C-2

Board of Directors

Cooper Tire & Rubber Company

February 22, 2021

to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Goodyear and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

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